Form 20-F
period 2018-12-31
Puxin Ltd
filed 2019-04-25
CIK 1726189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-38514

Puxin Limited
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Floor 16, Chuangfu Mansion
No. 18 Danling Street, Haidian District
Beijing, 100080
People’s Republic of China
(Address of principal executive offices)

Mr. Yunlong Sha, Chief Executive Officer
Floor 16, Chuangfu Mansion
No. 18 Danling Street, Haidian District
Beijing, 100080, the People’s Republic of China
Tel: +86 10 8260 5578
E-mail: shayunlong@pxjy.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (each ADS representing two ordinary shares, par value US$0.00005 per share)	New York Stock Exchange
Ordinary shares, par value US$0.00005 per share*	New York Stock Exchange

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

165,038,164 ordinary shares, par value US$0.00005 per share, as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

•	“ADSs” refers to our American depositary shares, each representing two of our ordinary shares, and “ADRs” refer to the American depositary receipts that evidence our ADSs;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
•	“K-12” refers to the three years before the first grade through the last year of high school;
•	“K-12 course withdrawal rate” refers to the ratio of the number of students withdrawing from a K-12 course to the total number of students enrolled at the beginning of that course;
•	“K-12 group class utilization rate” refers to the number of students enrolled in a K-12 tutoring group class course as a percentage of the maximum number of students for that course;
•

“K-12 group class student retention rate” refers to the number of students who continue to enroll in K-12 tutoring group class courses (excluding promotional programs) at our learning centers after completing a K-12 tutoring group class course in a particular period as a percentage of the total number of students who complete K-12 tutoring group class courses during the same period;

•

“learning centers” refers to the physical establishment of an education facility providing K-12 tutoring services, study-abroad test preparation courses or study-abroad consulting services at a specific geographic location, directly owned and operated by our VIE or its subsidiaries. For the avoidance of doubt, references to and calculations of “learning centers” do not include the franchised schools operated under the brand of Global Education;

•	“ordinary shares” refers to our ordinary shares, par value US$0.00005 per share, carrying one vote per share;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•

“school” or “schools,” with respect to our acquisitions and business, refers to (i) entities providing K-12 tutoring services and study-abroad test preparation services which are required to obtain the private school operation permits in China, and (ii) entities providing study-abroad consulting services or online education services in China;

•

“student enrollments” refers to the cumulative total number of courses registered and paid for by our students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments;

•	“tier-1 cities” refers to cities with strong economic development and high per capita disposable income, including Beijing, Shanghai, Guangzhou and Shenzhen;
•	“tier-2 cities” refers to capital cities in 30 provinces and certain economically developed prefecture-level cities;
•

“training institution” or “training institutions” refers to the learning centers providing K-12 tutoring services or study-abroad test preparation services, which are registered as corporate or private non-enterprise entities with relevant PRC government authorities;

•	“U.S. dollars,” “US$” or “dollars” refers to the legal currency of the United States;
•

“variable interest entity,” “VIE” or “Puxin Education” refers to Puxin Education Technology Group Co., Ltd., which is a PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and

•

“we,” “us,” “our company,” “our,” or “Puxin Limited” refers to Puxin Limited, a Cayman Islands company and its subsidiaries, and unless the context requires otherwise, includes its VIE and VIE’s subsidiaries.

We present our financial results in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2018.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;
•	our ability to retain and increase our student enrollments;
•	our ability to offer new courses and services;
•	our ability to engage, train and retain new teachers and consultants;
•	our ability to maintain and improve technology infrastructure necessary to operate our online platform;
•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	growth of and competition trends in our industry;
•	our expectations regarding demand for, and market acceptance of, our services and our brand;
•	our expectation regarding the use of proceeds from the initial public offering;
•	general economic and business conditions in the markets in which we operate;
•	relevant government policies and regulations relating to our corporate structure, business and industry; and
•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, the consolidated balance sheets data as of December 31 2017 and 2018 and the selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from the audited consolidated financial statements of Puxin Limited, which are included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data )
Selected Consolidated Statements of Operations:
Net revenues	439,181	1,282,562	2,228,117	324,066
Cost of revenues (including share-based compensation expenses of nil, RMB1,152 and RMB6,420 for the years ended December 31, 2016 ,2017 and 2018, respectively)	257,995	794,342	1,242,889	180,771
Gross profit	181,186	488,220	985,228	143,295
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB991, RMB3,058 and RMB28,848 for the years ended December 31, 2016, 2017 and 2018, respectively)	123,370	444,927	848,088	123,349
General and administrative expenses (including share-based compensation expenses of RMB50,272, RMB51,625 and RMB339,689 for the years ended December 31, 2016, 2017 and 2018, respectively)	185,496	362,748	775,883	112,848
Total operating expenses	308,866	807,675	1,623,971	236,197
Operating loss	(127,680)	(319,455)	(638,743)	(92,902)
Interest expense	—	5,556	51,901	7,549
Interest income	464	549	2,826	411
Foreign exchange loss	—	—	7,621	1,108
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	70,336	131,748	19,162
Loss on extinguishment of convertible notes	—	—	900	131
Loss before income taxes	(127,216)	(394,798)	(828,087)	(120,441)
Income tax expenses	388	2,436	5,322	774
Net loss	(127,604)	(397,234)	(833,409)	(121,215)
Less: Net (loss) income attributable to non-controlling interest	(48)	79	2	—
Net loss attributable to ordinary shareholders of Puxin Limited	(127,556)	(397,313)	(833,411)	(121,215)
Net loss per share attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(1.29)	(3.98)	(5.78)	(0.84)
Net loss per ADS attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(2.58)	(7.96)	(11.56)	(1.68)
Weighted average shares used in calculating basic and diluted net loss per share	98,670,361	99,705,361	144,157,947	144,157,947
Weighted average ADS used in calculating basic and diluted net loss per share	49,335,181	49,852,680	72,078,973	72,078,973

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	1,152	6,420	934
Selling expenses	991	3,058	28,848	4,196
General and administrative expenses	50,272	51,625	339,689	49,405
Total	51,263	55,835	374,957	54,535

On January 1, 2018, we adopted Accounting Standards Updates 2014-09 Revenue from Contracts with Customers (Topic 606) issued by Financial Accounting Standards Board. The main impact on our results of operations for the year ended December 31, 2018 was an increase of RMB7.1 million in our net revenues.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Total current assets	136,380	307,678	916,303	133,271
Total assets	594,117	2,008,393	2,737,019	398,084
Total current liabilities	478,385	1,270,784	1,931,220	280,887
Total liabilities	511,421	2,161,178	2,189,147	318,400
Convertible redeemable preferred shares	120,000	120,000	—	—
Ordinary shares (par value of US$0.00005 per share; 100,000,000, 100,0000,000 and 1,000,000,000 shares authorized, 100,000,000, 100,000,000 and 188,627,228 shares issued and 100,000,000, 100,000,000 and 165,038,164 shares outstanding as of December 31, 2016, 2017 and 2018, respectively)	34	34	62	9
Total shareholders' (deficit) equity	(37,304)	(272,785)	547,872	79,684

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	81,409	80,266	(92,905)	(13,511)
Net cash used in investing activities	(89,259)	(629,704)	(156,917)	(22,823)
Net cash generated from financing activities	70,000	629,386	831,506	120,937
Net increase in cash and cash equivalents, and restricted cash	62,150	83,644	629,815	91,603
Cash and cash equivalents, and restricted cash at beginning of the year	43,368	105,518	189,162	27,512
Cash and cash equivalents, and restricted cash at end of the year	105,518	189,162	818,977	119,115

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Related to Our Business and Industry

We have limited operating history and our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

We began to provide K-12 tutoring services in May 2015 and study-abroad tutoring services in June 2015. In 2016, 2017 and 2018, we had 451,353, 1,238,070 and 1,765,684 student enrollments in our K-12 courses and 3,592, 37,653 and 80,665 student enrollments in our study-abroad tutoring programs, respectively. Despite the rapid growth in our business size and operation scale in the recent years, we incurred operating loss of RMB127.7 million, RMB319.5 million and RMB638.7 million (US$92.9 million) in 2016, 2017 and 2018, respectively. As of December 31, 2016, 2017 and 2018, we had accumulated deficit of RMB282.3 million, RMB679.6 million and RMB1,469.3 million (US$213.7 million), respectively. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties in achieving or maintaining profitability. As we plan to continue to expand our business, we may need to devote substantial resources to planning for acquisitions of new schools or entities, integrating newly acquired schools, upgrading our services and programs and marketing our brands and recruiting teachers. Any failure to realize anticipated revenue growth could result in further operating losses. Thus, we cannot assure you that we will achieve or maintain profitability or that we will not incur losses in the future.

We may not be able to effectively manage our business expansion and increasingly complicated operations and successfully integrate businesses we acquire, which could harm our business.

We have expanded rapidly through both acquisitions and internal growth, and we plan to continue to expand our operations in different geographic areas as we address growth in our customer base and market opportunities. Since the commencement of our operations in May 2015, the number of our directly operated learning centers increased to 231 and 400 as of December 31, 2016 and 2017, respectively. The number of our directly operated learning centers slightly decreased to 386 as of December 31, 2018. Our rapid expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. The sustainable post-acquisition organic growth is largely dependent on our ability to integrate operations, system infrastructure and management philosophies of acquired schools. The integration of acquired schools is extremely complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. The main challenges involved in integrating acquired schools include the following:

•

implementing standardized integration process and performance management systems to ensure management philosophies, group-wide strategies and evaluation benchmarks can be effectively carried out at each acquired school;

•	demonstrating to students of our acquired schools that the acquisitions will not result in adverse changes in the service quality and business focus;
•	retaining qualified education professionals of our acquired schools;
•	integrating and streamlining different system infrastructure;
•	consolidating service offerings of different acquired schools;
•	preserving strategic, marketing or other important relationships of the acquired schools;
•	coordinating and optimizing research and development activities to launch new products and technologies with reduced cost; and
•	integrating our data management system in newly acquired schools.

We may not successfully integrate the schools we acquire in a timely manner and may not effectively and efficiently manage our expansion, which would have a material adverse effect on our financial condition and results of operations.

In addition, we need to be registered as the sponsor or shareholders of sponsor companies of the acquired schools. Although our acquisition agreements with original sponsors or shareholders of the acquired schools usually provide that the original sponsors or shareholders have obligations to cooperate with us to complete such registrations with local competent authorities, we cannot assure you that we are able to complete such registration in a timely manner.

Failure to attract and retain students to enroll in our courses and study-abroad consulting programs may have a material adverse impact on our business and prospects.

The success of our business depends heavily on the number of student enrollments in our courses and study-abroad consulting programs. Our ability to continue to attract students to enroll in our courses and consulting programs is critical to the continued success and growth of our business. This ability is dependent on a variety of factors, including our ability to acquire schools that create synergies and complement our businesses, develop new programs and improve our existing programs to respond to changes in market trends and student demand, continually develop high-quality educational content and consultation services, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students and respond effectively to competitive pressures.

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of our students is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with our services or fail to perform up to expectation after attending our programs. In addition, our programs may not be able to satisfy all of our students or their parents’ requirements. Satisfaction with our services may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our course or consultancy program curriculum and content. If students or parents feel that we are not providing them the learning experience they have subscribed for, they may choose to withdraw from or not to renew their existing courses. For our K-12 group classes and study-abroad test preparation courses, we usually offer refunds for remaining classes to students who decide to withdraw from a course. For our K-12 personalized courses, we offer refunds to students who decide to withdraw from a course for all the remaining classes. For our study-abroad consulting services, we usually offer refunds of the consulting fees to the students who fail to gain any admission or obtain the relevant visa, which is consistent with market practices. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected. In addition, the students who fail to improve their performance after attending our programs or have unsatisfactory learning experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of student enrollments.

If we are unable to attract and retain students to enroll in our courses and study-abroad consulting programs, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively identify or pursue targets for acquisitions as we did in the past several years, and even if we are able to identify suitable targets, we may not be able to complete such transactions in a cost-effective manner, which may cause us to lose anticipated benefits from such acquisitions.

Historically, we have significantly expanded our network by selected acquisitions of new schools and businesses. We expect to continue to selectively acquire or invest in new schools or businesses that complement our existing operations. We may not, however, be able to identify suitable candidates for acquisitions or investments in the future due to a decrease in the amount of small and medium-sized targets or an increase in the number of acquirers. In addition, changes in laws and regulations on private schools and training institutions might affect the number of suitable acquisition targets as the target’s compliance with such laws and regulations is one of the key factors for our acquisitions. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us or finance the transaction. If we fail to identify appropriate candidates or complete the desired transactions, our growth and expansion may be impeded.

New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

Education is a highly regulated industry in the PRC. Relevant laws and regulations are relatively new and evolving, and the interpretation and enforcement of such laws and regulations involve significant uncertainties. As a result, under certain circumstances it may be difficult to determine what actions or omission may be deemed to be violations of or noncompliance with applicable laws and regulations.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC, or the Amended Private Education Law, which became effective on September 1, 2017 and was further amended on December 29, 2018. On December 30, 2016, the Implementation Regulations for Classification Registration of Private Schools, or the Classification Registration Regulations, were promulgated by five PRC government authorities, including the Ministry of Education, or the MOE. According to the Classification Registration Regulations, the existing private schools are required to choose to register as non-profit or for-profit private schools with competent government authorities. If a private school elects to register as for-profit school, it is required to (i) undertake financial liquidation, (ii) clarify the ownership of land, school premises and properties, (iii) pay relevant taxes and duties, and (iv) re-apply for a new private school operation permit and re-register with relevant authorities. See “Item 4. Information on the Company⸻B. Business Overview⸻Regulations—Regulations on Private Education in the PRC—Implementation Regulations for Classification Registration of Private Schools.”

On August 10, 2018, the Ministry of Justice of the PRC issued the Amended Draft of Implementation Rules for the Law on the Promotion Private Education of the PRC for Approval, or the Implementation Rules for Approval, to invite public comments. If the Implementation Rules for Approval are signed into law, they would have several impacts on our business. For example:

•

pursuant to the Implementation Rules for Approval, private training and education entities that provide after-school tutoring services for kindergarten kids or primary, middle and high school students are subject to approval and strict supervision by the government’s education department at or above county level; and

•

pursuant to the Implementation Rules for Approval, private schools that provide any online training and education services without awarding diplomas, or technology companies that provide any online platform or system for such online training and education, are required to obtain relevant Internet operation permits and file with education department or the human resources and social security department of the government at provincial level, and must review and record the identities of entities or individuals that apply for access to their online platforms or systems.

See “Item 4. Information on the Company⸻B. Business Overview⸻Regulations—Regulations on Private Education in the PRC—Amended Draft of the Implementation Rules for the Law on the Promotion of Private Education of the PRC” for a summary of the Implementation Rules for Approval. As of March 31, 2019, the Implementation Rules for Approval had not come into effect pending for the final approval, and may be subject to further revisions. We expect that the Amended Private Education Law, accompanied with its relevant implementation rules and regulations, will bring significant changes to the compliance regime. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all.

Under the regime of the Law on the Promotion of Private Education of the PRC, the PRC government authorities promulgated a number of regulations and rules governing the education industry and the after-school tutoring service market in 2018, including (i) the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, or Circular 3, (ii) the Opinion on Supervising After-school Tutoring Institutions, or the State Council Circular 80, and (iii) the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, or Circular 10. These new regulations and rules impose a series of requirements on after-school tutoring business. For details, see “Item 4. Information on the Company⸻B. Business Overview⸻Regulation—Regulations on Private Education in the PRC—Opinions on Regulating Development of After-school Education Institutions.” We have been making effort to ensure compliance with these regulations and rules but there is no assurance that our effort will result in full compliance in timely manner given that certain regulations and rules impose new requirements and that PRC government authorities have discretion in interpreting, implementing and enforcing such regulations and rules. If we fail to comply with these regulations and rules in a timely manner, the relevant learning centers may be subject to the order of rectification, fines, confiscation of the gains derived from our noncompliant operations or suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, uncertainties still exist as the regulatory authorities may set further specific and stringent requirements on the operations of after-school tutoring institutions. We may be unable to meet such requirements in a prompt manner or may incur additional costs for compliance with such requirements, which may adversely affect our business, financial conditions and results of operations.

The interpretation and application of existing PRC Laws and policies and possible new Laws or policies relating to the private education industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, private education businesses in China, including our business. There are also risks that we might be found to be in violations of the existing or future laws and regulations in light of uncertainty and complexity of China’s regulation in private education business.

We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business operations.

Under PRC laws and regulations, training institutions are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Amended Private Education Law which became effective on September 1, 2017 and the Implementing Rules on the Supervision and Administration of For-Profit Private Schools which was published on December 30, 2016, or the Implementing Rules, each training institution that operates for profit shall be registered as a corporate entity and apply for the private school operation permit and obtain a business license. In addition, their tutoring branches are required to complete the required filings for permits or registrations.

According to the Implementation Rules for Approval, private training institutions are allowed to establish tutoring branches within the approved cities after completing the filings for registrations with the approval authorities of such private training institutions and the local educational authorities where the tutoring branches are located.

As of December 31, 2018, we had 113 training institutions which are required to obtain private school operation permits and 282 tutoring branches which are required to complete filings for permits or registrations. Among these training institutions and tutoring branches, 23 training institutions do not possess the private school operation permits and 184 tutoring branches have not completed the required filings with the local education authorities.

On February 13, 2018, the MOE, together with three other government authorities, jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, or Circular 3. Pursuant to Circular 3, these government authorities seek to alleviate after-school burden on elementary and middle school students by carrying out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or private school operation permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Circular 3 mandates that the foregoing inspections and rectification be completed by the end of 2018.

Given the significant amount of discretion owned by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. If any of our current or future training institutions or their tutoring branches fail to receive the requisite licenses, permits and approvals, make the necessary filings, or complete all requisite registrations, such training institutions or their tutoring branches may be subject to penalties. These may include fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed by the regulators to be serious, the school may be ordered to return tuition and fees collected and pay a multiple of the amount of returned tuition and fees to regulators as a penalty or may even be ordered to cease operations.

We face intense competition in our industry, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education market in China is highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer, including in on-line and off-line forms, and in each geographic market in which we operate.

Some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, exam materials, admission standards, market trends or new technologies. As a result, our student enrollments may decrease due to intense competition. In addition, in contrast to our comprehensive program offerings, some of our competitors focus on a single area of our business, and may be able to devote all of their resources to that business line. These companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. As a result, certain of our competitors may, therefore, have a competitive advantage over us with respect to these business areas.

The increasing use of the Internet and advancement in technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. Although we have launched online services for our businesses and plan to expand our online service offerings, the pace at which we promote and expand our online services may not be as fast as our competitors. As a result, many international brands or local smaller service providers may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants.

Teachers and study-abroad consultants help us maintain the quality of our education and services, as well as our brand and reputation. Our ability to continue to attract teachers and consultants with the necessary experience and qualifications is a key factor in the success of our operations. We seek to hire experienced teachers and consultants who are dedicated to teaching and are able to follow our teaching and consulting service protocols and deliver effective instructions. The market for teacher recruitment in China is competitive, and we must also provide continued training to ensure that our teachers and consultants stay abreast of changes in student demands, teaching methodologies and other necessary changes.

In addition, PRC laws and regulations require that the teachers teaching academic subjects in the compulsory education stage and the subjects related to the admission to higher schools must have the relevant teacher qualifications. As of the date of this annual report, certain of our teachers for the above-mentioned subjects have not obtained the relevant teacher qualifications. We have formally notified these teachers of the requirement to obtain the relevant teacher qualifications. Nevertheless, we cannot assure you that our teachers can all apply for and obtain the teaching qualifications in a timely manner, or at all. If our teachers are not able to apply for and obtain the required teacher qualifications on a timely basis, or at all, we may need to rectify such noncompliance, or be subject to penalties or the risk that we may not maintain our private school operation permits.

Further, the Measures of Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the MOE, on January 11, 2014, prohibits teachers of elementary and secondary schools from providing paid tutoring in schools or in out-of-school training institutions. If any of our teachers cannot continue to teach courses in our schools due to the foregoing regulation, we may have to recruit full-time teachers to maintain our class offerings. In addition, we hire foreign teachers and we need to apply for work and residence permits for them in China. If we cannot obtain such permits for our foreign teachers, we may have to terminate our employment relationship with them.

In order to recruit experienced full-time teachers, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers and consultants in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants in the future, which may have a material adverse effect on our business, financial condition and results of operations.

Our business and financial performance may suffer if we fail to successfully develop and launch new education services.

The future success of our business depends partly on our ability to develop new education services. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframe. For example, we only recently launched certain web-based and mobile-based services such as Puxin Superior Classes, Puxin Dual-Teacher Classrooms, foreign teacher classes, Puxin Online School and Puxin Teacher & Student App. While we have not experienced material technological difficulties in these newly launched services, we cannot assure you there will not be system outages or errors for these new online services in the future. Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

We cannot assure you that any of our new services will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new education services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We have limited operating history with our study-abroad test preparation courses and study-abroad consulting services. Our newer courses and services may not be as attractive as our K-12 tutoring services.

Prior to the acquisitions of Global Education and ZMN Education in 2017, a significant majority of our revenue and operations was derived from K-12 tutoring services. We have limited operating history with our study-abroad test preparation courses and study-abroad consulting services. As we plan to continue to dedicate resources to integrating and expanding our study-abroad test preparation courses and study-abroad consulting services, our efforts to improve, expand, and promote our study-abroad test preparation courses and study-abroad consulting services may not be successful and we may not achieve comparable profitability to our K-12 tutoring services, or at all.

We may not be able to improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner.

We regularly and constantly update the content of our existing courses and develop new courses to meet students’ demands and the latest market trends. We also closely follow any changes in curriculum, examination systems, testing materials, admission standards and technologies. Admission and assessment tests in China and overseas countries constantly undergo changes and development in terms of tested subjects, skill focus, question types and manners of test administration. For example, most of the major English tests, such as TOEFL and IELTS, are increasingly being offered in a computer-based testing format, and there are certain universities in China that have been allowed to admit a small portion of their students through independently administered examinations and admission procedures. These changes require us to continually update and enhance our course materials and our teaching methods. Furthermore, offering new courses or modifying existing courses may require us to have more input into curriculum and course development, train new teachers or provide continued training to existing teachers, increase marketing efforts and re-allocate resources. We may have limited experience with new course content and may need to modify our systems to incorporate new courses into our existing course offerings. If we cannot respond effectively to changes in market demands or launch new courses on a timely basis and in a cost-effective manner, our results of operations and financial condition could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends in part on the continued application of services, efforts and motivation of our senior management team and key personnel, in particular, our founder, chairman and chief executive officer, Mr. Yunlong Sha. If one or more of our senior management members or key personnel are unable to continue in their present positions, we may not be able to find suitable replacements, and our business may be disrupted.

We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills could negatively impact our ability to manage our existing products and services, launch new services and expand our operations. Competition for experienced management personnel in the private education industry is intense with a small pool of qualified candidates, and we may not be able to retain services of our senior executives, experienced principals of our schools or other key personnel, or attract and retain high-quality senior executives or key personnel in the future. Although we have established an internal training and promotion system to develop good candidates for senior management team and principals, the number of these candidates and the speed of training these candidates to be capable and qualified to their prospective positions may not align with our rapid growth. In addition, if any member of our senior management team, principals or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties in China’s legal system.

Any damage to the brand and reputation of our learning centers may adversely affect our overall business, prospects, results of operations and financial condition.

We believe that market awareness of our “Puxin,” “Global Education,” “ZMN Education,” and other brands and our solid reputation in the K-12 tutoring and study-abroad tutoring industry have contributed significantly to the success of our business. We also believe that maintaining and promoting our brands are critical to sustaining our competitive advantage. Our brand and reputation could be adversely affected under many circumstances, including the following:

•	our students are not satisfied with our services and their learning experience;
•	we fail to maintain the quality and consistency of our service standards as we expand our course offerings into different subjects and extend our geographic or product reach;
•	our learning center facilities do not meet the standards expected by parents and students;
•	our teachers, study-abroad consultants or staff fail to provide students and their parents with prompt feedback and adequate attention;
•	our teachers, study-abroad consultants or staff behave or are perceived to behave inappropriately or illegally;
•	we lose a license, permit or any other governmental authorization to operate a learning center; and
•	operators of learning centers with lower quality abuse our brands or those with brand names similar to ours conduct fraudulent activities and create confusion in the market.

The likelihood of any above-mentioned circumstances increases as we expand our network of learning centers. These events could influence the perception of our learning centers not only by our students and their parents, but also by other constituencies in the education sector and the general public.

In addition, Global Education also has franchised schools. Our control over our franchisees is based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures, set standards to guide our franchisees on operations of their learning centers and require all teachers and management personnel of our franchise teaching facilities to complete our mandatory trainings, our franchisees manage their businesses independently and are therefore responsible for the day-to-day operation of the franchise facilities. Furthermore, it is the franchisees and their teachers and employees that interact directly with students and their parents. In the event of any unsatisfactory performance or illegal actions by the franchisees or their employees or any incidents or operational issues in the franchise facilities, we may suffer reputational or financial damage which in turn might adversely affect our business as a whole. As we mainly rely on word-of-mouth referrals to attract prospective students, if our brand name or reputation deteriorates, our overall business, prospects, financial condition and results of operations could be materially and adversely affected.

Furthermore, third-party service providers with whom we have a business relationship could damage our reputation and brands due to their unsatisfactory or illegal actions arising from the interactions with our students. We have close cooperation relationships with third-party service providers, such as printers that provide services to print course materials, organizations that host events or organize mathematics or other science competitions, and overseas education service providers that provide overseas study tours and summer and winter camps. These third-party service providers may directly interact with our students in providing their services. Although we selectively establish cooperation relationships with reliable and reputational service providers, we cannot assure you that these third-party service providers will not conduct any unsatisfactory, inappropriate or illegal actions that will damage our reputation and brands, which consequently could cause our business to be harmed.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

In the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions or negligence of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may make parents unwilling to allow their children to attend our classes. We could also face negligence claims for inadequate maintenance of our facilities or lack of supervision of our teachers and other employees. Although we have not encountered any injury to our students on our premises that has materially and adversely affected our business or financial condition, we cannot assure you that there will not be any in the future. Our insurance coverage may not be adequate to fully protect us from all kinds of claims. See “—We have limited liability insurance coverage and do not carry business disruption insurance.” A liability claim against us or any of our employees or independent contractors could adversely affect our reputation and ability to attract and retain students. Even if such claim is unsuccessful, it could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or comply with relevant regulation regarding our leased premises could materially and adversely affect our business.

Substantially all of our offices and learning centers are presently located on leased premises. At the end of each lease term, we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly given that the real estate prices in China have kept rising for years. This could disrupt our operations and adversely affect our profitability. We also compete with many other businesses for sites in certain highly desirable locations and some landlords may have entered into long-term leases with our competitors for prime locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business.

As of December 31, 2018, among our 631 lease contracts, we had not been able to receive copies of the valid title certificates or proof of authorization to lease properties to us from the lessors for 103 leased properties. Our use of some of leased properties does not comply with the approved use stipulated in the title certificates of such properties or the lease agreements. As of December 31, 2018, we were not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning center and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms commercially acceptable to us, our business and results of operations could be materially and adversely affected.

In addition, under the applicable PRC laws and regulations, we are required to register and file executed leases with the relevant government authorities, but we have failed to do so in certain instances. While the lack of registration will not affect the validity and enforceability of the lease agreements under the PRC Law, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease, if the requirement of registration failed to be fulfilled after a period of time demanded by a relevant local authority.

A significant portion of our training institutions are not in compliance with fire safety regulations.

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. As of December 31, 2018, we had leased 531 business premises for our training institutions and their tutoring branches, and we have complied with the foregoing fire safety permit and filing requirements for 350 of these premises. We have arranged inspections for 56 premises by local fire control authorities and obtained written records of passing the fire safety inspections. Besides, the construction units have obtained the fire safety permits in connection with the construction of the buildings where another 74 premises are located, and we are in the process of completing further fire safety filings with respect to the interior decoration of such premises. However, as of December 31, 2018, we had neither obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings for the remaining 51 leased business premises. We cannot assure you that we may be able to obtain the fire safety permits, rectify our non-compliance or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all, and we may be subject to fines and orders to rectify within a specified period of time or to suspend operations for our non-compliance. As a result, we may not be able to occupy certain of our current locations and may be ordered to relocate our operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our business, results of operations and financial conditions.

In addition, according to PRC fire safety laws and regulations, venues for children’s activities generally may not be located above the third floor of a building, depending on its fireproof conditions. As of December 31, 2018, 92 of our business premises for children’s activities, including certain sections of our K-12 and study-abroad programs that target children were located above the third floor of a building. Nevertheless, we have either complied with the fire safety filing requirement or arranged fire safety inspections by the local fire control authorities and obtained written records of passing the fire safety inspections for 55 business premises. We may be subject to fines and orders to suspend operations if the remaining 37 business premises are inspected and found to be in violation of the fire safety regulations, which could materially and adversely affect our business, results of operations and financial condition.

Moving training institutions and their tutoring branches in order to comply with fire safety regulations would require us to terminate or break our existing leases and pay any associated termination or breakage costs in addition to the costs of relocation, renovation and decoration, and it may also disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our financial results.

We may face risks and uncertainties with respect to the licensing requirements for our online platforms.

We may be required to obtain additional licenses or permits for our operations because the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. For example, the content we use on our websites and mobile apps, including course materials and audio-visual content, may be deemed as “Internet cultural products,” and our use of such content may be regarded as “Internet cultural activities.” Thus, our VIE and its subsidiaries may be required to obtain an Internet culture business operating license for provision of such content through our websites or mobile apps as currently there is no further official or publicly available interpretation of whether such content would be deemed “Internet cultural products.” In addition, according to the Implementation Rules for Approval, the entities which provide online academic training services to children and teenagers are required to apply for the private school operation permits.

In addition, we offer certain audio-visual content on our websites as supplementary course materials. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-visual program service” under the Administrative Measures Regarding Internet Audio-Visual Program Services, our VIE and its subsidiaries may be required to obtain a license for disseminating audio-visual programs through Internet. Moreover, we may be required to obtain the online publishing services permit for our online educational products, such as Puxin Superior Classes, Puxin Dual-Teacher Classrooms, Puxin Online School, foreign teacher classes and GEDU Online. We are in the process of applying for the Internet Content Provider License, or ICP License. If we are not able to obtain such licenses, we may further be subject to fines, legal sanctions or an order to suspend our on-line courses providing service.

No material fines or other penalties have been imposed on us for non-compliance with licensing requirements for our online platforms in the past. However, if we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or revocation of the operation permits of the non-compliant schools, any of which may materially and adversely affect our business, financial condition and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our results of operations.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill and intangible assets without determinable useful lives are required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which could have a material adverse effect on our results of operations.

In 2016, 2017 and 2018, we did not recognize any impairment loss in relation to goodwill or intangible assets arising from our acquisitions. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which could have a material adverse effect on our results of operations.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Our major brand names, logos and domain names are registered in China. Our proprietary curricula and course materials are protected by copyrights. Unauthorized use of any of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws and confidentiality agreements with our employees and contractors to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights. Nevertheless, third parties may still obtain and use our intellectual property without due authorization, and enforcement of intellectual property rights by Chinese regulatory agencies involves uncertainty. We may need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could be difficult, costly and time-consuming and divert our management’s attention and resources. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed and our business, financial condition and results of operations may be adversely affected.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our trademarks, logos, trade names, technologies, products, courseware, course materials or any intellectual property developed or used by us do not or will not infringe the intellectual property rights held by third parties. We and our schools have been involved in disputes with third parties claiming infringement of intellectual property rights by us, and we may be subject to such disputes in the future. On July 7, 2017, Beijing Global Education & Technology Co., Ltd., or Beijing Global Education, which we acquired in August 2017, received a letter issued by the legal counsel of IDP Education Limited, The Chancellor Masters and Scholars of the University of Cambridge Acting by the University of Cambridge Local Examination Syndicate and the British Council (collectively the “IDP Claimants”). In such letter, the IDP Claimants alleged that Beijing Global Education infringes their trademark rights and requested Beijing Global Education and all of its schools and learning centers to deregister and stop the use of any trademarks that contain the words of “IELTS,” “YASI,” “” and “” and remove these words from their trade names and logos. On July 24, 2017, Beijing Global Education sent a response letter to the IDP Claimants in which Beijing Global Education raised its arguments against certain of the IDP Claimants’ claims and agreed to conduct investigations on the trademarks used by its schools and learning centers. We are in the process of negotiating with the IDP Claimants to reach an agreement. As of December 31, 2018, the IDP Claimants had not initiated any litigations or legal proceedings against Beijing Global Education or us. However, there is no assurance that we would eventually be able to reach an agreement with the IDP Claimants to resolve such claims or that the IDP Claimants would not initiate any litigations or legal proceedings against Beijing Global Education or us in the future.

In August 2017, Beijing Global Education received a cease-and-desist letter from Pearson (Beijing) Management Consulting Co., Ltd., or Pearson Beijing, alleging that Beijing Global Education and certain of its franchised schools have infringed the intellectual property of Pearson PLC, including but not limited to “/Longman” trademarks and certain other trademarks and brands, and demanding that the infringers immediately cease the infringement. Beijing Global Education has subsequently ceased the alleged infringement and sent a letter to all franchise schools involving the use of the intellectual property of Pearson PLC, requesting them to cease the alleged infringement. We cannot guarantee that these franchise schools will cease the alleged infringement in a timely manner, or at all, or that our corrective measures will prove to be satisfactory to Pearson Beijing or Pearson PLC. As of December 31, 2018, neither Pearson Beijing nor Pearson PLC had taken any further action, including legal proceedings, against Beijing Global Education or us for the alleged infringement. However, there is no assurance that Pearson Beijing or Pearson PLC would not initiate any legal proceedings against Beijing Global Education or us in the future.

If any of the above-mentioned parties or other third parties initiate litigation against us alleging infringement upon their intellectual property rights, defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or subject us to injunctions prohibiting the distribution and marketing of the relevant brand or services. To the extent that licenses are not available to us on commercially reasonable terms or at all, we may be required to spend considerable time and resources sourcing alternative technologies or designing alternative trademarks or brands, if any, or we may be forced to delay or suspend the sale of the relevant services or the promotion of the relevant brand. We may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit. Protracted litigation could also result in our customers or potential customers deferring, reducing or canceling their use of our services. In addition, we could face disruptions to our business operations as well as damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter and result in the volatility in the price of our ADSs.

Our industry generally experiences seasonality, primarily due to seasonal changes in service days and student enrollments. Seasonal fluctuations have affected, and are likely to continue to affect, our business. In general, we generate higher revenues during summer breaks as more students are enrolled in our courses. We also generally experience lower revenues in the first quarter as we deliver fewer classes during the winter breaks due to the Chinese New Year holiday and the relatively short length of winter breaks. Because we recognize revenues from K-12 tutoring courses and study-abroad test preparation courses based on the delivery of services, we expect our revenues in certain months to be negatively impacted by such seasonality factors. Our costs and expenses, however, do not necessarily correspond with changes in our student enrollments, service days or net revenues because we incur expenses and costs on marketing and promotion, teacher recruitment, teacher training and course development throughout the year. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. Our failure in making contributions to various mandatory social security plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We have limited liability insurance coverage and do not carry business disruption insurance.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company⸻B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our learning centers, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business-related insurance products. We do not have any business interruption insurance or key-man life insurance. The coverage of our liability insurance may not be adequate to fully protect us from all kinds of claims, and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

Any disruption or interruption to our information technology systems or a leak of student data could damage our reputation and disrupt our operations.

The successful development, stable operation and effective maintenance of our systems and information technology infrastructure, such as our CRM system, ERP system, Puxin Teacher & Student App and a variety of cloud-based online products and services, is critical to the attractiveness of our online and offline programs and the management of our business operations. Thus, any material breakdown of our information technology systems, any interruptions or malfunctions to our information technology systems or any loss of the right to use the programs licensed from third parties could cause interruption to our business. In addition, we would suffer economic and reputational damage if a technical failure of our systems causes a leak of student data, including identification or contact information. As of December 31, 2018, our information systems had not encountered material errors or technical issues and there was no material leak of student data which could damage our reputation and disrupt our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems, our ability to realize our strategic objectives and our profitability could be adversely affected, and may harm our reputation and brand names and materially and adversely affect our business and results of operations.

Our relationships with overseas education service providers may deteriorate.

We collaborate with various overseas publishers on content development and overseas schools and institutions to provide overseas study tours and summer and winter camps to students. For example, for our English tutoring courses for children, we cooperated with Macmillan Younger Learners and introduced “Happy Campers” series of American English learning materials to our students. These relationships allow us to offer more diverse programs and classes and charge a premium for the programs we offer with other overseas education service providers. We can also enhance our brand and reputation and have more exposure to international education methods and experiences through these relationships.

If our relationships with any of these overseas education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminish, whether as a result of our own actions, actions of our partners, actions of any third party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.

We operate schools and provide after-school education services under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

We operate substantially all of our K-12 after-school tutoring schools and a small portion of our study-abroad tutoring schools under the co-brand names, such as “Puxin-YESSAT” and “Puxin-Fubusi.” We operate the majority of our study-abroad tutoring schools under multiple different brands, such as ZMN Education, Global Education and Milestone Education. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. In the long term, we intend to promote a unified brand “Puxin” to foster our corporate image, which represents the entire spectrum of education services we offer. We may seek to transition our co-brand names and different brands to “Puxin” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

The education industry is vulnerable to health epidemics such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other epidemics. Additionally, our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snow, storm or hurricane, and natural disasters, such as earthquakes. These occurrences could cause cancelations of student enrollment and require the temporary or long-term closure of our learning centers while we may still remain obligated to pay rent and other expenses for these facilities. We may also face litigation and have to incur extra expenses if we are found negligent in the prevention and control of health epidemics in our facilities. Any outbreak of health epidemics and any occurrence of natural disasters in China therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the years ended December 31, 2016 and 2017 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board Standard, or PCAOB, and other control deficiencies. The material weakness identified relates to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We have implemented and are continuing to implement a number of measures to remedy this material weakness and the other control deficiencies. As of December 31, 2018, we determined that the above-mentioned material weakness had been remediated. We have also adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have granted and will continue to grant share options and other equity incentives in the future, which may result in increased share-based compensation expenses.

Puxin Education adopted its 2014 Great Talent Share Incentive Plan in December 2014, and granted an aggregate of 142,783,400 options to purchase Puxin Education’s equity interest from 2015 to 2017 under this plan. We refer this plan as the Original Plan. In March 2018, we adopted Puxin Limited 2018 Great Talent Share Incentive Plan to replace the Original Plan and granted options to purchase 6,592,538 ordinary shares of Puxin Limited under this plan to replace the granted and outstanding options under the Original Plan. As of December 31, 2018, there were 6,281,856 options outstanding which entitle their holders to purchase 6,281,856 ordinary shares of Puxin Limited under this plan. We adopted Puxin Limited 2018 Grand Talent Share Incentive Plan in February 2018, which permits granting of share options to purchase up to 16,400,000 ordinary shares pursuant to all awards under this plan. On March 31, 2018, we granted options to purchase 16,400,000 ordinary shares under this plan. In March 2019, we adopted Puxin Limited 2019 Noble Talent Share Incentive Plan which permits granting of share options to purchase up to 8,879,986 ordinary shares under this plan. On March 6, 2019, we granted options to purchase 8,879,986 ordinary shares under this plan.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. In 2016, 2017 and 2018, we incurred share-based compensation expense of RMB51.3 million, RMB55.8 million and RMB375.0 million (US$54.5 million). Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Failure to comply with governmental regulation and other legal obligations concerning personal information may adversely affect our business, as we routinely collect, store and use personal information during our business.

We routinely collect, store and use personal information during our business. We are subject to the PRC laws and regulations governing the receiving, storing, sharing, using, processing, disclosure and protection of personal information on the Internet and mobile platforms. See “Item 4. Information on the Company⸻B. Business Overview⸻Regulation⸻Regulations on Protection of Personal Information of Citizens.” The scope of these laws and regulations may change depending on varied interpretations. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued an announcement on January 25, 2019 to carry out regulatory inspections on mobile Internet applications which collect and use personal information in violation of laws and regulations. This announcement prohibits business operators from collecting personal information that is irrelevant to their services or forcing users to grant their authorizations by making the user’s authorization as a default setting, bundling a plugin authorization or suspending installation in the event of failure to obtain the user’s authorization. As this announcement is relatively new, we cannot assure you that we can adapt our operations to it promptly. If we fail to comply with these laws and regulations, we may be penalized by the relevant authorities and be subject to litigation or negative public statements against us by consumer advocacy groups or others, and our operations or reputation could therefore be adversely affected.

We face risks and uncertainties in printing and providing teaching handouts and other materials to our students.

Certain subsidiaries of our VIE engage in printing and distributing teaching handouts and other materials to our students. According to the Administrative Regulations on Publication, any entity engaging in publishing, printing, copying, importing or distributing of publications is required to obtain relevant permits. See “Item 4. Information on the Company⸻B. Business Overview⸻Regulation⸻Regulation Relating to Publication Distribution.”

According to the prior Measures for the Administration of Internal Informative Publications, entities engaging in printing internal informative publications were allowed to obtain an internal informative publications printing permit instead of the permit of publishing. Such internal informative publications were defined as publications used for the purposes of internal information communication and work guidance without being for sale. In April 2015, the Measures for the Administration of Internal Informative Publications took effect and abolished the prior Measures for the Administration of Internal Informative Publications. Under the new regulation, the internal informative publications printing permit is no longer applicable to printing and publishing of textbooks and teaching materials for primary and secondary school students. In addition, the new regulation prohibits entities which have obtained the internal informative publications printing permits from offering the internal informative publications to its clients or to the public.

Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed as the activities of publishing. If the General Administration of Press and Publication or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our printing and providing of teaching handouts and other materials to our students.

Risk Factors Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we operate our K-12 tutoring business and study-abroad tutoring business in China primarily through Puxin Education Technology Group Co., Ltd, or Puxin Education or VIE, and its subsidiaries. We entered into a series of contractual arrangements with Puxin Education and its shareholders. Our VIE and its subsidiaries are the entities that hold certain licenses and permits relating to the K-12 tutoring business and study-abroad tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries to operate our business. See “Item 4. Information on the Company—C. Organizational Structure—Organizational Structure” for more information.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain any of the required licenses and permits, the relevant PRC regulatory authorities including the MOE, which regulates the education industry in the PRC, the Ministry of Commerce, or the MOFCOM, which regulate the foreign investments in China, the Ministry of Civil Affairs, which regulates the registration of non-profit private schools in the PRC after the Amended Private Education Law became effective, and the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAIC, which regulates the registration and operation of for-profit private schools in the PRC after the Amended Private Education Law became effective, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses held by our PRC subsidiaries and/or our VIE and its subsidiaries;
•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries, our VIE and its subsidiaries;
•	confiscating the income of our VIE and its subsidiaries;
•	imposing fines, penalties or other requirements with which we, our PRC subsidiaries, or our VIE and its subsidiaries may not be able to comply;
•

requiring us to restructure the relevant ownership structure or operations, terminate the contractual arrangements with our VIE or deregister the pledges on the equity interest in our VIE, which in turn would affect our ability to consolidate, derive economic interest from or exert effective control over our VIE;

•	restricting or prohibiting our use of the proceeds of the initial public offering to finance our business and operations in China; or
•	restricting the use of financing sources by us or our VIE and its subsidiaries, or otherwise restricting our or their ability to conduct business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Puxin Education and its subsidiaries, or results in our failure to receive the economic benefits from Puxin Education and its subsidiaries, we may not be able to consolidate Puxin Education and its subsidiaries in our financial statements in accordance with U.S. GAAP.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Enterprise Investment Law, which will come into effect on January 1, 2020 and replace the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Enterprise Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Enterprise Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our VIE and its shareholders to operate our K-12 tutoring and study-abroad tutoring businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Organizational Structure.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our VIE and its subsidiaries. Any failure by our VIE and its shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as in some other jurisdictions, such as the United States.

As a result, uncertainties in the commercial arbitration system or legal system in the PRC could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If any government action causes us to lose our right to direct the activities of our VIE and its subsidiaries or lose our right to receive substantially all the economic benefits and residual returns from our VIE and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE and its subsidiaries.

Our VIE or its shareholders may fail to perform their obligations under the contractual arrangements.

If Puxin Education or any of its shareholders fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Puxin Education were to refuse to transfer their equity interest in Puxin Education to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the material agreements under our contractual arrangements are governed by the PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIE and its subsidiaries, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us and not act in the best interests of our company.

The shareholders of Puxin Education, namely, Mr. Yunlong Sha, Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Shanghai Trustbridge Investment Management Co., Ltd., or Shanghai Trustbridge, Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership, or Ningbo Zhimei, and Tianjin Puxian Education and Technology Limited Partnership, or Tianjin Puxian, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach or refuse to renew the existing contractual arrangements, which would have a material and adverse effect on our ability to effectively control our VIE and its subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.

We are a holding company and rely principally on dividends and fees paid by our PRC subsidiaries for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries in turn depends on the service fees paid by our VIE. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. After our schools are registered as for-profit private schools pursuant to the Amended Private Education Law, each of such schools may be required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. And according to the Implementation Rules for Approval, each of our for-profit private schools is required to set aside no less than 25% of its annual net income to its development fund reserve. Furthermore, if our PRC subsidiaries or our VIE incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments as service fees or other fees to us, which may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements between our VIE and us may be subject to scrutiny by the PRC tax authorities who may find that we or our VIE and its subsidiaries owe additional taxes.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary Purong Beijing, our VIE and its shareholders are not conducted on an arm’s-length basis and adjust the income of our VIE through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of Purong Beijing and our VIE. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on Purong Beijing and our VIE for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our VIE materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in the PRC through a series of contractual arrangements among our wholly-owned PRC subsidiary Purong Beijing, our VIE, its shareholders and its subsidiaries. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our VIE and its subsidiaries. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIE and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or by seeking to gain control of our subsidiaries, our VIE or any of its subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiary are subject to the approval of or filing with the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to our VIE must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on March 30, 2015, the SAFE promulgated the Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, a regulation regarding the conversion by an FIE of its capital contribution in foreign currency into Renminbi. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditures beyond their business scopes. In June 2016, the SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 19 and Circular 16 continue to prohibit FIEs from, among other things, using the Renminbi fund converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. As we expect to use the proceeds of the initial public offering in China in the form of RMB, our PRC subsidiaries, our VIE and our VIE’s subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, Circular 19, Circular 16 and relevant foreign exchange rules may significantly limit our ability to convert the net proceeds from the initial public offering in US dollar to RMB and transfer the net proceeds to our VIE and its subsidiaries through our PRC subsidiaries, which may adversely affect our ability to expand our business.

Risk Factors Related to Doing Business in the PRC

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market.

Substantially all of our operations are conducted in China, and substantially all of our revenue is derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for educational services, which could harm our business. For example, recent policy changes in certain cities indicate that the scope of after-school tutoring services may be further regulated. Shanghai and Chengdu promulgated local regulations and policies, which, among others, prohibit private tutoring service providers from providing elementary education services to pre-school children and from enrolling full-time students at compulsory education stage except during winter and summer breaks.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our educational services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may cause our potential students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenue. In addition, any sudden changes to China’s political system or the occurrence of social unrest could have a material and adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, given the short history of these laws and regulations and the rapid evolvement of the PRC legal system, the interpretations of such laws and regulations may not always be consistent, and the enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections. Another uncertainty is that the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Substantially all of our revenues is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenues generated in Renminbi to fund any business activities we may have outside the PRC in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside the PRC, unless such use is approved by SAFE. For example, foreign exchange transactions under our PRC subsidiaries’ capital accounts, including principal payments in respect of foreign currency-denominated obligations, are subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside the PRC. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside the PRC to our overseas subsidiary holding its equity interest. Furthermore, in the event that Puxin Education liquidates, Purong Beijing may, pursuant to a power of attorney it entered into with Mr. Yunlong Sha, Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Shanghai Trustbridge, Ningbo Zhimei and Tianjin Puxian, respectively, require Mr. Yunlong Sha, Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Shanghai Trustbridge, Ningbo Zhimei and Tianjin Puxian to transfer all assets they might receive in connection with the liquidation of Puxin Education to Purong Beijing at no consideration or the minimum consideration as permitted under PRC laws. Purong Beijing then may distribute such proceeds to us after converting them into foreign currency and remit them outside the PRC in the form of dividends or other distributions. Once remitted outside the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenues generated by our VIE for direct investment, loan or investment in securities outside the PRC will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenues generated by our VIE and its subsidiaries not paid to our PRC subsidiaries and revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenues. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are still subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our VIE and its shareholders, we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required registration with the SAFE, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015. Under Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since Circular 37 was recently issued, there remains uncertainty with respect to its implementation.

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations as required by Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. If any of such individuals fails to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and the SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Higher labor costs in the PRC may adversely affect our business, financial conditions and results of operations.

Labor costs in the PRC have increased with the PRC’s economic development. We expect that our labor costs, including wages, various statutory employee benefits, including those for full-time and part-time teachers, consultants and administrative staff, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

Employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We also face regulatory uncertainties in the PRC that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

From time to time, we need to apply for or update our registration with the SAFE or its local branches on behalf of our employees who receive options or other equity-based incentive grants under our share incentive plans or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into the PRC, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens.

Fluctuations in the value of the Renminbi could have a material and adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

The PRC Enterprise Income Tax Law and its implementing rules provide that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the SAT issued Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within the PRC if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. The SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not offshore enterprises controlled by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the SAT on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the PRC Enterprise Income Tax Law and its implementing rules.

We believe we are not a PRC resident enterprise for PRC tax purposes. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC Enterprise Income Tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC. In such case, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends paid by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of an FIE generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiaries are wholly owned by our Hong Kong subsidiary.

Moreover, under the Notice on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated by the SAT on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties on February 3, 2018, which sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT on December 10, 2009. Under Bulletin 7, an “indirect transfer” of assets by non-PRC resident enterprises, including transfers of equity interests in a PRC resident enterprise, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immoveable properties in the PRC, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in the PRC or equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. In addition, Bulletin 7 has introduced safe harbors for internal group restructurings and purchases and sales of equity through a public securities market.

On October 17, 2017, the SAT issued the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and abolished Circular 698. The Bulletin 37 further clarifies the practices and procedures for the withholding of the non-PRC resident enterprise income tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructurings, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfers of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filings under Bulletin 7 and Bulletin 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial conditions and results of operations.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China.  On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the United States.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, under which the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the New York Stock Exchange, or NYSE, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risk Factors Related to Our Ordinary Shares and ADSs

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The market prices for the ADSs have fluctuated and may be volatile.

Since our ADSs became listed on the NYSE on June 15, 2018, the trading price of our ADSs had ranged from US$5.06 to US$35.00 per ADS in 2018. The last reported trading price on April 24, 2019 was US$12.04 per ADS. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The trading performances of these Chinese companies’ securities after their securities offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our education services;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in the market condition, market potential and competition in education services;
•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
•	fluctuations in global and Chinese economies;
•	changes in financial estimates by securities analysts;
•	adverse publicity, studies or reports about us;
•	additions or departures of our key personnel and senior management;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could cause the price of the ADSs to decline significantly.

Sales of substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional shares. Such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. All our ordinary shares represented by ADSs were freely transferable by persons other than our directors, executive officers and other affiliates (as that term is defined in the Securities Act) without restriction or additional registration under the Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of our ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay dividends out of either profit or share premium account, provided that in no circumstances may dividends be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot guarantee that our ADSs will appreciate in value going forward or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2018 or that we will not be a PFIC for 2019 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for purposes of the PFIC rules. Goodwill that is associated with an active income-producing activity of a non-U.S. corporation is generally an active asset unless, for U.S. federal income tax purposes, the non-U.S. corporation is a controlled foreign corporation, or CFC, which is not publicly traded “for the taxable year.” We were a CFC during a portion of 2018, but were not a CFC for the remainder of 2018.

Because we were both non-publicly traded and a CFC during a portion of 2018, it is not clear whether we can use the value of our assets rather than their tax basis in determining our PFIC status for 2018. We believe it is reasonable to use our assets’ value for this purpose. Assuming this position is respected, and based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2018. However, in light of the uncertainty as to whether the value of our assets (rather than their tax basis) can be taken into account in determining our PFIC status for 2018, and because we had, and continue to have, significant cash balances, it is not clear whether we were a PFIC for 2018.

In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

If we were a PFIC for 2018 or any other taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We adopted the second amended and restated memorandum and articles of association. Our second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies, like us, have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (ii) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our large shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of certain significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on NYSE, we are subject to the corporate governance listing standards under the NYSE. However, NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards under the NYSE. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association that became effective immediately prior to the initial public offering, the minimum notice period required for convening a general meeting is ten days.

When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;
•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.

The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for the year ended December 31, 2018, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

In September 2014, Puxin Education Technology Group Co., Ltd. (formerly known as Beijing Puxin Education Technology Co., Ltd.), or Puxin Education, was incorporated in Beijing, China. In March 2017, we incorporated Puxin Limited under the laws of the Cayman Islands. In April 2017, we established a wholly-owned subsidiary in Hong Kong, Prepshine Holdings Co., Limited, or Prepshine Holdings, to be our intermediate holding company. In January 2018, we also established a wholly-owned subsidiary in China, Purong (Beijing) Information Technology Co., Ltd., or Purong Beijing, through which we obtained control over Puxin Education based on a series of contractual arrangements entered into on February 5, 2018.

Due to PRC legal restrictions on foreign ownership in education services, we carry out our business in China through Puxin Education and its subsidiaries. In February 2018, we, through our PRC subsidiary, Purong Beijing, entered into a series of contractual arrangements with (i) Puxin Education, and (ii) the shareholders of Puxin Education, to obtain effective control of our variable interest entity.

Subsequent to the establishment of Puxin Education, we acquired and established a number of entities to grow our business. From 2015 to 2018, the total number of our learning centers increased from 99 as of December 31, 2015 to 231 as of December 31, 2016, and further increased to 400 as of December 31, 2017. As of December 31, 2018, the number of our learning centers was 386, reflecting the combination of (i) 14 learning centers we acquired, (ii) 45 learning centers we constructed in 2018, and (iii) 73 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers.

In June 2018, we completed an initial public offering of 8,280,000 ADSs (including the ADSs sold in connection with the over-allotment offering), representing 16,560,000 ordinary shares. Our ADSs commenced trading on the New York Stock Exchange under the symbol “NEW” on June 15, 2018.

Our principal executive offices are located at Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 8260 5578. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 East 40th Street, 10th Floor, New York, New York 10016. Our website can be found at http://www.pxjy.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We offer a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for schools, universities and graduate programs in China and other countries. In addition to classroom-based tutoring, we have also developed online and mobile applications to increase students’ after-class exposure to our services and enhance their learning experience.

K-12 Tutoring Services

Our K-12 tutoring services provide result-oriented educational services in group class settings and through personalized tutoring sessions to help students enhance their academic results, including scores for PRC high school entrance exams, or Zhongkao, and university entrance exams, or Gaokao. We provide a study plan tailored to fit a student’s aptitude, grade level, past academic performance, future academic goals, and other pertinent factors. Our curricula cover all K-12 academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, politics science, geography and history. Our K-12 group class courses include English tutoring courses for children in kindergarten through grade six. We use course materials published by international education content providers and publishers while tailor the contents to adapt to children’s abilities and needs.

Group Class Courses

Group class courses are our main form of service offering in terms of the number of student enrollments. We typically enroll a maximum of 50 students for group classes. Group class courses typically range from two to six course hours per week during spring and fall school semesters, and 12 to 16 course hours per week during summer and winter breaks. We charge tuition fees for K-12 group class courses based on the type of the subject, level of sophistication of the course, geographical region and customer segmentation. The average course fee for our regular group class courses of each school range from RMB20 to RMB120 per hour depending on the type of the subject, level of sophistication of the course, customer segmentation and geographical region. We generally allow students to withdraw from courses and refund tuition for undelivered classes.

As of December 31, 2018, we offered group classes at 215 out of our 275 K-12 learning centers. We had 1,732,715 student enrollments in our K-12 tutoring group class courses in 2018. For schools operating under our management for over 12 months, the K-12 group class student retention rate reached 71.5% and the K-12 group class utilization rate reached 76.6% in 2018.

For each new student, we evaluate the student’s past and current academic performance and future academic goals, and provide course recommendations based on subjects, grade level, as well as timing and budget, to meet his or her learning need. Many of our courses for the same subject and grade level are offered at different levels of pace and sophistication. For example, we offer K-12 mathematics tutoring at three different levels, including: (1) Standard Courses, which are taught at a pace similar or slightly faster than formal public school curriculum with a focus on solidifying students’ understanding of the fundamental concepts; (2) Advanced Courses, which are taught at a pace significantly faster than formal public school curriculum and include certain contents beyond school curriculum, such as curriculum mixing math competition and formal school materials; and (3) Elite Courses, which are our most advanced courses with a curriculum designed for exceptional students focusing on mathematics competitions. Students are required to pass admission tests to enroll in advanced courses and elite courses. We periodically assess our students’ progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis to help them progress to the best of their ability.

We strive to provide a supportive learning environment to our students by efficient and responsive communications. Our teachers and teaching assistants keep track of each student’s performance and progress and regularly communicate with our students and their parents. Each class is assigned a teaching assistant who is in close contact with the students and parents to provide comprehensive supporting services, such as class scheduling, homework assignments and collection of feedback on teaching quality. We also seek to involve the parents of our students in each stage of the tutoring process. During the tutoring sessions and throughout our service period, we periodically communicate with the parents, encourage them to provide feedback and suggestions on our courses and update them on the progress that their children have achieved in our courses.

Personalized Tutoring Courses

In addition to group classes, we also offer personalized K-12 tutoring courses to adapt to each student’s learning pace, pattern and approach. Our personalized tutoring courses typically consist of no more than six students per session to ensure each student can improve their academic performance by, among other things, addressing weaknesses in particular subjects or topics, strengthening test-taking skills and fostering studying habits and incentives. Our students enroll in a personalized tutoring course two to three times per week during each spring and fall school semester and four to five times per week during each winter and summer break, with each class lasting for approximately two hours. Course fees for our regular personalized tutoring courses typically range from RMB150 to RMB600 per course hour, depending on the level of sophistication of the course and geographical region. We generally allow students to withdraw from courses at any time and refund tuition for undelivered classes.

As of December 31, 2018, we offered personalized tutoring services at 152 out of our 275 K-12 learning centers, mainly in tier-1 and tier-2 cities in China. In 2018, we had 32,969 student enrollments in our K-12 personalized tutoring classes.

Our personalized tutoring services generally comprise of three main components: (i) assessment and study plan formation, (ii) personalized tutoring and (iii) monitoring and tracking of an individual student’s progress. For each new student, we commence with a consultation followed by a comprehensive assessment designed to evaluate the student’s existing academic knowledge, test-taking skills and learning patterns. Our professional consultants and teachers use the results of the assessment to analyze each student’s academic strengths and weaknesses, and craft customized study plan based on each student’s aptitude and learning needs. Based on the customized study plans, our teachers will provide individualized sessions to the students to enhance their understanding of the subjects and practice test-taking skills. We have a designated team which continuously monitors and tracks an individual student’s progress to ensure personalized tutoring courses are tailored to the pace and learning pattern of each student.

Other Services

In addition to the K-12 group class courses and personalized tutoring courses, we also offer certain extra-curricular courses to students, such as painting, calligraphy, music, debate and science. Our courses are designed to inspire students’ creativity, enhancing their critical thinking and problem-solving abilities and enriching their life experience.

Study-abroad Tutoring Services

Our study-abroad tutoring services are designed to help students prepare for admission tests and applications for high schools, universities and graduate programs primarily in English-speaking countries. We offer study-abroad test preparation courses and study-abroad consulting services through our learning centers located in 27 cities. In addition to our directly operated learning centers, we also have franchised schools operated under the brand of Global Education.

Study-abroad Test Preparation Courses

We offer study-abroad test preparation courses to students taking language and entrance exams used by educational institutions in the United States and Commonwealth countries, such as the United Kingdom, Australia and New Zealand. We offer test preparation courses for major overseas exams, including IELTS, SSAT, SAT, TOEFL, AP, ACT, A-level, GRE and GMAT.

Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our experienced teachers generally teach in small and medium-sized classes ranging from one to 26 students. Course fees for our test preparation courses typically range from RMB45 to RMB1,500 per course hour, depending on the size of class, level of sophistication of the course and geographical region. In 2018, we had 76,786 student enrollments in our study-abroad test preparation courses.

IELTS preparation courses. Our IELTS preparation courses target students who choose to pursue undergraduate and graduate degrees in countries that predominately refer to IELTS scores for school and university admissions, such as the United Kingdom, Australia and New Zealand. We provide IELTS courses in various forms, such as large classroom lectures, small seminar, one-on-one tutoring, and online tutoring. Our IELTS courses generally range from 10 to 333 course hours. Course fees for our regular IELTS preparation courses typically range from RMB45 to RMB900 per course hour.

TOEFL / SAT / SSAT preparation courses. Our TOEFL, SAT and SSAT preparation courses are targeting middle school, high school and college students who desire to pursue education in the United States or Canada. We offer a range of basic and advanced TOEFL courses, and courses for the SAT and SSAT subject tests. Our TOEFL, SAT and SSAT preparation courses generally range from 12 to 225 course hours. Course fees for our regular TOEFL, SAT and SSAT preparation courses typically range from RMB76 to RMB1,500 per course hour.

Other test preparation courses. We offer test preparation courses for students who take subject-based AP and A-Level exams to supplement their application for universities in the United States and United Kingdom. We also offer preparation courses for GRE and GMAT for students who wish to continue graduate studies in the United States or Canada.

Study-abroad Consulting Services

We provide quality guidance for students and working adults who intend to study in United States or Commonwealth countries. In 2018, we had 3,879 student enrollments in our study-abroad consulting services.

We provide one-on-one customized comprehensive one-stop plan for each student, including:

•

Assessment and Positioning: To ensure that we accurately advise on the best country, university and major, we first conduct a comprehensive assessment of each student. We assign to each student a professional admission consultant who has in-depth knowledge and experience in admission application for overseas schools and universities. Based on students’ academic qualifications, career goals, financial status and work experience, our consultants will help them choose the optimal target schools that address their aspirations and goals.

•

Application Guidance: We offer comprehensive guidance for our students throughout the application process. Leveraging their own overseas studying experience and comprehensive expertise of the application requirements and procedures, our consultants provide guidance tailored for each student on their application packages. To help students prepare for the school interviews, we also offer a number of interview preparation sessions. The interview preparation sessions are conducted by professionals who have extensive experience in interview techniques and are well versed with the nature and scope of interview questions that universities usually ask candidates.

•	Visa Assistance: We assist students in preparing for visa applications and interviews.

Fees for our study-abroad consulting services vary among our learning centers throughout China as well as among service packages, depending on, among other things, local market conditions, type and length of the service, and consultant costs. Consistent with market practices, our service fees, excluding a small portion to cover our costs incurred, are generally refunded if a student fails to gain any admission or obtain the relevant visa.

Online Platforms

In addition to classroom-based educational services and products, we also provide a variety of in-house developed online learning platforms to accommodate our students’ individual learning habits and objectives.

We developed both web-based and mobile-based platforms for K-12 tutoring services.

Mobile Application

We launched our mobile application, Puxin Teacher & Student App, in February 2017. Our Puxin Teacher & Student App is a one-stop mobile platform among students, teachers and parents.

Students can view lecture videos online anytime or download for offline viewing based on their own schedules or studying paces. In addition, Puxin Superior Classes make it convenient for students to communicate with teachers. Students can view assignments online, raise questions or obtain teachers’ review on their coursework. For teachers, our Puxin Teacher & Student App allows them to bring the classroom onto iOS and Android devices. Teachers can use our mobile application to upload their lecture videos and course materials, allocate and collect assignments from students, organize group discussions, provide feedback and track students’ progress.

In addition, our students’ parents can enroll in new courses, track students’ study progress and make payments through Puxin Teacher & Student App, which allows us to allocate our teaching recourses in advance according to the data collected online. We update and diversify the functions of our Puxin Teacher & Student App to support our services to students and their parents.

Online Products and Services

In addition to our mobile application, we offer a variety of cloud-based products and services for K-12 tutoring and study-abroad tutoring services.

•

Puxin Dual-Teacher Classrooms. We offer live streaming classes where a teacher from one of our learning center partners with another teacher located in other learning centers to jointly conduct online lectures to students.

•

Puxin Superior Classes. We provide a professional online learning platform for live and recorded broadcasted courses, gathering a large number of high-quality educational institutions and excellent teachers, covering K-12 education, language training, education for all-around development, family education and other types of courses.

•

Puxin Online School. We offer live streaming group classes for students from grades one through grade 12. We assign one lecture teacher and several tutoring teachers to each class. Two teachers are assigned to each online group class. The lecture teacher teaches classes and one tutoring teacher is the key contact person for after-class services to students, including Q&A session and homework review.

•

Foreign Teacher Classes. We offer online interactive classes for students to interact with native speakers of foreign languages. Our foreign teacher classes have both one-on-one classes and group classes.

•

GEDU Online. GEDU Online is the web-based platform of Global Education for students to enroll in online recorded IELTS or other study-abroad test preparation courses. The primary audience for GEDU Online is students in tier-3 and tier-4 cities where we have not yet established presence.

Our Network

We deliver our educational services to students through an extensive network of directly operated learning centers. Our physical network of learning centers comprises K-12 learning centers, study-abroad test preparation learning centers and study-abroad learning centers. As of December 31, 2018, we had 386 learning centers in 35 cities in China, including 275 K-12 learning centers and 111 study-abroad learning centers. Certain of our K-12 learning centers and study-abroad learning centers share business premises.

We provide K-12 tutoring services through directly operated learning centers. Each of our directly operated learning centers is administered by a private school or a corporation. Each school or corporation is managed by a principal, who is responsible for daily operations, sales and marketing, academic support and customer services for all the learning centers of the private school or the corporation.

Most of our learning centers have classroom facilities to serve students who attend our courses. Our K-12 learning centers are generally located near elementary schools, middle schools or residential areas. Our study-abroad test preparation learning centers are generally located near colleges and universities or testing centers. We lease substantially all of our facilities, office and classroom spaces for each learning centers.

For our study-abroad tutoring services, in addition to our directly operated learning centers, we have franchised schools which are franchisees of Global Education. As of December 31, 2018, we had 147 franchised learning centers operated by the franchisees of Global Education. We charge franchise fees every year ranging from RMB95,000 to RMB350,000 as consideration for the right we granted to the franchisees and do not share any revenue that franchised schools generate. After all of the existing franchise agreements expire or are terminated, we do not plan to renew or grant any rights to third parties to conduct the business of educational services under any of our brands or trademarks.

Centralized and Standardized Management

We have implemented centralized and standardized management throughout our school network to consistently manage key aspects of their operations by applying our Puxin Business System, or PBS. PBS is a standard, common collection of business processes and process improvement methodologies. Designed by our core management team, PBS has reflected our management’s accumulated experience in the education industry and incorporated the best practices in the operations and management of our schools.

PBS is the primary methodology that we apply throughout the entire operating process, covering strategy deployment, budget planning and management, internal reporting and communication, execution control, and performance review and management. It covers as many as over 3,000 operation and management processes, including, among others, organizational structure, financial management, operating manuals, product development, student recruitment, teacher management, marketing, human resources and knowledge management. PBS sets forth task lists for each operation and management process and contains more than 10,000 tasks that our schools are required to perform during day-to-day school operations. With PBS, our management can monitor the management and operating performance of each school on a timely manner and ensure our group-wide strategies and principles are implemented effectively.

Our PBS is supported and constantly updated by our knowledge management system. We encourage our management and employees to seek continuous improvement in operations and share their firsthand experience within our group. Our knowledge management system at the headquarters collects experience and knowledge submitted in various forms, including weekly, monthly and quarterly work reports, local market surveys, study and research on specific topics, as well as audio and video materials. The dedicated knowledge management staff at our headquarters and the head of each business line periodically review the information submitted by our schools and identify the good practices which will be incorporated into our PBS and followed by our schools during their operations. Our PBS continually incorporates the best practices and eliminates outdated or inefficient practices throughout our schools, which makes it an ever-evolving system containing industry-leading practices.

Our Acquisitions

We have grown our business through strategic acquisitions of businesses. Since our inception, we have acquired 51 schools in China through equity or assets purchases. We have strong capabilities of and rich experiences in successful acquisitions and integration of schools. Through our acquisitions, we have realized significant economies of scale by increasing student enrollments, enlarging our team of teachers and consultants and expanding our geographic reach. Leveraging our comprehensive product and service offerings, we are able to achieve synergies by cross-selling across business lines, sharing facilities and resources and streamlining management and administrative functions.

The following tables list our acquisitions in 2018:

2018
Acquisitions(1)	Principal office location	Service offerings	Time of acquisitions(2)
Jinan Boya(3)	Jinan	K-12 tutoring	July 2018
Wuhan Wendao(4)	Wuhan	Study-abroad tutoring	July 2018
Jinan Tiancai(5)	Jinan	K-12 tutoring	November 2018

(1)	Acquisitions include equity purchase or assets purchase conducted by our VIE, Puxin Education, and its subsidiaries.
(2)

Time of acquisitions refers to (i) with respect to equity acquisitions, the time when we obtained the control over the operations and management of the entities acquired, and (ii) with respect to assets acquisitions, the time of closing of the acquisition.

(3)	Equity acquisition of 100% equity interest in Jinan Lixia Wise Tutoring School Ltd.
(4)	Assets acquisition.
(5)	Equity acquisition of 100% equity interest in Shandong Zengyu Trading Co., Ltd.

Target Selection and Execution of Acquisitions

We have adopted a systematic approach towards acquisitions by applying our four-stage acquisition target selection funnel process.

•

We have a dedicated acquisition team systematically screen, evaluate and track the potential target schools in China. In stage one, we initiate the process by conducting extensive market research to identify high-quality targets in a specific city or province. We apply a set of rigorous criteria, including the target’s geographic location, reputation in the local market, growth potential, key performance indicators (KPIs), synergies with our existing schools and the probability for successful integration, as key considerations for acquisitions.

•	In stage two, we begin outreach and initial conversations with target management and vetting the potential targets internally.
•

In stage three, when we identify target schools, we conduct thorough and rigorous due diligence on these schools covering business operations, financial management, human resources and marketing of the target schools. During such due diligence process, we identify both the strengths and weakness of the target schools and therefore determine whether to acquire the target schools and the estimated valuation and develop appropriate post-acquisition plans for such schools.

•

In stage four, we proceed with the acquisition plans for which we have obtained internal pre-approvals subject to certain acquisition conditions and will complete the acquisitions if the acquisition conditions are met.

Our acquisition team is experienced in designing acquisition transaction structure. Leveraging our effective centralized management model and our management’s strong execution capability, we are able to efficiently complete the acquisitions and effectively integrate the operations and management of the acquired schools.

Integration of Acquired Schools

As early as the pre-acquisition due diligence of a target school, our acquisition project team identifies key operating indicators to be improved and proposes growth plan for the target school. We usually assign the acquired school a principal who has extensive experience in operating other schools in our group. Before starting his or her position, the principal will visit the school to understand the operational status and conduct his or her comprehensive research covering the local market landscape, operations of competitors, as well as economic and demographic conditions of the city where the acquired school is located. All of these lay a solid foundation for effective post-acquisition integration.

We implement our PBS at each acquired school to effectively integrate it into our management system and improve its operating performance. Our senior management conduct on-site training to the acquired schools’ management team and teachers to familiarize them with our culture and operation management system. Based on the methodologies of PBS, we formulate a detailed 100-day execution plan and set forth 21 post-acquisition milestones for each acquired school covering every key operational aspects:

•

Student recruitment and marketing: Based on our thorough pre-acquisition due diligence and market research, we take various marketing measures to increase the acquired schools’ student enrollments. We focus on increasing the existing students’ retention rate and the number of courses enrolled by each student. In addition, we proactively encourage students and their parents to make referrals to other students and offer classes with promotion prices to attract new students. We also make specific marketing plans for the acquired schools.

•

Curriculum and service offering: Each acquired school will adopt our unified curricula and course materials to provide courses with consistent quality. We formulate full-year syllabi based on the schedules of admission tests of elementary schools, middle schools, Zhongkao and Gaokao to ensure well-organized teaching activities at each acquired school. We also require the acquired schools to implement our standardized student service protocol to offer better services to students and their parents.

•

Teachers: We provide comprehensive training for the existing teachers of the acquired schools so that they can adopt and apply our teaching methodologies in their teaching activities. Based on the need of each school, we recruit new teachers and provide them with training on teaching skills and techniques. We conduct systematic performance reviews for existing teachers and provide them with better incentive and career development prospects to ensure the stability of the outstanding teaching staff of the acquired schools.

•

IT systems: We usually integrate the key aspects of an acquired school into our IT systems within three months. Each acquired school is required to apply our unified ERP system, CRM system and knowledge management system.

•

Financial management: Our headquarters perform centralized financial management over acquired schools. We set forth budget plans for each school in relation to the number of classes and student enrollments, as well as performance targets.

During the entire integration process, our dedicated acquisition team at the headquarters oversees the executions at the acquired schools and provides guidance to the principal. The principal is required to submit daily, weekly and monthly reports about the day-to-day operations of the acquired school to our headquarters for at least three months.

Our systematic integration approach underpins robust post-acquisition growth of the acquired schools. For K-12 tutoring schools we acquired prior to 2018, we achieved a growth in student enrollments in regular-price courses from 441,375 in 2016 to 662,958 in 2017, and further to 1,120,406 in 2018, representing a growth rate of 50.2% and 69.0% on a comparable basis, respectively. For these schools, the K-12 group class student retention rate in regular-price courses also increased from 70.1% in the first quarter post acquisition to 71.5% after 12 months post acquisition.

Course Material Development

We emphasize the quality of our course materials which is crucial to effectiveness of our teaching methodologies. Most of our K-12 tutoring curricula and course materials are developed and updated at the course research and development centers in Beijing and Taiyuan with a focus on the universal academic and examination requirements in the PRC education system. Our schools can adopt these curricula and course materials with modifications to satisfy local requirements and demands. We encourage all teachers and consultants to actively participate in our course materials development activities and contribute their talents and experiences. In addition, we had a dedicated team of 299 as of December 31, 2018, which is responsible for developing, updating and improving our curricula and course materials. All the team members have solid education background, extensive teaching experience and research achievements in the field of a certain subject.

We have devoted significant resources to course material development to ensure that our course offerings are up-to-date, engaging and effective. Our course materials meet the regulatory requirements that the contents of course materials are aligned and consistent with those being taught to the students at schools and are not beyond study scope of the student’s class year. We review and make reference to recent teaching and testing materials of leading public schools’ curriculum. To address different educational requirements and needs of our students at each grade level, we have also developed curricula and course materials tailored for classes of different difficulty levels based on students’ learning ability as well as their strengths and weaknesses.

We update our K-12 tutoring and study-abroad tutoring course materials periodically to keep up with the ongoing changes in the standard K-12 curriculum and admission tests for overseas countries. We also look into each year’s examination papers of Zhongkao and Gaokao and IELTS, TOEFL, SAT and SSAT to update our practice question database and course materials. Our updated course materials are reviewed by an expert group consisting of teachers of public schools, teaching researchers and our own teachers who have significant teaching experience in the subject. At the end of each course’s term, we evaluate, update, and improve course materials based upon feedback from teachers, students and parents as well as student performance in their examinations.

Currently, we offer children’s English courses to children in kindergarten through grade six. Our course materials for the children’s English are largely based on materials originally published by international education content providers and publishers.

Our Teachers and Consultants

Our teachers are critical to maintain the quality of our services and to promote our brand and reputation. We have a team of dedicated and highly qualified teachers with enthusiasm for education, whom we believe are essential to maintaining our consistent and high teaching quality. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, our adoption of a performance-based compensation plan, and our offering of a promising career path.

We recruit K-12 teachers based on their teaching experience, learning ability and commitment to working with us in the long term. We hire teachers for the group classes and the personalized services separately. We routinely recruit teachers graduated from universities in China and experienced teachers with a solid track record and strong reputation from local public schools. We look for candidates who have a strong sense of purpose and possess certain level of sales skills. We had 1,778, 3,207 and 3,154 full-time K-12 teachers as of December 31, 2016, 2017 and 2018, respectively.

We hire highly qualified teachers with strong English and teaching skills for our study-abroad test preparation courses. Our study-abroad test preparation teachers are generally specialized in teaching particular courses, such as reading, writing, speaking or listening for IELTS or TOEFL. We had 107, 976 and 1,224 full-time study-abroad test preparation teachers as of December 31, 2016, 2017 and 2018, respectively.

We hire consultants who are familiar with comprehensive study-abroad application procedures for our study-abroad consulting services. We had 29, 205 and 214 full-time consultants as of December 31, 2016 and 2017 and 2018, respectively.

The quality of our educational services is critical to our business and our brand and is key to our continued growth and success. We have developed our “Nine Steps” methodology, which standardizes our teachers’ teaching activities to implement the best practices across our learning centers to ensure consistent teaching quality. We require our teachers to carry out nine steps in their teaching activities, including (i) class preparation, (ii) before-class assessment, (iii) in-class orientation, (iv) in-class lectures, (v) in-class recaps, (vi) in-class quizzes, (vii) after-class review, (viii) checking homework, and (ix) collecting feedback, and set forth standards for each step. The Nine Steps methodology enables our teachers to obtain critical information about students’ learning pattern, aptitude and performance which help them refine their course offering. It also stimulates our students to achieve academic excellence.

Each of our newly hired full-time teachers and consultants is required to undergo rigorous training and must continue to participate in periodic training programs that focus on education content, teaching or consulting skills and techniques as well as our corporate culture and values. Our teachers’ retention, compensation and promotion are to a large extent results oriented. We regularly evaluate the classroom performance and teaching results of our teachers and consultants. Our evaluation takes into consideration various factors, including (i) the K-12 group class utilization rate, (ii) the K-12 group class student retention rate, and (iii) the number of students who enroll additional courses.

We offer our teachers and consultants competitive and performance-based compensation packages and provide them with prospective career development within the company. We have established a remuneration system with clear and detailed performance indicators to evaluate the performance of our teachers, consultants and other staff, which can motivate our employees in a scientific, reasonable and effective manner. We have launched systematic career advancement programs, including “Puxin Star” for top teachers and junior management personnel, “Puxin Talents” for mid-level management and “Puxin Leadership” for senior management to build up a talents reserve for our long-term growth. We provide the participants in these programs with career advice, advanced training and team building activities with a purpose to broadening their access to growth and development opportunities.

Student Recruitment

We offer comprehensive K-12 tutoring services to students aging from three to 18. Our study-abroad tutoring services are designed to help middle school students, high school students and college students prepare for admission tests and applications for overseas study. As of December 31, 2016 and 2017 and 2018, approximately 42.7%, 38.4% and 37.9%, respectively, of our total enrolled students for K-12 tutoring services were elementary school students and 35.9%, 46.4% and 49.9%, respectively, of our total enrolled students for K-12 tutoring services were middle school students. Our full K-12 curriculum allows us to maximize the lifetime value of these enrollments by satisfying the entire breadth of our student’s educational needs. In the meantime, with lowering age of students studying abroad, we are able to cross-sell our study-abroad tutoring services to K-12 student base, and vice versa, extending our presence in students’ academic careers.

We focus on retaining existing students who have enrolled in our courses, as well as attracting new students. We recruit new students through both online and offline channels, such as distributing leaflets, organizing seminars and advertising online. We believe that the greatest contributor to our success in student recruitment has been word-of-mouth referrals by our students and their parents who share their learning experiences at our learning centers with others. Students in our learning centers have significantly improved their results on Zhongkao and Gaokao practice exams, SAT, TOEFL or IELTS, which we believe has enhanced our reputation and increased our word-of-mouth referrals in the markets that we participate in.

In addition to courses we offer at our regular prices, we also offer promotional K-12 tutoring programs to attract new students and at the same time attract existing students to subscribe for more subjects, primarily during the summer and winter breaks, as well as the Labor Day and National Day holidays in China. The prices for such promotional programs are usually at a discount of our regular tuition fees. In 2018, there were 612,309 student enrollments in our promotional programs, 75,763 of which chose to enroll in our regular courses after the promotional programs.

Branding and Marketing

Branding

We have established “Puxin” as a well-recognized brand among industry participants which has positioned us a leading player with successful integration experience in China’s after-school education sector.

For our acquired K-12 tutoring schools, we generally continue to use their original brand names to assure stable operations of these schools in the local markets. Once these acquired schools are fully integrated into our group, we operate them under a co-brand with our own “Puxin” brand, such as “Puxin-Lingxian.” For our study-abroad tutoring services, we operate under the existing brands of the acquired entities, including Global Education, and manage their brand names as sub-brands within our group.

Marketing

We use a variety of marketing and recruiting methods to attract students and increase student enrollments of our learning centers. We recruit our students primarily through word-of-mouth referrals. Our learning centers generally enjoy high local reputation which has greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents.

We place online and mobile advertisements mainly on Baidu.com, Sogou.com, So.com and other search engines in China. We also cooperate with innovative media platforms and place advertisements or advertorials on education-focused platforms and mobile apps. Furthermore, we have established online WeChat groups with existing and prospective students and their parents. We regularly place our advertisements and share education-related information in our WeChat groups to keep close interactions with potential students and their parents.

In addition to the centralized marketing team working at our headquarters, we also have a sales force in each of our learning centers in different cities. We place outdoor display advertisements or distribute leaflets at public transportation terminals, in schools and in residential areas in selected cities. We distribute informational brochures, posters and flyers to students and parents at locations close to schools and residential areas. We also conduct extensive free information sessions to introduce our programs to our target markets. We regularly conduct information sessions, seminars and workshops to provide prospective students and their parents with opportunities to learn about the products and services that we offer. We also give calls to the parents of our existing students to inform them of our class schedule and relevant promotions.

Competition

The private education market in China is highly fragmented and competitive, and we expect competition in this sector to persist and intensify. Our major competitors in K-12 tutoring services include TAL, New Oriental and certain local players. Our major competitors in study-abroad tutoring services include New Oriental. We face competition in each type of services we offer, including in online and offline forms, and in each geographic market in which we operate.

We believe that the principal competitive factors in our markets include the following:

•	scope and quality of course offerings;
•	quality and performance of the teachers and education services offered;
•	overall student experience and satisfaction;
•	brand recognition;
•	ability to effectively market course offerings to a broad base of prospective students and their parents;
•	cost-effectiveness of courses;
•	ability to attract, train, and retain high-quality teachers;
•	ability to provide students access to courses; and
•	ability to align course offerings to specific needs of students.

Some of our current or future competitors may have longer operating histories, better brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—We face intense competition in our industry, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

Technology

Our technology is crucial to our ability to support our course delivery, business development, service upgrade, study support, back-office operations and expansion. We currently use a combination of commercially available software and hardware and proprietary technology. To closely cope with evolving market conditions and student needs, we also rely on our in-house research and development for new technology initiatives. We promptly enroll our acquired schools onto our technology platform, which effectively facilitates the post-acquisition integration of such schools.

We have established an ERP system, which is an integrated system combining various management functions, including (i) data management, (ii) student enrollment management, (iii) teaching affairs administration, (iv) financial and accounting management, (v) data mining and analysis, and (v) data backup and security.

As of December 31, 2018, we had an information technology team of 232 engineers with experience and expertise in the fields of computer sciences and software development. We may further expand this team to meet the requirements of our future research and development.

Intellectual Property

As of December 31, 2018, we had registered 280 trademarks which bolster our strong brand recognition in the PRC, among which, 166 trademarks held by Global Education, 99 trademarks held by Puxin and 15 trademarks held by ZMN Education. As of December 31, 2018, we also held 194 domain names relating to our business, including our www.pxjy.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center, four registered works of art copyrights, 36 unregistered works of art copyrights and 67 registered software copyrights in the PRC. We own copyrights to the course contents we developed in-house.

We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Insurance

Global Education maintains group personal accident insurance and supplemental group personal accident insurance for students attending boarding schools, and ZMN Education maintains personal accident insurance for students. In addition, three Puxin-branded learning centers maintain public liability insurance or campus liability insurance for students. We do not maintain any other liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain medical insurance for our management in China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—We have limited liability insurance coverage and do not carry business disruption insurance.”

Regulations

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAIC, the Ministry of Civil Affairs, or the MCA, and their respective local offices. This section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education

Foreign Investment Industries Guidance Catalog (2017 revision)

The Foreign Investment Industries Guidance Catalog (2017 revision), or the Foreign Investment Catalog, which was promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, amended on June 28, 2017, and effective on July 28, 2017. On June 28, 2018, the NDRC and the MOFCOM jointly issued the List of Special Management Measures for the Market Entry of Foreign Investment, or the Negative List, which became effective on July 28, 2018 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirement. Pursuant to the Foreign Investment Catalog and the Negative List, (1) non-academic occupational skill training education is categorized as an encouraged industry for foreign investors, (2) preschool education, high school education and higher education are restricted industries for foreign investors, who foreign investors are only allowed to invest in preschool education, high school education and higher education in cooperative ways with the domestic party playing a dominant role in the cooperation, and (3) compulsory education, i.e. elementary school and middle school education, is a prohibited industry for foreign investors. Other education-related businesses that are not encouraged, restricted or prohibited fall into the allowed industry for foreign investors.

Besides, Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and was amended on July 18, 2013. Pursuant to this regulation, any foreign entity that invests in the education business in China through Sino-foreign cooperation must be an education institution with relevant qualifications and experience in providing high-quality educational services outside China. Any Sino-foreign cooperative school and cooperative education program shall be approved by the relevant PRC authorities and obtain a permit for Sino-foreign cooperation in operating schools.

Additionally, on June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign education institution shall be less than 50%.

As of December 31, 2018, our business falls into the category of allowed industry for foreign investment under the Foreign Investment Catalog.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising preschool education, elementary education, middle education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other training institutions. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of training institutions in accordance with PRC laws and regulations. It also provides that no organization or individual is allowed to establish or operate a school or any other education institution for profit-making purposes. Under the amendment enacted on December 27, 2015 and becoming effective on June 1, 2016, the amended Education Law allows organizations and individuals to establish and operate schools or other training institutions for profit-making purposes. Nevertheless, schools and other training institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

Law on the Promotion of Private Education of the PRC and Implementation Rules for the Law on the Promotion of Private Education of the PRC

The Law on the Promotion of Private Education of the PRC became effective on September 1, 2003 and was last amended on December 29, 2018, and the Implementation Rules for the Law on the Promotion of Private Education of the PRC became effective on April 1, 2004. Under these law and rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools that provide diploma- and degree-oriented education, preschool education, self-taught higher education examination and other categories of educational services shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operation permit, and shall be registered with the MCA or its local counterparts as a private non-enterprise entity and obtain a private non-enterprise entity certificate.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of a sponsor is required to be stated in the private school’s articles of association and the private school operation permit, similar to that of shareholders, whose names are stated in the company’s articles of association and corporate records filed with relevant authorities. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents and electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing of its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interests also differ from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsors do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsors require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council.

On December 29, 2018, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC, or the Amended Private Education Law, which came into force on December 29, 2018.

Under the Amended Private Education Law, the term “reasonable return” is no longer used and a new classification system for private schools is established based on whether they are established and operated for the purpose of making profits. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amended Private Education Law, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the private schools engaged in compulsory education should retain their non-profit status even after the Amended Private Education Law comes into force. We currently intend to register all of our private schools as for-profit schools according to the Amended Private Education Law when it is practically allowed. However, as a matter of practice, most local authorities have not started to accept or approve applications for for-profit schools because the local implementing regulations have not been promulgated and well enforced.

According to the Amended Private Education Law, the key features of the aforesaid new classification system for private schools include the following:

•

Sponsors of for-profit private schools are entitled to retain the profits and proceeds from the private schools and the operation surplus may be distributed to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•

Sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the private schools;

•

For-profit private schools are entitled to set their own tuition and other miscellaneous fees without the obligation to seek prior approvals from or to report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•

Both for-profit and non-profit private schools may enjoy preferential tax treatment. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amended Private Education Law takes effect are still unclear as more specific provisions are yet to be introduced;

•

Where there is construction or expansion of a non-profit private school, the private school may acquire the land use rights through allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the private school may acquire the land use rights by purchasing them from the government;

•

The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•

The People’s governments at or above the county level may support private schools by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets. The governments may further take such measures as providing government subsidies, bonus funds and donation incentives to support non-profit private schools.

Amended Draft of the Implementation Rules for the Law on the Promotion of Private Education of the PRC

On August 10, 2018, the Ministry of Justice issued a revised draft of the proposed Implementation Rules for the Law on the Promotion of Private Education of the PRC, or the Implementation Rules for Approval, and an explanatory note for public review and comment till September 10, 2018, which specifies the requirements for the for-profit and non-profit private schools under the Amended Private Education Law.

According to the Implementation Rules for Approval, certain key requirements for the private training institutions include:

•

Private training and education institutions that provide after-school tutoring services for kindergarten kids or primary, middle and high school students are subject to approval and supervision by the government’s education department at or above county level. Any private training institution which applies Internet technology to engage in online training education without awarding diplomas and/or operates an Internet technology platform to provide services to such institutions is required to obtain the relevant Internet business license and file with the education department or the human resources and social security department of the relevant provincial government for records. The institutions that provide academic education services through Internet technology may need to obtain the school operation permits. Nevertheless, a private training institution is not required to obtain the school operation permit for non-academic continuing education or personality development-oriented training activities, such as trainings on language, arts, sports, science and technology and research skills.

•

Private training institutions are required to have adequate and appropriate venues, facilities, budgets, management experience, course resources, qualified teachers and other resources to provide training services.

•

The private training institutions are allowed to establish tutoring branches within the approved cities after completing the filings for registrations with the approval authorities of such private training institutions and the local educational authorities where the tutoring branches are located.

•

Private training institutions are prohibited from organizing any school admission-related academic competitions, level tests or other similar performance assessment activities for the children and teenagers at the ages of kindergarten, elementary or middle schools.

•

Non-profit private schools are required to set aside no less than 25% of their annual increase in net assets, and for-profit private schools are required to set aside no less than 25% of their annual net income as determined in accordance with generally accepted accounting principles in the PRC, to their development fund reserves for construction or maintenance of the schools, procurement or upgrading of educational equipment and training for teachers and staff.

•	For-profit private schools may enjoy preferential tax treatments which will be introduced by PRC central government.

For a detailed discussion on how the Implementation Rules for Approval will affect our training institutions, see “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.”

Several Opinions on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which lowers the barriers to entry into the business of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the People’s governments shall increase their support to the private schools in terms of, among others, financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students. Further, the State Council Opinions requires each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by means of preferential tax treatments.

Implementation Regulations for Classification Registration of Private Schools

On December 30, 2016, the MOE, the MCA, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Regulations for Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before the promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, reapply for a new private school operation permit, reregister as a for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by the governments at the provincial level. As of March 31, 2019, some provinces, autonomous regions or municipalities directly under the central government promulgated their respective regulations related to the classification registration of private schools, including Beijing, Shanghai, Tianjin, Chongqing, Guangdong, Jiangsu, Shaanxi, Sichuan and Zhejiang, where we have learning centers.

Implementing Rules on the Supervision and Administration of For-Profit Private Schools

On December 30, 2016, the MOE, the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementing Rules on the Supervision and Administration of For-Profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of the SAIC.

For a detailed discussion on how the Amended Private Education Law and the above rules will affect our training institutions, see “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business operations.”

In addition to the Amended Private Education Law and the rules above mentioned, more implementing regulations will be introduced to further provide detailed requirements for the operation of non-profit and for-profit private schools:

•	the amendment to the Implementation Rules for the Law on the Promotion of Private Education of the PRC;
•	the local regulations relating to legal entity registration of for-profit and non-profit private schools; and
•

the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the provinces in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools and measures for collection of non-profit private schools’ fees.

Opinions on Regulating Development of After-school Education Institutions

On February 13, 2018, MOE, MCA, the Ministry of Human Resources and Social Security and SAIC jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, or Circular 3, which came into effect on the same date. Pursuant to Circular 3, the aforesaid government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operation permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Circular 3 mandates that the foregoing inspections and rectification be completed by the end of 2018. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools. In addition, elementary or middle schools may not reference a student’s performance in the after-school training institutions as one of admission criteria.

On August 22, 2018, the State Council issued an Opinion on Supervising After-School Tutoring Institutions, or the “State Council Circular 80,” which provides various guidance on regulating after-school tutoring institutions for primary and secondary school students. The State Council Circular 80 provides for the standardization of approval and registration of after-school tutoring institutions, and requires relevant governmental authorities to conduct special strengthening administrative regulations on after-school tutoring institutions. The State Council Circular 80 specifies operating requirements for the after-school tutoring institutions. Such requirements include, among others, that (i) the average available-for-use area per student within the same training hours shall be no less than three square meters, (ii) private school shall purchase safety insurance for training participants, and (iii) in-service school teachers shall not be employed by after-school tutoring institutions and all the teachers for Chinese, mathematics, English, physics, chemistry and biology courses in after-school tutoring institutions shall obtain relevant teaching qualifications.

With respect to the examination and approval of after-school tutoring institutions, the State Council Circular 80 requires that no tutoring activities shall be conducted under the names of home schooling, consultation and culture transmission, etc., and that the operating permit for running a school must be obtained and the registration of business license or other required license shall be completed in compliance with the setting standard. Any noncompliance of such requirements may cause suspension of licenses or termination of school operations unless rectification is timely made. The State Council Circular 80 further requires that setting up branches or learning centers by any after-school tutoring institutions within the same county shall be subject to approval by the local education department of the same county, while setting up cross-county branches or learning centers shall be subject to approval by the local administration of education where the branches are located.

In addition, the State Council Circular 80 provides detailed guidance on tutoring activities, which include, among others, (i) the contents, classes, enrollment targets, progress, and school hours of courses like Chinese, mathematics, English, physics, chemistry, and biology shall be filed with the local administration of education and made public, (ii) the training courses offered to the primary and secondary school students shall not be more advanced than the syllabus and curricula applicable to them, (iii) no tutoring courses shall be offered after 8:30 p.m., and no homework from after-school institutions shall be allowed, (iv) no grade examination, competition or ranking with respect to the subjects of primary or middles schools shall be organized, and no class shall be arranged in conflict with regular school hours, and (v) no advance tuition fees of more than three months may be collected, and the tutoring institutions shall set up a special account for the tuition and incidental fees and strictly control and supervise the minimum balance of the account and the flow of large-value funds.

The State Council Circular 80 strengthens the supervision and management of routine operations of after-school tutoring institutions requiring, among others, that the administrations of education shall (i) take a lead in organizing in comprehensive legal implementation and inspection over the after-school tutoring market, jointly with the administrations in human resources and social security, civil affairs, public security, emergency management, health and food supervision, (ii) implement the annual inspection and annual reporting policy requiring the periodical reports, interim reports of significantly adverse impacts upon the corporate operations, and (iii) carry out the black-name list and white-name list policy to timely publicize at the official websites of the governments regarding any institution who fails in meeting legal requirements.

The State Council Circular 80 emphasizes the improvement of educating capabilities of primary and secondary schools. It puts an end to the phenomena of “no teaching in class but teaching after class,” sets up a flexible school-leaving policy and encourages schools to help students to cultivate interests and broaden visions, to explore the potentials of school teachers and pro-actively utilize after-school resources, to give the choices of accepting after-school services to the students and parents.

In respect of online education service providers, the State Council Circular 80 provides that the administrative departments of networking, culture, industry and information technology, radio and television shall cooperate with the education department to supervise online education within their respective responsibilities.

On August 31, 2018, the General Office of the MOE promulgated the Circular regarding the Truly Implementation of Special Measures and Rectification Work on the Private Education Institutions, which provides detailed requirements for the provincial education departments to enforce the State Council Circular 80. Furthermore, on November 20, 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC  jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, or the Circular 10, which provides specific requirements for the local people’s governments at all levels for implementation of the State Council Circular 80.

Measures of Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, which prohibits teachers of elementary and secondary schools from providing paid tutoring in schools or in out-of-school training institutions. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants.”

Regulations Related to Online Business

Internet Information Services

The State Council promulgated the Internet Information Services Administrative Measures, or the Internet Information Measures, on September 25, 2000, and amended on January 8, 2011. According to the Internet Information Measures, Internet information services refers to service activities which provide information to online users through the Internet, which are divided into services of a commercial nature and services of a non-commercial nature. Commercial Internet information services refer to paid services of providing information or creating webpages offered to online users through the Internet, while non-commercial Internet information services refer to services free of charge of providing public information to online users through the Internet. Entities engaging in commercial Internet information services shall obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities. Entities engaging in non-commercial Internet information services shall complete filings with the telecommunications authorities.

Broadcasting Audio-Visual Programs through the Internet or Other Information Network

The Administrative Measures Regarding Internet Audio-Visual Program Services, or the Audio-Visual Measures, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (formerly known as the State Administration of Radio, Film and Television, or SARFT), on July 6, 2004 and came into effect on October 11, 2004, applies to the activities relating to the opening, broadcasting, integration, transmission or downloading of audio-visual programs using the Internet or other information networks. Under the Audio-Visual Measures, in order to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including the audio-visual products of film and televisions)” is defined as audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. FIEs are not allowed to carry out such business. On April 13, 2005, the State Council promulgated Certain Decisions on the Entry of Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector.

According to these regulations, non-state-owned capital or foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures have been repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on May 4, 2016, and became effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the Internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “Internet audio-visual program services” is defined as the activity of producing, redacting and integrating audio-visual programs, providing them to the general public via Internet, and providing services for other people to upload and transmit audio-visual programs; providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or to complete certain registration procedures with SAPPRFT. In general, providers of Internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SAPPRFT. In a press conference jointly held by SAPPRFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SAPPRFT and MIIT clarified that providers of Internet audio-visual program services who are engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to re-register with the relevant authorities and continue their operation of Internet audio-visual program services so long as those providers had not violated relevant laws and regulations in the past. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of Internet audio-visual program services that are engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 10, 2017, SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of Internet audio and video program services, which are further divided into seventeen sub-categories. The third sub-category under the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content and broadcasting such content to the general public online.

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, original Internet audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations, and providers of Internet audio-visual program services shall strictly manage and supervise such re-edited programs to be uploaded by the Internet users and shall not provide any transmission channels for those Internet audio-visual programs which have issues in political orientation , copyright or content.

Internet Cultural Activities

On February 17, 2011, MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP service providers engaging in commercial Internet cultural activities to obtain a permit from the appropriate culture authority. Internet cultural activities include (i) the production, duplication, importation, and broadcasting of Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of Internet cultural products. “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include Internet cultural products produced specifically for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art and cartoons and duplicated for dissemination on the Internet.

Internet Publishing

On February 4, 2016, SAPPRFT and MIIT jointly issued the Administrative Measures of Internet Publishing Services, or the Internet Publishing Measures. According to the Internet Publishing Measures, an entity shall obtain an online publishing services permit to provide online publishing services. Online publishing services refers to the provision of online publications to the public through information networks. Online publications refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by SAPPRFT.

We are in the process of applying for an ICP license and may also be required to obtain a license for the online transmission of audio-visual programs, an internet culture permit and an online publishing services permit for the operation of our online educational products.

Regulation Relating to Publication Distribution

The State Council promulgated the Administrative Regulations on Publishing, or the Publishing Regulations, on December 25, 2001, and amended them on February 2, 2016. In accordance with the Publishing Regulations, publishing activities refer to the publishing, printing, copying, importation or distribution of publications, such as books, newspapers, periodicals, audio and video products and electronic publications, and an entity engaging in publishing activities is required to obtain an approval from the relevant publication administrative authorities. Under the Administrative Measures for the Publication Market, or the Publication Market Measures, which was jointly promulgated by the SAPPRFT and the MOFCOM and became effective on March 25, 2011, as amended on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business.

Provisions on Intermediary Service for Self-Funded Overseas Studies

On June 17, 1999, the MOE, the Ministry of Public Security and the SAIC jointly promulgated the Provisions on Intermediary Service for Self-Funded Overseas Studies, which became effective on the same date. Pursuant to the regulations, the institutions which intend to carry out intermediary service business shall apply for the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies with the provincial education authorities. On January 12, 2017, the State Council promulgated the Decision of the State Council on the Third Installment of the Cancelation of the Administrative Licensing Matters Delegated to Local Governments, which, among other things, canceled the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies, which means that the requirement for intermediate service organizations to obtain Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies from the provincial government for their engaging in intermediate and consulting business activities relating to self-funded overseas studies is canceled. This decision provides that after the cancelation of such requirements, the MOE and the SAIC shall study and develop a contract template for reference, and strengthen their guidance for, regulation on and service to intermediate service organizations and that the relevant industrial association shall take on a self-disciplinary role.

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the NPC on April 29, 1998, amended by the Standing Committee of the NPC on October 28, 2008, and became effective as of May 1, 2009, as well as other relevant detailed fire prevention regulations, require that premises of training institutions and their tutoring branches must either obtain a fire safety assessment permit or complete a fire safety filing. Nevertheless, in accordance with the Provisions on Supervision and Administration of Fire Protection of Construction Projects, which was promulgated by the Ministry of Public Security on July 17, 2012 and became effective on November 1, 2012, a construction project that is not subject to a construction permit is exempted from the fire safety filing requirement. And according to the Provisions on Administration of Construction Permit of Construction Projects, which was promulgated by the Ministry of Housing and Urban-Rural Development, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters is exempted from the requirement of a construction permit.

Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—A significant portion of our training institutions are not in compliance with fire safety regulations.”

In addition, fire departments conduct spot inspections irregularly. The training institutions and their tutoring branches that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulations Relating to Employment, Social Insurance and Housing Provident Fund

Employment

According to the PRC Labor Law, or the Labor Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on July 5, 1994 and December 29, 2018, came into effect on January 1, 1995, and was amended on August 27, 2009, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees. An employer shall establish and develop labor safety and health systems, stringently implement national protocols and standards on labor safety and health, get employees to receive labor safety and health education, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with the relevant national standards. An employer must provide employees with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, and provide regular health examinations for employees that are engaged in work with occupational hazards. Employees engaged in special operations must receive specialized training and obtain pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations, and vocational training for employees shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, amended on December 28, 2012, and came into effect on July 1, 2013, combined with the Implementation Regulations on Labor Contract Law, which was promulgated and became effective September 18, 2008, regulate the parties to labor contracts, namely employers and employees, and contain specific provisions relating to the terms of labor contracts. Under the Labor Contract Law and the Implementation Regulations on Labor Contract Law, a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with its employees or by fulfilling the statutory conditions. Where a labor relationship has already been established without a written labor contract, the written labor contracts shall be entered into within one month from the date on which the employee commences working.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, became effective on July 1, 2011 and further revised on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees.

Housing Provident Fund

According to the Administrative Regulations on the Administration of the Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions paid and deposited both by employees and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in the full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in the full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement.

PRC Laws and Regulations Relating to Trademark, Domain Name and Copyright

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on August 30, 2013, and came into effect from May 1, 2014, the term “registered trademarks” refers to trademarks that have been approved by and registered with the Trademark Office of the State Administration for Industry & Commerce, and includes commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark registered under its name, which shall be protected by laws.

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, domain name registration is subject to the principle of “first come, first served.” The domain names registered or used by an organization or individual may not contain any contents prohibited by laws and administrative regulations. A domain name registration applicant is required to provide the domain name registration service agency with true, accurate and complete identity information on the domain name holder.

Copyright and Software Registration

The Standing Committee of the NPC adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on November 8, 2011 and January 30, 2013, respectively, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The owner of a software copyright may authorize others to exercise that copyright, and shall have the right to receive remuneration. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration.

Regulations on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of the PRC, or the PRC EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Small and micro enterprises meeting certain conditions are entitled to a preferential EIT rate of 20%. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a nonresident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation, or the SAT, in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: (i) senior management personnel and departments responsible for daily production, operation and management; (ii) financial and personnel decision-making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Prepshine Holdings Co., Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Purong Beijing, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Nonresident Enterprises, or the Nonresident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such nonresident enterprise. Further, the Nonresident Enterprises Measures provide that, in case of an equity transfer between two nonresident enterprises which occurs outside China, the nonresident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant nonresident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Nonresident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a nonresident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Nonresident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 and the Nonresident Enterprises Measures on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure for the withholding of nonresident enterprise income tax. Among other things, the SAT Bulletin 37 provides that:

•

for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

•

the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located with seven days from the date of occurrence of the withholding obligation;

•

where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

•

for the income tax required to be withheld under Article 37 of the PRC EIT Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the nonresident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the PRC EIT Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the nonresident enterprise fails to declare and pay tax in accordance with Article 39 of the PRC EIT Law, the tax authority may order it to pay the tax within a specified time limit and the nonresident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the nonresident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled;

•

the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax. The withholding obligator shall set up the account books for withholding and payment of tax and file of contracts and materials to accurately record the withholding and payment of nonresident enterprise income tax; and

•

where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the PRC EIT Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within five working days from the date where it is determined that the payable tax is not withheld in accordance with the law, send the Contact Letter for Nonresident Enterprise Tax Matters to the competent tax authority of the place of occurrence of income and notify the latter of the tax-related matters of the nonresident enterprise.

Where nonresident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our nonresident investors may become at risk of being required to file a return and taxed under SAT Bulletin 7 and/or SAT Bulletin 37 and we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to establish that we should not be held liable for any obligations under SAT Bulletin 7 and/or SAT Bulletin 37.

PRC Value-added Tax in Lieu of Business Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. Pilot industries in Shanghai include industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched its pilot program on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on the Comprehensive Promotion of the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries and living service industries. Some of our subsidiaries as a small-scale taxpayer will be required to pay VAT at a tax rate of 3% for the services. In addition, pursuant to the Notice of the MOF and the SAT on the Adjustment to Value-added Tax Rates that was issued on April 4, 2018 and came into effect on May 1, 2018, the deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively.

PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Enterprise Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing FIEs established prior to the effectiveness of the Foreign Enterprise Investment Law may keep their corporate forms within the next five years. The implementing rules of the Foreign Enterprise Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Enterprise Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” means any enterprise established under the PRC law that is wholly or partially invested by foreign investors, and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares and other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council provisions.

The Foreign Enterprise Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on the negative list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application equally as one made by a domestic enterprise, except otherwise provided by laws or regulations. In addition, foreign investors, or FIEs, are required to file information reports and foreign investment shall be subject to the national security review.

PRC Laws and Regulations Relating to Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF that became effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debts. Pursuant to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013 and the Notice on Matters concerning the Macro-Prudential Administration of Full-Covered Cross-Border Financing issued by the People’s Bank of China on January 11, 2017, the total amount of accumulated foreign debt borrowed by an FIE is subject to a upper limit calculated based on a statutory formula, and the FIE is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on FIEs, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered FIEs, the PRC subsidiaries must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital.

Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Rules, as amended from time to time, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Under the Foreign Exchange Administration Rules, FIEs in China may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (e.g., board resolutions and tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities and derivative products abroad are subject to registration with SAFE or its local counterparts and approval from or filling with other relevant PRC government authorities, if necessary.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and becoming effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing FIEs within the PRC through a new entity, merger or acquisition and other ways to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of any change in the basic information such as the domestic individual shareholder, name, operation term, etc. in connection with such SPV, or if there is a capital increase, decrease, equity transfer or swap, merge, spinoff or other material changes in connection with such SPV, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, the SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment ( “SAFE Circular 13”), which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Share Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, which was issued by SAFE in February 2012, the domestic individuals, including PRC citizens and non-PRC citizens residing in China for a continuous period of not less than one year (but excluding the foreign diplomatic personnel and representatives of international organizations), who participate in any share incentive plan of an overseas publicly listed company, such as its employees, directors, supervisors and other senior management, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and certain other procedures are also required to be completed. Failure to complete the SAFE registrations may result in fines and legal sanctions on such domestic individuals and may also limit their capability to contribute additional capital into the wholly foreign-owned subsidiary in China and further limit such subsidiary’s capability to distribute dividends.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC will be subject to PRC individual income tax when they exercise share options or are granted restricted shares. The PRC subsidiaries of such overseas listed company have the obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes levied on those employees exercising their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Protection of Personal Information of Citizens

Pursuant to the Law on the Protection of Consumer Rights and Interests, business operators must collect and use personal information of consumers in a lawful and proper manner by following the principle that such information collection or use is genuinely necessary. Business operators must expressly state the purposes, methods and scope of information collection or use, and obtain the consent of the consumers whose information is to be collected. To collect or use the personal information of consumers, business operators must disclose their rules regarding information collection or use, and may not collect or use information in violation of laws or regulations, or in breach of any agreements between the parties concerned. Business operators and their staff members must strictly keep confidential the collected personal information of consumers, and may not divulge, sell or illegally provide others with such information.

Pursuant to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant laws and regulations and meet one of the following standards, such operator will be considered in violation of criminal law and such operator and its responsible personnel must undertake criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information or property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health and physiological information, trading information, and other personal information which may affect the safety of personal and property; (iii) illegal acquisition, sale, or provision of more than 5,000 pieces of personal information, other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than RMB50,000; and (v) resell the collected personal information during the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i), (ii), (iii) or (iv), as applicable.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) such foreign investor acquires any equity interests or subscribes for any new equity interests in a domestic enterprise whereby such domestic enterprise is converted into an FIE; or (2) such foreign investor establishes an FIE, which then purchases and operates the assets of a domestic enterprise, or such foreign investor purchases the assets of a domestic enterprise and then injects those assets into an FIE. According to Article 11 of the M&A Rules, where a domestic enterprise or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

For a detailed description of the risks associated with the M&A Rules, see “Item 3. Key Information—D. Risk Factors——Risk Factors Related to Doing Business in the PRC—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.”

C.	Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2018.

(1)

Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Tianjin Puxian Education and Technology Limited Partnership, Shanghai Trustbridge Investment Management Co., Ltd. and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership hold a 5.698%, 3.419%, 1.140%, 18.233%, 3.6335% and 3.6335% equity interest in Puxin Education, respectively.

The following table sets forth summary information for our subsidiaries as of December 31, 2018.

Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership Interest
Prepshine Holdings Co., Limited	Hong Kong	100%
Beijing Global Education & Technology Co., Ltd.	PRC	100%
Purong (Beijing) Information Technology Co., Ltd.	PRC	100%

We operate our businesses through Puxin Education and its subsidiaries. The following table sets forth summary information for Puxin Education’s subsidiaries as of December 31, 2018.

Subsidiary of Puxin Education	Jurisdiction of Incorporation	Percentage of Ownership Interest
Beijing Meitong Education Consulting Co., Ltd.	PRC	100%
Shanghai Global Career Education & Technology Holdings Limited	PRC	100%
ZMN International Education Consulting (Beijing) Co., Ltd.	PRC	100%
Beijing Shangxin Education Technology Co., Ltd.	PRC	100%
Taiyuan Puxin Culture and Arts Co., Ltd.	PRC	100%
Guangzhou Yingxun Lixiang Education Information Consulting Co., Ltd.	PRC	100%
Beijing Meikaida Education Technology Co., Ltd.	PRC	100%
Taiyuan Puxin Culture Communication Co., Ltd.	PRC	100%
Tianjin Xinsiyuan Culture Communication Co., Ltd.	PRC	100%
Beijing Puda Education Technology Co., Ltd.	PRC	100%
Shenyang Meitong Education Information Consulting Co., Ltd.	PRC	100%
Beijing Pule Education Technology Co., Ltd.	PRC	100%
Jinan Puxin Education Technology Co., Ltd.	PRC	100%
Beijing Ruibao Tongqu Education Consulting Co., Ltd.	PRC	100%
Guizhou Puxintian Education Technology Co., Ltd.	PRC	100%
Beijing Jiameixin Education Consulting Co., Ltd.	PRC	100%
Jinan Pude Education Technology Co., Ltd.	PRC	100%
Jinan Qifa Education Consulting Co., Ltd.	PRC	100%
Nanjing Diyu Investment Management Co., Ltd.	PRC	100%
Shaoxing Puxin Education Information Consulting Co., Ltd.	PRC	100%
Yunnan Pude Education Information Consulting Co., Ltd.	PRC	100%
Ningbo Puxin Education Technology Co., Ltd.	PRC	100%
Chengdu Qidi Wanjuan Education Consulting Co., Ltd.	PRC	100%
Nanjing Dreams & Stars Information Consulting Co., Ltd.	PRC	100%
Shenzhen Davis Information Consulting Co., Ltd.	PRC	100%
Shanghai Pukuan Education Technology Co., Ltd.	PRC	100%
Luoyang Pucai Education Technology Co., Ltd.	PRC	100%
Beijing Pule Travel Co., Ltd.	PRC	100%
Dalian Pude Education Consulting Co., Ltd.	PRC	100%
Xi’an Shanghe Culture Development Co., Ltd.	PRC	100%
Luzhou Puxin Culture Communication Co., Ltd.	PRC	100%
Beijing Xuezong Tianxia Education Technology Co., Ltd.	PRC	100%
Shenyang Puxin Yingcai Education Consulting Co., Ltd.	PRC	100%
Chongqing Puxin Technology Co., Ltd.(1)	PRC	100%
Shenyang Pude Education Technology Co., Ltd.	PRC	100%
Jilin Puxin Education Technology Co., Ltd.	PRC	100%
Yancheng Tiantian Xiangshang Education Training Co., Ltd.(2)	PRC	100%
Fuzhou Pude Education Technology Co., Ltd.	PRC	100%
Hangzhou Puxin Technology Co., Ltd.	PRC	100%
Shandong Zengyu Trading Co., Ltd.	PRC	100%

(1)	Puxin Education is in the process of being registered with local government authorities as shareholder of Chongqing Puxin Technology Co., Ltd.
(2)	Puxin Education is in the process of being registered with local government authorities as shareholder of Yancheng Tiantian Xiangshang Education Training Co., Ltd.

Contractual Arrangements with Puxin Education

Below is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary Purong Beijing, our VIE and its shareholders.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among Purong Beijing, our VIE and the shareholders of our VIE, Purong Beijing has the exclusive right to provide or designate any third party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to our VIE and its subsidiaries. In exchange, our VIE and its subsidiaries pay service fees to Purong Beijing in an amount at Purong Beijing’s discretion. Without the prior written consent of Purong Beijing, our VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third party. Purong Beijing owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement was entered into on February 5, 2018 and became effective on February 5, 2018 and will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by Purong Beijing with a written notice. This agreement was amended on February 25, 2018 because Shanghai Trustbridge Investment Management Co., Ltd., or Shanghai Trustbridge, became a shareholder of Puxin Education. Unless otherwise required by applicable PRC laws, our VIE and its shareholders do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Under the exclusive call option agreement among Purong Beijing, our VIE and its shareholders, each of the shareholders of our VIE irrevocably granted Purong Beijing a right to purchase, or designate a third party to purchase, all or any part of their equity interests in our VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at Purong Beijing’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of our VIE shall promptly give all considerations they received from the exercise of the options to Puxin Education, Purong Beijing or a designated third party of Purong Beijing. Without Purong Beijing’s prior written consent, our VIE and its shareholders shall not enter into any major contract or transfer any equity of our VIE. Without Purong Beijing’s prior written consent, our VIE and its shareholders shall not sell, transfer, license or otherwise dispose of any of our VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000. Our VIE shall not be dissolved or liquidated without the written consent by Purong Beijing. This agreement was entered into on February 5, 2018 and became effective on February 5, 2018 and shall remain in effect upon expiry or early termination of this agreement. This agreement was amended on February 25, 2018 because Shanghai Trustbridge became a shareholder of Puxin Education.

Equity Pledge Agreement

Under the equity interest pledge agreement among Purong Beijing, our VIE and its shareholders, our VIE’s shareholders pledged all of their equity of our VIE to Purong Beijing as security for performance of the obligations of our VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the loan agreements. If any of the specified events of default occurs, Purong Beijing may exercise the right to enforce the pledge immediately. Purong Beijing may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. The equity pledge agreement is binding on our VIE’s shareholders and their successors. The equity pledge agreement became effective on February 5, 2018 and the pledge under the equity pledge agreement became effective on February 5, 2018 and will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the loan agreements. This agreement was amended on February 25, 2018 because Shanghai Trustbridge became a shareholder of Puxin Education. The pledge of the equity interests of Shanghai Trustbridge became effective on February 26, 2018.

Powers of Attorney

Pursuant to the powers of attorney executed by our VIE and our VIE’s shareholders, each of them irrevocably authorized Purong Beijing to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest and sponsor interest held by each of them in our VIE or its subsidiaries, including but not limited to proposing to convene or attend shareholder meetings, board meetings or council meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders or sponsors (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity or the sponsor interest held in part or in whole).

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of our VIE, the signing spouses confirm and agree to the execution of the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the equity pledge agreement described above by the applicable shareholders. They further undertake not to hinder the disposal of the equity and not to make any assertions in connection with the equity of our VIE held by the applicable shareholders, and confirm that the applicable shareholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity of our VIE held by the applicable shareholders for any reasons, he/she would be bound by the transaction documents described above.

Letters of Commitment

Pursuant to the letters of commitment executed by the shareholders of Shanghai Trustbridge and the partners of Tianjin Puxian Education Technology Limited Partnership, or Tianjin Puxian, and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership, or Ningbo Zhimei, which are the shareholders of our VIE, all the shareholders of Shanghai Trustbridge and all the partners of Tianjin Puxian and Ningbo Zhimei irrecoverably promise that they will not pledge, sell or dispose of the equity interest or the partnership interest in Shanghai Trustbridge, Tianjin Puxian or Ningbo Zhimei held by them, respectively, grant a security interest or a priority right in such equity interest or partnership interest to any third party or enter into any transactions with the same economic results that may affect the priority of the equity pledge and the stable implementation of structural contracts, including the exclusive call option agreement, the exclusive management service and business cooperation agreement, the equity pledge agreement, the powers of attorney and the loan agreements.

Loan Agreements

Pursuant to the loan agreement among Purong Beijing and Ningbo Zhimei, Purong Beijing has granted an interest-free loan to Ningbo Zhimei, the shareholder of our VIE, which may only be used for the purpose of acquiring its equity interests in the VIE. Purong Beijing may require acceleration of repayment at its absolute discretion. When Ningbo Zhimei makes early repayment of the outstanding amount, Purong Beijing or a third party designated by it may purchase the equity interests held by Ningbo Zhimei in our VIE at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. Ningbo Zhimei undertakes not to enter into any prohibited transactions in relation to our VIE, including the transfer of any business, material assets or equity interests in our VIE to any third party.

Pursuant to the loan agreement between Purong Beijing and Mr. Yunlong Sha, Purong Beijing has granted an interest-free loan to Mr. Yunlong Sha, the shareholder of our VIE, which may only be used for acquiring the equity interests in our VIE from certain former shareholders. Purong Beijing may require acceleration of repayment at its absolute discretion. When Mr. Yunlong Sha makes early repayment of the outstanding amount, Purong Beijing or a third party designated by it may purchase the corresponding equity interests held by him in our VIE at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. Mr. Yunlong Sha undertakes not to enter into any prohibited transactions in relation to our VIE, including the transfer of any business, material assets or equity interests in our VIE to any third party.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among Purong Beijing, Puxin Education and its shareholders are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

We currently lease substantially all of the properties we use to operate our business. We are headquartered in Beijing, and the business premises of our schools and learning centers are located in 35 cities in China. Our leases have terms of one to 15 years.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.	Operating Results

Major Factors Affecting Our Results of Operations

We operate in China’s after-school education market, and our results of operations and financial condition are significantly affected by general factors driving this market. China’s rapid economic growth and higher per capita disposable income have led to both increased spending on after-school education services and intensified competition for high-quality education resources. Furthermore, we expect to benefit from the positive effect of China’s new population policies.

We are also affected by the regulatory environment governing the PRC after-school education industry, including the qualification and licensing requirements for entities providing education services.

In addition to general economic conditions and industry factors, we believe the following company-specific factors have had, and will continue to have, a significant impact on our results of operations.

Number of Student Enrollments

Our revenues primarily consist of tuition from students enrolled in our courses and consulting programs, which is directly driven by the increase in student enrollments. In 2016, 2017 and 2018, our total student enrollments were 454,945, 1,275,723 and 1,846,349, respectively. Our growth in student enrollments is directly affected by our ability to recruit new students and retain our current students.

Our ability to attract new students is largely dependent on our reputation and brand recognition and the varieties of our courses and service offerings. Our reputation and brand recognition were primarily driven by the proven academic performance of our students and the high-quality of our teaching faculty. Besides, we have expanded our service offerings to a full spectrum of after-school education services to students of all age groups in various class formats since establishment. Currently, our course and service offerings cover all core subjects in China’s school curricula at each grade level of the K-12 system, as well as certain extra-curricular courses, such as painting and calligraphy. We initially offered group class tutoring services and personalized tutoring services in May 2015 and began offering online courses in August 2017. We started study-abroad test preparation courses and study-abroad consulting services in July 2015 and September 2015, respectively. By acquiring Global Education in August 2017, we have further expanded our course and service offerings and strengthened our brand recognition.

In addition, a high K-12 group class student retention rate has also contributed to our total student enrollment growth. In 2016, 2017 and 2018, the K-12 group class student retention rate of our schools operating under our management for over 12 months reached 65.1%, 70.1% and 71.5%, respectively, as a result of our high-quality services and the high satisfaction rate of our current students and their parents. Besides, our expansion of courses and service offerings also allows us to conduct cross-selling, improve student stickiness to realize synergies across business lines and maximize student lifetime value for our long-term growth.

We expect our student enrollments will continue to grow and our net revenues will continue to grow. We believe that the after-school education market is less sensitive to changes in economic conditions, and we therefore do not expect the changes in macro-economic conditions to have any immediate significant impact on our business.

Network of Learning Centers

Our ability to expand our network of learning centers is one of the most important factors affecting our results of operations. We have expanded our network primarily through acquisitions. This approach enables us to acquire large student base in a new market with customer acquisition and marketing costs in a cost-effective manner by leveraging the well-established reputation of the acquired schools in local markets. We also build schools and learning centers by ourselves to expand our network when we identify good opportunities.

Our learning centers grew from 231 as of December 31, 2016 to 400 as of December 31, 2017 and to 386 as of December 31, 2018. The number of our learning centers slightly decreased to 386 as of December 31, 2018, reflecting the combination of (i) 14 learning centers we acquired, (ii) 45 learning centers we constructed in 2018, and (iii) 73 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers. The table below sets forth the number of our learning centers in operation throughout the period indicated and the number of our newly acquired and constructed centers during each period:

	For the Year Ended December 31,
	2016	2017	2018
Learning centers at the beginning of the period	99	231	400
Newly acquired learning centers during the period	119	155	14
Newly constructed learning centers during the period	33	46	45
Closed or suspended learning centers during the period	(20)	(32)	(73)
Learning centers at the end of the period	231	400	386

We plan to continue to grow our network of learning centers primarily through acquisitions, which will enable us to enlarge our nationwide coverage, penetrate target markets where we do not have presence currently and enhance our market position where we already operate in.

Pricing

Our revenues and profitability are directly affected by the pricing for our services. For K-12 tutoring and study-abroad test preparation courses, we typically charge students tuition based on the hourly rate of the student’s course type and the total number of class hours the student takes. We set hourly rates for our courses based on a number of factors, including class size, course type, customer segmentation, geographic location of the course offered and our competitors’ fee rates for similar offerings. For study-abroad consulting services, we charge students fees based on the overall services we provide to them, such as preparing application materials based on their target schools and universities, making study plans and preparing visa applications.

In addition to courses we offer at our regular prices, we also offer promotional K-12 tutoring programs to attract new students primarily during the summer and winter breaks, as well as the Labor Day and National Day holidays in China. The prices for such promotional programs are usually at a substantial discount of our regular tuition fees. As a result, the profit margin of our promotional tutoring programs is lower than our regular tutoring programs, and the mix of our regular tutoring programs and promotional tutoring programs affects our profitability.

For each acquired school, we usually continue to follow its tuition fee standards prior to our acquisition to maintain the stable student retention and operations of the school. We may adjust the tuition fees for new contracts when the acquired school’s product and service quality has been improved. The tuition fee levels of our schools remained relatively stable in 2016, 2017 and 2018. In the long run, we seek to gradually increase our tuition fee level without compromising our student enrollments.

Our Ability to Control Costs and Improve Our Operating Efficiency

Our profitability depends significantly on our ability to control our costs and improve our operating efficiency.

Our cost of revenues consists primarily of teaching staff costs, rental and facility maintenance expenses for our learning centers. Teaching staff costs depend on the number of our teaching staff and their level of compensation. We offer attractive compensation to our teachers to attract and retain the best teaching talent. The number of our full-time teachers and consultants increased from 1,914 as of December 31, 2016 to 4,388 as of December 31, 2017 and further to 4,592 as of December 31, 2018, in line with our efforts to enhance our teaching quality, the growth of student enrollments and the expansion of our network and course offerings. We are able to improve our operating efficiency and operating leverage through increased classroom utilization and increased number of courses that each teacher instructs, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Historically, we have incurred relatively low sales and marketing expenses primarily because we expanded student base through acquisitions of schools and relied on word-of-mouth referrals to recruit new students.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our network and education service offerings and additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Net Revenues

Our net revenues primarily consist of revenues generated from (i) K-12 tutoring services, and (ii) study-abroad tutoring services, consisting of study-abroad test preparation services and study-abroad consulting services. In 2016, 2017 and 2018, we derived substantially all of our net revenues from tuition that we charge our students for these services. In addition to classroom-based educational services and products, we also provide online learning platforms to accommodate our students’ individual learning habits and objectives since 2017. The revenue we generated from our online platforms was immaterial in 2017 and 2018.

In 2016, 2017 and 2018, we generated net revenues of RMB439.2 million, RMB1,282.6 million and RMB2,228.1 million (US$324.1 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
K-12 tutoring services	370,712	84.4	884,148	68.9	1,182,397	171,973	53.1
Study-abroad tutoring services(1)	68,469	15.6	398,414	31.1	1,045,720	152,093	46.9
Total net revenues	439,181	100.0	1,282,562	100.0	2,228,117	324,066	100.0

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

K-12 Tutoring Services

In 2016, 2017 and 2018, our net revenues from K-12 tutoring services were RMB370.7 million, RMB884.1 million and RMB1,182.4 million (US$172.0 million), representing 84.4%, 68.9% and 53.1% of our total net revenues, respectively. We typically collect tuition from students in advance for the classes that they purchase and record the tuition initially as deferred revenues. We recognize tuition as revenues proportionally as the tutoring services are delivered.

For group class courses, we offer tuition refunds to the students who withdraw from the course after attending the first few classes. For personalized tutoring courses, we offer refunds for undelivered classes to students who withdraw from the courses at any time. Historically, we did not experience material refunds for our K-12 tutoring services. We estimate and record refund liabilities based on the historical refund ratio on a portfolio basis using the expected value method.

Study-abroad Tutoring Services

Our study-abroad tutoring services consist of study-abroad test preparation services and study-abroad consulting services. In 2016, 2017 and 2018, our net revenues from study-abroad tutoring services were RMB68.5 million, RMB398.4 million and RMB1,045.7 million (US$152.1 million), representing 15.6%, 31.1% and 46.9% of our total net revenues, respectively.

We collect tuition from students in advance for the study-abroad test preparation classes that they purchase and initially record the tuition as deferred revenues. We recognize tuition as revenue proportionally as the tutoring services are delivered. Our refund policies for study-abroad test preparation services are generally same as those for group class courses of our K-12 tutoring services. Historically, we did not experience material refunds for our study-abroad tutoring services.

We charge each student consulting fees in advance based on the scope of study-abroad consulting services requested by the student and recognize such consulting fees as revenue when the consulting services are delivered. Consistent with market practices, we offer refunds of the consulting fees, excluding a small portion to cover the costs in connection with the services we delivered, to the students who fail to gain any admission or obtain the relevant visa. Historically, we did not experience material refunds for our study-abroad consulting services. Refunds are deducted from deferred revenues or refund liabilities, under Topic 606, and have no material impact on recognized revenues.

Cost of Revenues

Our cost of revenues consists primarily of (i) teaching staff cost, primarily including salaries, bonuses, social insurance and benefits for our teaching staff, (ii) rental expenses for classroom, (iii) facility maintenance expenses for classroom, (iv) depreciation and amortization expenses associated with classroom, and (v) course material expenses. Our cost of revenues accounted for 58.7%, 61.9% and 55.8%, respectively, of our net revenues in 2016, 2017 and 2018. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	439,181	100.0	1,282,562	100.0	2,228,117	324,066	100.0
Cost of revenues:
Teaching staff cost(1)	178,919	40.7	549,048	42.8	824,931	119,981	37.0
Rental expenses	53,663	12.2	159,998	12.5	247,534	36,002	11.1
Facility maintenance expenses	9,298	2.1	34,991	2.7	39,478	5,742	1.8
Depreciation and amortization expenses	1,156	0.3	9,869	0.8	38,235	5,561	1.7
Others	14,959	3.4	40,436	3.1	92,711	13,485	4.2
Total cost of revenues	257,995	58.7	794,342	61.9	1,242,889	180,771	55.8

(1)	Includes share-based compensation expenses of nil, RMB1,152,000 and RMB6,420,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

Teaching staff cost is the largest component of our cost of revenues. We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and part-time teachers. Compensation and benefits of our full-time teachers consist primarily of base salary, teaching fees based on hourly rates, performance-linked bonuses, as well as social insurance and benefits. Compensation of our part-time teachers is comprised of teaching fees based on hourly rates and teaching hours.

The following table sets forth the breakdown of our cost of revenues by our business segments, both in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	439,181	100.0	1,282,562	100.0	2,228,117	324,066	100.0
Cost of revenues:
K-12 tutoring services	217,797	49.6	555,885	43.3	706,917	102,817	31.7
Study-abroad tutoring services(1)	40,198	9.1	238,457	18.6	535,972	77,954	24.1
Total cost of revenues	257,995	58.7	794,342	61.9	1,242,889	180,771	55.8

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

We anticipate that our total cost of revenues will continue to increase as we continue to acquire schools to expand our network and hire additional teachers.

Gross Profit

As a result of the foregoing, our gross profit was RMB181.2 million, RMB488.2 million and RMB985.2 million (US$143.3 million) and our gross margin was 41.3%, 38.1% and 44.2% in 2016, 2017 and 2018, respectively. The following table sets forth the breakdown of our gross profit by our business segments for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
K-12 tutoring services	152,915	328,263	475,480	69,156
Study-abroad tutoring services(1)	28,271	159,957	509,748	74,139
Gross profit	181,186	488,220	985,228	143,295

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	439,181	100.0	1,282,562	100.0	2,228,117	324,066	100.0
Operating expenses:
Selling expenses(1)	123,370	28.1	444,927	34.7	848,088	123,349	38.1
General and administrative expenses(2)	185,496	42.2	362,748	28.3	775,883	112,848	34.8
Total operating expenses	308,866	70.3	807,675	63.0	1,623,971	236,197	72.9

(1)	Includes share-based compensation expenses of RMB991,000, RMB3,058,000 and RMB28,848,000 for the years ended December 31, 2016, 2017 and 2018, respectively.
(2)	Includes share-based compensation expenses of RMB50,272,000, RMB51,625,000 and RMB339,689,000 for the years ended December 31, 2016, 2017 and 2018, respectively.

Selling Expenses

Selling expenses consist primarily of (i) salaries, performance-based bonuses and employee benefits for our sales and marketing personnel, (ii) advertising and promotion expenses, (iii) office rental and general expenses associated with the sales and marketing of our business, and (iv) traveling and communication expenses associated with the sales and marketing. We expect that our selling expenses will continue to increase as we further expand into new geographic locations and enhance our brand recognition.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salaries, employee benefits and other headcount-related expenses associated with the administration of our business, (ii) office rental and facilities maintenance expenses, (iii) professional service fees, (iv) depreciation and amortization expenses associated with the office space used in our general and administrative activities, (v) traveling and communication expenses associated with office and administrative functions, and (vi) share-based compensation expenses in connection with options we granted our management staff. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company, including costs to enhance our internal controls.

Our operating expenses include share-based compensation charges. See “—Critical Accounting Policies and Estimates—Share-Based Compensation.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Operations:
Net revenues	439,181	1,282,562	2,228,117	324,066
Cost of revenues (including share-based compensation expenses of nil, RMB1,152 and RMB6,420 for the years ended December 31, 2016, 2017 and 2018, respectively)	257,995	794,342	1,242,889	180,771
Gross profit	181,186	488,220	985,228	143,295
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB991, RMB3,058 and RMB28,848 for the years ended December 31, 2016, 2017 and 2018, respectively)	123,370	444,927	848,088	123,349
General and administrative expenses (including share-based compensation expenses of RMB50,272, RMB51,625 and RMB339,689 for the years ended December 31, 2016, 2017 and 2018, respectively)	185,496	362,748	775,883	112,848
Total operating expenses	308,866	807,675	1,623,971	236,197
Operating loss	(127,680)	(319,455)	(638,743)	(92,902)
Interest expense	—	5,556	51,901	7,549
Interest income	464	549	2,826	411
Foreign exchange loss	—	—	7,621	1,108
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	70,336	131,748	19,162
Loss on extinguishment of convertible notes	—	—	900	131
Loss before income taxes	(127,216)	(394,798)	(828,087)	(120,441)
Income tax expenses	388	2,436	5,322	774
Net loss	(127,604)	(397,234)	(833,409)	(121,215)
Less: Net (loss) income attributable to non-controlling interest	(48)	79	2	—
Net loss attributable to ordinary shareholders of Puxin Limited	(127,556)	(397,313)	(833,411)	(121,215)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 73.7% from RMB1,282.6 million in 2017 to RMB2,228.1 million (US$324.1 million) in 2018, primarily reflecting the increases in net revenues from our K-12 tutoring services and study-abroad tutoring services.

•

Net revenues from K-12 tutoring services increased by 33.7% from RMB884.1 million in 2017 to RMB1,182.4 million (US$172.0 million) in 2018. This increase was primarily due to the increase in student enrollments of our K-12 tutoring services, which was largely attributable to (i) the new learning centers we acquired and constructed, which increased our overall student base and service capacity, and (ii) our sales efforts to attract and retain students at existing schools. Our student enrollments of K-12 tutoring services increased by 42.6% from 1,238,070 in 2017 to 1,765,684 in 2018.

•

Net revenues from study-abroad tutoring services significantly increased from RMB398.4 million in 2017 to RMB1,045.7 million (US$152.1 million) in 2018. This increase was primarily due to the increase in student enrollments of our study-abroad tutoring services, reflecting (i) the business growth of ZMN Education and Global Education in 2018, and (ii) our continued sales efforts to attract and retain students. Our student enrollments of study-abroad tutoring services increased significantly from 37,653 in 2017 to 80,665 in 2018. The adoption of ASC 606 in 2018 also resulted in an increase in revenue of RMB7.1 million from study-aboard tutoring services.

Cost of Revenues

Our cost of revenues increased by 56.5% from RMB794.3 million in 2017 to RMB1,242.9 million (US$180.8 million) in 2018, primarily due to the increases in our teaching staff cost, rental expenses and depreciation and amortization expenses.

•

Teaching staff cost increased by 50.3% from RMB549.0 million in 2017 to RMB824.9 million (US$120.0 million) in 2018. This increase was primarily due to (i) the growth of the number of our full-time teachers and consultants as we continued to attract new and retain our existing teaching staff, and (ii) our increased investment in trainings for our teachers and consultants. The number of our full-time teachers and consultants increased from 4,388 as of December 31, 2017 to 4,592 as of December 31, 2018.

•

Rental expenses increased by 54.7% from RMB160.0 million in 2017 to RMB247.5 million (US$36.0 million) in 2018. Depreciation and amortization expenses increased by 285.9% from RMB9.9 million in 2017 to RMB38.2 million (US$5.6 million) in 2018. These increases were primarily associated with the upgrading of our existing learning centers and new learning centers we acquired and constructed to expand our network. The number of learning centers in our network decreased from 400 as of December 31, 2017 to 386 as of December 31, 2018, reflecting the combination of (i) 14 learning centers we acquired, (ii) 45 learning centers we constructed in 2018, and (iii) 73 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers.

Gross Profit

Our gross profit increased by 101.8% from RMB488.2 million in 2017 to RMB985.2 million (US$143.3 million) in 2018.

Our gross margin increased from 38.1% in 2017 to 44.2% in 2018, reflecting an increase in the gross margin of K-12 tutoring services from 37.1% in 2017 to 40.2% in 2018 and an increase in the gross margin of study-abroad tutoring services from 40.1% in 2017 to 48.7% in 2018. These increases were primarily due to our improved operational efficiency attributable to upgrading our exisiting learning centers, the improvement of teachers' utilization and adjustments to teachers' compensation structure.

Operating Expenses

Our operating expenses increased by 101.1% from RMB807.7 million in 2017 to RMB1,624.0 million (US$236.2 million) in 2018, reflecting the increases in our selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses increased by 90.6% from RMB444.9 million in 2017 to RMB848.1 million (US$123.3 million) in 2018, mainly driven by (i) an increase in salaries and employee benefits for our sales and marketing personnel, attributable to increased performance-based salaries for our sales and marketing team, (ii) an increase in advertising and promotion expenses of our schools in line with our overall business growth. As a percentage of our net revenues, selling expenses increased from 34.7% in 2017 to 38.1% in 2018.

General and Administrative Expenses

Our general and administrative expenses increased by 113.9% from RMB362.7 million in 2017 to RMB775.9 million (US$112.8 million) in 2018, primarily due to (i) a significant increase in share-based compensation expenses relating to the options we granted our management staff in the first quarter of 2018 to attract and retain key employees, (ii) an increase in salaries and employee benefits for administrative staff, reflecting the increased headcount as a result of the increase of our learning centers, and (ii) an increase in office rental and facilities maintenance expenses attributable to our increased learning centers. As a percentage of our net revenues, general and administrative expenses increased from 28.3% in 2017 to 34.8% in 2018.

Operating Loss

As a result, our operating loss increased from RMB319.5 million in 2017 to RMB638.7 million (US$92.9 million) in 2018. Our operating margin was (24.9)% and (28.7)% in 2017 and 2018, respectively.

Interest Expense

We incurred interest expense of RMB5.6 million in 2017 in connection with the promissory note in the principal amount of US$25 million we issued in August 2017 to Haitong International Investment Holdings Limited, or Haitong.

We incurred interest expense of RMB51.9 million (US$7.5 million) in 2018, primarily due to the interest expenses in connection with (i) our promissory note in the principal amount of US$25 million to Haitong, (ii) our promissory notes in the principal amount of RMB190 million to Jiangyin Huazhong Investment Management Co., Ltd., or Huazhong, as Huazhong waived its conversion right under the convertible debt arrangement with us, and (iii) amount due to Mr. Yunlong Sha of RMB180 million which was paid by Mr. Yunlong Sha on behalf of our group to repurchase an aggregate of 5% equity interest in Puxin Education in connection with our restructuring arrangements.

Interest Income

Our interest income consists primarily of interest on our cash deposit balances with banks. Our interest income amounted to RMB0.5 million in 2017 and RMB2.8 million (US$0.4 million) in 2018.

Loss on Changes in Fair Value of Convertible Notes, Derivative Liabilities and Warrants

In 2017, we incurred a loss of RMB70.3 million due to changes in fair value of convertible notes and derivative liabilities in connection with (i) the convertible debt arrangement we entered into with Huazhong in June 2017, (ii) the convertible note we issued to Haitong in August 2017, and (iii) the convertible note we issued to CICC ALPHA Eagle Investment Limited, or CICC ALPHA, in September 2017.

In 2018, we incurred a loss of RMB131.7 million (US$19.2 million) in 2018 due to changes in fair value of convertible notes, derivative liabilities and warrants in connection with (i) the convertible debt arrangement we entered into with Huazhong in June 2017, (ii) the convertible note we issued to Haitong in August 2017, and (iii) the convertible note we issued to CICC ALPHA Eagle Investment Limited, or CICC ALPHA, in September 2017, before the conversion rights under these securities were exercised or waived.

Income Tax Expense

Our income tax expense increased from RMB2.4 million in 2017 to RMB5.3 million (US$0.8 million) in 2018, primarily due to the increase in our taxable income for certain profit-making schools, which were subject to enterprise income tax in China.

Net Loss

As a result of foregoing, we had net loss of RMB397.2 million and RMB833.4 million (US$121.2 million) in 2017 and 2018, respectively.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues increased by 192.0% from RMB439.2 million in 2016 to RMB1,282.6 million in 2017, primarily reflecting the increases in net revenues from our K-12 tutoring services and study-abroad tutoring services.

•

Net revenues from K-12 tutoring services increased by 138.5% from RMB370.7 million in 2016 to RMB884.1 million in 2017. This increase was primarily due to the increase in student enrollments of our K-12 tutoring services, which was largely attributable to (i) the increased number of learning centers in our network as a result of our acquisitions, which increased our overall student base and service capacity, and (ii) our sales efforts to attract and retain students at existing schools. Our student enrollments of K-12 tutoring services increased by 174.3% from 451,353 in 2016 to 1,238,070 in 2017.

•

Net revenues from study-abroad tutoring services significantly increased from RMB68.5 million in 2016 to RMB398.4 million in 2017. This increase was primarily due to the increase in student enrollments of our study-abroad tutoring services, reflecting (i) our acquisitions of ZMN Education in July 2017 and Global Education in August 2017, and (ii) our sales efforts to attract and retain students at existing schools. Our student enrollments of study-abroad tutoring services increased significantly from 3,592 in 2016 to 37,653 in 2017.

Cost of Revenues

Our cost of revenues significantly increased from RMB258.0 million in 2016 to RMB794.3 million in 2017, primarily due to the increases in our teaching staff cost, rental expenses and facility maintenance expenses.

•

Teaching staff cost significantly increased from RMB178.9 million in 2016 to RMB549.0 million in 2017. This increase was primarily due to (i) the growth of the number of our full-time teachers and consultants as we continued to attract new and retain our existing teaching staff, and (ii) teaching staff cost incurred by ZMN Education and Global Education after our acquisitions. The number of our full-time teachers and consultants increased from 1,914 as of December 31, 2016 to 4,388 as of December 31, 2017.

•

Rental expenses significantly increased from RMB53.7 million in 2016 to RMB160.0 million in 2017. Facility maintenance expenses significantly increased from RMB9.3 million in 2016 to RMB35.0 million in 2017. These increases were primarily due to the increased number of our learning centers as a result of our expanded network. The number of learning centers in our network increased from 231 as of December 31, 2016 to 400 as of December 31, 2017.

Gross Profit

Our gross profit increased by 169.4% from RMB181.2 million in 2016 to RMB488.2 million in 2017.

Our gross margin decreased from 41.3% in 2016 to 38.1% in 2017, primarily due to a decrease in gross margins of K-12 tutoring services. The gross margin of K-12 tutoring services decreased from 41.2% in 2016 to 37.1% in 2017, primarily due to our increased promotional K-12 tutoring programs in 2017. The gross margin of study-abroad tutoring services remained relatively stable at 41.3% in 2016 and 40.1% in 2017.

Operating Expenses

Our operating expenses increased by 161.5% from RMB308.9 million in 2016 to RMB807.7 million in 2017, reflecting the increases in our selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses significantly increased from RMB123.4 million in 2016 to RMB444.9 million in 2017, mainly driven by (i) an increase in salaries and employee benefits for our sales and marketing personnel, attributable to increased performance-based salaries for our sales and marketing team, (ii) the advertising and promotion expenses incurred by ZMN Education and Global Education after our acquisitions in 2017, and (iii) an increase in advertising and promotion expenses of our existing schools in line with our business growth. As a percentage of our net revenues, selling expenses increased from 28.1% in 2016 to 34.7% in 2017.

General and Administrative Expenses

Our general and administrative expenses increased by 95.6% from RMB185.5 million in 2016 to RMB362.7 million in 2017, primarily due to (i) an increase in salaries and employee benefits for administrative staff, reflecting the increased headcount as a result of the increase of our learning centers, (ii) an increase in office rental and facilities maintenance expenses attributable to our increased learning centers, and (iii) an increase in professional service fees attributable our acquisitions and financing transactions and consulting projects in 2017.

General and administrative expenses as a percentage of our net revenues decreased from 42.2% in 2016 to 28.3% in 2017, primarily reflecting the economies of scale as a result of our continued business growth.

Operating Loss

As a result, our operating loss increased from RMB127.7 million in 2016 to RMB319.5 million in 2017. Our operating margin was (29.1)% and (24.9)% in 2016 and 2017, respectively.

Interest Expense

We incurred interest expense of RMB5.6 million in 2017 in connection with the promissory note we issued in August 2017 to Haitong. We did not incur any interest expense in 2016.

Interest Income

Our interest income consists primarily of interest on our cash deposit balances with banks. Our interest income amounted to RMB464,000 in 2016 and RMB549,000 in 2017.

Loss on Changes in Fair Value of Convertible Notes and Derivative Liabilities

In 2017, we incurred a loss of RMB70.3 million due to changes in fair value of convertible notes and derivative liabilities in connection with the convertible debt arrangement we entered into with Huazhong in June 2017, the convertible note we issued to Haitong in August 2017 and the convertible note we issued to CICC ALPHA, in September 2017. We did not have convertible notes in 2016.

Income Tax Expense

Our income tax expense increased from RMB0.4 million in 2016 to RMB2.4 million in 2017, primarily due to the increase in our taxable income for certain profit-making schools, which were subject to enterprise income tax in China.

Net Loss

As a result of foregoing, we had net loss of RMB127.6 million and RMB397.2 million in 2016 and 2017, respectively.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We provide K-12 tutoring services, study-abroad test preparation services and study-abroad consulting services to students. Under FASB Revenue Recognition (Topic 605), we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been performed and received by the customer, (iii) the amount of fees from the customer is fixed or determinable, and (iv) collectability is reasonably assured.

On January 1, 2018, we adopted Topic 606 applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

Our revenues represent amounts received for services provided in the normal course of our business, net of discounts and sales-related tax. The primary sources of our revenues are as follows:

K-12 Tutoring Services

We provide various types of after-school tutoring services to help students ranging from ages three to eighteen to improve their academic performance and enroll in their desired schools and universities. The after-school tutoring services primarily consist of after-school group class courses and personalized tutoring courses. The K-12 tutoring services are accounted for as a single performance obligation. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Such deferred revenue is recognized as revenue proportionally as the tutoring sessions are delivered. We usually provide tuition refunds to students if they decide to withdraw from the courses within a trial period. For some K-12 courses, we also offer refunds for the remaining classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered class. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

Study-abroad Test Preparation Services

We provide study-abroad test preparation services to help students prepare for admission tests for high schools, universities and graduate programs primarily in English-speaking countries. Tutoring fees are collected in advance and are initially recorded as deferred revenue which is recognized proportionately as the tutoring sessions are delivered. We provide students with trial classes for the courses that they subscribe and tuition fees are refundable in the full amount if a student decides to withdraw from the course after the trial classes. No refund will be provided to a student who withdraws from a course after the trial period. The study-abroad test preparation services are accounted for as a single performance obligation.

Study-abroad Consulting Services

We provide study-abroad consulting services to offer quality advisory guidance for students who intend to study abroad. We charge each student upfront prepaid consulting service fees based on the scope of consulting services requested by the student and recognize revenue as the services are delivered. A portion of the prepaid services fee are refundable if a student does not successfully gain any admission, which are accounted for as variable consideration under Topic 606. The study-abroad consulting services are accounted for as a single performance obligation. We estimate the variable consideration to be earned and recognize revenues over the service period.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers.

Consolidation of Variable Interest Entity

Our consolidated financial statements include the financial statements of Puxin Limited, its subsidiaries, its VIE and the VIE’s subsidiaries. All profits, transactions and balances among Puxin Limited, its subsidiaries, its VIE and the VIE’s subsidiaries and schools have been eliminated upon consolidation.

Purong Beijing, our wholly-owned PRC subsidiary, holds the power to direct the activities of Puxin Education and its subsidiaries that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of Puxin Education and its subsidiaries through a series of contractual agreements with Puxin Education and/or its nominee shareholders, including:

•	exclusive management services and business cooperation agreement;
•	equity pledge agreement;
•	exclusive call option agreement;
•	powers of attorney;
•	loan agreements;
•	spousal consent letters; and
•	letters of commitment.

Based on the advice of our PRC legal counsel, we believe above-mentioned contractual agreements are currently legally enforceable under PRC law and regulations.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of Puxin Education, and receive the economic benefits of Puxin Education. In making the conclusion that we are the primary beneficiary of Puxin Education, we believe our rights under the exclusive call option agreements and powers of attorney have reinforced our abilities to direct the activities most significantly impacting Puxin Education’s economic performance. We also believe that this ability to exercise control ensures that Puxin Education would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from Puxin Education. Accordingly, as the primary beneficiary of Puxin Education and in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair value as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets, goodwill and warrants granted to the shareholders of the entities acquired as acquisition consideration, we used valuation techniques such as discounted cash flow analysis, ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

We test goodwill for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We performed a goodwill impairment analysis as of December 31, 2018. When determining the fair value of reporting units, including K-12 tutoring services and study-abroad tutoring services, we used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value of a reporting unit include: (i) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (ii) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit, and (iii) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risks associated with the reporting unit's operations and the uncertainty inherent in the our internally developed forecasts.

Based on the results of our annual goodwill impairment tests, as of testing date, the fair value of our reporting unites, namely K-12 tutoring services and study abroad tutoring services, exceeded their respective carrying value and no impairment was identified for all the periods presented.

Acquired intangible assets other than goodwill consist of (i) student base, (ii) trademarks, (iii) relationship with partnership schools, and (iv) franchise agreements, which are carried at cost, less accumulated amortization and impairment.

We have determined that certain trademarks do not have determinable useful lives. Consequently, the carrying amounts of trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment loss was recorded during the years ended December 31, 2016, 2017 and 2018, respectively.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Share-based Compensation

We measure the cost of employee share options based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2015, 2016, 2017 and 2018:

Grant Date	Number of Options Granted	Weighted Average Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Intrinsic Value per Option at the Grant Dates	Type of Valuation
		(RMB)	(RMB)	(RMB)
March 1, 2015	1,156,200	0.244	5.085	5.073	Retrospective
June 30, 2015	8,560,800	0.244	5.091	5.091	Retrospective
September 30, 2015	2,066,400	0.268	12.896	12.884	Retrospective
December 31, 2015	5,805,600	0.262	13.860	13.860	Retrospective
March 31, 2016	803,600	0.305	23.372	23.360	Retrospective
June 30, 2016	483,800	0.512	24.116	24.104	Retrospective
September 30, 2016	499,462	0.585	26.530	26.506	Retrospective
December 31, 2016	739,476	0.610	27.634	27.616	Retrospective
March 31, 2017	1,087,895	8.123	24.119	21.334	Retrospective
June 30, 2017	741,952	18.674	29.027	23.125	Retrospective
September 30, 2017	345,023	27.647	28.236	17.901	Retrospective
December 31, 2017	1,126,270	31.347	29.629	16.964	Retrospective
March 31, 2018	16,400,000	48.780	24.200	0.885	Retrospective

The valuation was performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, the financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options.

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2015	2016	2017	2018
Risk-free rate of interest(1)	2.37%-2.68%	1.94%-2.92%	2.84%-2.97%	3.40%
Volatility(2)	48%-53%	47%	45%-47%	46%
Dividend yield(3)	—	—	—	—
Exercise multiples(4)	2.2-2.8	2.2-2.8	2.2-2.8	2.2-2.8
Life of options (years)(5)	7.0	7.0	7.0	7.0

(1)

We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options, plus the country default spread of China.

(2)

We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)

The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(5)	Extracted from option agreements.

Fair Value of Convertible Notes, Derivative Liabilities and Warrants

Convertible notes for which the fair value option is elected are carried at fair value, with changes in fair value recognized in earnings. We determine the fair value of convertible notes associated with the issuances of the convertible notes as Level 3 liabilities, with the assistance of an independent third-party appraiser. To determine the fair value of the convertible notes, we used probability expected return method. To determine the fair value of the derivative liabilities, we used binomial model. To determine the fair value of warrants, we used the modified discount cash flow model.

The key assumptions used in valuation of convertible notes are summarized in the table below:

	2017	2018
Probability for conversion	80%	80%
Probability for redemption	20%	20%
Remaining life	2.5 – 4.8	2.3 – 4.3

The key assumptions used in valuation of derivative liabilities are summarized in the table below:

	2017	2018
Probability for conversion	80%	100%
Exit period	June 30, 2018 - June 30, 2019	June 30, 2018 - June 30, 2019
Volatility	40%	54%

The key assumptions used in valuation of warrants are summarized in the table below:

2018
Probability for conversion	—
Conversion price discount rate	90%

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

To date, our principal sources of liquidity have been cash generated from operations, and to a lesser extent, proceeds from the issuance of our ordinary shares for the initial public offering and the issuance of convertible notes to certain investors.

As of December 31, 2018, we had RMB778.0 million (US$113.2 million) in cash and cash equivalents. We believe that our current cash and cash equivalents and anticipated cash flow from operating and financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We intend to finance our future working capital requirements and capital expenditures from cash generated from financing activities. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	81,409	80,266	(92,905)	(13,511)
Net cash used in investing activities	(89,259)	(629,704)	(156,917)	(22,823)
Net cash generated from financing activities	70,000	629,386	831,506	120,937
Net increase (decrease) in cash and cash equivalents, and restricted cash	62,150	83,644	629,815	91,603
Cash and cash equivalents, and restricted cash at beginning of the period	43,368	105,518	189,162	27,512
Cash and cash equivalents, and restricted cash at end of the period	105,518	189,162	818,977	119,115

Operating Activities

We had net cash used in operating activities of RMB92.9 million (US$13.5 million) in 2018, primarily attributable to (i) the net loss of RMB833.4 million (US$121.2 million), (ii) an increase in prepaid expenses and other current assets of RMB48.8 million (US$7.1 million), and (iii) a decrease in deferred revenue of RMB32.1 million (US$4.7 million) primarily attributable to the prohibition on collecting prepaid tuition fees for more than three months under the State Council Circular 80 issued on August 22, 2018. This was positively adjusted for (i) certain non-cash expenses consisting primarily of the share-based compensation of RMB375.0 million (US$54.5 million) and loss on change in fair value of convertible notes, derivative liabilities and warrants of RMB131.7 million (US$19.2 million) and (ii) an increase in the amount due to related parties of RMB230.7 million (US$33.5 million).

Net cash generated from operating activities amounted to RMB80.3 million in 2017, which was primarily attributable to (i) an increase in deferred revenue of RMB200.6 million as a result of the increased prepayments from our students in line with our increased student enrollments in 2017, and (ii) an increase in accrued expenses and other current liabilities of RMB140.3 million reflecting increase salary and welfare payable, which were partially offset by the net loss of RMB397.2 million. This was positively adjusted for certain non-cash expenses consisting primarily of the share-based compensation of RMB55.8 million, loss on change in fair value of convertible notes and derivatives of RMB70.3 million and amortization of intangible assets of RMB23.6 million.

Net cash generated from operating activities amounted to RMB81.4 million in 2016, which was primarily attributable to (i) an increase in deferred revenue of RMB107.5 million as a result of the increased advance payments from our students in line with our growth of student enrollments, and (ii) an increase in accrued expenses and other current liabilities reflecting increased consideration payable for acquisitions and increased salaries and welfare payables, which were partially offset by the net loss of RMB127.6 million. This was positively adjusted for certain non-cash expenses consisting primarily of the share-based compensation of RMB51.3 million.

Investing Activities

Net cash used in investing activities amounted to RMB156.9 million (US$22.8 million) in 2018, primarily attributable to (i) installment payments for the schools and businesses we acquired in current and prior years in the amount of RMB73.2 million (US$10.6 million), and (ii) property refurbishment and purchase of teaching equipment in the amount of RMB83.7 million (US$12.2 million) to support our business growth.

Net cash used in investing activities amounted to RMB629.7 million in 2017, which was primarily attributable to (i) payments for the schools we acquired in 2017 in the amount of RMB565.0 million, including the consideration price we paid for the acquisitions of ZMN Education and Global Education, and (ii) property refurbishment and purchase of teaching equipment in the amount of RMB64.7 million to support our business growth.

Net cash used in investing activities amounted to RMB89.3 million in 2016, which was primarily attributable to (i) payments for the schools we acquired in 2016 in the amount of RMB68.2 million, and (ii) property renovation and purchase of teaching equipment in the amount of RMB21.1 million to support our business growth.

Financing Activities

Net cash generated from financing activities amounted to RMB831.5 million (US$120.9 million) in 2018, attributable to (i) proceeds from IPO, (ii) proceeds from promissory notes we issued to Jiangyin Huazhong Investment Management Co., Ltd. which provided us with credit facilities, (iii) loans from third parties and (iv) borrowings from banks.

Net cash generated from financing activities amounted to RMB629.4 million in 2017, attributable to (i) proceeds from issuances of the convertible note to Haitong in August 2017 and the convertible note to CICC ALPHA in September 2017, and the loan drawn down from the convertible credit facility with Huazhong, and (ii) proceeds from issuance of the promissory note to Haitong in August 2017.

Net cash generated from financing activities in 2016 amounted to RMB70.0 million, attributable to the proceeds from the capital injection by Shanghai Trustbridge Investment Management Co., Ltd.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with renovation of facilities, purchase of educational equipment and investment in IT infrastructures. Our capital expenditures were RMB64.7 million in 2017 and RMB83.7 million (US$12.2 million) in 2018.

Holding Company Structure

Puxin Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries (Purong Beijing and Beijing Global Education & Technology Co., Ltd.), our consolidated VIE (Puxin Education) and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by our VIE to Purong Beijing. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Under PRC law, each of our PRC subsidiaries, our VIE and its subsidiaries which is not a private school is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, prior to the effectiveness of the Amended Private Education Law, at the end of each fiscal year, each of our private schools in China was required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for our schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. When our schools are registered as for-profit private schools pursuant to the Amended Private Education Law, each of such schools may be required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. And according to the Implementation Rules for Approval, each of our for-profit private schools is required to set aside no less than 25% of its annual net income to its development fund reserve. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval or filing requirements. See “Item 3. Key Information—D. Risk Factors——Risk Factors Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIE when needed. Notwithstanding the forgoing, our PRC subsidiaries may use its own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through entrustment loans from our PRC subsidiaries to our consolidated VIE or direct loans to the VIE’s nominee shareholders, which would be contributed to the VIE as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

C.	Research and Development

See “Item 4. Information of the Company—B. Business Overview—Course Material Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

We lease certain offices and schools under non-cancelable operating leases that expire at various dates. In 2017 and 2018, we incurred rental expenses for all operating leases amounted to RMB215.4 million and RMB332.6 million (US$48.4 million), respectively. The following table sets forth our future minimum payments under non-cancelable operating leases related to offices and schools as of December 31, 2018.

	Payment Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(RMB in millions)
Operating lease commitments (1)	854.4	303.1	365.9	133.8	51.6

(1)	Represents minimum payments under non-cancelable operating leases related to offices and schools.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of March 31, 2019.

Name	Age	Position/Title
Yunlong Sha	43	Founder, Chairman, Chief Executive Officer
Peng Wang	42	Chief Financial Officer
Ming Hu	47	Independent Director
Kehai Xie	53	Independent Director
Neng Wang	46	Independent Director

Mr. Yunlong Sha is the founder of our company and has served as chairman of our board and our chief executive officer since 2014. Prior to starting our business in 2014, Mr. Sha served as senior vice president and held various managerial positions at New Oriental Education & Technology Group Inc. from 2001 to 2014. Mr. Sha received his EMBA degree from Cheung Kong Graduate School of Business and bachelor’s degree in law from Renmin University of China.

Mr. Peng Wang has served as our chief financial officer since 2017. Mr. Wang joined us in 2017. Mr. Wang previously served as senior vice president at China Hi-Tech Group Co., Ltd. from October 2016 to October 2017 and served as principal of a school under New Oriental Education & Technology Group Inc. from March 2010 to October 2016. Mr. Wang received his doctor’s degree in economics from Renmin University of China.

Ms. Ming Hu has served as our director since 2015 and will serve as our independent director upon the effectiveness of the registration statement. Ms. Hu also has served as director of CITIC Publishing Group Corporation since September 2016. Ms. Hu previously held various managerial positions at Huayi Brothers Media Corporation from May 2005 to February 2016. Ms. Hu received her master’s degree from the University of International Business and Economics.

Mr. Kehai Xie has served as our director since 2014 and will serve as our independent director upon the effectiveness of the registration statement. Mr. Xie has served as director, president and chief executive officer of Peking University Founder Group Co., Ltd. since 2015 and served as senior vice president of Peking University Founder Group Co., Ltd. from January 2010 to July 2015. Mr. Xie has also served as chairman of PKU Founder IT Group Co. Ltd. since November 2015 and as chairman of PKU Founder Education Investment Group Co. Ltd. since June 2016. Mr. Xie received his master degree in business administration and bachelor’s degree from the University of Science and Technology Beijing.

Mr. Neng Wang has served as our director since 2019. Dr. Wang currently serves as Chong Khoon Lin Professor of Real Estate and Finance at Columbia Business School. Dr. Wang is also the Honorary Dean and Academic Director of the School of Finance, Shanghai University of Finance and Economics (SUFE), and a Research Associate at the National Bureau of Economic Research (NBER). Dr. Wang is a recipient of the “Thousand Talents” Program, one of the most prestigious awards granted by the Chinese government. Prior to joining Columbia University, Dr. Wang taught at the Simon School of Business, University of Rochester and was a visiting professor at Kellogg School of Management, Northwestern University. He was also a special-term professor at Cheung Kong Graduate School of Business (CKGSB), Guanghua School of Management at Peking University, Shanghai Advanced Institute of Finance (SAIF) at Shanghai Jiaotong University (SJTU), and the School of Economics, Zhejiang University. Dr. Wang received B.S. in Physical Chemistry from Nanjing University, China in 1992, M.S. in Chemistry from California Institute of Technology (Caltech) in 1995, M.A. in International Relations and Pacific Studies from University of California, San Diego (UCSD) in 1997, and PhD in Finance from the Graduate School of Business at Stanford University in 2002.

B.	Compensation

In 2018, the aggregate cash compensation and benefits that we paid to our directors and executive officers was US$0.1 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives a 30-day prior written notice to terminate such employment. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed not to disclose, use, transfer or sell, except in the course of employment with our company and for the purpose of carrying out his or her duties as an officer of our company, any of our confidential information or proprietary data so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain. Each officer has agreed that we shall own all the intellectual property developed by such officer during his or her employment. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Share Incentive Plans

2018 Great Talent Share Incentive Plan

In December 2014, Puxin Education adopted its 2014 Great Talent Share Incentive Plan. We refer this plan as the Original Plan. Under the Original Plan, the maximum aggregate number of shares of Puxin Education that may be issued will not exceed 158,400,000. The term of the options will not exceed seven years from the date of the grant. We granted 142,783,400 options to purchase Puxin Education’s equity interest from 2015 to 2017. In March 2018, we adopted Puxin Limited 2018 Great Talent Share Incentive Plan to replace the Original Plan and granted options to purchase 6,592,538 ordinary shares of Puxin Limited under this plan to replace the granted and outstanding options under the Original Plan. As of December 31, 2018, there were 6,281,856 options outstanding which entitle their holders to purchase 6,281,856 ordinary shares of Puxin Limited under this plan.

The following paragraphs summarize the terms of the 2018 Great Talent Share Incentive Plan.

Types of Awards. The 2018 Great Talent Share Incentive Plan permits the awards of options, restricted shares, restricted share units, share appreciation rights, rights to dividends, dividend equivalent right and other rights or benefits under the 2018 Great Talent Share Incentive Plan.

Plan Administration. Before the initial public offering, the 2018 Great Talent Share Incentive Plan was administered by the board of directors. After the initial public offering, a committee formed in accordance with applicable stock exchange rules shall administer the 2018 Great Talent Share Incentive Plan, unless otherwise determined by the board of directors.

Conditions of Award. The board of directors or the committee designated by the board of directors to administer the 2018 Great Talent Share Incentive Plan, as the administrator, shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancellation, forfeiture or suspension of awards.

Term of Award. The term of each award shall be fixed by the committee and is stated in the award agreement between recipient of an award and us. No award shall be granted under this 2018 Great Talent Plan after the seventh anniversary of the effective date of the Original Plan.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2018 Great Talent Share Incentive Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2018 Great Talent Share Incentive Plan, the recipient of an award may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise his or her rights, and to receive any property distributable, with respect to any award upon the death of the recipient.

2018 Grand Talent Share Incentive Plan and 2019 Noble Talent Share Incentive Plan

Our board of directors adopted the 2018 Grand Talent Share Incentive Plan in February 2018 and adopted the 2019 Noble Talent Share Incentive Plan in March 2019. The purpose of these two plans is to enhance our ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such persons to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing such persons an opportunity to acquire or increase a direct interest in our operations and future success.

The maximum aggregate number of ordinary shares that may be issued under the 2018 Grand Talent Share Incentive Plan is 16,400,000. On March 31, 2018, we granted options to purchase a total of 16,400,000 ordinary shares to employees. The maximum aggregate number of ordinary shares that may be issued under the 2019 Noble Talent Share Incentive Plan is 8,879,986. On March 6, 2019, we granted options to purchase a total of 8,879,986 ordinary shares to employees.

The following paragraphs summarize the terms of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan.

Eligibility. Our employees and consultants are eligible to participate in the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan.

Types of Awards. The 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan permit the awards of options, restricted shares, restricted share units, share appreciation rights, rights to dividends, dividend equivalent right and other rights or benefits.

Plan Administration. Before the initial public offering, the 2018 Grand Talent Share Incentive Plan was administered by the board of directors. After the initial public offering, a committee formed in accordance with applicable stock exchange rules shall administer the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, unless otherwise determined by the board of directors.

Conditions of Award. The board of directors or the committee designated by the board of directors to administer the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, as the administrator, shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancellation, forfeiture or suspension of awards.

Term of Award. The term of each award shall be fixed by the committee and is stated in the award agreement between recipient of an award and us, provided that the term shall be no more than ten years from the date of grant thereof.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, the recipient of an award may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise his or her rights, and to receive any property distributable, with respect to any award upon the death of the recipient.

Exercise of Award. Any award granted under the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of these two plans and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to us in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination. The administrator of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan may amend, alter, suspend, discontinue or terminate these two plans, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator deems it necessary or desirable to qualify or comply, (ii) shareholder approval for any amendment to these two plans that increases the total number of shares reserved for the purposes of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, and (iii) with respect to any award agreement, the consent of the affected recipient of an award, if such action would materially and adversely affect the rights of such recipient under any outstanding award.

The following table summarizes, as of March 31, 2019, the options granted under our 2018 Great Talent Share Incentive Plan and 2018 Grand Talent Share Incentive Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration
Yunlong Sha	—	—	—	—
Peng Wang	*	7.78	March 31, 2018	March 31, 2025
Ming Hu	—	—	—	—
Kehai Xie	—	—	—	—
Neng Wang	—	—	—	—

*	Less than 1% of our total outstanding shares.

As of March 31, 2019, other employees as a group held outstanding options awarded to purchase 30,668,300 ordinary shares of our company, with exercise price of US$0.001 to US$7.78 per share.

Employee Share Holding Platform

In February 2018, we issued 17,103,724 ordinary shares to Long favor Limited, a company incorporated in the British Virgin Islands, to establish an employee shareholding platform to allow our employees to receive share incentives. Mr. Yun Xiao, who is a shareholder of our company, is the sole shareholder of Long favor Limited. Long favor Limited has waived its rights associated with these 17,103,724 ordinary shares including the voting right and dividend right. As such we deem these shares as issued but not outstanding ordinary shares until the waiver is released by us, which will occur when these ordinary shares are transferred to the eligible participants of our share incentive plans. On behalf of our company and subject to approval of our board of directors, Mr. Yun Xiao has the authority and responsibility to transfer these ordinary shares to the eligible participants of our share incentive plans when they exercise their share-based awards, including options and restricted shares, pursuant to the award agreements.

As of March 31, 2019, we did not grant any award to our directors or officers associated with the ordinary shares held by Long favor Limited. As of the same date, employees as a group were granted options and restricted shares to purchase 17,103,724 ordinary shares of our company held by Long favor Limited and the number of ordinary shares subject to the waiver of shareholder rights by Long favor had been reduced to 15,433,820 as 1,669,904 ordinary shares were transferred to certain any employees.

C.	Board Practices

Board of Directors

Our board of directors consists of four directors, including three independent directors, namely Ms. Ming Hu, Mr. Kehai Xie and Mr. Neng Wang. Under our second amended and restated memorandum and articles of association, our board of directors consists of at least three directors. Our directors shall be elected by a resolution of the holders of our ordinary shares, or by a resolution of our directors. There is no shareholding requirement for qualification to serve as a member of our board of directors.

A director may vote in respect of any contract or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or transaction is considered. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We adopted a charter for each of the committees prior to the initial public offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Ming Hu, Mr. Kehai Xie and Mr. Yunlong Sha, and is chaired by Ms. Ming Hu. Our board of directors has determined that Ms. Ming Hu and Mr. Kehai Xie satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. Our audit committee will consist solely of independent directors that satisfy the NYSE and SEC requirements within one year of the completion of the initial public offering. We have determined that Ms. Ming Hu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;
•	setting clear hiring policies for employees or former employees of the independent auditor;
•	reviewing with the independent auditor any audit problems or difficulties and management’s response;
•	reviewing and approving all related-party transactions;
•	discussing the annual audited financial statements with management and the independent auditor;
•	discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;
•

reviewing analyses or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

•	reviewing with management and the independent auditor the effect of key transactions, related-party transactions and off-balance sheet transactions and structures;
•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;
•	reviewing policies with respect to risk assessment and risk management;
•	reviewing our disclosure controls and procedures and internal control over financial reporting;
•	reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;
•

establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;
•	evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan; and
•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Mr. Kehai Xie, Ms. Ming Hu and Mr. Yunlong Sha and is chaired by Mr. Kehai Xie. Our board of directors has determined that Mr. Kehai Xie and Ms. Ming Hu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation of our executive officers;
•	reviewing and evaluating our executive compensation and benefits policies generally;
•	in consultation with our chief executive officer, periodically reviewing our management succession planning;
•	reporting to our board of directors periodically;
•	evaluating its own performance and reporting to our board of directors on such evaluation;
•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Yunlong Sha, Mr. Kehai Xie and Mr. Neng Wang, and is chaired by Mr. Yunlong Sha. Our board of directors has determined that Mr. Kehai Xie and Mr. Neng Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;
•	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;
•	leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;
•	reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to our board of directors;
•	reviewing and approving compensation (including equity-based compensation) for our directors;
•	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and
•	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

•	The functions and powers of our board of directors include, among others: convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of shareholders.

D.	Employees

We had a total of 3,703, 8,882 and 8,999 full-time employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2018:

Function	Number of Full-Time Employees
Teachers, consultants and instructors	4,325
Managerial staff	918
Sales and marketing	2,450
Administrative staff	775
Information technology	232
Courses research and development	299
Total	8,999

As of December 31, 2018, we had a total of 8,999 employees, an increase 1.32% from 8,882 as of December 31, 2017, primarily due to increases in our information technology staff, as well as managerial staff and sales and marketing.

We enter into employment contracts with our full-time employees. We also enter into stand-alone confidentiality and non-compete agreements with them. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2019, by:

•	each of our directors and executive officers;
•	all of our directors and executive officers as a group; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 165,042,756 ordinary shares issued and outstanding as of March 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held
	Number	%(1)
Directors and Executive Officers:
Yunlong Sha(2)	77,080,000	46.7
Ming Hu	—	—
Kehai Xie	—	—
Neng Wang	—	—
Peng Wang	*	*
All directors and executive officers as a group	77,326,000	46.9
Principal Shareholders:
Long bright Limited(3)	77,080,000	46.7
Puxin Nova Limited(4)	16,723,652	10.1

*	Less than 1% of our total outstanding shares on an as-converted basis.
†

The business address of Mr. Yunlong Sha and Mr. Peng Wang is Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District, Beijing, China. The business address of Ms. Ming Hu is Room 1208, Tower 2, China Central Place, Jianguo Road, Chaoyang District, Beijing, China. The business address of Mr. Kehai Xie is Room G-12B-03, Jinyu International, No. 48 Wangjing West Road, Chaoyang District, Beijing, China. The business address of Mr. Neng Wang is 3022 Broadway Uris Hall 812, New York, NY, the United States.

(1)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 165,042,756, being the number of ordinary shares outstanding as of March 31, 2019 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2019.

(2)

Represents 77,080,000 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 6,000,000 ordinary shares are mortgaged to Haitong International Investment Holdings Limited.

(3)

Represents 77,080,000 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 6,000,000 ordinary shares are mortgaged to Haitong International Investment Holdings Limited. The registered address of Long bright Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Two, Tortola, British Virgin Islands.

(4)

Represents 16,723,652 ordinary shares held by Puxin Nova Limited, a British Virgin Islands company owned by certain employees of our company. The registered address of Puxin Nova Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of the date of the annual report, none of our outstanding ordinary shares or preferred shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

See “Item 4. Information of the Company—C. Organizational Structure— Contractual Arrangements with Puxin Education” for a description of the contractual arrangements between our PRC subsidiaries, our VIE, the shareholders of our VIE and certain subsidiaries of our VIE.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees— B. Compensation—Employment Agreements and Indemnification Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals.

Other Related Party Transactions

As of December 31, 2017, we had amounts due from Tianjin Puxian Education and Technology Limited Partnership, or Tianjin Puxian, which is one shareholder of Puxin Education, of RMB13,000 for miscellaneous expenses paid by Puxin Education on behalf of Tianjin Puxian, respectively. All such outstanding amounts due from Tianjin Puxian were paid off.

As of December 31, 2017, we had amounts due to Mr. Yunlong Sha of RMB3.8 million for miscellaneous operating expenses paid by Mr. Yunlong Sha on behalf of Puxin Education. All such amounts due to Mr. Yunlong Share were paid off.

As of December 31, 2018, we had amounts due to Mr. Yunlong Sha of RMB44.0 million and Ms. Wenjing Song of RMB10.5 million for miscellaneous operating expenses paid by Mr. Yunlong Sha and Ms. Wenjing Song on behalf of Puxin Education.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We do not have any plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

We are a holding company with no material operations of our own. We conduct our operations primarily through our VIE and its subsidiaries in China. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since June 15, 2018 under the symbol “NEW.” Each ADS represents two ordinary shares, par value US$0.00005 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the New York Stock Exchange since June 15, 2018 under the symbol “NEW.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-225047) filed with the Securities and Exchange Commission on May 18, 2018. Our board of directors adopted our Second Amended and Restated Memorandum and Articles of Association by a special resolution on May 17, 2018, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

According to Clause 3 of our Second Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Ordinary Shares

General. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our second amended and restated articles of association provide that dividends may be declared and paid out of the funds legally available. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to our second amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions contained in our second amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law and our second amended and restated articles of association permit us to purchase our own shares. In accordance with our second amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by or abrogated by, inter alia, the creation or allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders, provided that a general meeting of the Company shall be deemed to have been duly convened if it is so agreed:

(i) in the case of an annual general meeting by all the shareholders (or their proxies) entitled to attend and vote thereat; and

(ii) in the case of an extraordinary general meeting by a majority in number of the shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the shares giving that right.

Voting Rights Attaching to the Shares. Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a shareholders’ meeting, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Share of which he or the person represented by proxy is the holder.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital. We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	subdivide our existing shares, or any of them into shares of a smaller amount; or
•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of members is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as an exempted limited duration company; and
•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the completion of the initial public offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our second amended and restated articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—B. Business Overview— Regulation⸻PRC Laws and Regulations Relating to Foreign Exchange.”

E.	Taxation

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of March 31, 2019, all of which are subject to change possibly with retroactive effect. is summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax. There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In addition, SAT Circular 82 issued by SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% tax may be withheld on dividends we pay to our non-PRC enterprise shareholders and may be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs if such dividends or gains are deemed to be from sources within the PRC. Furthermore, non-PRC resident individual holders of our shares or ADSs may be subject to tax of 20% on dividends and any gains if such amounts are deemed to be derived from sources within the PRC. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum or Medicare contribution tax consequences, or differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities that use a mark-to-market method of tax accounting;
•	persons holding ADSs or ordinary shares as part of a straddle, conversion transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;
•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;
•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these reduced tax rates in their particular circumstances.

Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs the depositary’s) receipt of the dividends. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of PRC withholding tax if any. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, any PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain rents and royalties and gains from assets that produce passive income. Cash is a passive asset for purposes of the PFIC rules. Goodwill that is associated with an active income-producing activity of a non-U.S. corporation is generally an active asset unless, for U.S. federal income tax purposes, the non-U.S. corporation is a controlled foreign corporation (“CFC”) that is not publicly traded “for the taxable year.” We were a CFC during a portion of 2018, but were not a CFC for the remainder of 2018.

Because we were both non-publicly traded and a CFC during a portion of 2018, it is not clear whether we can use the value of our assets rather than their tax basis in determining our PFIC status for 2018. We believe it is reasonable to use our assets’ value for this purpose. Assuming this position is respected, and based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2018. However, in light of the uncertainty as to whether the value of our assets (rather than their tax basis) can be taken into account in determining our PFIC status for 2018, and because we had, and continue to have, significant cash balances, it is not clear whether we were a PFIC for 2018.

In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

If we were a PFIC for 2018 or any other taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers as to whether we were a PFIC for 2018 and the availability of a “deemed sale” election that would allow them to eliminate the continuing PFIC status from 2019 under certain circumstances.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the same manner. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where our ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize at the end of each taxable year (i) as ordinary income any excess of the fair market value of the ADSs over their adjusted tax basis, or (ii) as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (except that the preferential tax rates with respect to dividends paid to non-corporate U.S. Holders would not apply). U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares or any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If a U.S. Holder owns ADSs or ordinary shares during any year in which we are (or with respect to any U.S. Holder are treated as) a PFIC, the U.S. Holder generally will be required to file annual reports on Internal Revenue Service (“IRS”) Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules (including in the case that we were a PFIC for 2018).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-225047), as amended, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-225351) to register the ADSs representing our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and expenses are denominated in Renminbi, which is the functional currency of our subsidiaries, our VIE and its subsidiaries in the PRC. Therefore, we have limited exposure to foreign exchange risk for operational activity and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2018 was an increase of 2.1%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following fees to the depositary bank under the terms of the deposit agreement:

Service	Fees

•    To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;
•	expenses for cable, telex and fax transmissions and for delivery of securities;
•

taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit);

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit;
•	fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs; and
•	any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-225047) in relation to our initial public offering of 8,280,000 ADSs representing 16,560,000 ordinary shares, at an initial offering price of US$17.00 per ADS. Our initial public offering closed in June 2018. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on June 14, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$15.9 million, which included US$9.9 million in underwriting discounts and commissions for the initial public offering and approximately US$6.0 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$124.9 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2018, the net proceeds received from our initial public offering were mainly used as follows:

•	approximately US$19.0 million for marketing and brand promotion;
•	approximately US$12.0 million for financing our acquisitions;
•	approximately US$10.5 million for upgrading our information technology systems and promoting online platforms;
•	approximately US$7.3 million for expanding and upgrading learning centers; and
•	approximately US$6.6 million for recruitment and training of teachers and consultants.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for new public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the two years in the period ended December 31, 2017 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weakness and the other control deficiencies, we have implemented, and are continuing to implement, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls over our information systems. As of December 31, 2018, we determined that the above-mentioned material weaknesses had been remediated.

In preparing our consolidated financial statements for the year ended December 31, 2018, we identified certain control deficiencies in our internal control over financial reporting as of December 31, 2018. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting.

ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Ming Hu, an independent director and the chairperson of our audit committee, the qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Ms. Ming Hu satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-225047) filed with the SEC on May 18, 2018 and posted a copy of our code of business conduct and ethics on our website at ir.pxjy.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2017	2018
	RMB	RMB
	（in thousands）
Audit fees(1)	5,782	14,787
Tax fees(2)	100	1,028

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2018.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and tax services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. The significant differences between our corporate governance practices and those followed by U.S. companies under the New York Stock Exchange corporate governance rules are summarized as follows.

•

In reliance upon exemptions for newly public companies under Rule 10A-3(b)(1)(iv) under the Exchange Act, currently two of three members of our audit committee, Ms. Ming Hu and Mr. Kehai Xie, are independent under the independence standards applicable to listed company audit committee members, pursuant to Rule 10A-3 under the Securities Exchange Act and Section 303A of the Corporate Governance Rules of the New York Stock Exchange. We will ensure that the audit committee is composed solely of independent members within one year of our initial public offering.

•

We follow home country practice that permits our board of directors not to have a compensation committee composed solely of independent directors in lieu of complying with Section 303A.05 of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee is currently composed of three members, two of whom are independent directors.

•

We follow home country practice that permits our board of directors not to have a nomination committee composed solely of independent directors in lieu of complying with Section 303A.04 of the Corporate Governance Rules of the New York Stock Exchange. Our nominating and corporate governance committee is currently composed of three members, two of whom are independent directors.

•

We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Section 303A.03 of the Corporate Governance Rules of the New York Stock Exchange.

•

We follow home country practice that permits us not to obtain shareholder approval for adoption of new equity-compensation plans or amendments to our existing equity incentive plan. Our board adopted our 2019 Noble Talent Share Incentive Plan in March 2019. We have followed the home country practice and obtained the board approval but not shareholder approval for adopting the 2019 share incentive plan as described above.

As a result of our use of the “foreign private issuer” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of New York Stock Exchange’s corporate governance requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Puxin Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

2.1

Form of Registrant’s Specimen American Depositary Receipt (included herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on June 1, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-225047) filed publicly with the SEC on June 1, 2018)

2.3

Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-225047) filed publicly with the SEC on June 1, 2018)

4.1

Puxin Limited 2018 Grand Talent Share Incentive Plan (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.2

Puxin Limited 2018 Great Talent Share Incentive Plan (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.5

English translation of Exclusive Management Services and Business Cooperation Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.6

English translation of Exclusive Call Option Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.7

English translation of Equity Pledge Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.8

English translation of Loan Agreement between Ningbo Zhimei and Purong Beijing dated February 5, 2018 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.9

English translation of Loan Agreement between Yunlong Sha and Purong Beijing dated February 5, 2018 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.10

English translations of Powers of Attorney granted by Puxin Education and its shareholders dated February 5, 2018 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.11

English translations of Letters of Consent granted by the spouse of each of Yunlong Sha, Liang Gao, Gang Li and Yun Xiao dated February 5, 2018 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.12

English translations of Letters of Commitment granted by the partners of Ningbo Zhimei and Tianjin Puxian dated February 5, 2018 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

Exhibit Number	Description of Document
4.13

English translation of Amended Exclusive Management Services and Business Cooperation Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 25, 2018 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.14

English translation of Amended Exclusive Call Option Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 25, 2018 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.15

English translation of Amended Equity Pledge Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 25, 2018 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.16

English translations of Powers of Attorney granted by Puxin Education and its shareholders dated February 25, 2018 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.17

English translations of Letters of Consent granted by the spouse of each of Yunlong Sha, Liang Gao, Gang Li and Yun Xiao dated February 25, 2018 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.18

English translations of Letters of Commitment granted by the shareholders of Shanghai Trustbridge and partners of Ningbo Zhimei and Tianjin Puxian dated February 25, 2018 (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

8.1*	Principal Subsidiaries and Affiliated Entities of the Registrant
10.1*	2019 Noble Talent Share Incentive Plan
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

12.1*	Certification by the Group Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Group Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Group Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of Tian Yuan Law Firm regarding certain PRC law matters
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PUXIN LIMITED
By:	/s/ Yunlong Sha
Name:	Yunlong Sha
Title:	Chairman and Chief Executive Officer

Date: April 25, 2019

PUXIN LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Puxin Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Puxin Limited (the “Company”), its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries and schools (collectively the “Group”) as of December 31, 2017 and 2018, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United State dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2019

We have served as the Company’s auditor since 2017.

PUXIN LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	164,684	778,006	113,156
Inventories	10,408	9,659	1,405
Prepaid expenses and other current assets	132,473	128,638	18,710
Amounts due from related parties	113	—	—
Total current assets	307,678	916,303	133,271
Non-current assets
Restricted cash	24,478	40,971	5,959
Property, plant and equipment, net	221,212	248,801	36,187
Intangible assets	243,927	218,978	31,849
Goodwill	1,152,913	1,243,817	180,906
Deferred tax assets	3,012	3,456	503
Rental deposit	55,173	64,693	9,409
TOTAL ASSETS	2,008,393	2,737,019	398,084
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB345,100 and RMB490,696 as of December 31, 2017 and 2018, respectively)	350,446	515,623	74,998
Income tax payable of the consolidated VIE without recourse to the Group	10,022	15,755	2,291
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB906,480 and RMB862,043 as of December 31, 2017 and 2018, respectively)	906,480	876,861	127,534
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,836 and RMB3,199 as of December 31, 2017 and 2018, respectively)	3,836	54,493	7,926
Bank borrowings of the consolidated VIE without recourse to the Group	—	106,600	15,504
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the group of RMB nil and RMB190,000 as of December 31, 2017 and 2018, respectively)	—	361,888	52,634
Total current liabilities	1,270,784	1,931,220	280,887

PUXIN LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	128,890	121,191	17,626
Deferred tax liabilities of the consolidated VIE without recourse to the Group	77,580	71,031	10,331
Franchise deposits of the consolidated VIE without recourse to the Group	3,856	1,763	256
Convertible notes (including convertible notes of the consolidated VIE without recourse to the Group of RMB150,200 and RMB nil as of December 31, 2017 and 2018, respectively)	499,192	—	—
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and 2018, respectively)	162,658	—	—
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and 2018, respectively)	18,218	63,942	9,300
TOTAL LIABILITIES	2,161,178	2,189,147	318,400
Commitments and Contingencies (Note 20)
MEZZANINE EQUITY
Convertible redeemable preferred shares	120,000	—	—
SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (par value of USD0.00005 per share; 100,000,000 and 1,000,000,000 shares authorized, 100,000,000 and 188,627,228 shares issued and 100,000,000 and 165,038,164 shares outstanding as of December 31, 2017 and 2018, respectively)	34	62	9
Additional paid-in capital	391,099	1,944,325	282,790
Statutory reserve	—	4,595	668
Accumulated other comprehensive income	15,718	68,214	9,921
Accumulated deficit	(679,613)	(1,469,303)	(213,701)
Total Puxin Limited shareholders’ (deficit) equity	(272,762)	547,893	79,687
Non-controlling interest	(23)	(21)	(3)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(272,785)	547,872	79,684
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	2,008,393	2,737,019	398,084

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	439,181	1,282,562	2,228,117	324,066
Cost of revenues (including share-based compensation expenses of RMB nil, RMB1,152 and RMB6,420 for the years ended December 31, 2016, 2017 and 2018, respectively)	257,995	794,342	1,242,889	180,771
Gross profit	181,186	488,220	985,228	143,295
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB991, RMB3,058 and RMB28,848 for the years ended December 31, 2016, 2017 and 2018, respectively)	123,370	444,927	848,088	123,349
General and administrative expenses (including share-based compensation expenses of RMB50,272, RMB51,625 and RMB339,689 for the years ended December 31, 2016, 2017 and 2018, respectively)	185,496	362,748	775,883	112,848
Total operating expenses	308,866	807,675	1,623,971	236,197
Operating loss	(127,680)	(319,455)	(638,743)	(92,902)
Interest expense	—	5,556	51,901	7,549
Interest income	464	549	2,826	411
Foreign exchange loss	—	—	7,621	1,108
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	70,336	131,748	19,162
Loss on extinguishment of convertible notes	—	—	900	131
Loss before income taxes	(127,216)	(394,798)	(828,087)	(120,441)
Income tax expenses	388	2,436	5,322	774
Net loss	(127,604)	(397,234)	(833,409)	(121,215)
Less: Net (loss) income attributable to non-controlling interest	(48)	79	2	—
Net loss attributable to ordinary shareholders of Puxin Limited	(127,556)	(397,313)	(833,411)	(121,215)
Net loss per share attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(1.29)	(3.98)	(5.78)	(0.84)
Weighted average shares used in calculating basic and diluted net loss per share	98,670,361	99,705,361	144,157,947	144,157,947

The accompanying notes are an integral part of the consolidated financial statements

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(127,604)	(397,234)	(833,409)	(121,215)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	—	15,718	52,496	7,635
Total comprehensive loss	(127,604)	(381,516)	(780,913)	(113,580)
Less: Comprehensive (loss) income attributable to non- controlling interest	(48)	79	2	—
Total comprehensive loss attributable to Puxin Limited	(127,556)	(381,595)	(780,915)	(113,580)

The accompanying notes are an integral part of the consolidated financial statements

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data)

	Attributable to shareholders of the Company
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Puxin Limited shareholders’ (deficit) equity	Non- controlling interest	Total (deficit) equity
Balance as of January 1, 2016	97,703,180	34	161,201	—	—	(154,744)	6,491	(54)	6,437
Net loss for the year	—	—	—	—	—	(127,556)	(127,556)	(48)	(127,604)
Share-based compensation	—	—	51,263	—	—	—	51,263	—	51,263
Contribution from shareholders	—	—	32,600	—	—	—	32,600	—	32,600
Option exercised	1,468,620	—	—	—	—	—	—	—	—
Balance as of December 31, 2016 in RMB	99,171,800	34	245,064	—	—	(282,300)	(37,202)	(102)	(37,304)
Net loss for the year	—	—	—	—	—	(397,313)	(397,313)	79	(397,234)
Share-based compensation	—	—	55,835	—	—	—	55,835	—	55,835
Contribution from shareholders	—	—	90,200	—	—	—	90,200	—	90,200
Foreign currency translation adjustments	—	—	—	—	15,718	—	15,718	—	15,718
Option exercised	828,200	—	—	—	—	—	—	—	—
Balance as of December 31, 2017 in RMB	100,000,000	34	391,099	—	15,718	(679,613)	(272,762)	(23)	(272,785)
Issuance of ordinary shares	26,827,744	16	720	—	—	—	736	—	736
Issuance of ordinary shares upon initial public offering ("IPO") (net of issuance cost of RMB 38,711)	16,560,000	5	798,825	—	—	—	798,830	—	798,830
Net loss for the year	—	—	—	—	—	(833,411)	(833,411)	2	(833,409)
Provision of statutory reserve	—	—	—	4,595	—	(4,595)	—	—	—
Share-based compensation	—	—	345,503	—	—	—	345,503	—	345,503
Foreign currency translation adjustments	—	—	—	—	52,496	—	52,496	—	52,496
Repurchase of convertible redeemable preferred shares	—	—	(131,088)	—	—	—	(131,088)	—	(131,088)
Conversion of convertible notes	8,067,228	3	438,717	—	—	—	438,720	—	438,720
Conversion of convertible redeemable preferred shares	11,917,880	4	71,084	—	—	—	71,088	—	71,088
Cumulative effect of adopting Topic 606	—	—	—	—	—	48,316	48,316	—	48,316
Restricted shares granted	1,631,200	—	29,454	—	—	—	29,454	—	29,454
Option exercised	34,112	—	11	—	—	—	11	—	11
Balance as of December 31, 2018 in RMB	165,038,164	62	1,944,325	4,595	68,214	(1,469,303)	547,893	(21)	547,872
Balance as of December 31, 2018 in USD	165,038,164	9	282,790	668	9,921	(213,701)	79,687	(3)	79,684

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD (Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(127,604)	(397,234)	(833,409)	(121,215)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Depreciation of property, plant and equipment	3,735	20,545	57,696	8,392
Amortization of intangible assets	10,158	23,644	32,749	4,763
Foreign exchange loss	—	—	7,621	1,108
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	70,336	131,748	19,162
Loss on extinguishment of convertible notes	—	—	900	131
(Gain) loss on disposal of property, plant and equipment	(566)	350	(266)	(39)
Share-based compensation	51,263	55,835	374,957	54,535
Deferred income taxes	(3,147)	(5,822)	(8,943)	(1,301)
Changes in operating assets and liabilities:
Inventories	—	(44)	723	105
Prepaid expenses and other current assets	(9,557)	(32,545)	(48,772)	(7,093)
Amounts due from related parties	(9)	(104)	113	16
Deferred revenue	107,458	200,647	(32,052)	(4,662)
Accrued expenses and other current liabilities	43,705	140,261	(10,267)	(1,491)
Income tax payable	2,925	7,097	5,733	834
Amount due to related parties	3,048	788	230,657	33,548
Franchise deposits	—	(3,488)	(2,093)	(304)
Net cash generated from (used in) operating activities	81,409	80,266	(92,905)	(13,511)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(68,166)	(564,998)	(73,208)	(10,648)
Purchase of property, plant and equipment	(21,093)	(64,706)	(83,709)	(12,175)
Net cash used in investing activities	(89,259)	(629,704)	(156,917)	(22,823)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from IPO (net of IPO expenses)	—	—	799,208	116,240
Proceeds from issuance of convertible redeemable preferred shares	70,000	—	—	—
Proceeds from convertible notes	—	461,206	—	—
Proceeds from promissory notes	—	168,180	50,000	7,272
Repurchase of convertible redeemable preferred shares	—	—	(180,000)	(26,180)
Loans from third parties	—	—	139,500	20,289
Repayments to third parties	—	—	(83,802)	(12,188)
Borrowings from banks	—	—	110,873	16,126
Repayments of bank borrowings	—	—	(4,273)	(622)
Net cash generated from financing activities	70,000	629,386	831,506	120,937
Effect of exchange rate changes	—	3,696	48,131	7,000
Net increase in cash and cash equivalents, and restricted cash	62,150	83,644	629,815	91,603
Cash and cash equivalents, and restricted cash at beginning of the year	43,368	105,518	189,162	27,512
Cash and cash equivalents, and restricted cash at end of the year	105,518	189,162	818,977	119,115
Supplemental schedule of cash flow information
Income taxes paid	610	1,161	8,532	1,241
Interest paid	—	2,998	55,098	8,014
Acquisition consideration payable	93,585	68,199	48,128	7,000
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	100,109	164,684	778,006	113,156
Restricted cash	5,409	24,478	40,971	5,959
Total cash, cash equivalents, and restricted cash	105,518	189,162	818,977	119,115

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Puxin Limited (the “Company”) was incorporated under the laws of the Cayman Islands on March 17, 2017. The Company, its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries and schools (collectively the “Group”) are primarily engaged in providing K-12 tutoring services and study abroad tutoring services in the People’s Republic of China (“PRC”).

History

Puxin Education Technology Group Co., Ltd. (“Puxin Education” or the “VIE”) was founded in September 2014, as a limited liability company in the PRC, by Mr. Yunlong Sha, Chief Executive Officer (“CEO”) of the Company. Puxin Education, its subsidiaries and schools are primarily engaged in providing K-12 tutoring services and study abroad tutoring services in the PRC.

Puxin Limited was set up to facilitate the Group’s future overseas offering and Puxin Education’s acquisition of Beijing Global Education & Technology Co., Ltd. (“Beijing GEDU”). Immediately after the acquisition of Beijing GEDU, the operating entity of Beijing GEDU became a subsidiary of Puxin Education. In essence, Puxin Limited was a variable interest entity whereas Puxin Education was the primary beneficiary and through which, Puxin Education acquired Beijing GEDU. Accordingly, Puxin Limited was a part of the consolidated Group where Puxin Education was the holding entity.

In contemplating an IPO overseas, in February 2018, the Group undertook a reorganization which includes:

The holder of the equity interest with preferential feature of Puxin Education sold 5% of its holding to Mr. Yunlong Sha and transferred 3.6335% of the holding to a related party of the holder. Puxin Limited then issued an aggregate 52,082,120 ordinary shares to ordinary shareholders and an aggregate 11,917,880 of preferred Series A shares to preferred shareholders. In addition, preferential rights held by investors of Puxin Education were cancelled (“Recapitalization”). Consequently, Puxin Limited became the ultimate holding for the Group.

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, Puxin Limited, through Prepshine Holdings Co., Limited (“Prepshine HK”) and its PRC subsidiary, Purong (Beijing) Information Technology Co., Ltd. (“Purong Information” or “WFOE”), entered into a series of contractual arrangements with Puxin Education and its subsidiaries and schools (collectively, the “VIEs”), and the shareholders of Puxin Education. The series of contractual agreements include Exclusive Management Services and Business Cooperation Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment. The Group believes that these contractual arrangements would enable Puxin Limited to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, Puxin Limited is considered the primary beneficiary of the VIEs.

The reorganization involves steps and entities all within the same consolidated group, and as a result, the accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The share and per share data relating to the ordinary shares issued by the Company are presented as if the reorganization occurred at the beginning of the first period presented.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

History-continued

The Company’s subsidiaries, VIE and VIE’s significant subsidiaries and schools as of December 31, 2018 were as follows: (1)

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Prepshine HK	April 13, 2017	Hong Kong	100%	Holding company
Purong Information	January 8, 2018	PRC	100%	Holding company
Beijing GEDU	August 16, 2017	PRC	100%	Education services
Variable interest entity:
Puxin Education	September 28, 2014	PRC	100%	Education services
VIE’s significant subsidiaries and schools :
Beijing Shangxin Education Technology Co., Ltd. (“Beijing Shangxin”)	September 28, 2014	PRC	100%	Education services
Beijing Meikaida Education Technology Co., Ltd. (“Beijing Meikaida”)	June 18, 2015	PRC	100%	Education services
Beijing Meitong Education Consulting Co., Ltd. (“Beijing Meitong”)	July 22, 2015	PRC	100%	Education services
Yunnan Pude Education Information Consulting Co., Ltd. (“Yunnan Pude”)	January 4, 2016	PRC	100%	Education services
Taiyuan Puxin Culture and Arts Co., Ltd. (“Taiyuan Puxin Arts”)	April 30, 2015	PRC	100%	Education services
Taiyuan Fubusi Education School (“Taiyuan Fubusi”)	April 30, 2015	PRC	100%	Education services
Taiyuan Puxin Culture Communication Co., Ltd. (“Taiyuan Puxin Communication”)	June 30, 2015	PRC	100%	Education services
Taiyuan Mercan School (“Taiyuan Mercan”)	June 30, 2015	PRC	100%	Education services
Tianjin Xinsiyuan Culture Communication Co., Ltd. (“Tianjin Xinsiyuan”)	June 30, 2015	PRC	100%	Education services
Tianjin Shengjia Training Center (“Tianjin Shengjia”)	June 30, 2015	PRC	100%	Education services

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

History-continued

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Guizhou Puxintian Education Technology Co., Ltd. (“Guizhou Puxintian”)	November 22, 2015	PRC	100%	Education services
Qingzhen Tiantian English Training School (“Qingzhen Tiantian”)	November 22, 2015	PRC	100%	Education services
Baiyun District Tiantian English School (“Baiyun Tiantian”)	November 22, 2015	PRC	100%	Education services
Guiyang Wudang Tiantian English School (“Wudang Tiantian”)	November 22, 2015	PRC	100%	Education services
Guiyang Huaxi Tiantian Training School (“Huaxi Tiantian”)	November 22, 2015	PRC	100%	Education services
Guiyang Yunyan Tiantian Education Training School (“Yunyan Tiantian”)	November 22, 2015	PRC	100%	Education services
Nanjing Diyu Investment Management Co., Ltd (“Nanjing Diyu”)	January 18, 2016	PRC	100%	Education services
Nanjing Innovation School (“Nanjing Innovation”)	January 18, 2016	PRC	100%	Education services
Shanghai Pukuan Education Technology Co., Ltd. (“Shanghai Pukuan”)	May 5, 2016	PRC	100%	Education services
Shanghai Xinkebiao Education Training Center (“Shanghai Xinkebiao”)	May 5, 2016	PRC	100%	Education services
Beijing Hope Education Consulting Co., Ltd. (“Beijing Hope”)	June 21, 2016	PRC	100%	Education services
ZMN International Education Consulting (Beijing) Co., Ltd. (“ZMN Education”)	July 31, 2017	PRC	100%	Education services
Shanghai Global Career Education & Technology Holdings Limited (“Shanghai GEDU”)	August 16, 2017	PRC	100%	Education services
Shandong Zengyu Trading Co., Ltd. (“Shandong Zengyu”)	November 1, 2018	PRC	100%	Education services
Jinan Tiancai Education School (“Jinan Tiancai”)	November 1, 2018	PRC	100%	Education services

(1)

The net revenues generated from these subsidiaries and schools accounts for RMB256,055, RMB690,608 and RMB1,443,786 of the Group’s total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. The English names are for identification purpose only.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements

Puxin Limited, through Prepshine HK and its PRC subsidiary, Purong Information, entered into a series of contractual arrangements, on February 5, and as amended on February 25, 2018, with Puxin Education and its subsidiaries and schools, and the shareholders of Puxin Education.

(i)	Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among Purong Information, the VIE and the shareholders of VIE, Purong Information has the exclusive right to provide or designate any third party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to the VIE and its subsidiaries. In exchange, the VIE and its subsidiaries pay service fees to Purong Information in an amount at Purong Information’s discretion. Without the prior written consent of Purong Information, the VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third party. Purong Information owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by Purong Information with a written notice. Unless otherwise required by applicable PRC laws, the VIE and its shareholders do not have any right to terminate the exclusive service agreement.

Equity Pledge Agreement

Under the equity interest pledge agreement among Purong Information, the VIE and its shareholders, the VIE’s shareholders pledged all of their equity of the VIE to Purong Information as security for performance of the obligations of the VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the loan agreement. If any of the specified events of default occurs, Purong Information may exercise the right to enforce the pledge immediately. Purong Information may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. The equity pledge agreement is binding on the VIE’s shareholders and their successors. The equity pledge agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the loan agreement.

(ii)	Agreements that provide the Company effective control over Puxin Education:

Exclusive Call Option Agreement

Under the exclusive call option agreement among Purong Information, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted Purong Information a right to purchase, or designate a third party to purchase, all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at Purong Information’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to Puxin Education, Purong Information or a designated third party of Purong Information. Without Purong Information’s prior written consent, the VIE and its shareholders shall not enter into any major contract or transfer any equity of the VIE. Without Purong Information’s prior written consent, the VIE and its shareholders shall not sell, transfer, license or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100. The VIE shall not be dissolved or liquidated without the written consent by Purong Information. This agreement shall remain in effect upon expiry or early termination of this agreement.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements-continued

Powers of Attorney

Pursuant to the powers of attorney executed by the VIE and the VIE’s shareholders, each of them irrevocably authorized Purong Information to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest and sponsor interest held by each of them in the VIE or its subsidiaries, including but not limited to proposing to convene or attend shareholder meetings, board meetings or council meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders or sponsors (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity or the sponsor interest held in part or in whole).

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of the VIE, the signing spouses confirm and agree to the execution of the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the equity pledge agreement described above by the applicable shareholders. They further undertake not to hinder the disposal of the equity and not to make any assertions in connection with the equity of the VIE held by the applicable shareholders, and confirm that the applicable shareholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity of the VIE held by the applicable shareholders for any reasons, he/she would be bound by the transaction documents described above.

Letters of Commitment

Pursuant to the letters of commitment executed by the shareholders of Shanghai Trustbridge Investment Management Co., Ltd. (“Shanghai Trustbridge”) and the partners of Tianjin Puxian Education Technology LLP (“Puxian”) and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership (“Ningbo Zhimei”), which are the shareholders of the VIE, all the shareholders of Shanghai Trustbridge and all the partners of Puxian and Ningbo Zhimei irrecoverably promise that they will not pledge, sell or dispose of the equity interest or the partnership interest in Shanghai Trustbridge, Puxian or Ningbo Zhimei held by them, respectively, grant a security interest or a priority right in such equity interest or partnership interest to any third party or enter into any transactions with the same economic results that may affect the priority of the equity pledge and the stable implementation of structural contracts, including the exclusive call option agreement, the exclusive management service and business cooperation agreement, the equity pledge agreement, the powers of attorney and the loan agreement.

(iii)	Risks in relation to VIE structure

The Company believes that the contractual arrangements with Puxin Education and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

Puxin Education and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Puxin Education, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-continued

The VIE arrangements-continued

•

Puxin Education and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate Puxin Education and its subsidiaries and schools in the consolidated financial statements as the Group may lose the ability to exert effective control over Puxin Education and its shareholders, and the Group may lose the ability to receive economic benefits from Puxin Education.

The Group’s business has been directly operated by the VIE and its subsidiaries and schools. As of December 31, 2017 and 2018, the VIE and its subsidiaries and schools accounted for an aggregate of 99.6% and 59.4%, respectively, of the Group’s consolidated total assets, and 75.2% and 85.1% respectively of the Group’s consolidated total liabilities.

The following financial information of the VIE and VIE’s subsidiaries and schools after the elimination of inter-company transactions and balances as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 was included in the accompanying consolidated financial statements:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	160,274	232,608
Prepaid expenses and other current assets	128,928	121,145
Total current assets	299,723	363,412
Total assets	2,000,437	1,627,032
Total current liabilities	1,265,438	1,668,293
Total liabilities	1,625,964	1,862,278

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	439,181	1,282,562	2,219,638
Net loss	(127,604)	(331,621)	(254,754)
Net cash generated from (used in) operating activities	81,409	80,266	(81,041)
Net cash used in investing activities	(89,259)	(141,025)	(156,917)
Net cash generated from financing activities	70,000	140,000	20,505

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, useful lives of property, plant and equipment and intangible assets, impairment assessment of long-lived assets and goodwill, valuation of share-based compensation and payments, purchase price allocation for business acquisition and valuation of ordinary shares, convertible notes, derivative liabilities and warrants. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group. All intercompany balances and transactions have been eliminated.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, amounts due from related parties, other receivables, other payables, amounts due to related parties and short-term bank borrowings are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, amounts due from/to related parties, other receivables, other payables, short-term bank borrowings, convertible notes, promissory notes, derivative liabilities and warrants.

Convertible notes

Convertible notes for which the fair value option are elected are carried at fair value, with changes in fair value recognized in earnings.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in (deficit) equity and cash flows from RMB into USD as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2018, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Restricted cash

Restricted cash represents cash deposits in restricted bank accounts, required by local regulations, for operating schools. The deposits in restricted bank accounts cannot be withdrawn until these schools are closed. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

Inventories

Inventories, mainly consisting of textbooks, are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	37 years
Electronic equipment	3 years
Motor vehicles	5 years
Furniture and education equipment	5 years
Leasehold improvement	Shorter of lease term or estimated economic life

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Property, plant and equipment, net-continued

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statement of operations.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, the Group may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, the Group considers the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the result of annual goodwill impairment assessment, no impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

Acquired intangible assets other than goodwill consist of student base, definite trademark, relationship with partnership school and franchise agreements, which are carried at cost, less accumulated amortization and impairment. The amortization periods are as follows:

Student Base	2.2 - 7 years
Trademark	5.4 years & Indefinite
Relationship with partnership school	6.4 years
Franchise agreement	3.4 years

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Goodwill and intangible assets-continued

The Group has determined that certain trademarks do not have determinable useful lives. Consequently, the carrying amount of trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amount and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment loss was recorded during the years ended December 31, 2016, 2017, and 2018.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2016, 2017 and 2018.

Revenue recognition

Adoption of Accounting Standard Codification (“ASC”), “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09).

On January 1, 2018, the Group adopted Topic 606 applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group recorded a net reduction to opening accumulated deficit of RMB48,316 as of January 1, 2018 due to the cumulative impact of adopting Topic 606. The impacts to revenue for the year ended December 31, 2018 were an increase of RMB7,064 as a result of adopting Topic 606.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services.

The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of discounts, value added tax and surcharges.

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Services:
K-12 tutoring services - group class	298,733	611,268	817,843
K-12 tutoring services - personalized	71,979	272,880	364,554
Study-abroad test preparation services	59,145	334,288	860,687
Study-abroad consulting services	9,324	64,126	185,033
Total net revenues	439,181	1,282,562	2,228,117

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Revenue recognition-continued

The following is a description of principal activities from which the Group generates revenue and related revenue recognition policies.

(i)	K-12 tutoring services

The Group offers various types of after-school tutoring services to help students improve their academic performance and qualify for their desired schools and universities. The after-school tutoring services primarily consist of after-school group class courses and personalized tutoring courses. The K-12 tutoring services are accounted for as a single performance obligation. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Deferred revenue is recognized proportionately as the tutoring sessions are delivered. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. For some K-12 courses, the Group also offers refunds for any remaining classes to students who withdraw from the course. The refund is equal to the amount related to the undelivered class. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

(ii)	Study abroad tutoring services
•	Study-abroad test preparation services

The Group offers study abroad test preparation services to help students prepare for admission tests for high schools, universities and graduate programs in other countries. Tutoring fees are collected in advance and are initially recorded as deferred revenue which is recognized proportionately as the tutoring sessions are delivered. Students are entitled to certain trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period. The study-abroad test preparation services are accounted for as a single performance obligation.

•	Study-abroad consulting services

The Group offers study abroad consulting services to provide quality advisory guidance for students who intend to study abroad. The Group charges each student an up-front prepaid fee based on the scope of consulting services requested by the student. Portion of the prepaid services fee are refundable if the student does not successfully gain admission, which are accounted for as variable consideration under Topic 606. The study-abroad consulting services are accounted for as a single performance obligation. The Group estimates the variable consideration to be earned and recognizes revenue over the service period.

Remaining performance obligations represents the transaction price of contracts for which service has not been performed under study-abroad consulting services. As of December 31, 2018, the aggregate amount of the transaction price related to the remaining performance obligations was RMB188,357. The Group estimates that revenue RMB129,473 and RMB44,596 on the remaining performance obligations to be recognized over the next 12 and 24 months, respectively, with the remainder, at RMB14,288 , recognized thereafter.

The contract liability consists of deferred revenue and refund liability.

Arrangements with multiple performance obligations

The Group’s contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Revenue recognition-continued

Impact of new revenue guidance on financial statement line items

The following tables presented the impact of adoption of ASC 606 on the consolidated balance sheet and statement of operations as of and for the year ended December 31, 2018:

	For the year ended December 31, 2018,
	As Reported	Balances without adoption of ASC 606	Effect of Change Higher/(Lower)
	RMB	RMB	RMB
Net revenues	2,228,117	2,221,053	7,064
Cost of revenues	1,242,889	1,242,889	—
Gross profit	985,228	978,164	7,064
Operating expenses:
Selling expenses	848,088	848,088	—
General and administrative expenses	775,883	775,883	—
Total operating expenses	1,623,971	1,623,971	—
Operating loss	(638,743)	(645,807)	7,064
Interest expense	51,901	51,901	—
Interest income	2,826	2,826	—
Foreign exchange loss	7,621	7,621	—
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	131,748	131,748	—
Loss on extinguishment of convertible notes	900	900	—
Loss before income taxes	(828,087)	(835,151)	7,064
Net loss	(833,409)	(840,473)	7,064
Net loss attributable to equity shareholders of Puxin Limited	(833,411)	(840,475)	7,064
Net loss per share attributable to equity shareholders of Puxin Limited
Basic and diluted	(5.78)	(5.83)	0.05

	As of December 31, 2018,
	As Reported	Balances without adoption of ASC 606	Effect of Change Higher/(Lower)
	RMB	RMB	RMB
Total assets	2,737,019	2,737,019	—
Total liabilities	2,189,147	2,244,527	(55,380)
Accrued expenses and other current liabilities - refund liabilities	92,960	—	92,960
Deferred revenue, non-current portion	121,191	243,683	(122,492)
Deferred revenue, current portion	876,861	902,709	(25,848)
Total shareholders’ equity	547,872	492,492	55,380
Accumulated deficit	(1,469,303)	(1,524,683)	55,380

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Revenue recognition-continued

Practical expedients and exemptions

The Group incurs sales commissions primarily for K-12 tutoring services and study-abroad test preparation services which are expensed when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

Deferred revenue

Deferred revenue primarily consists of tuition fees and consulting service fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program were phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of business tax. Starting from May 1, 2016, the Pilot Program was promoted nationwide in a comprehensive manner in the PRC. With the implementation of the Pilot Program, the Group’s certain subsidiaries and schools are subject to VAT at the rate of 3%, as small scale VAT payer, and the remaining subsidiaries and schools are subject to VAT at the rate of 6%, as general VAT payer, which were all previously subject to business tax. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other current liabilities in the Group’s consolidated financial statements.

Since May 2016, in accordance with Cai Shui [2016] No. 68, the nonacademic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Therefore, the Group’s nonacademic educational programs and services in short-term training schools which were previously subject to business tax are now subject to VAT.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the shorter of the lease term or estimated economic life of the leased property.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Share-based compensation

The Group measures the cost of employee share options based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, the Group recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

Net loss per share

Net loss per share, basic and diluted, is computed on the basis of the net loss for the period divided by the weighted average number of common shares outstanding during the period. Diluted net loss per share is based upon the weighted average number of common shares and of common share equivalents outstanding when dilutive. Common share equivalents include: (i) outstanding stock options under the Company’s share incentive plan which are included under the treasury share method when dilutive, (ii) common shares to be issued under the assumed conversion of the Company’s outstanding convertible notes, which are included under the if-converted method when dilutive, and (iii) convertible redeemable participating preferred shares, which are included under the if-converted method when dilutive.

The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

The computation of diluted net loss per share for the years ended December 31, 2016, 2017 and 2018 does not include common share equivalents, since such inclusion would be anti-dilutive.

Contingency

The Group is subject to lawsuits, investigations and other claims related to the operation of its schools. The Group is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB184,752 and RMB279,162 as of December 31, 2017 and 2018, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and prepayment and other current assets. As of December 31, 2017 and 2018, substantially all of the Group's cash and cash equivalents were deposited in financial institutions located in the PRC.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02” or “Topic 842”), which amends, among other things, the existing guidance by requiring lessees to recognize lease right-of-use assets (“ROU assets”) and liabilities (for lease payments) arising from operating leases on the balance sheet. For leases with a term of twelve months or less, ASU 2016-02 permits an entity to make an accounting policy election to not recognize a ROU asset nor lease liability, but rather to recognize such leases as lease expense, generally on a straight-line basis over the lease term. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which clarified various aspects of the guidance under ASU 2016-02. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Originally, entities were required to adopt ASU 2016-02 using a modified retrospective approach, which required prior periods to be presented under Topic 842. However, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which allows entities the option of recognizing the cumulative effect of applying Topic 842 as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance.

The Group has implemented a new lease management system that will facilitate the adoption of this standard and enable the Group to fulfill its requirements for both reporting and disclosure purposes, and the Group has reviewed and implemented the necessary changes to its existing policies, processes and controls to achieve appropriate compliance. The Group will adopt Topic 842 in the first quarter of 2019 using the modified retrospective transition approach allowed under ASU 2018-11, and will recognize any cumulative effect of applying the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019. The Group will elect the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases. The Group has evaluated the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheets for the operating leases and will have an insignificant impact on the consolidated statements of operations.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Group on January 1, 2020. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Newly adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09). ASU 2014-09 superseded existing revenue recognition standards with a single model unless those contracts are within the scope of other standards (e.g., an insurance entity’s insurance contracts). The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group adopted Topic 606 on January 1, 2018, as allowed, using the modified retrospective transition method. The Group recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of accumulated deficit at the beginning of 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the period presented.

See Note 2 - Revenue recognition, for additional accounting policy and transition disclosures.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosure are required at transition. The Group adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2018.

In May 2017, FASB issued a new pronouncement, ASU 2017-09, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The new accounting guidance is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Group adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2018.

3.	BUSINESS ACQUISITION

Acquisition of Shanghai Pukuan

On May 5, 2016, the Group acquired 100% equity interests in Shanghai Pukuan. The total consideration for the acquisition of Shanghai Pukuan amounted to RMB20,200 which included RMB19,600 in cash and the rest was in the form of warrant. The warrant was issued by the major shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Shanghai Pukuan operates K-12 tutoring services in the PRC. The acquisition of Shanghai Pukuan’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Shanghai Pukuan-continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Amortization period
	RMB
Cash and cash equivalents	2,887
Prepaid expenses and other current assets	17,121
Restricted cash	1,120
Accrued expenses and other current liabilities	(2,568)
Deferred revenue	(19,807)
Intangible assets-student base	4,700	6.7 years
Deferred tax liabilities	(1,175)
Goodwill	17,922
Total	20,200

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

Acquisition of Luoyang Pucai Education Technology Co., Ltd. (“Luoyang Pucai”)

On July 31, 2016, the Group acquired 100% equity interests in Luoyang Pucai. The total consideration for the acquisition of Luoyang Pucai amounted to RMB27,900 which included RMB20,500 in cash and the rest was in the form of warrant. The warrant was issued by the major shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Luoyang Pucai operates K-12 tutoring services in the PRC. The acquisition of Luoyang Pucai’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Luoyang Pucai Education Technology Co., Ltd. (“Luoyang Pucai”) -continued

This transaction was considered a business acquisition and recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	2,494
Prepaid expenses and other current assets	8,113
Property, plant and equipment, net	42	3-5 years
Accrued expenses and other current liabilities	(640)
Deferred revenue	(10,105)
Intangible assets-student base	2,800	4.4 years
Deferred tax liabilities	(700)
Goodwill	25,896
Total	27,900

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

Acquisition of Xi’an Shanghe Culture Development Co., Ltd. (“Xi’an Shanghe”)

On November 15, 2016, the Group acquired 100% equity interests in Xi’an Shanghe. The total consideration for the acquisition of Xi’an Shanghe amounted to RMB27,800 which included RMB25,200 in cash and the rest was in the form of warrant. The warrant was issued by the major shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Xi’an Shanghe operates K-12 tutoring services in the PRC. The acquisition of Xi’an Shanghe’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Xi’an Shanghe Culture Development Co., Ltd. (“Xi’an Shanghe”) -continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	3,998
Prepaid expenses and other current assets	5,874
Restricted cash	20
Property, plant and equipment, net	187	3-5 years
Accrued expenses and other current liabilities	(3,164)
Deferred revenue	(8,272)
Intangible assets-student base	3,000	3.1 years
Deferred tax liabilities	(750)
Goodwill	26,907
Total	27,800

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Acquisition of Dalian Pude Education Consulting Co., Ltd. (“Dalian Pude”)

On November 28, 2016, the Group acquired 100% equity interests in Dalian Pude. The total consideration for the acquisition of Dalian Pude amounted to RMB51,700 which included RMB47,000 in cash and the rest was in the form of warrant. The warrant was issued by the major shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Dalian Pude operates K-12 tutoring services in the PRC. The acquisition of Dalian Pude’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Dalian Pude Education Consulting Co., Ltd. (“Dalian Pude”) -continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	1,475
Prepaid expenses and other current assets	28,060
Property, plant and equipment, net	20	3-5 years
Accrued expenses and other current liabilities	(8,848)
Deferred revenue	(20,659)
Intangible assets-student base	9,200	4.1 years
Deferred tax liabilities	(2,300)
Goodwill	44,752
Total	51,700

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Acquisition of Luzhou Puxin Culture Communication Co., Ltd. (“Luzhou Puxin”)

On December 31, 2016, the Group acquired 100% equity interests in Luzhou Puxin. The total consideration for the acquisition of Luzhou Puxin amounted to RMB18,700 which included RMB14,300 in cash and the rest was in the form of warrant. The warrant was issued by the major shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Luzhou Puxin operates K-12 tutoring services in the PRC. The acquisition of Luzhou Puxin’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Luzhou Puxin Culture Communication Co., Ltd. (“Luzhou Puxin”) -continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	165
Prepaid expenses and other current assets	3,372
Property, plant and equipment, net	155	3-5 years
Accrued expenses and other current liabilities	(73)
Deferred revenue	(3,464)
Intangible assets-student base	5,300	4 years
Deferred tax liabilities	(1,325)
Goodwill	14,570
Total	18,700

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Other acquisitions in 2016

In 2016, the Group acquired 100% equity interests in Jinan Qifa Education Consulting Co., Ltd, Nanjing Diyu, Shaoxing Puxin Education Consulting Co., Ltd, Ningbo Puxin Education Technology Co., Ltd, Chengdu Qidi Wanjuan Education Consulting Co., Ltd, Nanjing Dreams & Stars Information Consulting Co., Ltd, Shenzhen Davis Information Consulting Co., Ltd, Beijing Hope, Beijing Quakers Education Consulting Co., Ltd and Shenyang Being Modern Foreign Language School and acquired certain tutoring businesses from third parties (collectively “Other 2016 Acquirees”). The total consideration for the acquisitions of Other 2016 Acquirees amounted to RMB97,377 which included RMB84,677 in cash and the rest was in the form of warrant. The warrant was issued by the major shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

These acquired entities are in the operation of K-12 tutoring services and study abroad tutoring services in the PRC. The acquisitions of Other 2016 Acquirees’ training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Other acquisitions in 2016-continued

These transactions were considered business acquisitions and therefore were recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisitions. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	5,280
Prepaid expenses and other current assets	36,412
Restricted cash	100
Property, plant and equipment, net	1,193	3-5 years
Accrued expenses and other current liabilities	(4,880)
Deferred revenue	(42,910)
Intangible assets-student base	14,300	2.5-7 years
Deferred tax liabilities	(3,575)
Goodwill	91,457
Total	97,377

The tangible and intangible assets valuation for the acquisitions disclosed above were based on valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions.

Acquisition of ZMN Education

On July 31, 2017, the Group acquired 100% equity interests in ZMN Education. The total consideration for the acquisition of ZMN Education amounted to RMB135,850 which included RMB65,250 in cash and the rest was in the form of warrant. The warrant issued to the sellers which entitle them to purchase the ordinary shares of Long faith Limited, a shareholder of the Company, was recorded at fair value on acquisition date and accounted for as capital contribution to the Company by the Company’s shareholder.

ZMN Education operates study abroad tutoring services in the PRC. The acquisition of ZMN Education’s service centers, with its well-known brand and strong teaching team, would further enhance the Group’s ability to provide high quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of ZMN Education-continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	21,407
Prepaid expenses and other current assets	13,266
Restricted cash	1,008
Property, plant and equipment, net	9,723	3-5 years
Rental deposits	7,285
Deferred revenue	(208,345)
Account payables	(564)
Accrued expenses and other current liabilities	(32,857)
Loans from third parties	(23,802)
Intangible assets-trademark	32,400	5.4 years
Deferred tax liabilities	(8,100)
Goodwill	324,429
Total	135,850

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Acquisition of Beijing GEDU

On August 16, 2017, the Group acquired 100% equity interest in Beijing GEDU for cash consideration of USD72,300 (equivalent to RMB483,687).

Beijing GEDU operates study abroad tutoring services in the PRC. The acquisition of Beijing GEDU’s training centers, with its well-known brand and strong teaching team, would further enhance the Group’s ability to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Beijing GEDU-continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	89,437
Inventories	6,620
Prepaid expenses and other current assets	117,333
Restricted cash	14,332
Property, plant and equipment, net	132,844	2-37 years
Deferred tax assets	2,547
Rental deposits	18,381
Accounts payable	(6,197)
Accrued expenses and other current liabilities	(79,167)
Income tax payable	(2,505)
Deferred revenue	(221,484)
Franchise deposits	(7,344)
Intangible assets-trademark	140,000	Indefinite
Intangible assets-relationship with partnership school	5,300	6.4 years
Intangible assets-franchise agreement	4,400	3.4 years
Deferred tax liabilities	(54,164)
Goodwill	323,354
Total	483,687

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Other acquisitions in 2017

In 2017, the Group acquired 100% equity interest in (i) a group of schools wholly owned by Chongqing Shunbo Technology Co., Ltd., (ii) Shenyang Pude Education Technology Co., Ltd., (iii) a school wholly owned by Mr. Bowen Zhang, (iv) Yancheng Tiantianxiangshang Education Training Co., Ltd., (v) Fuzhou Pude Education Technology Co., Ltd., (vi) a group of schools wholly owned by Hangzhou Shoumu Education Technology Co., Ltd., and acquired certain tutoring businesses from third parties (collectively “Other 2017 Acquirees”). The total consideration for the acquisitions of Other 2017 Acquirees amounted to RMB174,770 which included RMB155,170 in cash and the rest was in the form of warrant. The warrant was issued by the major shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

These acquired entities are in the operation of K-12 tutoring services and study abroad tutoring services in the PRC. The acquisitions of Other 2017 Acquirees’ training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Other acquisitions in 2017-continued

These transactions were considered business acquisitions and therefore were recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisitions. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	15,824
Inventories	256
Prepaid expenses and other current assets	13,221
Amounts due from related parties	63,194
Property, plant and equipment, net	1,377	3-5 years
Accrued expenses and other current liabilities	(12,388)
Deferred revenue	(85,197)
Intangible assets-student base	27,100	3.5-5.9 years
Deferred tax liabilities	(6,775)
Goodwill	158,158
Total	174,770

The tangible and intangible assets valuation for the acquisitions disclosed above were based on valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions.

Acquisition of Shandong Zengyu

On November 1, 2018, the Group acquired 100% equity interests in Shandong Zengyu. The total consideration for the acquisition of Shandong Zengyu amounted to RMB77,000 in cash.

Shandong Zengyu operates K-12 tutoring services in the PRC. The acquisition of Shandong Zengyu’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Shandong Zengyu-continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Amortization period
	RMB
Prepaid expenses and other current assets	37,169
Property, plant and equipment, net	1,241	3-5 years
Rental deposits	290
Accrued expenses and other current liabilities	(2,219)
Deferred revenue	(35,534)
Intangible assets-student base	6,700	2.2 years
Deferred tax liabilities	(1,675)
Goodwill	71,028
Total	77,000

The tangible and intangible assets valuation for the acquisition disclosed above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

Other acquisitions in 2018

In 2018, the Group acquired 100% equity interest in Jinan Lixia Wise Tutoring School Ltd and acquired tutoring business from third parties (collectively “Other 2018 Acquirees”). The total consideration for the acquisitions of Other 2018 Acquirees amounted to RMB19,986 which included RMB19,266 in cash and the rest was in the form of warrant. The warrant was issued by Long belief Limited, a shareholder of the Company, to purchase 49,348 ordinary shares of the Company. Long belief Limited is a shareholding platform for acquisitions. Refer to Note 16. The warrant was recorded at fair value and accounted for as shares consideration of the acquisition paid by the Company itself.

These acquired entities are in the operation of K-12 tutoring services and study abroad tutoring services in the PRC. The acquisitions of Other 2018 Acquirees’ training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Other acquisitions in 2018-continued

These transactions were considered business acquisitions and therefore were recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisitions. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	54
Prepaid expenses and other current assets	8,504
Restricted cash	200
Accrued expenses and other current liabilities	(769)
Deferred revenue	(8,704)
Intangible assets-student base	1,100	3.5 years
Deferred tax liabilities	(275)
Goodwill	19,876
Total	19,986

The tangible and intangible assets valuation for the acquisitions disclosed above were based on valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions.

The following information summarizes the results of operations attributable to the acquisitions included in the Group’s consolidated statement of operations since the acquisition date:

	For the year ended December 31, 2016
	Shanghai Pukuan	Luoyang Pucai	Xi’an Shanghe	Dalian Pude	Luzhou Puxin	Others
	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues	24,430	12,420	4,139	4,089	—	94,313
Net income (loss)	(1,610)	(604)	319	(1,154)	—	(17,277)

	For the year ended December 31, 2017
	ZMN Education	Beijing GEDU	Others
	RMB	RMB	RMB
Net revenues	39,867	197,853	114,601
Net (loss)	(59,169)	(74,370)	(13,096)

	For the year ended December 31, 2018
	Shandong Zengyu	Others
	RMB	RMB
Net revenues	8,074	4,495
Net (loss)	(1,362)	(27)

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations of the Group for the year ended December 31, 2016 assuming that the acquisition of Shanghai Pukuan, Luoyang Pucai, Xi'an Shanghe, Dalian Pude, Luzhou Puxin and Other 2016 Acquirees which were completed in 2016 occurred as of January 1, 2016. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

For the year ended December 31,
2016
RMB
Unaudited
pro forma net revenues	640,094
pro forma net (loss)	(137,567)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2016 and 2017 assuming that the acquisition of ZMN Education, Beijing GEDU and Other 2017 Acquirees which were completed in 2017 occurred as of January 1, 2016. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2016	2017
	RMB	RMB
	Unaudited	Unaudited
pro forma net revenues	1,318,811	1,882,032
pro forma net (loss)	(281,853)	(511,354)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2017 and 2018 assuming that the acquisition of Shandong Zengyu and Other 2018 Acquirees which were completed in 2018 occurred as of January 1, 2017. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2017	2018
	RMB	RMB
	Unaudited	Unaudited
pro forma net revenues	1,392,146	2,317,937
pro forma net (loss)	(389,366)	(824,909)

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Prepaid rental expenses	71,324	63,134
Prepaid other service fees	45,478	45,415
Staff advances	8,811	11,125
Others	6,860	8,964
	132,473	128,638

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Buildings	87,792	87,792
Electronic equipment	46,136	67,637
Motor vehicles	10,379	9,652
Furniture and education equipment	45,334	38,994
Leasehold improvement	100,670	163,879
Total	290,311	367,954
Less: Accumulated depreciation	(69,099)	(119,153)
	221,212	248,801

Depreciation expenses were RMB3,735, RMB20,545 and RMB57,696 for the years ended December 31, 2016, 2017 and 2018, respectively.

6.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Student base	97,054	104,854
Trademark	172,400	172,400
Relationship with partnership school	5,300	5,300
Franchise agreement	4,400	4,400
Total	279,154	286,954
Less: Accumulated amortization	(35,227)	(67,976)
	243,927	218,978

Amortization expenses were RMB10,158, RMB23,644 and RMB32,749 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, the Group expects to record amortization expenses related to intangible assets RMB30,443, RMB25,842, RMB13,117, RMB8,565 and RMB957 for the years ended December 31, 2019, 2020, 2021, 2022, 2023, respectively, and RMB54 thereafter.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

7.	GOODWILL

The Group has two reporting units that carry goodwill. The changes in carrying amount of goodwill for the years ended December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Costs:
Beginning balance	346,972	1,152,913
Acquisition of subsidiaries and schools	805,941	90,904
Ending balance	1,152,913	1,243,817
Goodwill impairment loss	—	—
Goodwill, net	1,152,913	1,243,817

The Company performed a goodwill impairment analysis as of December 31, 2018. When determining the fair value of reporting units, including K-12 tutoring services and study abroad tutoring services, the Company used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit's operations and the uncertainty inherent in the Company's internally developed forecasts.

Based on the Company's assessment as of December 31, 2018, the fair value of K-12 tutoring services and study abroad tutoring services reporting units exceeded its carrying value, respectively. The Group did not record impairment of goodwill for the years ended December 31, 2016, 2017 and 2018.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Salary and welfare payable	178,078	216,671
Refund liabilities (Note a)	—	92,960
Accrued expenses	50,941	48,447
Consideration payable in connection with business acquisitions	68,199	48,128
Advance from third parties (Note b)	23,802	79,500
Other tax payable	9,578	23,264
Payables for purchase of property, plant and equipment	1,253	1,332
Others	18,595	5,321
	350,446	515,623

Note a:	Refund liabilities represented estimated amounts of service fee collected that is subject to refund to the customers related to K-12 tutoring services and study abroad tutoring services.
Note b:	ZMN Education entered into loan agreements with two individuals in 2013 and 2015 at the amount of RMB10,000 and RMB13,802, respectively, which were fully repaid as of December 31, 2018.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES-continued

In 2018, Puxin Education entered into loan agreements amounted to RMB29,500 with a third party, the annual interest rate ranged from 8.2% to 9% and the term of the loans was 12 months, Taiyuan Puxin Arts and Mr. Yunlong Sha were joint guarantors under the loan agreements. Taiyuan Puxin Arts also entered into loan agreements amounting of RMB50,000 with the third party, the annual interest rate ranged from 8.2% to 8.8% and the term of the loans was 6 months, Puxin Education and Mr. Yunlong Sha were joint guarantors under the loan agreements.

Puxin Education entered into four other loan agreements in a total amount of RMB60,000 with third parties. The annual interest rates ranged from nil to 5.655% and the terms of the loans ranged from 1 month to 3 months. For one of the loans amounted to RMB30,000, Mr. Yunlong Sha was guarantor under the loan agreement. The four loans are fully repaid as of December 31, 2018.

For the year ended December 31, 2018, the Group recognized interest expense of RMB2,433 for the loans.

9.	BANK BORROWINGS

In April 2018, Dalian Xigang Tongfang Technology Culture Training School ("Dalian Tongfang") entered into a bank borrowing agreement amounted to RMB10,000 with Shanghai Pudong Development Bank ("SPD Bank"). The annual interest rate was 6.3% and the term of the bank borrowing was 12 months. Puxin Education, Mr. Yunlong Sha and Ms. Wenjing Song were joint guarantors under the bank borrowing agreement.

In November 2018, Puxin Education entered into a bank borrowing agreement amounting of RMB96,600 with SPD Bank. The annual interest rate was 4.35% and the term of the bank borrowing was 6 months. Prepshine HK acted as the pledger under the bank borrowings agreement.

In 2018, Puxin Education entered into a series of borrowing agreements amounted to RMB4,273 with Bank of Jiangsu. The annual interest rates were 6.525% and the terms of the bank borrowings were 12 months. As of December 31, 2018, all of the borrowing are fully repaid ahead of maturity date.

For the year ended December 31, 2018, the Group recognized interest expense of RMB1,148 for these bank borrowings.

10	CONVERTIBLE NOTES

Notes issued to Huazhong

In June 2017, Puxin Education and Mr. Yunlong Sha entered into a convertible note investment agreement with Jiangyin Huazhong Investment Management Co., Ltd. (“Huazhong”). Pursuant to this agreement, Huazhong provides a credit facility in an amount up to RMB300,000 to Puxin Education and has the right to elect to convert the unpaid and outstanding amount under the credit facility into ordinary shares of Puxin Limited upon its initial public offering. The conversion price per ordinary share will be equal to 90%, 80% and 70% of the public offering price of the ordinary shares if the public offering application is submitted before or by December 31, 2018, between January 1 and December 31, 2019, or between January 1 and December 31, 2020, respectively. If IPO fails to occur before or by December 31, 2020, the note could be converted to shares. As of December 31, 2017, Puxin Education had drawn down a principal amount of RMB140,000 under the credit facility. On February 5, 2018, Puxin Education made another draw-down of RMB50,000. The note bears a simple annual interest rate of 12% and has a maturity term of 22 months since the date the issuer received the first proceed and can be extended for another 36 months. Pursuant to the agreement, Puxin Education committed to guarantee Huazhong an Internal Rate of Return (“IRR”) of no less than 18% per annual if Huazhong chooses to withdraw earlier or by the 58th months of investment. Puxin Education is obligated to pay the compensation amount equals to the shortfall to Huazhong. However, if for 20 consecutive trading days, the weighted average trading price provides Huazhong an IRR of above 30%, Puxin Education is no longer liable for the compensation. In the event of (1) certain misconduct by the Company, (2) the Company establishes the planned VIE structure in contemplating a IPO overseas and the Huazhong decided not to convert the note into the shares of the Company, or (3) the total net profits in aggregation of the Company from 2017 to 2019 is less than RMB950,000, Huazhong has the option to demand Puxin Education to redeem the note at a price equal to the principal amount plus any accrued unpaid interest at a rate of 18% per annum. The fair value option was elected for the convertible note. As of December 31, 2017, the fair value of the convertible note was RMB150,200. Changes in fair value of RMB10,200 were recorded in the consolidated statements of operations for the year ended December 31, 2017.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

10	CONVERTIBLE NOTES-continued

Notes issued to Huazhong-continued

In February 2018, the Company entered into an amendment agreement with Huazhong, Mr. Yunlong Sha, Puxin Education and China Central International Asset Management Co., Ltd. (“China Central International”, Huazhong’s related party company). Pursuant to the amendment agreement, Huazhong waived its conversion rights to the note, in return, the Company issued warrants to China Central International, with the total exercise amount equal to the convertible note of RMB190,000 issued by Puxin Education to Huazhong. The exercise price of warrants is the same as the conversion price stipulated in the original convertible note agreement. These warrants shall be exercisable (i) from the completion of an IPO and the expiration of three months lock-up period that China Central International is subject to; or (ii) after December 31, 2020.

The amendment of the convertible note to Huazhong was accounted for as an extinguishment of the original convertible note, and issuance of a new note and warrants. With the assistance from an independent third party appraiser, as of the amendment date, the fair value of the original convertible note, the new note and the warrants were RMB207,300, RMB193,400 and RMB14,800, respectively. A loss of RMB900 was recorded in the consolidated statements of operations for the year ended December 31, 2018, which was measured as the difference between the reacquisition price of convertible notes (represented by the fair value of the new note and the warrants) and the carrying amount of the extinguished convertible note.

Loss on changes in the convertible note’s fair value of RMB7,100 from January 1, 2018 to the amendment date were recorded in the consolidated statements of operations for the year ended December 31, 2018. Pursuant to the warrants agreement, up until 58 months from the original date of drawdown, if the aggregate profit received by the warrants holder in selling the warrants shares (the “Actual Return”) is less than a minimum return calculated based on certain formula (the “Minimum Return”), the Company shall cause Mr. Yunlong Sha and/or Puxin Education to compensate the warrants holder in cash for the difference between the Actual Return and the Minimum Return.

The warrants were recorded as a liability at fair value on issuance date, and subsequently marked to market at each reporting period end. As of December 31, 2018, the fair value of the warrants were RMB nil. Gain on changes in fair value of RMB14,800 were recorded in the consolidated statements of operations for the year ended December 31, 2018. No warrants were exercised or expired for the year ended December 31, 2018.

Notes issued to Haitong

On August 4, 2017, Puxin Limited issued convertible note at the principle amount of USD25,000 (equivalent to RMB168,180) to Haitong International Investment Holdings Limited (“Haitong”). The note has a maturity term of 5 years since the date of the note. The convertible note bears a compound interest rate of 12% per annum. If the Company’s IPO occurs before or by June 30, 2019, the convertible note will be automatically converted into Puxin Limited ordinary shares upon completion of the IPO. The conversion price per ordinary share will be equal to 70%, 65% or 60% of the offering price of the ordinary shares if the IPO is completed before or by December 31, 2018, between January 1 and March 31, 2019, or between April 1 and June 30, 2019, respectively. If IPO fails to occur before or by June 30, 2019, the convertible note will be automatically converted into redeemable and convertible preferred shares on July 1, 2019 except that Haitong notifies the Company of its decision to choose repayment in cash for the principal and accrued interest at least 5 business days prior to June 30, 2019. If the Company contemplates a change-in-control transaction (“trade sale”) prior to full repayment of the note, Haitong shall have the right to (i) declare all indebtedness under this note become immediately due and payable in full on or prior to the closing of the trade sale; (ii) convert all such indebtedness into such number of converted preferred shares calculated by dividing the outstanding principal amount by the applicable preferred share conversion price on or prior to the closing of the trade sale. The Company elected the fair value option for the convertible note.

Upon the completion of the Company’s IPO, the convertible notes issued to Haitong automatically converted into 4,201,681 ordinary shares at the conversion prices of USD5.95, which equal to 70% of the IPO price of the ordinary shares.

As of December 31, 2017 and 2018, the fair value of the convertible note was USD29,000 (equivalent to RMB188,682) and nil, respectively. Loss on changes in fair value of USD4,000 (equivalent to RMB27,028) and USD6,714 (equivalent to RMB42,792) were recorded in the consolidated statements of operations for the years ended December 31, 2017 and 2018, respectively.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

10	CONVERTIBLE NOTES-continued

Notes issued to CICC

On September 29, 2017, Puxin Limited issued convertible note at the principle amount of USD23,000 (equivalent to RMB153,026) to CICC ALPHA Eagle Investment Limited (“CICC ALPHA”). The note bears a simple annual interest rate of 15% and has a maturity term of 4 years since the date of the note. If the Company’s IPO occurs before or by June 30, 2020, CICC ALPHA has the right to convert all or any part of the outstanding principal amount into ordinary shares upon completion of the IPO. The conversion price per ordinary share will be equal to 70% or 55% of the public offering price of the ordinary shares if the Company’s IPO is completed before or by June 30, 2019 or between July 1, 2019 and June 30, 2020, respectively. The portion of the outstanding principal amount that CICC ALPHA elects not to be converted into the Company’s ordinary share will be redeemed and repurchased by the Company on the completion of the IPO at a redemption price calculated based on a compound interest rate of 15% per annum. If IPO fails to occur before or by June 30, 2020, CICC ALPHA has the right to convert all or any part of the outstanding amount into preferred shares. In the event of default, CICC ALPHA may request the Company to immediately redeem the convertible note. Pursuant to the agreement, if after IPO, the IRR of the notes holder upon exit is below 25%, the founder, Mr. Yunlong Sha should compensate CICC ALPHA for the shortfall (“Floor Return”). If the IRR of CICC ALPHA exceeds 30%, CICC ALPHA shall pay Mr. Yunlong Sha certain awards (“Founder Awards”). The features of Founder Awards and Floor Return are freestanding derivatives that are required to be separately accounted for as derivative liabilities under ASC 815. The Company elected the fair value option for the convertible note.

Upon the completion of the Company’s IPO, CICC ALPHA exercised its conversion right. The convertible notes issued to CICC ALPHA has been converted into 3,865,547 ordinary shares at the conversion prices of USD5.95 which equal to 70% of the IPO price of the ordinary shares.

As of December 31, 2017 and 2018, the fair value of the derivative liabilities was USD2,800 (equivalent to RMB18,218) and USD9,300 (equivalent to RMB63,942), respectively. Changes in fair value of derivative liabilities were USD100 (equivalent to RMB676) and USD6,500 (equivalent to RMB44,288) in the consolidated statements of operations for the years ended December 31, 2017 and 2018. The convertible note consideration received were allocated between the convertible notes and two derivatives using the residual value method. As of December 31, 2017 and 2018, the fair value of the convertible note was USD24,640 (equivalent to RMB160,310) and nil, respectively. Changes in fair value aggregated to USD4,800 (equivalent to RMB32,432) and USD8,217 (equivalent to RMB52,368) were recorded in the consolidated statements of operations for the years ended December 31, 2017 and 2018.

As part of the agreements with the noteholders, the Company and Puxin Education pledged certain equity interest of themselves and its subsidiaries of the Group as described in Note 20. The convertible notes agreements also contain covenants customary for a financing of this size and nature.

11.	PROMISSORY NOTES

On August 4, 2017, the Company issued promissory note at the principle amount of USD25,000 (equivalent to RMB168,180) to Haitong. The note bears a simple annual interest rate of 8% and has a maturity term of 2 years from the date of issuance.

As disclosed in Note 10, the amendment of the convertible notes to Huazhong was accounted for as an extinguishment of the original convertible notes and issuance of a new note at the same principal amount of RMB190,000. For the new note, Puxin Education will repay the principle and interest to Huazhong as stipulated in the amendment agreement. The new note bears a simple annual interest rate of 12% and has a maturity term of 22 months since the original date the issuer received the first proceed and can be extended by Puxin Education for another 36 months. If China Central International exercises the warrant, it should surrender the warrant to the Company and make payment to the Company of an amount equal to exercise price in cash, within 5 business days upon the full payment of the principal and all the interests accrued on the principal, or at the option of China Central International, within 5 business days upon the Company’s receipt of the note of exercise.

For the years ended December 31, 2017 and 2018, the Group recognized interest expense of RMB5,556 and RMB32,026 for the notes, respectively.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

11.	PROMISSORY NOTES-continued

The carrying value of promissory notes approximate its fair value, as interest rate approximates market rate. The fair value of promissory notes was determined as present value of the notes using market interest rate. The promissory notes was categorized in Level 2 of the fair value hierarchy.

As part of the agreements with the noteholders, the Company and Puxin Education pledged certain equity interest of themselves and its subsidiaries of the Group as described in Note 20.

12.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, restricted cash, amounts due from/to related parties, other receivables, other payables, short-term bank borrowing, convertible notes, promissory notes, derivative liabilities and warrants at fair value on a recurring basis as of December 31, 2017 and 2018. Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The Group determines the fair value of convertible notes, derivative liabilities and warrants, with the assistance of an independent third-party appraiser, based on Level 3 inputs. To determine the fair value of the convertible notes, the Group used probability expected return method. To determine the fair value of derivative liabilities, the Group used binomial model. To determine the fair value of warrants, the Group used modified discount cash flow model.

The key assumptions used in valuation of convertible notes are summarized in the table below:

	For the years ended December 31,
	2017	2018
Probability for conversion	80%	80%
Probability for redemption	20%	20%
Remaining life	2.5 – 4.8	2.3 – 4.3

The key assumptions used in valuation of derivative liabilities are summarized in the table below:

	For the years ended December 31,
	2017	2018
Probability for conversion	80%	100%
Exit period	2018/6/30 – 2019/6/30	2018/6/30 – 2019/6/30
Volatility	40%	54%

The key assumptions used in valuation of warrants are summarized in the table below:

For the year ended December 31,
2018
Probability for conversion	—
Conversion price discount rate	90%

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

12.	FAIR VALUE MEASUREMENT-continued

Measured or disclosed at fair value on a recurring basis-continued

	Fair Value Measurement as of December 31, 2018
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	778,006	—	—	778,006
Restricted cash	40,971	—	—	40,971
Promissory notes	—	361,888	—	361,888
Derivative liabilities	—	—	63,942	63,942
Total	818,977	361,888	63,942	1,244,807

	Fair Value Measurement as of December 31, 2017
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	164,684	—	—	164,684
Restricted cash	24,478	—	—	24,478
Convertible notes	—	—	499,192	499,192
Promissory notes	—	162,658	—	162,658
Derivative liabilities	—	—	18,218	18,218
Total	189,162	162,658	517,410	869,230

The carrying amounts of amounts due from/to related parties, other receivables, other payables and short-term bank borrowing approximate their fair values due to their short-term maturity.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2016, 2017 and 2018:

	Convertible notes	Derivative liabilities	Warrants
Balance as of January 1, 2016 and 2017	—	—	—
Issuance of convertible notes	443,242	17,964	—
Changes in fair value	69,660	676	—
Payment of interest	(2,998)	—	—
Exchange rate effect	(10,712)	(422)	—
Balance as of December 31, 2017	499,192	18,218	—
Issuance of convertible notes	50,000	—	—
Extinguishment of convertible notes	(207,300)	—	—
Issuance of warrants	—	—	14,800
Conversion to ordinary shares	(438,720)	—	—
Changes in fair value	102,260	44,288	(14,800)
Exchange rate effect	(5,432)	1,436	—
Balance as of December 31, 2018	—	63,942	—

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

12.	FAIR VALUE MEASUREMENT-continued

Measured or disclosed at fair value on a non-recurring basis

The Group measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

13.	SHARE-BASED COMPENSATION

In December 2014, Puxin Education approved the 2014 Great Talent Share Incentive Plan (“2014 Great Talent Plan”) which provides for the grant of options to eligible employees of the Group. Under 2014 Great Talent Plan, the maximum aggregate number of units of equity interest of Puxin Education that may be issued shall not exceed 158,400,000. The term of the option shall not exceed 7 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranged from 0 to 5 years.

In conjunction with the reorganization, as disclosed in Note 1, the Company adopted the 2018 Great Talent Share Incentive Plan (“2018 Great Talent Plan”), which was approved by the board of directors of the Company to replace the 2014 Great Talent Plan. To facilitate the share incentive plan, the Company established an employee shareholding platform (the “Share Holding Platform”). The purpose of the Share Holding Platform is to allow employees of the Group to receive vehicle share incentives. Long favor Limited (“Long favor”), a British Virgin Islands company was established as a holding vehicle for the Group’s Share Holding Platform. Mr. Yun Xiao, a shareholder of the Company serves as the sole shareholder of the Share Holding Platform. Long favor has no activities other than administrating the plan and does not have any employees. On behalf of the Group and subject to approval of board of director of the Company, Mr. Yun Xiao, as the sole shareholder of Long favor, has the authority and responsibility to process the eligible participants to whom awards will be granted, number of shares, terms and conditions of such awards. All shares held by the Share Holding Platform are solely for purpose of future issuance of share incentive options to employees once they exercise, and have been treated as treasury shares in the consolidated financial statements.

The terms of the 2018 Great Talent Plan are substantially the same as those under the 2014 Great Talent Plan, except that the number of options and exercise price were adjusted on a diluted basis in accordance to the shares number of the Company upon the reorganization. As a result, none of the options terms were modified.

In February 2018, the Company approved the 2018 Grand Talent Share Incentive Plan (“2018 Grand Talent Plan”) which provides for the grant of options to eligible employees of the Group. Under 2018 Grand Talent Plan, the maximum aggregate number of shares that may be issued shall not exceed 16,400,000.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

13.	SHARE-BASED COMPENSATION-continued

In March 2018, the Company granted 16,400,000 options under the 2018 Grand Talent Plan for an exercise price of USD7.78 (RMB48.78). The term of the option is fixed and shall not exceed 10 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranged from 0 to 6 years.

The Company determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in the years ended December 31, 2016, 2017 and 2018.

	For the years ended December 31,
Grant date	2016	2017	2018
Risk-free interest rate	1.94%-2.92%	2.84%-2.97%	3.40%
Volatility	47%	45%-47%	46%
Dividend yield	—	—	—
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8
Life of options	7.0	7.0	7.0
Fair value of underlying ordinary shares	23.66-28.23	29.46-48.31	49.67
(1).	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(2).	Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3).	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4).	Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(5).	Life of options

Life of options is extracted from option agreements.

(6).	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

13.	SHARE-BASED COMPENSATION-continued

The activity in stock options during years ended December 31, 2016, 2017 and 2018 was set out below:

	Outstanding options
	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2016	3,061,880	0.27	10.00	5.69
Granted	2,526,338	0.49	25.38	6.62
Exercised	1,468,620	0.50	25.35	6.62
Options outstanding at December 31, 2016	4,119,598	0.32	13.96	5.92	114,959
Granted	3,301,140	20.46	27.53	6.61
Exercised	828,200	0.36	35.79	6.46
Forfeited	27,044	26.20	25.01	6.57
Options outstanding at December 31, 2017	6,565,494	10.33	17.99	5.57	249,333
Granted	16,400,000	48.78	24.20	6.25
Exercised	34,112	0.35	24.45	4.43
Forfeited	464,009	33.39	22.50	5.64
Options outstanding at December 31, 2018	22,467,373	37.77	22.51	5.78	84,969
Options vested and expected to vest as of December 31, 2018	22,467,373	37.77	22.51	5.78	84,969
Option exercisable as of December 31, 2018	13,896,097	40.35	22.58	5.86	48,409

Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 were RMB40,718, RMB39,716 and RMB681, respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 was RMB37,223, RMB29,645 and RMB302,331, respectively.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses of RMB51,263, RMB55,835 and RMB345,503 for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, there was RMB121,153 of share-based compensation related to stock options that is expected to be recognized over a weighted average period of 3.45 years.

In November 2018, the Company granted 1,631,200 restricted shares to certain employees. These shares are fully vested and outstanding shares whose transferability is restricted for 6 months. Before the removal of such restrictions, the holders of the restricted shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these restricted shares are considered participating securities for the purpose of net loss per share calculation.

The grant-date value of a restricted share was USD2.6, which was determined based on the closing price of the Company’s American depositary shares (“ADSs”) on NYSE on November 20, 2018. The Company recorded share-based compensation expenses of USD4,241 (equivalent to RMB29,454) for the year ended December 31, 2018.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In 2015, Puxin Education issued 12.267% of equity interest with preferential feature to Shanghai Trustbridge for a total consideration of RMB120,000, with RMB50,000 and RMB70,000 received in 2015 and early 2016, respectively.

In part of the reorganization as disclosed in Note 1, Shanghai Trustbridge sold 5% of equity interest with preferential feature to Mr. Yunlong Sha and 3.6335% of equity interest with preferential feature to one of its related party Ningbo Zhimei. Mr. Yunlong Sha repurchased the equity interest on behalf of the Group. This was accounted for as a share repurchase and the difference between the carrying amount of RMB48,912 and consideration was charged to additional paid-in capital. As part of the recapitalization, Shanghai Trustbridge and Ningbo Zhimei then exchanged all of their equity interests with preferential feature of Puxin Education into 5,958,940 and 5,958,940 Series A convertible redeemable preferred shares (“Series A Shares”) of Puxin Limited to Trustbridge Partners VI, L.P. and Fasturn Overseas Limited, respectively, who are their respective overseas related party Companies.

The terms of the Series A shares effectively mirrored those of the equity interest with preferential feature. As this transaction represented an exchange as opposed to an extinguishment of preferred shares, only the change in fair value required accounting. The Company calculated the increase in fair value of Series A Shares compared to the initial equity interest with preferential feature and concluded the increase was insignificant.

Key terms of Series A Shares are summarized as follows:

Voting Rights

The holders of Series A Shares and ordinary shares shall vote together based on their shareholding ratio.

Dividends

If the Board of Directors decides to pay dividends, the holders Series A Shares have same right as ordinary shares to obtain dividends calculated by the proportion of equity interest they hold.

Redemption

Upon the occurrence of events including a non-occurred qualified IPO by December 31, 2019, ceasing work or breaking of competition covenant by the founders, and significant violation of the agreement with holders of Series A Shares, the Company shall redeem all the respective outstanding Series A Shares. The redemption price shall be a return at a rate of 8% per annum compounded annually from the applicable investment date to the date on which the applicable redemption amount is paid in full. The redemption value of the convertible redeemable preferred shares was RMB140,183 and RMB nil as of December 31, 2017 and 2018, respectively.

Liquidation

In the event of liquidation, the holders of Series A Shares shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount at a rate of 8% per annum compounded annually from the applicable investment date to the date on which the applicable redemption amount is paid in full.

In the event of insufficient funds available to pay in full the preference amount in respect of Series A Shares, the entire assets and funds of the Company legally available for distribution to the holders of Series A Shares shall be distributed on a pro rata basis among the holders of Series A Shares in proportion to issued price.

Conversion

The holders of the Series A Shares shall have the rights described below with respect to the conversion of the Series A Shares into Ordinary Shares:

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES-continued

Conversion-continued

Conversion Ratio

The number of ordinary shares to which a holder shall be entitled upon conversion of each Series A Shares shall be the quotient of the per share issue price divided by the then effective Series A Shares conversion price, which shall initially be the per share issue price, resulting in an initial conversion ratio for Series A Shares of 1:1.

Optional Conversion

Any Series A Shares may, at the option of the holder thereof, be converted at any time after the date of issuance of such shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares based on the then-effective conversion price.

Automatic Conversion

Each Series A Shares shall automatically be converted, based on the then-effective conversion price, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of (i) the closing of an IPO, or (ii) the date specified by written consent or agreement of the majority holders of Series A Shares. See Note 16.

15.	INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary Prepshine HK is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong in before or by March 2018, and an income tax rate of 8.25% for the first HK$2,000 of assessable profit while the standard income tax rate of 16.5% remains for profit exceeding HK$2,000 from April 2018 onwards.

The Company’s other subsidiaries, the VIE and the VIE’s subsidiaries and schools, which were entities incorporated in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (“EIT”), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% except for a high and new technology enterprise (“HNTE”, which is subject to a tax rate of 15%) and some small low-profit enterprises (whose income will be counted in the taxable income at the half-reduced rate, and the enterprise income tax is calculated and paid at the 20% tax rate). In accordance with GuoKeFaHuo [2016] No.32, HNTE can enjoy a reduced income tax rate of 15%. Beijing Meikaida began to qualify as HNTE since 2016 and enjoy the tax rate of 15% in 2016, 2017 and 2018. In accordance with Cai Shui [2018] No.77, during the period from January 1, 2018 to December 31, 2020, if the annual taxable income of a small low-profit enterprise is equal to or lower than RMB1,000, its income will be counted in the taxable income at the half-reduced rate, and the enterprise income tax is calculated and paid at the 20% tax rate. In accordance with Cai Shui [2019] No.13, during the period from January 1, 2019 to December 31, 2021, for small low-profit enterprises, the portion of less than RMB1,000 and the portion of more than RMB1,000 but less than RMB3,000 of the annual taxable income, will be included in the actual taxable income at 25% and 50% respectively, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20%.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

15.	INCOME TAXES-continued

The current and deferred components of the income tax expenses appearing in the consolidated statement of operations were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expenses	3,535	8,258	14,265
Deferred tax expenses	(3,147)	(5,822)	(8,943)
	388	2,436	5,322

The principle components of deferred taxes were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Accrued expenses	32,333	32,290
Convertible notes — change in fair value	2,550	—
Net operating loss carrying forwards	78,692	149,628
Total deferred tax assets	113,575	181,918
Less: Valuation allowance	(110,563)	(178,462)
Deferred tax assets, net	3,012	3,456

As of December 31, 2018, the Group had net operating loss carried forward of RMB598,512 from the Company’s PRC entities, which will expire on various dates from December 31, 2019 to December 31, 2023.

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax liabilities
Acquired intangible assets	77,580	71,031
Total deferred tax liabilities	77,580	71,031

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Loss before income taxes	(127,216)	(394,798)	(828,087)
Income tax benefit computed at an applicable tax rate of 25%	(31,804)	(98,699)	(207,022)
Permanent differences	13,948	13,279	106,509
Effect of income tax rate differences in jurisdictions other than PRC	—	—	38,490
Effect of preferential tax rate	(28)	(26)	(554)
Change in valuation allowance	18,272	87,882	67,899
	388	2,436	5,322

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

15.	INCOME TAXES-continued

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2018. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2018.

16.	ORDINARY SHARES

Upon the incorporation of Puxin Limited on March 17, 2017, the Company issued 8,524 ordinary shares to Long bright Limited, 820 ordinary shares to Gao & Tianyi Limited, 492 ordinary shares to Pution Limited and 164 ordinary shares to Prospect Limited for an aggregate consideration of USD0.004.

On August 4, 2017, the Company issued 99,990,000 ordinary shares to its existing shareholders on a proportional basis for an aggregate consideration of USD5. Such issuance was accounted for as a stock split and, accordingly, all references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect the stock split and issuance of shares on a retrospective basis.

On February 5, 2018, in connection with the reorganization, the Company issued 21,761,652 ordinary shares to Puxin Nova Limited, 3,336,744 ordinary shares to Stary International Limited, 40,000 ordinary shares to Long wit Limited, 8,200,000 ordinary shares to Long belief Limited, 1,640,000 ordinary shares to Long faith Limited and 17,103,724 ordinary shares to Long favor Limited for an aggregate consideration of USD3.

The ordinary shares of the Company issued to Long favor Limited and Long belief Limited were to establish a reserve pool for future issuance of equity share incentive to the Group’s employees or for future acquisition payments. All shareholder rights of these 25,303,724 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share are transferred to the employees or the shareholders of future acquiree. While the ordinary shares were issued to Long favor Limited and Long belief Limited, they do not have any of the rights associated with the ordinary shares, and as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when the ordinary shares are awarded to the employees or the shareholders of future acquiree. As of December 31, 2018, 15,438,412 and 8,150,652 ordinary shares transferred to Long favor Limited and Long belief Limited are issued but not outstanding.

Upon the completion of the Company’s IPO in June, 2018, the Company offered and issued 8,280,000 ADSs representing 16,560,000 ordinary shares with a par value USD0.00005 per share at the net proceeds, before expense, of USD130,907 (equivalent to RMB837,541). IPO related expense is RMB38,711, out of which RMB38,333 is paid as of December 31, 2018 and the remaining balance is recorded in the accrued expense and other current liabilities.

Immediately upon the completion of the IPO, all of the Company’s convertible redeemable preferred shares automatically converted into an equal number of 11,917,880 ordinary shares; the convertible notes issued to Haitong automatically converted into 4,201,681 ordinary shares at the conversion prices of USD5.95, which equal to 70% of the IPO price of the ordinary shares; CICC ALPHA exercised its conversion right and the convertible notes were converted into 3,865,547 ordinary shares at the conversion prices of USD5.95 which equal to 70% of the IPO price of the ordinary shares.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

17.	NET LOSS PER SHARE

For the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the reorganization occurred at the beginning of the first period presented.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator used in basic and diluted net loss per share:
Net loss attributable to ordinary shareholders of Puxin Limited	(127,556)	(397,313)	(833,411)
Shares (denominator):
Weighted average common shares outstanding used in computing basic and diluted net loss per share (Note 1)	98,670,361	99,705,361	144,157,947
Net loss per share basic and diluted	(1.29)	(3.98)	(5.78)

For the years ended December 31, 2016, 2017 and 2018, an incremental weighted average number of 3,473,746, 4,938,438 and 18,420,993 ordinary shares from the assumed exercise of share options were not considered in the computation of diluted net loss per share because they would be anti-dilutive given the Company’s loss making position.

18.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB33,454, RMB104,635 and RMB184,525 for the years ended December 31, 2016, 2017 and 2018, respectively.

19.	RELATED PARTY TRANSACTION
(1)	Related parties

Name of related parties	Relationship with the Group
Mr. Yunlong Sha	The CEO and the Chairman of the Board of Directors of the Company
Ms. Wenjing Song	Spouse of Mr. Yunlong Sha
Puxian	Shareholder of Puxin Education

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

19.	RELATED PARTY TRANSACTION-continued
(2)	The significant balances between the Group and its related parties were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Amounts due from:
Puxian	13	—
Ms. Wenjing Song	100	—
	113	—
Amounts due to:
Mr. Yunlong Sha	3,836	43,993
Ms. Wenjing Song	—	10,500
	3,836	54,493

In connection with Purong Information’s repurchase of 5% equity interest with preferential feature which was held by Shanghai Trustbridge, in January 2018, Mr. Yunlong Sha advanced to Purong Information at the amount of RMB180,000. As of December 31, 2018, such balance and the accrued interest, at 9%, were paid back by the Group .

The balances with related parties were interest-free, unsecured and repayable on demand.

20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices and schools consisted of the following at December 31, 2018:

Years ending December 31,
2019	303,126
2020	217,290
2021	148,625
2022	90,340
2023 and thereafter	95,006
854,387

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2016, 2017 and 2018, total rental expense for all operating leases amounted to RMB74,245, RMB215,432 and RMB332,574, respectively.

Equity pledge commitment

In June 2017, Puxin Education and Mr. Yunlong Sha entered into a convertible note investment agreement with Huazhong. In conjunction with the note purchase agreement, a domestic equity pledge agreement was entered into between Huazhong and Puxin Education. Puxin Education pledged its 100% equity interests of Tianjin Xinsiyuan in favor of Huazhong. Mr. Yunlong Sha and Ms. Wenjing Song are joint guarantors under domestic equity pledge agreement.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

20.	COMMITMENTS AND CONTINGENCIES-continued

Equity pledge commitment-continued

On August 4, 2017, Puxin Limited issued a convertible note and a promissory note at the principle amount of USD25,000 and USD25,000, respectively, to Haitong. In conjunction with the note purchase agreement, an offshore share mortgage agreement was entered into amongst Haitong, Puxin Limited and Long bright Limited (a shareholder of Puxin Limited solely owned by Mr. Yunlong Sha). Pursuant to the offshore share mortgage agreement, Long bright Limited mortgaged its 18% equity interests of Puxin Limited in favor of Haitong. Meanwhile, a domestic equity pledge agreement was entered into amongst a related party of Haitong, Puxin Education, Dalian Pude and Guizhou Puxintian. Puxin Education pledged its 100% equity interests of Dalian Pude and Guizhou Puxintian in favor of a related party of Haitong. Mr. Yunlong Sha, Ms. Wenjing Song and Long bright Limited are joint guarantors under the offshore share mortgage agreement and domestic equity pledge agreement.

On September 29, 2017, Puxin Limited issued convertible note at the principle amount of USD23,000 to CICC ALPHA. In conjunction with the note purchase agreement, an offshore share mortgage agreement was entered into amongst CICC ALPHA, Puxin Limited and Long bright Limited. Pursuant to the offshore share mortgage agreement, Long bright Limited mortgaged its 8.3% equity interests of Puxin Limited in favor of CICC ALPHA. Meanwhile, a domestic equity pledge agreement was entered into amongst a related party of CICC ALPHA, Mr. Yunlong Sha and Puxin Education, Mr. Yunlong Sha pledged its 4.15% equity interests of Puxin Education in favor of a related party of CICC ALPHA. Mr. Yunlong Sha and Long bright Limited are joint guarantors under the offshore share mortgage agreement and domestic equity pledge agreement.

The equity interests pledged under the domestic equity pledge agreements with Haitong and CICC ALPHA were released in February 2018 in connection with the reorganization. As of December 31, 2018, all the mortgaged shares of Puxin Limited were released except for 6,000,000 shares which were still mortgaged to Haitong.

In April 2018, Dalian Tongfang entered into a bank borrowing agreement amounted to RMB10,000 with SPD Bank. Puxin Education, Mr. Yunlong Sha and Ms. Wenjing Song were joint guarantors under the bank borrowing agreement.

In November 2018, Puxin Education entered into a bank borrowing agreement amounting of RMB96,600 with SPD Bank. Prepshine HK acted as the pledger under the bank borrowing agreement.

During the year ended December 31, 2018, Puxin Education entered into loan agreements amounted to RMB29,500 with a third party, Taiyuan Puxin Arts and Mr. Yunlong Sha were joint guarantors under the loan agreements. Taiyuan Puxin Arts also entered into loan agreements amounted to RMB50,000 with the third party, Puxin Education and Mr. Yunlong Sha were joint guarantors under the loan agreements.

Contingencies

The Group is in the process of applying for permits and preparing filings for certain training institutions and tutoring branches. The contingent liability incurred by failing to meet the permit or filing requirements cannot be reasonably estimated, pending on authoritative interpretation and implementation guidance, the Group did not record any liabilities pertaining to this.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC (the “Amended Private Education Law”), which became effective on September 1, 2017 and was further amended on December 29, 2018. On August 10, 2018, the Ministry of Justice of the PRC issued the Amended Draft of Implementation Rules for the Law on the Promotion Private Education of the PRC for Approval (the "Implementation Rules for Approval") to invite public comment. Due to the lack of authoritative interpretation and implementation guidance, the potential impact related to the Group not fully complying with the Amended Private Education Law or any relevant regulations cannot be reasonably estimated at the issuance of this report. As a result, the Group did not account for any liabilities pertaining to this.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

21.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews financial information of operating segments based on U.S. GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group identified two operating segments, including K-12 tutoring services and study abroad tutoring services. All these two operating segments are identified as reportable segments.

The Group primary operates in the PRC and all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on the operating segment’s revenue and gross profit. The revenue and gross profit by segments were as follows:

	For the year ended December 31, 2016
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	370,712	68,469	439,181
Cost of revenues	217,797	40,198	257,995
Gross profit	152,915	28,271	181,186

	For the year ended December 31, 2017
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	884,148	398,414	1,282,562
Cost of revenues	555,885	238,457	794,342
Gross profit	328,263	159,957	488,220

	For the year ended December 31, 2018
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	1,182,397	1,045,720	2,228,117
Cost of revenues	706,917	535,972	1,242,889
Gross profit	475,480	509,748	985,228

The total assets for the two reportable segments were shared and indistinguishable for reporting purposes.

22.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s entities.

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries contributed RMB nil, RMB nil and RMB1,443 to the general reserve during the years ended December 31, 2016, 2017 and 2018.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In thousands of RMB and USD, except for share, per share and per ADS data)

22.	RESTRICTED NET ASSETS-continued

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s private schools, amount contributed to the reserve of RMB nil, RMB260 and RMB3,152 for the years ended December 31, 2016, 2017 and 2018.

The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, capital reserve and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, capital reserve and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, was RMB461,015 as of December 31, 2018.

23.	SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2018 through April 25, 2019, the issuance date of these financial statements.

In March 2019, the Company approved the 2019 Noble Talent Share Incentive Plan (“2019 Noble Talent Plan”) which provides for the grant of options to eligible employees of the Group. Under 2019 Noble Talent Plan, the maximum aggregate number of shares that may be issued shall not exceed 8,879,986.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	4,406	437,613	63,648
Amounts due from subsidiaries and VIEs	470,552	867,467	126,168
Total current assets	474,958	1,305,080	189,816
TOTAL ASSETS	474,958	1,305,080	189,816
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	5,346	5,767	839
Promissory notes, current portion	—	171,888	25,000
Total current liabilities	5,346	177,655	25,839
Non-current liabilities
Convertible notes	348,992	—	—
Promissory note, non-current portion	162,658	—	—
Derivative liabilities	18,218	63,942	9,300
Investments deficit in subsidiaries and VIEs	212,506	515,590	74,990
TOTAL LIABILITIES	747,720	757,187	110,129
SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (par value of USD0.00005 per share; 100,000,000 and 1,000,000,000 shares authorized, 100,000,000 and 188,627,228 shares issued and 100,000,000 and 165,038,164 shares outstanding as of December 31, 2017 and 2018, respectively)	34	62	9
Additional paid-in capital	391,099	1,944,325	282,790
Statutory reserve	—	4,595	668
Accumulated other comprehensive income	15,718	68,214	9,921
Accumulated deficit	(679,613)	(1,469,303)	(213,701)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(272,762)	547,893	79,687
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	474,958	1,305,080	189,816

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
				(Note 3)
General and administrative expenses	—	—	8,728	1,270
Total operating expenses	—	—	8,728	1,270
Interest expense	—	5,556	13,218	1,922
Interest income	—	—	2,104	306
Foreign exchange loss	—	—	10,358	1,507
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	60,136	124,648	18,129
Equity in loss of subsidiaries and VIEs	127,556	331,621	678,563	98,693
Loss before income taxes	(127,556)	(397,313)	(833,411)	(121,215)
Income tax expenses	—	—	—	—
Net loss	(127,556)	(397,313)	(833,411)	(121,215)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(127,556)	(397,313)	(833,411)	(121,215)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustments	—	15,718	52,496	7,635
Total comprehensive loss	(127,556)	(381,595)	(780,915)	(113,580)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(127,556)	(397,313)	(833,411)	(121,215)
Adjustments to reconcile net loss to net cash generated from operating activities:
Equity in loss of subsidiaries and VIEs	127,556	331,621	678,563	98,693
Foreign exchange loss	—	—	10,358	1,507
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	60,136	124,648	18,129
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	—	5,556	(5,230)	(761)
Net cash used in operating activities	—	—	(25,072)	(3,647)
CASH FLOWS FROM INVESTING ACTIVITIES
Loan to subsidiaries and VIEs	—	(488,676)	(396,495)	(57,668)
Net cash used in investing activities	—	(488,676)	(396,495)	(57,668)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from IPO (net of IPO expenses)	—	—	811,001	117,956
Proceeds from convertible notes	—	321,206	—	—
Proceeds from promissory note	—	168,180	—	—
Net cash generated from financing activities	—	489,386	811,001	117,956
Effect of exchange rate changes	—	3,696	43,773	6,366
Net increase in cash and cash equivalents, and restricted cash	—	4,406	433,207	63,007
Cash and cash equivalents, and restricted cash at beginning of the year	—	—	4,406	641
Cash and cash equivalents, and restricted cash at end of the year	—	4,406	437,613	63,648

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries.

2.	INVESTMENT IN SUBSIDIARIES

In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries and schools, and inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s standalone financial statements, its investments in subsidiaries are reported using the equity method of accounting as a single line item and the Parent Company’s share of loss from its subsidiaries and VIEs are reported as the single line item of equity in loss of subsidiaries and VIEs.

3.	CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from RMB into USD as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2018, or at any other rate.