Form 20-F
period 2019-12-31
Puxin Ltd
filed 2020-04-10
CIK 1726189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
E-mail: shayunlong@pxjy.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS representing two ordinary shares, par value US$0.00005 per share)	NEW	New York Stock Exchange
Ordinary shares, par value US$0.00005 per share*		New York Stock Exchange

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

174,025,810 ordinary shares, par value US$0.00005 per share, as of December 31, 2019

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

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
•

“variable interest entity,” “VIE” or “Puxin Education” refers to Puxin Education Technology Group Co., Ltd., which is a PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and

•

“we,” “us,” “our company,” “our,” or “Puxin Limited” refers to Puxin Limited, a Cayman Islands exempted company with limited liability, and its subsidiaries, and unless the context requires otherwise, includes its VIE and VIE’s subsidiaries.

We present our financial results in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019.

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

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

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those disclosed in “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. No forward-looking statement is a guarantee of future performance.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the year ended December 31, 2016 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP.

The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Selected Consolidated Statements of Operations Data:
Net revenues	439,181	1,282,562	2,228,117	3,103,958	445,856
Cost of revenues(1)	257,995	794,342	1,242,889	1,629,447	234,055
Gross profit	181,186	488,220	985,228	1,474,511	211,801
Operating expenses:
Selling expenses(1)	123,370	444,927	848,088	1,083,795	155,677
General and administrative expenses(1)	185,496	362,748	775,883	748,259	107,481
Total operating expenses	308,866	807,675	1,623,971	1,832,054	263,158
Operating loss	(127,680)	(319,455)	(638,743)	(357,543)	(51,357)
Interest expense	—	5,556	51,901	71,099	10,213
Interest income	464	549	2,826	25,542	3,669
Foreign exchange loss (gain)	—	—	7,621	(243)	(35)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	70,336	131,748	104,589	15,023
Loss on extinguishment of convertible notes	—	—	900	—	—
Loss before income taxes	(127,216)	(394,798)	(828,087)	(507,446)	(72,889)
Income tax expenses	388	2,436	5,322	12,188	1,751
Net loss	(127,604)	(397,234)	(833,409)	(519,634)	(74,640)
Less: Net (loss) income attributable to non-controlling interest	(48)	79	2	(1,101)	(158)
Net loss attributable to ordinary shareholders of Puxin Limited	(127,556)	(397,313)	(833,411)	(518,533)	(74,482)
Net loss per share attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(1.29)	(3.98)	(5.78)	(3.03)	(0.44)
Net loss per ADS attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(2.58)	(7.96)	(11.56)	(6.06)	(0.88)
Weighted average shares used in calculating basic and diluted net loss per share	98,670,361	99,705,361	144,157,947	170,903,317	170,903,317
Weighted average ADS used in calculating basic and diluted net loss per share	49,335,181	49,852,680	72,078,973	85,451,659	85,451,659

(1)	Share-based compensation expenses that were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	1,152	6,420	4,352	625
Selling expenses	991	3,058	28,848	21,870	3,141
General and administrative expenses	50,272	51,625	339,689	204,218	29,335
Total	51,263	55,835	374,957	230,440	33,101

On January 1, 2018, we adopted Accounting Standards Updates 2014-09, Revenue from contracts with Customers (Topic 606) issued by Financial Accounting Standards Board applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. We recorded a net reduction to opening accumulated deficit of RMB48.3 million as of January 1, 2018 due to the cumulative impact of adopting Topic 606.

Consolidated Balance Sheets Data

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, expect for share data)
Selected Consolidated Balance Sheet Data:
Total current assets	136,380	307,678	916,303	927,992	133,297
Total assets	594,117	2,008,393	2,737,019	4,707,055	676,126
Total current liabilities	478,385	1,270,784	1,931,220	3,308,361	475,216
Total liabilities	511,421	2,161,178	2,189,147	4,446,997	638,771
Convertible redeemable preferred shares	120,000	120,000	—	—	—
Ordinary shares (par value of US$0.00005 per share; 100,0000,000, 100,000,000, 1,000,000,000 and 1,000,000,000 shares authorized, 100,000,000, 100,000,000, 188,627,228 and 188,627,228 shares issued and 100,000,000, 100,000,000, 165,038,164 and 174,025,810 shares outstanding as of December 31, 2016, 2017, 2018 and 2019, respectively)	34	34	62	62	9
Total shareholders' (deficit)/equity	(37,304)	(272,785)	547,872	260,058	37,355

On January 1, 2019, we adopted Accounting Standards Updates 2016-02, Leases (Topic 842) issued by Financial Accounting Standards Board using the modified retrospective transition approach without adjusting the comparative periods presented. Upon adoption of Topic 842, we recognized both a right-of-use assets and corresponding lease liabilities of RMB1,045.9 million and RMB970.4 million, respectively, on the balance sheet. The difference between the right-of-use assets and lease liabilities was due to prepaid rent.

Consolidated Cash Flow Data

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	81,409	80,266	(92,905)	24,684	3,544
Net cash used in investing activities	(89,259)	(629,704)	(156,917)	(411,309)	(59,080)
Net cash generated from financing activities	70,000	629,386	831,506	204,246	29,339
Net increase/(decrease) in cash and cash equivalents, and restricted cash	62,150	83,644	629,815	(175,947)	(25,273)
Cash and cash equivalents, and restricted cash at beginning of the year	43,368	105,518	189,162	818,977	117,639
Cash and cash equivalents, and restricted cash at end of the year	105,518	189,162	818,977	643,030	92,366

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net loss, which excludes depreciation, amortization, interest expense, interest income and income tax expenses (benefits), before share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	For the Years Ended December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Net loss	(833,409)	(519,634)	(74,640)
Add:
Income tax expenses	5,322	12,188	1,751
Depreciation of property, plant and equipment	57,696	77,859	11,184
Amortization of intangible assets	32,749	34,938	5,019
Interest expense	51,901	71,099	10,213
Interest income	(2,826)	(25,542)	(3,669)
EBITDA	(688,567)	(349,092)	(50,142)
Add:
Share-based compensation expenses	374,957	230,440	33,101
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	131,748	104,589	15,023
Loss on extinguishment of convertible notes	900	—	—
Adjusted EBITDA	(180,962)	(14,063)	(2,018)

Adjusted net loss represents net loss before share-based compensation expenses and loss on changes in fair value of convertible notes, derivative liabilities and warrants. The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	For the Years Ended December 31,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Net loss	(833,409)	(519,634)	(74,640)
Add:
Share-based compensation expenses	374,957	230,440	33,101
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	131,748	104,589	15,023
Loss on extinguishment of convertible notes	900	—	—
Adjusted net loss	(325,804)	(184,605)	(26,516)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Related to Our Business and Industry

We have limited operating history and our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

We began to provide K-12 tutoring services in May 2015 and study-abroad tutoring services in June 2015. In 2017 and 2018, we had 1,238,070 and 1,765,684 student enrollments in our K-12 courses, respectively, and in 2019, we had 2,799,851 student enrollments in our K-12 courses which included 193,064 student enrollments of online courses offered by Puxin Online School. The student enrollments in our study-abroad tutoring programs were 37,653, 80,665 and 72,174 in 2017, 2018 and 2019, respectively.

Despite the rapid growth in our business size and operation scale in the recent years, we incurred operating loss of RMB319.5 million, RMB638.7 million and RMB357.5 million (US$51.4 million) in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had an accumulated deficit of RMB679.6 million, RMB1,469.3 million and RMB1,991.2 million (US$286.0 million), respectively. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties in achieving or maintaining profitability. As we plan to continue to expand our business, we may need to devote substantial resources to planning for acquisitions of new schools or entities, integrating newly acquired schools, upgrading our services and programs and marketing our brands and recruiting teachers. Any failure to realize anticipated revenue growth could result in further operating losses. Thus, we cannot assure you that we will achieve or maintain profitability or that we will not incur losses in the future.

We may not be able to effectively manage our business expansion and increasingly complicated operations and successfully integrate businesses we acquire, which could harm our business.

We have expanded rapidly through both acquisitions and internal growth, and we plan to continue to expand our operations in different geographic areas as we address growth in our customer base and market opportunities. Since the commencement of our operations in May 2015, the number of our directly operated learning centers increased from 99 as of December 31, 2015 to 446 as of December 31, 2019. Our rapid expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. The sustainable post-acquisition organic growth is largely dependent on our ability to integrate operations, system infrastructure and management philosophies of acquired schools. The integration of acquired schools is extremely complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. The main challenges involved in integrating acquired schools include the following:

•

implementing standardized integration process and performance management systems to ensure management philosophies, group-wide strategies, compliance measures and evaluation benchmarks can be effectively carried out at each acquired school;

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

The success of our business depends heavily on the number of student enrollments in our courses and study-abroad consulting programs. Our ability to continue to attract students to enroll in our courses and consulting programs is critical to the continued success and growth of our business. This ability is dependent on a variety of factors, including our ability to acquire schools that create synergies and complement our businesses, develop new programs and improve our existing programs to respond to changes in market trends and student demand, continually develop high-quality educational content and consultation services, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students and respond effectively to competitive pressures. We use a variety of marketing and recruiting methods to attract students and increase student enrollments, such as word-of-mouth referrals and promotion efforts on new media. A failure by us to implement sales and marketing strategies in a cost-effective manner could have a material adverse impact on our business, financial condition and results of operations.

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of our students is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with our services or feel that our services fail to meet their expectations after attending our programs. In addition, our programs may not be able to satisfy all of our students or their parents’ requirements. Satisfaction with our services may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our course or consultancy program curriculum and content. If students or parents feel that we are not providing them the learning experience they have subscribed for, they may choose to withdraw from or not to renew their existing courses. For our K-12 group classes and study-abroad test preparation courses, we usually offer refunds for remaining classes to students who decide to withdraw from a course. For our K-12 personalized courses and full-time tutoring courses, we offer refunds to students who decide to withdraw from a course for all the remaining classes. For our study-abroad consulting services, we usually offer refunds of the consulting fees to the students who fail to gain any admission or obtain the relevant visa, which is consistent with market practices. For live streaming courses offered at regular prices by Puxin Online School, we usually offer refunds for any remaining classes in a course to students who withdraw from the course. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flows, revenues and results of operations may be adversely affected. In addition, the students who fail to improve their performance after attending our programs or have unsatisfactory learning experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of student enrollments.

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

Historically, we have significantly expanded our network through selected acquisitions of new schools and businesses. We expect to continue to selectively acquire or invest in new schools or businesses that complement our existing operations. We may not, however, be able to identify suitable candidates for acquisitions or investments in the future due to a decrease in the amount of small and medium-sized targets or an increase in the number of acquirers. In addition, changes in laws and regulations on private schools and training institutions might affect the number of suitable acquisition targets as the target’s compliance with such laws and regulations is one of the key factors for our acquisitions. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us or finance the transaction. If we fail to identify appropriate candidates or complete the desired transactions, our growth and expansion may be impeded.

The recent coronavirus outbreak may adversely affect our revenues, results of operations and financial condition.

Since January 2020, the novel coronavirus (“COVID-19”) has spread rapidly to many parts of China and other parts of the world. The severity of the outbreak resulted in the implementation of numerous actions by the PRC government and governmental agencies in an attempt to mitigate the spread of the virus, including restrictions on travel and social gathering, quarantines imposed by local governments and shutdown of primary and middle schools. The outbreak of COVID-19 has caused a disruption to our business. From early February 2020, we closed all of our learning centers in China in response to the measures taken by the PRC government to contain the spread of COVID-19. Constrained by the epidemic, our management and employees have been making every effort to mitigate the impacts of the epidemic by focusing on offering in-progress and new courses online and continuing operations as much as possible. As of the end of February, approximately 93% of student enrollments of group class courses which were to be offered during the 2020 winter break were taught through online platforms. In connection with this switch to online classes, we provided discounts to students at some of our schools, which were typically within a range from 5% to 30% of the tuition fees for their remaining classes. Without taking into account the potential course withdrawals in the second quarter of 2020, our student enrollments for the first quarter of 2020 were approximately 880,000, which remained stable compared to 872,950 student enrollments in the fourth quarter of 2019 and represented an increase compared to 402,061 student enrollments in the first quarter of 2019. However, the school closure has adversely affected our student recruitment for courses to be held in the spring semester, which could in turn adversely affect our business, financial condition and results of operations for the remainder of 2020.

As COVID-19 cases have recently surged outside China, the PRC government may prolong school closure and social gathering restrictions and we may be forced to close our learning centers for a prolonged period of time. In addition, students and parents may postpone or even give up study-abroad plans due to the worldwide outbreak of the virus, which may materially adversely affect the student enrollments of our study-abroad test preparation courses and study-abroad consulting services. The duration and intensity of disruptions resulting from the COVID-19 outbreak is uncertain. It is unclear as to when the outbreak will be contained and when we will be able to reopen our schools and learning centers, and we also cannot predict if the impact will be short-lived or long-lasting. The COVID-19 outbreak may materially adversely affect our results of operations, financial condition and business prospects for the year of 2020, including but not limited to material adverse impact on our revenues due to withdrawal and refund of courses or significant decrease in student enrollments, or significant downward adjustments or impairment to our long-term assets.

The extent to which the COVID-19 impacts our financial results will depend on its future developments. If the outbreak of the COVID-19 is not effectively controlled timely, our business operations and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC, or the Amended Private Education Law, which became effective on September 1, 2017 and was further amended on December 29, 2018. On December 30, 2016, five PRC government authorities, including the Ministry of Education, or the MOE, promulgated the Implementation Regulations for Classification Registration of Private Schools, or the Classification Registration Regulations. According to the Classification Registration Regulations, the existing private schools are required to choose to register as non-profit or for-profit private schools with competent government authorities. If a private school elects to register as for-profit school, it is required to (i) undertake financial liquidation, (ii) clarify the ownership of land, school premises and properties, (iii) pay relevant taxes and duties, and (iv) re-apply for a new private school operation permit and re-register with relevant authorities. See “Item 4. Information on the Company ⸻ B. Business Overview ⸻ Regulations—Regulations on Private Education in the PRC—Implementation Regulations for Classification Registration of Private Schools.”

On August 10, 2018, the Ministry of Justice of the PRC issued the Amended Draft (for Approval) of Implementation Rules for the Law on the Promotion of Private Education of the PRC, or the Draft Implementation Rules, to invite public comments. If the Draft Implementation Rules are signed into law, they would have several impacts on our business. For example:

•

pursuant to the Draft Implementation Rules, private training and education entities that provide after-school tutoring services for kindergarten kids or primary, middle and high school students are subject to approval and strict supervision by the government’s education department at or above county level, while private training and education entities that offer courses of language skills, arts, sports, science and technology, research and other subjects for personality development may apply to register as a corporate entity without obtaining prior approval from education government agencies; and

•

pursuant to the Draft Implementation Rules, private schools that provide any online training and education services without awarding diplomas, or technology companies that provide any online platform or system for such online training and education, are required to obtain relevant Internet operation permits and file with education department or the human resources and social security department of the government at provincial level, and must review and record the identities of entities or individuals that apply for access to their online platforms or systems.

See “Item 4. Information on the Company⸻B. Business Overview⸻Regulations—Regulations on Private Education in the PRC—Amended Draft of the Implementation Rules for the Law on the Promotion of Private Education of the PRC” for a summary of the Draft Implementation Rules. As of March 31, 2020, the Draft Implementation Rules had not come into effect pending for the final approval, and may be subject to further revisions. We expect that the Amended Private Education Law, accompanied with its relevant implementation rules and regulations, will bring significant changes to the compliance regime. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all.

Under the regime of the Amended Private Education Law, the PRC government authorities promulgated a number of regulations and rules governing the education industry and the after-school tutoring service market in 2018 and 2019, including (i) the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, (ii) the Opinion on Supervising After-school Tutoring Institutions, (iii) the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, (iv) the Implementation Opinions on Regulating Online After-School Training, and (v) Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps. These new regulations and rules impose a series of requirements on after-school tutoring business. For details, see “Item 4. Information on the Company⸻B. Business Overview⸻Regulation—Regulations on Private Education in the PRC—Opinions on Regulating Development of After-school Education Institutions.” We have been making effort to ensure compliance with these regulations and rules but there is no assurance that our effort will result in full compliance in timely manner given that certain regulations and rules impose new requirements and that PRC government authorities have discretion in interpreting, implementing and enforcing such regulations and rules. If we fail to comply with these regulations and rules in a timely manner, the relevant learning centers may be subject to the order of rectification, fines, confiscation of the gains derived from our noncompliant operations or suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, uncertainties still exist as the regulatory authorities may set further specific and stringent requirements on the operations of after-school tutoring institutions. We may be unable to meet such requirements in a prompt manner or may incur additional costs for compliance with such requirements, which may adversely affect our business, financial conditions and results of operations.

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

Under PRC laws and regulations, training institutions are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Amended Private Education Law and the Implementing Rules on the Supervision and Administration of For-Profit Private Schools which was published on December 30, 2016, each training institution that operates for profit shall be registered as a corporate entity and apply for the private school operation permit and obtain a business license. In addition, their tutoring branches are required to complete the required filings for permits or registrations. According to the Draft Implementation Rules, private training institutions are allowed to establish tutoring branches within the approved cities after completing the filings for registrations with the approval authorities of such private training institutions and the local educational authorities where the tutoring branches are located. In addition, PRC government authorities may promulgate regulations and rules from time to time to carry out certain inspections on qualification and certificates of after-school training institutions. For example, on February 13, 2018, the MOE, together with three other government authorities, jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions. These government authorities carried out a series of inspections in 2018 on after-school training institutions and ordered those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or private school operation permits to apply for relevant qualifications and certificates under the guidance of competent government authorities.

As of December 31, 2019, we had 152 training institutions which are required to obtain private school operation permits and 299 tutoring branches which are required to complete filings for permits or registrations. Among these training institutions and tutoring branches, 22 training institutions do not possess the private school operation permits and 196 tutoring branches have not completed the required filings with the local education authorities.

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

The increasing use of the Internet and advancement in technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. Although we have launched online services and plan to expand our online service offerings, the pace at which we promote and expand our online services may not be as fast as our competitors. As a result, many international or national brands or even local service providers may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

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

PRC laws and regulations require that the teachers teaching academic subjects in the compulsory education stage and the subjects related to the admission to higher schools must have the relevant teaching qualifications. As of the date of this annual report, certain of our teachers for the above-mentioned subjects have not obtained the relevant teaching qualifications. We have formally notified these teachers of the requirement to obtain the relevant teaching qualifications. Nevertheless, we cannot assure you that our teachers can all apply for and obtain the teaching qualifications in a timely manner, or at all. If our teachers are not able to apply for and obtain the required teaching qualifications on a timely basis, or at all, we may need to rectify such noncompliance, or be subject to penalties or the risk that we may not maintain our private school operation permits.

Furthermore, the Disciplinary Measures for Violation of Professional Ethics of Elementary and Secondary School Teachers, as amended on November 8, 2018, prohibits teachers of elementary and secondary schools from organizing and participating in paid tutoring activities or introducing students to after-school training institutions. If any of our teachers cannot continue to teach courses in our schools due to the foregoing regulation, we may have to recruit full-time teachers to maintain our class offerings. In addition, we hire foreign teachers and we need to apply for work and residence permits for them in China. If we cannot obtain such permits for our foreign teachers, we may have to terminate our employment relationship with them.

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

Our business and financial performance may suffer if we fail to successfully develop and launch new education services or effectively implement our business initiatives.

The future success of our business depends partly on our ability to develop new education services and carry out business development initiatives. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframe. For example, we have recently implemented an online-merge-offline strategy under which we enhance our online services to complement our classroom-based K-12 tutoring services, including launching Puxin Online School in November 2018 and offering online tutoring classes on weekdays to students of our group class and personalized tutoring courses since January 2019. While we have not experienced material technological difficulties in these newly launched services, we cannot assure you there will not be system outages or errors for these new online services in the future. In addition, we started to offer full-time tutoring to high school students who are preparing for university entrance exams and art college admission exams in China in April 2019. Unexpected operational, technical or other issues could delay or prevent the launch and operations of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

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

We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability, financial condition and prospects.

We are, and may in the future be, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal and regulatory proceedings and investigations which we, our directors and officers, or our other affiliates may be a party to from time to time, or which could develop in the future, as well as fines or other penalties which may be imposed on us in connection with the lack of any requisite permit, license or other approval for our business and operations or any violation of or non-compliance with laws. Claims arising out of actual or alleged violations of law could be asserted against us, our directors and officers, or our other affiliates by government or regulatory authorities, investors, customers, service providers or competitors, in civil, criminal, or regulatory investigations and proceedings. These claims could be asserted under a variety of laws in different jurisdictions, including but not limited to securities laws, intellectual property laws, data protection and privacy laws, labor and employment laws, torts law and contract laws. For example, on February 6, 2020, the U.S. Securities and Exchange Commission, or the SEC, sent subpoenas to our chairman and chief executive officer, Mr. Yunlong Sha and his wife, requesting documents concerning trading in our company’s securities. On November 26, 2018, we publicly announced that during the six months starting from that day, members of our senior management team would be using their personal funds to purchase our ADSs, or the senior management share purchase plan. While the subpoenas did not specify the trades that prompted the SEC’s investigation, Mr. Yunlong Sha and his wife have indicated that during the period specified in the senior management share purchase plan, they made numerous purchases in furtherance of that plan through a joint account. The SEC’s investigation is currently ongoing and Mr. Yunlong Sha may be subject to further subpoenas or inquiries. The SEC may also involve us in these inquiries, and we and Mr. Yunlong Sha intend to cooperate fully with the SEC. Furthermore, we are planning to enhance our corporate governance and compliance processes to better address and help us supervise trading activities by our directors, officers and other employees. At this time, we are unable to predict the outcome of the investigation because of its ongoing nature.

Litigations and regulatory proceedings can be costly and time-consuming and may divert management attention and resources from our operations. In the event of any adverse outcome or findings against us in any litigations or regulatory proceedings, we may be required to pay damages to the prevailing party or penalties imposed by government or regulatory authorities, which may adversely affect our results of operations or cash flows. Our reputation may be adversely affected by our involvement or the involvement of our directors and officers or other affiliates in any litigation, regulatory proceedings or investigations.

Any damage to our brands and reputation may adversely affect our overall business, prospects, results of operations and financial condition.

We believe that market awareness of our “Puxin,” “Global Education,” “ZMN Education,” and other brands and our solid reputation in the K-12 tutoring and study-abroad tutoring industry have contributed significantly to the success of our business. We also believe that maintaining and promoting our brands are critical to sustaining our competitive advantage. Our brands and reputation could be adversely affected under many circumstances, including the following:

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
•

alleged misconduct or other improper activities committed by our directors, officers, teaching staff and other employees, including misrepresentation made by our employees to potential students during sales and marketing activities, and other fraudulent activities;

•	we lose a license, permit or any other governmental authorization to operate a learning center;
•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations; and
•	operators of learning centers with lower quality abuse our brands or those with brand names similar to ours conduct fraudulent activities and create confusion in the market.

The likelihood of any above-mentioned circumstances increases as we expand our network of learning centers. These events could influence the perception of our learning centers not only by our students and their parents, but also by other constituencies in the education sector and the general public. In addition to traditional media, there has been an increasing use of social media platforms in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. Information concerning our company, shareholders, affiliates, directors, officers, teaching staff and other employees, may be posted on such platforms at any time. Any negative review, comment or allegation about our company, our learing centers or services, regardless of merits, once disseminated through social media platforms may harm our brands, public image and reputation, which in turn may result in a loss of students and have a material adverse effect on our business, financial condition, results of operations and prospects.

Global Education also has franchised schools. Our control over the franchisees is based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures, set standards to guide our franchisees on operations of their learning centers and require all teachers and management personnel of our franchise teaching facilities to complete our mandatory trainings, our franchisees manage their businesses independently and are therefore responsible for the day-to-day operation of the franchise facilities. Furthermore, it is the franchisees and their teachers and employees that interact directly with students and their parents. In the event of any unsatisfactory performance or illegal actions by the franchisees or their employees or any incidents or operational issues in the franchise facilities, we may suffer reputational or financial damage which in turn might adversely affect our business as a whole. As we mainly rely on word-of-mouth referrals to attract prospective students, if our reputation or brands deteriorate, our overall business, prospects, financial condition and results of operations could be materially and adversely affected.

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

As of December 31, 2019, among our 756 lease contracts, we had not been able to receive copies of the valid title certificates or proof of authorization to lease properties to us from the lessors for 133 leased properties. Our use of some of leased properties does not comply with the approved use stipulated in the title certificates of such properties or the lease agreements. As of December 31, 2019, we were not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning center and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms commercially acceptable to us, our business and results of operations could be materially and adversely affected.

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

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. As of December 31, 2019, we had leased 626 business premises for our training institutions and their tutoring branches, and we have complied with the foregoing fire safety permit and filing requirements for 385 of these premises. We have arranged inspections for 57 premises by local fire control authorities and obtained written records of passing the fire safety inspections. Besides, the construction units have obtained the fire safety permits in connection with the construction of the buildings where another 98 premises are located, and we are in the process of completing further fire safety filings with respect to the interior decoration of such premises. However, as of December 31, 2019, we had neither obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings for the remaining 86 leased business premises. We cannot assure you that we may be able to obtain the fire safety permits, rectify our non-compliance or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all, and we may be subject to fines and orders to rectify within a specified period of time or to suspend operations for our non-compliance. As a result, we may not be able to occupy certain of our current locations and may be ordered to relocate our operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our business, results of operations and financial conditions.

In addition, according to PRC fire safety laws and regulations, venues for children’s activities generally may not be located above the third floor of a building, depending on its fireproof conditions. As of December 31, 2019, 90 of our business premises for children’s activities, including certain sections of our K-12 and study-abroad programs that target children were located above the third floor of a building. Nevertheless, we have either complied with the fire safety filing requirement or arranged fire safety inspections by the local fire control authorities and obtained written records of passing the fire safety inspections for 60 business premises. We may be subject to fines and orders to suspend operations if the remaining 30 business premises are inspected and found to be in violation of the fire safety regulations, which could materially and adversely affect our business, results of operations and financial condition.

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

The internet industry and education industry in China are highly regulated by the PRC government. As we provide online education services and products, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our education services in China. We have obtained Internet Content Provider Licenses, or ICP Licenses, for some of our online platforms, and intend to register the remaining online platforms, including Puxin Online School, on our current ICP Licenses or apply for new ICP Licenses for these platforms. We may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

For example, we offer certain audio-visual content on our websites as supplementary course materials. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-visual program service” under the Administrative Measures Regarding Internet Audio-Visual Program Services, our VIE and its subsidiaries may be required to obtain a license for disseminating audio-visual programs through Internet. We may also be required to obtain the Permit for Production and Operation of Radio and TV Programs if the governmental authorities determine that the online courses we offer fall within the definition of “radio and television program” under relevant rules. Puxin Online School has obtained a Permit for Production and Operation of Radio and TV Programs. Moreover, we may be required to obtain the online publishing services permit for our online educational products, such as Puxin Online School, Puxin Dual-Teacher Classrooms, Puxin Superior Classes, foreign teacher classes and GEDU Online. If we are not able to obtain such licenses, we may further be subject to fines, legal sanctions or an order to suspend our on-line courses providing service.

No material fines or other penalties has been imposed on us for non-compliance with licensing requirements for our online platforms in the past. However, if we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or revocation of the operation permits of the non-compliant schools, any of which may materially and adversely affect our business, financial condition and results of operations.

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

In 2017, 2018 and 2019, we did not recognize any impairment loss in relation to goodwill or intangible assets arising from our acquisitions. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which could have a material adverse effect on our results of operations.

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

We may encounter disputes and administrative penalties from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our trademarks, logos, trade names, technologies, products, courseware, course materials or any intellectual property developed or used by us do not or will not infringe the intellectual property rights held by third parties. We and our schools have been involved in disputes with third parties claiming infringement of intellectual property rights by us, and we may continue to be subject to such disputes in the future. For example, in July 2017, Beijing Global Education & Technology Co., Ltd., or Beijing Global Education, which we acquired in August 2017, received a letter issued by the legal counsel of IDP Education Limited, The Chancellor Masters and Scholars of the University of Cambridge Acting by the University of Cambridge Local Examination Syndicate and the British Council (collectively the “IDP Claimants”). In such letter, the IDP Claimants alleged that Beijing Global Education infringed their trademark rights and requested Beijing Global Education and all of its schools and learning centers to deregister and stop the use of any trademarks that contain the words of “IELTS,” “YASI,” “” and “” and remove these words from their trade names and logos. From July 2017 to October 2019, we negotiated with the IDP Claimants. In September and October of 2019, we entered into certain cooperation agreements with BC Education Consulting (Beijing) Co., Ltd., or BC Education, which acted on behalf of the British Council, and became a business partner of BC Education. To comply with the cooperation agreements, we stopped using “IELTS” or “” in our domain names and trade names and instead used “Global Education” in our domain names and trade names. The IDP Claimants other than British Council have not taken any further action against us for the alleged infringement, but we cannot assure you that they would not initiate any legal proceedings against us in the future.

In August 2017, Beijing Global Education received a cease-and-desist letter from Pearson (Beijing) Management Consulting Co., Ltd., or Pearson Beijing, alleging that Beijing Global Education and certain of its franchised schools have infringed the intellectual property of Pearson PLC, including but not limited to “/Longman” trademarks and certain other trademarks and brands, and demanding that the infringers immediately cease the infringement. Beijing Global Education ceased the alleged infringement and sent a letter to all franchise schools involving the use of the intellectual property of Pearson PLC, requesting them to cease the alleged infringement. We cannot guarantee that these franchise schools will cease the alleged infringement in a timely manner, or at all, or that our corrective measures will prove to be satisfactory to Pearson Beijing or Pearson PLC. As of December 31, 2019, neither Pearson Beijing nor Pearson PLC had taken any further action, including legal proceedings, against Beijing Global Education or us for the alleged infringement. However, there is no assurance that Pearson Beijing or Pearson PLC would not initiate any legal proceedings against Beijing Global Education or us in the future.

If any of the above-mentioned parties or other third parties initiate litigation against us alleging infringement upon their intellectual property rights, defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or subject us to injunctions prohibiting the distribution and marketing of the relevant brand or services. To the extent that licenses are not available to us on commercially reasonable terms or at all, we may be required to spend considerable time and resources sourcing alternative technologies or copyrights or designing alternative trademarks or brands, if any, or we may be forced to delay or suspend the sale of the relevant services or the promotion of the relevant brand. We may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit. Protracted litigation could also result in our customers or potential customers deferring, reducing or canceling their use of our services. In addition, we could face disruptions to our business operations as well as damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

The successful development, stable operation and effective maintenance of our systems and information technology infrastructure, such as our CRM system, ERP system, Puxin Teacher & Student App and a variety of cloud-based online products and services, is critical to the attractiveness of our online and offline programs and the management of our business operations. Thus, any material breakdown of our information technology systems, any interruptions or malfunctions to our information technology systems or any loss of the right to use the programs licensed from third parties could cause interruption to our business. In addition, we would suffer economic and reputational damage if a technical failure of our systems causes a leak of student data, including identification or contact information. As of the date of this annual report, our information systems had not encountered material errors or technical issues and there was no material leak of student data which could damage our reputation and disrupt our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems, our ability to realize our strategic objectives and our profitability could be adversely affected, and may harm our reputation and brand names and materially and adversely affect our business and results of operations.

Our relationships with overseas education service providers may deteriorate.

We collaborate with various overseas schools and institutions, as well as overseas examination agencies, to provide overseas study programs and tests. These relationships allow us to offer more diverse programs and classes and charge a premium for the programs we offer with other overseas education service providers. We can also enhance our brand and reputation and have more exposure to international education methods and experiences through these relationships.

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

We operate most of our K-12 tutoring schools and a small portion our study-abroad tutoring schools under the co-brand names, such as “Puxin-YESSAT” and “Puxin-Fubusi.” We operate the majority of our study-abroad tutoring schools under multiple different brands, such as ZMN Education, Global Education and Milestone Education. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. In the long term, we intend to promote a unified brand “Puxin” to foster our corporate image, which represents the entire spectrum of education services we offer. We may seek to transition our co-brand names and different brands to “Puxin” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

The education industry is vulnerable to health epidemics such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, COVID-19, Ebola or other epidemics. Additionally, our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snow, storm or hurricane, and natural disasters, such as earthquakes. These occurrences could cause cancelations of student enrollment and require the temporary or long-term closure of our learning centers while we may still remain obligated to pay rent and other expenses for these facilities. We may also face litigation and have to incur extra expenses if we are found negligent in the prevention and control of health epidemics in our facilities. Any outbreak of health epidemics and any occurrence of natural disasters in China therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the years ended December 31, 2016 and 2017 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board Standard, or PCAOB, and other control deficiencies. The material weakness identified relates to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We have implemented and are continuing to implement a number of measures to remedy this material weakness and the other control deficiencies. As of December 31, 2018, we determined that the above-mentioned material weakness had been remediated. In preparing our consolidated financial statements for the year ended December 31, 2018, we identified certain control deficiencies in our internal control over financial reporting as of December 31, 2018. As of December 31, 2019, we determined that such control deficiencies had been remediated. We have also adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Puxin Education adopted its 2014 Great Talent Share Incentive Plan in December 2014, and granted an aggregate of 142,783,400 options to purchase Puxin Education’s equity interest from 2015 to 2017 under this plan. We refer this plan as the Original Plan. In March 2018, we adopted Puxin Limited 2018 Great Talent Share Incentive Plan to replace the Original Plan and granted options to purchase 6,592,538 ordinary shares of Puxin Limited under this plan to replace the granted and outstanding options under the Original Plan. As of December 31, 2019, there were 5,929,076 options outstanding which entitle their holders to purchase 5,929,076 ordinary shares of Puxin Limited under this plan. We adopted Puxin Limited 2018 Grand Talent Share Incentive Plan in February 2018, which permits granting of share options to purchase up to 16,400,000 ordinary shares pursuant to all awards under this plan. On March 31, 2018, we granted options to purchase 16,400,000 ordinary shares under this plan. In March 2019, we adopted Puxin Limited 2019 Noble Talent Share Incentive Plan which permits granting of share options to purchase up to 8,879,986 ordinary shares under this plan. On March 6, 2019, we granted options to purchase 8,879,986 ordinary shares under this plan.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. In  2017, 2018 and 2019, we incurred share-based compensation expense of RMB55.8 million, RMB375.0 million and RMB230.4 million (US$33.1 million). Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Failure to comply with governmental regulation and other legal obligations concerning personal information may adversely affect our business, as we routinely collect, store and use personal information during our business.

We routinely collect, store and use personal information during our business. We are subject to the PRC laws and regulations governing the receiving, storing, sharing, using, processing, disclosure and protection of personal information on the Internet and mobile platforms. See “Item 4. Information on the Company⸻B. Business Overview⸻Regulation⸻Regulations on Protection of Personal Information of Citizens.” The scope of these laws and regulations may change depending on varied interpretations. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 to carry out regulatory inspections on mobile Internet applications which collect and use personal information in violation of laws and regulations. This announcement prohibits business operators from collecting personal information that is irrelevant to their services or forcing users to grant their authorizations by making the user’s authorization as a default setting, bundling a plugin authorization or suspending installation in the event of failure to obtain the user’s authorization. On November 28, 2019, the National Internet Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation further jointly issued a notice to classify and identify illegal collection and use of personal information. As the above-mentioned announcement and notice are relatively new, we cannot assure you that we can adapt our operations to the new requirements promptly. If we fail to comply with these laws and regulations, we may be penalized by the relevant authorities and be subject to litigation or negative public statements against us by consumer advocacy groups or others, and our operations or reputation could therefore be adversely affected.

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

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay, WeChat Pay and UnionPay. We may be susceptible to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our students, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Risk Factors Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. Our Cayman Islands incorporated holding company is not an educational institution and does not provide education services. Due to these restrictions, we operate our K-12 tutoring business and study-abroad tutoring business in China primarily through Puxin Education Technology Group Co., Ltd, or Puxin Education or VIE, and its subsidiaries. We entered into a series of contractual arrangements with Puxin Education and its shareholders. Our VIE and its subsidiaries are the entities that hold certain licenses and permits relating to the K-12 tutoring business and study-abroad tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries to operate our business. See “Item 4. Information on the Company—C. Organizational Structure—Organizational Structure” for more information.

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

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

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

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, Purong (Beijing) Information Technology Co., Ltd., or Purong Beijing, our VIE and its shareholders are not conducted on an arm’s-length basis and adjust the income of our VIE through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of Purong Beijing and our VIE. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on Purong Beijing and our VIE for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our VIE materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

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

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiary are subject to the filing of the investment information with the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory limit. Any medium-or long- term loan to be provided by us to our VIE must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on March 30, 2015, the SAFE promulgated the Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, a regulation regarding the conversion by an FIE of its capital contribution in foreign currency into Renminbi. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditures beyond their business scopes. In June 2016, the SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 19 and Circular 16 continue to prohibit FIEs from, among other things, using the Renminbi fund converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. As we expect to use the proceeds of the initial public offering in China in the form of RMB, our PRC subsidiaries, our VIE and our VIE’s subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, Circular 19, Circular 16 and relevant foreign exchange rules may significantly limit our ability to convert the net proceeds from the initial public offering in US dollar to RMB and transfer the net proceeds to our VIE and its subsidiaries through our PRC subsidiaries, which may adversely affect our ability to expand our business. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, not in violation of applicable laws, and in compliance with the negative list on foreign investments. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

We are incorporated in the Cayman Islands as an exempted company with limited liability and conduct substantially all of our operations in China. Substantially all of our assets are located in China. All our executive officers and senior management reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces and PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

The trading price of our ADSs had ranged from US$5.00 to US$14.04 per ADS in 2019. The last reported trading price on April 9, 2020 was US$4.30 per ADS. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The trading performances of these Chinese companies’ securities after their securities offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay dividends out of profits, retained earnings or share premium, provided that in no circumstances may dividends be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot guarantee that our ADSs will appreciate in value going forward or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2019 or that we will not be a PFIC for 2020 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for purposes of the PFIC rules. Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2019. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

If we were a PFIC for 2019 or any other taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies with limited liability, like us, have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company with limited liability and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands exempted company with limited liability listed on NYSE, we are subject to the corporate governance listing standards under the NYSE. However, NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards under the NYSE. Shareholders (not being directors) of Cayman Islands exempted companies with limited liability like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association that became effective immediately prior to the initial public offering, the minimum notice period required for convening a general meeting is ten calendar days.

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

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for the year ended December 31, 2019, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Subsequent to the establishment of Puxin Education, we acquired and established a number of entities to grow our business. Since our inception, we have acquired 64 schools in China through equity or assets purchases. The total number of our learning centers increased from 99 as of December 31, 2015 to 386 as of December 31, 2018. As of December 31, 2019, the number of our learning centers was 446, consisting of 334 K-12 learning centers and 112 study-abroad learning centers.

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

We are a successful consolidator in the after-school education industry in China. We have strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Since our inception, we had acquired 64 schools and built a nationwide network of 446 learning centers across 35 cities in China as of December 31, 2019. Our total student enrollments increased from 1,275,723 in 2017 to 1,846,349 in 2018 and further increased to 2,872,025 in 2019.

We offer a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. We strive to further expand the breadth of our service offerings. In 2019, we started to offer full-time tutoring to high school students who are preparing for university entrance exams and art college admission exams in China.

Since 2019, we have implemented an online- merge-offline strategy, or OMO strategy, through which we leverage our nationwide network of learning centers to improve students’ learning experience and enhance monetization through online platforms to complement the classroom-based K-12 tutoring services. In November 2018, our Puxin Online School started to offer online courses in a large-class setting targeting students in cities of tier-3 and below in China, which enables us to achieve further market penetration and capture more opportunities in those cities. To complement our classroom-based tutoring courses, we have started to offer online tutoring classes on weekdays to students of K-12 group class and personalized tutoring courses since January 2019, which have increased the time that our students spent with us and thus enhance their stickiness. We offer Puxin Dual-Teach Classrooms which are live streaming classes where a teacher from one of our learning center partners with another teacher located in other learning centers to jointly conduct online lectures to students. In order to leverage our localized course contents and teaching staff, we plan to build learning centers in suburban areas or satellite cities within a reasonable proximity to the cities where we have already operated learning centers and offer Puxin Dual-Teacher Classrooms at these locations. We believe this initiative will enable us to further expand our coverage and penetration in local markets.

K-12 Tutoring Services

Our K-12 tutoring services provide result-oriented educational services in various forms, such as classroom-based after-school tutoring, full-time tutoring for preparation of university entrance exams and art college admission exams, as well as online courses in a large-class setting, to help students enhance their academic results. We provide a study plan tailored to fit a student’s aptitude, grade level, past academic performance, future academic goals, and other pertinent factors. Our curricula cover all K-12 academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, politics science, geography and history, as well as specialized artistic skill trainings for art college admission exams in China. As of December 31, 2019, we had 334 K-12 learning centers, including 309 learning centers for after-school tutoring and 25 learning centers for full-time tutoring. We launched Puxin Online School in November 2018 to offer online K-12 tutoring courses in a large-class setting. For more details about Puxin Online School, see “— Online Platforms — Puxin Online School.”

After-school Tutoring Services

We offer after-school tutoring services in group class settings and through personalized sessions.

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

As of December 31, 2019, we offered group classes at 241 out of our 334 K-12 learning centers. We had 2,528,417 student enrollments in our K-12 group class courses in 2019. For schools operating under our management for over 12 months, the retention rate of our K-12 group class courses reached 72.1% and the K-12 group class utilization rate reached 78.2% in 2019.

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

We strive to provide a supportive learning environment to our students by efficient and responsive communications. Our teachers and teaching assistants keep track of each student’s performance and progress and regularly communicate with our students and their parents. Most of our group classes are assigned a teaching assistant who is in close contact with the students and parents to provide comprehensive supporting services, such as class scheduling, homework assignments and collection of feedback on teaching quality. We also seek to involve the parents of our students in each stage of the tutoring process. During the tutoring sessions and throughout our service period, we periodically communicate with the parents, encourage them to provide feedback and suggestions on our courses and update them on the progress that their children have achieved in our courses.

In January 2019, we started to offer online tutoring classes on weekdays to students as an addition to their regular classes in classroom. Our weekday online classes focus on after-class practices, Q&As and error corrections to help students digest and master the course contents which can enhance their learning experience with us. We usually add one online sessions per week for students at grades three to nine. Our online classes have increased the time that our students spent with us and thus enhance students’ stickiness.

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

As of December 31, 2019, we offered personalized tutoring services at 195 out of 334 K-12 learning centers, mainly in tier-1 and tier-2 cities in China. In 2019, we had 55,518 student enrollments in our K-12 personalized tutoring classes.

Our personalized tutoring services generally comprise of three main components: (i) assessment and study plan formation, (ii) personalized tutoring and (iii) monitoring and tracking of an individual student’s progress. For each new student, we commence with a consultation followed by a comprehensive assessment designed to evaluate the student’s existing academic knowledge, test-taking skills and learning patterns. Our professional consultants and teachers use the results of the assessment to analyze each student’s academic strengths and weaknesses, and craft customized study plan based on each student’s aptitude and learning needs. Based on the customized study plans, our teachers will provide individualized sessions to the students to enhance their understanding of the subjects and practice test-taking skills. We have a designated team which continuously monitors and tracks an individual student’s progress to ensure personalized tutoring courses are tailored to the pace and learning pattern of each student. We also offer online tutoring classes on weekdays to students of personalized tutoring courses.

Full-time Tutoring Services

To further expand the breadth of our service offerings, in April 2019, we started to offer full-time tutoring to high school students who are preparing for university entrance exams and art college admission exams in China. We provide boarding services and create a closed-door environment for students. Our full-time tutoring programs usually last for six to nine months and we charge students tuition and boarding fees which typically range from RMB40,000 to RMB60,000 per student. As of December 31, 2019, we offered full-time tutoring services at 25 learning centers in Beijing, Xi’an, Jinan and Guangzhou. In 2019, we had 22,852 student enrollments in our K-12 full-time tutoring courses.

Other Services

We also offer certain extra-curricular courses to students, such as painting, calligraphy, music and science. Our courses are designed to inspire students’ creativity, enhancing their critical thinking and problem-solving abilities and enriching their life experience.

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

Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our experienced teachers generally teach in small and medium-sized classes ranging from one to 26 students. Course fees for our test preparation courses typically range from RMB45 to RMB1,500 per course hour, depending on the size of class, level of sophistication of the course and geographical region. In 2019, we had 67,230 student enrollments in our study-abroad test preparation courses.

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

Study-abroad Consulting Services

We provide quality guidance for students and working adults who intend to study in United States or Commonwealth countries. In 2019, we had 4,944 student enrollments in our study-abroad consulting services.

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

Puxin Online School

We launched Puxin Online School in November 2018 to offer online courses in a large-class setting for students from grades three through grade 12 in cities of tier-3 and below in China. Our courses are offered in large-class format, which amplifies the benefits of online education and allows us to rapidly expand our student base into the lower tier cities where we have not yet established presence. In 2019, Puxin Online School had a total student enrollments of 193,064 and its regular tuition fees typically ranged from RMB299 to RMB2,400 per course. Puxin Online School also offers promotional courses to attract new students and at the same time attract existing students to subscribe for more subjects. We generated net revenues of RMB16.5 million (US$2.4 million) from the online courses offered by Puxin Online School in 2019.

We have a comprehensive set of course offerings for K-12 courses, covering core K-12 academic subjects, including mathematics, English, Chinese, physics, chemistry and political science. We develop substantially all of our course contents in-house to provide high quality and effective online education experience for students. Our lecturers use our standardized curriculum for each course to ensure a seamless and effective learning experience for students of different grades and background.

We have dedicated teaching staff for the online courses offered by Puxin Online School, consisting of high quality lecturers and professional tutors. We assign one lecturer and one tutor to each class. The lecturer teaches classes and tutor acts as the key contact person for after-class services to students, including Q&A sessions and homework review. As of December 31, 2019, we had 27 lecturers and 87 tutors for Puxin Online School.

Online Products and Services

In addition to Puxin Online School, we offer a variety of cloud-based products and services for K-12 tutoring and study-abroad tutoring services.

•

Puxin Dual-Teacher Classrooms. We offer live streaming classes where a teacher from one of our learning center partners with another teacher located in other learning centers to jointly conduct online lectures to students. Our Puxin Dual-Teach Classrooms currently focus on classes among learning centers in different cities. In order to leverage our localized course contents and teaching staff, we plan to build learning centers in suburban areas or satellite cities within a reasonable proximity to the cities where we have already operated learning centers and offer Puxin Dual-Teacher Classrooms at these locations. We believe this initiative will enable us to further expand our coverage and penetration in local markets.

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

Mobile Application

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

In addition, our students’ parents can enroll in new courses, track students’ study progress and make payments through Puxin Teacher & Student App, which allows us to allocate our teaching resources in advance according to the data collected online. We update and diversify the functions of our Puxin Teacher & Student App to support our services to students and their parents.

Our Network

We deliver our educational services to students through an extensive network of directly operated learning centers. Our physical network of learning centers comprises K-12 learning centers, study-abroad test preparation learning centers and study-abroad learning centers. As of December 31, 2019, we had 446 learning centers in 35 cities in China, including 334 K-12 learning centers and 112 study-abroad learning centers.

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

Most of our learning centers have classroom facilities to serve students who attend our courses. Our K-12 after-school learning centers are generally located near elementary schools, middle schools or residential areas. Our study-abroad test preparation learning centers are generally located near colleges and universities or testing centers. We lease substantially all of our facilities, office and classroom spaces for each learning centers.

For our study-abroad tutoring services, in addition to our directly operated learning centers, we have franchised schools which are franchisees of Global Education. As of December 31, 2019, we had 74 franchised learning centers operated by the franchisees of Global Education. We charge franchise fees every year ranging from RMB120,000 to RMB350,000 as consideration for the right we granted to the franchisees and do not share any revenue that franchised schools generate. After all of the existing franchise agreements expire or are terminated, we do not plan to renew or grant any rights to third parties to conduct the business of educational services under any of our brands or trademarks.

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

Our Acquisitions

We have grown our business through strategic acquisitions of businesses. Since our inception, we have acquired 64 schools in China through equity or assets purchases. We have strong capabilities of and rich experiences in successful acquisitions and integration of schools. Through our acquisitions, we have realized significant economies of scale by increasing student enrollments, enlarging our team of teachers and consultants and expanding our geographic reach. Leveraging our comprehensive product and service offerings, we are able to achieve synergies by cross-selling across business lines, sharing facilities and resources and streamlining management and administrative functions.

The following table lists our acquisitions in 2019:

2019
Acquisitions(1)	Principal office location	Service offerings	Time of acquisitions(2)
Luzhou Longmatan	Luzhou	K-12 tutoring	January 2019
Xi’an Qingzhuo*	Xi’an	K-12 tutoring	April 2019
Beijing Qiushi	Beijing	K-12 tutoring	May 2019
Foshan Mingshi*	Foshan	K-12 tutoring	May 2019
Beijing Xiaoze(3)	Beijing	K-12 tutoring	July 2019
Beijing Jiuding	Beijing	K-12 tutoring	July 2019
Xi’an Intest	Xi’an	K-12 tutoring	July 2019
Wuhan Haoyuan	Wuhan	Study-abroad tutoring	July 2019
Nanjing Huoyanyan	Nanjing	K-12 tutoring	August 2019
Guangzhou Yishang	Guangzhou	K-12 tutoring	August 2019
Xi’an Qingmei	Xi’an	K-12 tutoring	August 2019
Xi’an Renmin*	Xi’an	K-12 tutoring	August 2019
Dalian Keyuan*	Dalian	K-12 tutoring	November 2019

*	Puxin Education is in the process of being registered with local government authorities as shareholder of the acquired entities and/or the schools operated by these entities.
(1)	Acquisitions include equity purchase or assets purchase conducted by our VIE, Puxin Education, and its subsidiaries.
(2)

Time of acquisitions refers to (i) with respect to equity acquisitions, the time when we obtained the control over the operations and management of the entities acquired, and (ii) with respect to assets acquisitions, the time of closing of the acquisition.

(3)

Beijing Xiaoze Education Technology Co., Ltd., which is a wholly-owned subsidiary of our VIE, holds an 85% equity interest in Jinan Xiaoze Education Technology Co., Ltd. and Jinan Xiaoze Culture & Idea Co., Ltd., respectively.

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

Our systematic integration approach underpins our robust growth achieved by strategic acquisitions and organic growth. Excluding net revenues generated by Puxin Online School, out of our total net revenues of RMB1,181.9 million from K-12 tutoring services in 2018, RMB12.8 million net revenues were contributed by the schools acquired in 2018 and RMB1,169.1 million net revenues were contributed by the existing schools; out of our total net revenues of RMB1,927.4 million in 2019, RMB468.6 million net revenues were contributed by the schools acquired in 2019 and RMB1,458.8 million net revenues were contributed by the existing schools.

Course Material Development

We emphasize the quality of our course materials which is crucial to effectiveness of our teaching methodologies. Most of our K-12 tutoring curricula and course materials are developed and updated at the course research and development centers in Beijing and Taiyuan with a focus on the universal academic and examination requirements in the PRC education system. Our schools can adopt these curricula and course materials with modifications to satisfy local requirements and demands. We encourage all teachers and consultants to actively participate in our course materials development activities and contribute their talents and experiences. In addition, we had a dedicated team of 529 as of December 31, 2019, which is responsible for developing, updating and improving our curricula and course materials. All the team members have solid education background, extensive teaching experience and research achievements in the field of a certain subject.

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

We recruit K-12 teachers based on their teaching experience, learning ability and commitment to working with us in the long term. We hire teachers for the group classes and the personalized services separately. We routinely recruit teachers graduated from universities in China and experienced teachers with a solid track record and strong reputation from local public schools. We look for candidates who have a strong sense of purpose and possess certain level of sales skills. We had 3,207, 3,154 and 3,934 full-time K-12 teachers as of December 31, 2017, 2018 and 2019, respectively.

We hire highly qualified teachers with strong English and teaching skills for our study-abroad test preparation courses. Our study-abroad test preparation teachers are generally specialized in teaching particular courses, such as reading, writing, speaking or listening for IELTS or TOEFL. We had 976, 1,224 and 1,085 full-time study-abroad test preparation teachers as of December 31, 2017, 2018 and 2019, respectively.

We hire consultants who are familiar with comprehensive study-abroad application procedures for our study-abroad consulting services. We had 205, 214 and 173 full-time consultants as of December 31, 2017 and 2018 and 2019, respectively. The decreases in full-time study-abroad test preparation teachers and consultants in 2019 was primarily because we closed some small-size learning centers to improve the overall operational efficiency of our study-abroad learning centers.

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

Student Recruitment

We offer comprehensive K-12 tutoring services to students aging from three to 18. Our study-abroad tutoring services are designed to help middle school students, high school students and college students prepare for admission tests and applications for overseas study. Our full K-12 curriculum allows us to maximize the lifetime value of these enrollments by satisfying the entire breadth of our students’ educational needs. In the meantime, with lowering age of students studying abroad, we are able to cross-sell our study-abroad tutoring services to K-12 student base, and vice versa, extending our presence in students’ academic careers.

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

In addition to courses we offer at our regular prices, we also offer promotional K-12 tutoring programs to attract new students and at the same time attract existing students to subscribe for more subjects, primarily during the summer and winter breaks, as well as the Labor Day and National Day holidays in China. The prices for such promotional programs are usually at a discount of our regular tuition fees. In 2019, 35.6% of students chose to enroll in our regular courses after attending the promotional programs.

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

We place online and mobile advertisements mainly on major search engines in China. We also cooperate with innovative media platforms and place advertisements or advertorials on education-focused platforms and mobile apps. Furthermore, we have established online WeChat groups with existing and prospective students and their parents. We regularly place our advertisements and share education-related information in our WeChat groups to keep close interactions with potential students and their parents.

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

As of December 31, 2019, we had an information technology team of 223 engineers with experience and expertise in the fields of computer sciences and software development. We may further expand this team to meet the requirements of our future research and development.

Intellectual Property

As of December 31, 2019, we had registered 324 trademarks which bolster our strong brand recognition in the PRC, among which, 181 trademarks held by Global Education, 128 trademarks held by Puxin and 15 trademarks held by ZMN Education. As of December 31, 2019, we also held 194 domain names relating to our business, including our www.pxjy.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center, four registered works of art copyrights, 36 unregistered works of art copyrights and 90 registered software copyrights in the PRC. We own copyrights to the course contents we developed in-house.

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

PRC Laws and Regulations Relating to Foreign Investment Restrictions

Special Administrative Measures (Negative List)

The Foreign Investment Industries Guidance Catalog (2017 revision), or the 2017 Foreign Investment Catalog, which was promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, amended on June 28, 2017, and effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged”, (2) “restricted”, and (3)“prohibited”. The latter two categories are included in a negative list, which was first introduced into the 2017 Foreign Investment Catalog and specified the restrictive measures for the entry of foreign investment. On June 28, 2018, the NDRC and the MOFCOM jointly issued the List of Special Management Measures for the Market Entry of Foreign Investment (2018), or the 2018 Negative List, which became effective on July 28, 2018 and replaced the negative list attached to the 2017 Foreign Investment Catalog. On June 30, 2019, the NDRC and the MOFCOM jointly issued the List of Special Management Measures for the Market Entry of Foreign Investment (2019), or the 2019 Negative List, which became effective and replaced the 2018 Negative List on July 30, 2019. On June 30, 2019, the NDRC and the MOFCOM also jointly issued the Encouraged Foreign Investment Industry Catalog (2019), or the 2019 Encouraged Catalog, which became effective and replaced the “encouraged” category under the 2017 Foreign Investment Catalog on July 30, 2019. Pursuant to the 2019 Encouraged Catalog and the 2019 Negative List, (1) non-academic occupational skill training education is categorized as an encouraged industry for foreign investors, (2) preschool education, high school education and higher education are restricted industries for foreign investors, who foreign investors are only allowed to invest in preschool education, high school education and higher education in cooperative ways with the domestic party playing a dominant role in the cooperation, and (3) compulsory education, i.e. elementary school and middle school education, is a prohibited industry for foreign investors. Other education-related businesses that are not encouraged, restricted or prohibited fall into the allowed industry for foreign investors.

Besides, Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and was last amended on March 2, 2019. Pursuant to this regulation, any foreign entity that invests in the education business in China through Sino-foreign cooperation must be an education institution with relevant qualifications and experience in providing high-quality educational services outside China. Any Sino-foreign cooperative school and cooperative education program shall be approved by the relevant PRC authorities and obtain a permit for Sino-foreign cooperation in operating schools.

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

The provision of value-added telecommunications services falls in the restricted category under the 2019 Negative List and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communications, store-and-forward and call center).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT and MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.

As of December 31, 2019, our offline tutoring business falls into the category of allowed industry for foreign investment, while our online tutoring business falls into the category of restricted industry for foreign investment.

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

Amended Draft of the Implementation Rules for the Law on the Promotion of Private Education of the PRC

On August 10, 2018, the Ministry of Justice issued a revised draft of the Implementation Rules for the Law on the Promotion of Private Education of the PRC, or the Draft Implementation Rules, and an explanatory note for public review and comment till September 10, 2018, which specifies the requirements for the for-profit and non-profit private schools under the Amended Private Education Law. As of the date of this annual report, the Draft Implementation Rules was still pending for final approval and was not in effect.

According to the Draft Implementation Rules, certain key requirements for the private training institutions include:

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

For a detailed discussion on how the Draft Implementation Rules will affect our training institutions, see “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.”

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

Implementation Regulations for Classification Registration of Private Schools

On December 30, 2016, the MOE, the MCA, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Regulations for Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before the promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, reapply for a new private school operation permit, reregister as a for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by the governments at the provincial level. As of March 31, 2020, some provinces, autonomous regions or municipalities directly under the central government promulgated their respective regulations related to the classification registration of private schools, including Beijing, Shanghai, Tianjin, Chongqing, Guangdong, Jiangsu, Shaanxi, Shandong, Sichuan and Zhejiang, where we have learning centers.

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

Opinions on Regulating Development of After-school Education Institutions

On February 13, 2018, MOE, MCA, the Ministry of Human Resources and Social Security and SAIC jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, which came into effect on the same date. A series of inspections on after-school training institutions were performed by these government authorities and those with material potential safety risks were ordered to suspend business for self-inspection and rectification and those without proper establishment licenses or school operation permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Such inspections and rectifications were required to be completed by the end of 2018. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools. In addition, elementary or middle schools may not reference a student’s performance in the after-school training institutions as one of admission criteria.

On August 26, 2018, the State Council issued the Opinions on Supervising After-School Tutoring Institutions, or State Council Circular 80, which provide various guidance on regulating after-school tutoring institutions for primary and secondary school students. State Council Circular 80 reiterates prior guidance that after-school tutoring institutions must obtain a private school operation permit, and further requires such institutions to meet certain minimum requirements. For example, after-school training institutions are required to (i)  have a fixed training premise that conforms to specified safety criteria, with an average  area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii)  purchase personal safety insurance for class participants; and (iv) not hire any teachers who are working concurrently in primary or secondary schools, and teachers for tutoring in academic subjects such as Chinese, mathematics, English, physics, chemistry and biology are required to have the corresponding teaching qualifications. After-school tutoring institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school tutoring institutions may not exceed the corresponding national curricular standards and training progress may not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school tutoring institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 20:30 each day. Course fees can only be collected for courses in three months or shorter installments. Local authorities  are required to formulate local standards for after-school tutoring institutions within  their administrative area. If an overseas listed after-school tutoring institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operations, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website).In relation to online education service providers, State Council Circular 80 generally provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry.

On November 20, 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC  jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, or the Circular 10, which provides specific requirements for the local people’s governments at all levels to implement the requirements under State Council Circular 80.

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among others: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, shall file before October 31, 2019 if it has already conducted online after-school training; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.

The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 60 days; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in grade 1 and grade 2. The online after-school training platforms shall have eye protection and parental supervision functions; (iii) the online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after review by the competent provincial education regulatory authorities shall complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education before the end of 2019. The MOE expects to further promulgate implementation rules with respect to such filing requirements. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games.

On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

Disciplinary Measures for Violation of Professional Ethics of Elementary and Secondary School Teachers

MOE promulgated the Disciplinary Measures for Violation of Professional Ethics of Elementary and Secondary School Teachers on January 11, 2014, and amended on November 8, 2018, which prohibits teachers of elementary and secondary schools from providing paid tutoring activities or introducing students and providing relevant information to after-school training institutions or any third party. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants.”

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

In addition, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China, or the CAC, on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

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

Regulation Related to Production and Distribution of Radio and Television Programs

On July 19, 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, which became effective on August 20, 2004 and were last amended on October 31, 2018. The Radio and TV Programs Measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.

Internet Cultural Activities

On May 10, 2003, MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on July 1, 2003 and was last amended on December 15, 2017. The Internet Culture Provisions require ICP service providers engaging in commercial Internet cultural activities to obtain a permit from the appropriate culture authority. Internet cultural activities include (i) the production, duplication, importation, and broadcasting of Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of Internet cultural products. “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include Internet cultural products produced specifically for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art and cartoons and duplicated for dissemination on the Internet.

On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Permit and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of Internet Culture Permit, and further clarifies that educational live streaming activities are not online performances.

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

Regulation Relating to Publication Distribution

The State Council promulgated the Administrative Regulations on Publishing, or the Publishing Regulations, on December 25, 2001, and last amended on February 6, 2016. In accordance with the Publishing Regulations, publishing activities refer to the publishing, printing, copying, importation or distribution of publications, such as books, newspapers, periodicals, audio and video products and electronic publications, and an entity engaging in publishing activities is required to obtain an approval from the relevant publication administrative authorities. Under the Administrative Measures for the Publication Market, or the Publication Market Measures, which was jointly promulgated by the SAPPRFT and the MOFCOM and became effective on March 25, 2011, as amended on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business.

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

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the NPC on April 29, 1998, last amended by the Standing Committee of the NPC on April 23, 2019, and became effective as of April 23, 2019, as well as other relevant detailed fire prevention regulations, require that premises of training institutions and their tutoring branches must either obtain a fire safety assessment permit or complete a fire safety filing. Nevertheless, in accordance with the Provisions on Supervision and Administration of Fire Protection of Construction Projects, which was promulgated by the Ministry of Public Security on July 17, 2012 and became effective on November 1, 2012, a construction project that is not subject to a construction permit is exempted from the fire safety filing requirement. And according to the Provisions on Administration of Construction Permit of Construction Projects, which was promulgated by the Ministry of Housing and Urban-Rural Development, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters is exempted from the requirement of a construction permit.

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

Regulations Relating to Employment, Social Insurance and Housing Provident Fund

Employment

According to the PRC Labor Law, or the Labor Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on July 5, 1994, came into effect on January 1, 1995, and was last amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees. An employer shall establish and develop labor safety and health systems, stringently implement national protocols and standards on labor safety and health, get employees to receive labor safety and health education, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with the relevant national standards. An employer must provide employees with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, and provide regular health examinations for employees that are engaged in work with occupational hazards. Employees engaged in special operations must receive specialized training and obtain pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations, and vocational training for employees shall be carried out systematically based on the actual conditions of the company.

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

PRC Laws and Regulations Relating to Trademark, Domain Name and Copyright

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was last amended on April 23, 2019, and came into effect on November 1, 2019, the term “registered trademarks” refers to trademarks that have been approved by and registered with the Trademark Office of the State Administration for Industry & Commerce, and includes commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark registered under its name, which shall be protected by laws.

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

Pursuant to the Computer Software Protection Regulations last amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The owner of a software copyright may authorize others to exercise that copyright, and shall have the right to receive remuneration. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, and amended on June 18, 2004, which applies to software copyright registration, license contract registration and transfer contract registration.

Regulations on Tax

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of the PRC, or the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Small and micro enterprises meeting certain conditions are entitled to a preferential EIT rate of 20%. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a nonresident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

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

PRC Value-added Tax in Lieu of Business Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. Pilot industries in Shanghai include industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched its pilot program on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on the Comprehensive Promotion of the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries and living service industries. Some of our subsidiaries as a small-scale taxpayer will be required to pay VAT at a tax rate of 3% for the services. Pursuant to the Announcement on Policies for Deepening the VAT Reform issued on March 20, 2019 by the MOF, the SAT and General Administration of Customs, which came into effect on April 1, 2019, the tax rates of 16% and 10% applicable to the taxpayers who have VAT taxable sales activities or imported good are further adjusted to 13% and 9%, respectively.

PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing FIEs established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within the next five years. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” means any enterprise established under the PRC law that is wholly or partially invested by foreign investors, and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares and other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on the negative list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application equally as one made by a domestic enterprise, except otherwise provided by laws or regulations. In addition, foreign investors, or FIEs, are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, and became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, (1) the “other investors” referred in the Foreign Investment Law include Chinese natural persons; (2) the existing FIEs established pursuant to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law may, within the five-year period following the implementation of the Foreign Investment Law, adjust their corporate form and complete the change in registration pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and relevant laws and regulations, and if it fails to do so, the enterprise registration authority will not process other registration matters of the FIE and may publicize such non-compliance starting from January 1, 2025; (3) if the existing FIE adjusted its corporate form pursuant to the relevant laws and regulations, the provisions regarding transfer of equity interests, distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing FIE may survive the Foreign Investment Law.

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

According to applicable PRC regulations on FIEs, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered FIEs, the PRC subsidiaries must file an investment information report with the MOFCOM or its local counterpart in connection with the increase of its registered capital.

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

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how it will be interpreted and implemented by SAFE and competent banks.

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

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2019.

Puxin Limited (Cayman Island) 100% Prepshine Holdings Co., Limited (Hong Kong) 100% 100% Beijing Global Education & Technology Co., Ltd. (“Global Education”) Purong (Beijing) Information Technology Co., Ltd. (“Purong Beijing”) Mr. Yunlong Sha Other Existing Shareholders(1) 64.243% 35.757% Outside PRC Inside PRC Puxin Education Technology Group Co., Ltd.  (“Puxin Education” or “VIE”) 80% 100% 100% Puhe Education Technology Co., Ltd. 51 Directly and Wholly-owned Subsidiaries Beijing Meitong Education Consulting Co., Ltd. 100% 100% ZMN International Education Consulting (Beijing) Co., Ltd.  (“ZMN Education”) Shanghai Global Career Education & Technology Holdings Limited 100% 100% 16 Directly and Wholly-owned Subsidiaries 25 Directly and Wholly-owned Subsidiaries Direct ownership Contractual arrangement

(1)

Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Tianjin Puxian Education and Technology Limited Partnership, Shanghai Trustbridge Investment Management Co., Ltd. and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership hold a 5.698%, 3.419%, 1.140%, 18.233%, 3.6335% and 3.6335% equity interest in Puxin Education, respectively.

The following table sets forth summary information for our subsidiaries as of December 31, 2019.

Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership Interest
Prepshine Holdings Co., Limited	Hong Kong	100%
Beijing Global Education & Technology Co., Ltd.	PRC	100%
Purong (Beijing) Information Technology Co., Ltd.	PRC	100%

We operate our businesses in the PRC through Puxin Education, our VIE, and its subsidiaries. The following table sets forth summary information for Puxin Education’s directly-owned subsidiaries as of December 31, 2019.

Subsidiary of Puxin Education	Jurisdiction of Incorporation	Percentage of Ownership Interest
Beijing Meitong Education Consulting Co., Ltd.(1)	PRC	100%
Beijing Shangxin Education Technology Co., Ltd.	PRC	100%
Taiyuan Puxin Culture and Arts Co., Ltd.	PRC	100%
Taiyuan Puxin Culture Communication Co., Ltd.	PRC	100%
Guangzhou Yingxun Lixiang Education Information Consulting Co., Ltd.	PRC	100%
Beijing Meikaida Education Technology Co., Ltd.(2)	PRC	100%
Tianjin Xinsiyuan Culture Communication Co., Ltd.	PRC	100%
Beijing Puda Education Technology Co., Ltd.	PRC	100%
Shenyang Meitong Education Information Consulting Co., Ltd.	PRC	100%
Beijing Pule Education Technology Co., Ltd.	PRC	100%
Beijing Pule Travel Co., Ltd.	PRC	100%
Jinan Puxin Education Technology Co., Ltd.	PRC	100%
Beijing Ruibao Tongqu Education Consulting Co., Ltd.	PRC	100%
Guizhou Puxintian Education Technology Co., Ltd.	PRC	100%
Beijing Jiameixin Education Consulting Co., Ltd.	PRC	100%
Jinan Pude Education Technology Co., Ltd.	PRC	100%
Jinan Qifa Education Consulting Co., Ltd.	PRC	100%
Nanjing Diyu Investment Management Co., Ltd.	PRC	100%
Shaoxing Puxin Education Information Consulting Co., Ltd.	PRC	100%
Yunnan Pude Education Information Consulting Co., Ltd.	PRC	100%
Ningbo Puxin Education Technology Development Co., Ltd.	PRC	100%
Chengdu Puxin Shenglong Education Technology Co., Ltd.	PRC	100%
Nanjing Dreams & Stars Information Consulting Co., Ltd.	PRC	100%
Shenzhen Davis Information Consulting Co., Ltd.	PRC	100%
Shanghai Pukuan Education Technology Co., Ltd.	PRC	100%
Luoyang Pucai Education Technology Co., Ltd.	PRC	100%
Dalian Pude Education Consulting Co., Ltd.	PRC	100%
Xi’an Puxin Shanghe Culture Development Co., Ltd.	PRC	100%
Luzhou Puxin Culture Communication Co., Ltd.	PRC	100%
Beijing Xuezong Tianxia Education Technology Co., Ltd.	PRC	100%
Shenyang Puxin Yingcai Education Consulting Co., Ltd.	PRC	100%
Chongqing Puxin Technology Co., Ltd.(3)	PRC	100%
Shenyang Pude Education Technology Co., Ltd.	PRC	100%
Jilin Puxin Education Technology Co., Ltd.	PRC	100%
Yancheng Tiantian Xiangshang Puxin Education Technology Co., Ltd.	PRC	100%
Fuzhou Pude Education Technology Co., Ltd.	PRC	100%
Hangzhou Puxin Technology Co., Ltd.	PRC	100%
Shandong Zengyu Trading Co., Ltd.	PRC	100%
Kunming Wuhua Pude Education Training School	PRC	100%
Foshan Mingshi Education Technology Co., Ltd.(4)	PRC	100%
Nanjing Huoyanyan Culture Development Co., Ltd.	PRC	100%
Guangzhou Yishang Arts Education Technology Co., Ltd.	PRC	100%
Xi’an Intest Management Consulting Co., Ltd.	PRC	100%
Beijing Xiaoze Education Technology Co., Ltd.(5)	PRC	100%
Beijing Jiuding Arts Education Technology Co., Ltd.	PRC	100%
Xi'an Qingmei Fengxiang Education Consulting Co., Ltd.	PRC	100%

Xi’an Pumin Education Technology Co., Ltd.	PRC	100%
Xi’an Pude Qingzhuo Education Technology Co., Ltd.	PRC	100%
Dalian Keyuan Culture Consulting Co., Ltd.(6)	PRC	100%
Changchun Chaoyang Puxin Training School Co., Ltd.	PRC	100%
Pude Education Technology Co., Ltd.	PRC	100%
Shanghai Puyou Information Technology Co., Ltd.	PRC	100%
Puhe Education Technology Co., Ltd.	PRC	80%

(1)

Beijing Meitong Education Consulting Co., Ltd. holds the 100% equity interest in Shanghai Global Career Education & Technology Holdings Limited and ZMN International Education Consulting (Beijing) Co., Ltd., respectively.

(2)

Beijing Meikaida Education Technology Co., Ltd. has two wholly-owned subsidiaries, including Tianjin Puxin Online School Education Technology Co., Ltd., which operates our Puxin Online School business.

(3)	Puxin Education is in the process of being registered with local government authorities as shareholder of Chongqing Puxin Technology Co., Ltd.
(4)	Puxin Education is in the process of being registered with local government authorities as shareholder of Foshan Mingshi Education Technology Co., Ltd.
(5)	Beijing Xiaoze Education Technology Co., Ltd. holds an 85% equity interest in Jinan Xiaoze Education Technology Co., Ltd. and Jinan Xiaoze Culture & Idea Co., Ltd., respectively.
(6)	Puxin Education is in the process of being registered with local government authorities as shareholder of Dalian Keyuan Culture Consulting Co., Ltd.

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

We currently lease substantially all of the properties we use to operate our business. We are headquartered in Beijing, and the business premises of our schools and learning centers are located in 35 cities in China. Our leases have terms of one to 12 years.

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

Major Factors Affecting Our Results of Operations

We operate in China’s after-school education market, and our results of operations and financial condition are significantly affected by general factors affecting China’s education industry, including China’s overall economic growth, the increase in per capital disposable income, the growth in spending on after-school education services and demographic trends as a result of China’s population policies.

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

Number of Student Enrollments

Our revenues primarily consist of tuition from students enrolled in our courses and consulting programs, which is directly driven by the increase in student enrollments. In 2017, 2018 and 2019, our total student enrollments were 1,275,723, 1,846,349 and 2,872,025 respectively. Our growth in student enrollments is directly affected by our ability to recruit new students and retain our current students.

Our ability to attract new students is largely dependent on our reputation and brand recognition and the varieties of our courses and service offerings. Our reputation and brand recognition were primarily driven by the proven academic performance of our students and the high-quality of our teaching faculty. We have expanded our service offerings to a full spectrum of after-school education services to students of all age groups in various class formats since establishment. Our course and service offerings cover all core subjects in China’s school curricula at each grade level of the K-12 system, as well as certain extra-curricular courses, such as painting and calligraphy. We started study-abroad test preparation courses and study-abroad consulting services in July 2015 and September 2015, respectively. We started to offer online courses in a large-class setting through Puxin Online School in November 2018 with a focus on tier-3 or lower tier cities in China. In April 2019, we started to offer full-time tutoring to high school students who are preparing for university entrance exams and art college admission exams in China.

In addition, a high K-12 group class student retention rate has also contributed to our total student enrollment growth. In 2017, 2018 and 2019, the K-12 group class student retention rate of our schools operating under our management for over 12 months reached 70.1%, 71.5% and 72.1%, respectively, as a result of our high-quality services and the high satisfaction rate of our current students and their parents. Besides, our expansion of courses and service offerings also allows us to conduct cross-selling, improve student stickiness to realize synergies across business lines and maximize student lifetime value for our long-term growth.

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

Our learning centers increased from 386 as of December 31, 2018 to 446 as of December 31, 2019, reflecting the combination of (i) 41 learning centers we acquired, (ii) 94 learning centers we constructed in 2019, and (iii) 75 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers. The table below sets forth the number of our learning centers in operation throughout the period indicated and the number of our newly acquired and constructed centers during each period:

	For the Year Ended December 31,
	2017	2018	2019
Learning centers at the beginning of the period	231	400	386
Newly acquired learning centers during the period	155	14	41
Newly constructed learning centers during the period	46	45	94
Closed learning centers during the period	(32)	(73)	(75)
Learning centers at the end of the period	400	386	446

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

For each acquired school, we usually continue to follow its tuition fee standards prior to our acquisition to maintain the stable student retention and operations of the school. We may adjust the tuition fees for new contracts when the acquired school’s product and service quality has been improved. The tuition fee levels of our schools remained relatively stable in 2017, 2018 and 2019. In the long run, we seek to gradually increase our tuition fee level without compromising our student enrollments.

Our Ability to Control Costs and Improve Our Operating Efficiency

Our profitability depends significantly on our ability to control our costs and improve our operating efficiency.

Our cost of revenues consists primarily of teaching staff costs, rental and facility maintenance expenses for our learning centers. Teaching staff costs depend on the number of our teaching staff and their level of compensation. We offer attractive compensation to our teachers to attract and retain the best teaching talent. The number of our full-time teachers and consultants increased from 4,388 as of December 31, 2017 to 4,592 as of December 31, 2018 and further to 5,932 as of December 31, 2019, in line with our efforts to enhance our teaching quality, the growth of student enrollments and the expansion of our network and course offerings. We are able to improve our operating efficiency and operating leverage through increased classroom utilization and increased number of courses that each teacher instructs, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Historically, we have incurred relatively low sales and marketing expenses primarily because we expanded student base through acquisitions of schools and relied on word-of-mouth referrals to recruit new students.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our network and education service offerings. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Net Revenues

Our net revenues primarily consist of revenues generated from (i) K-12 tutoring services, consisting after-school group class courses, personalized tutoring courses and full-time tutoring courses, and (ii) study-abroad tutoring services, consisting of study-abroad test preparation services and study-abroad consulting services. In 2017, 2018 and 2019, we derived substantially all of our net revenues from tuition that we charge our students for these services. In addition to classroom-based educational services and products, we also provide online learning platforms to accommodate our students’ individual learning habits and objectives since 2018 and launched Puxin Online School in November 2018 to offer online courses in a large-class setting for students.

The net revenues generated from our various online platforms are included in the net revenues from K-12 group class courses, personalized tutoring courses and study-abroad test preparation.

In 2017, 2018 and 2019, we generated net revenues of RMB1,282.6 million, RMB2,228.1 million and RMB3,104.0 million (US$445.9 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
K-12 tutoring services:
Group class courses	611,268	47.6	817,843	36.7	1,103,607	158,523	35.6
Personalized tutoring courses	272,880	21.3	364,554	16.4	553,654	79,527	17.8
Full-time tutoring courses	—	—	—	—	286,593	41,167	9.2
Subtotal	884,148	68.9	1,182,397	53.1	1,943,854	279,217	62.6
Study-abroad tutoring services:
Study-abroad test preparation	334,288	26.1	860,687	38.6	941,537	135,244	30.4
Study-abroad consulting	64,126	5.0	185,033	8.3	218,567	31,395	7.0
Subtotal	398,414	31.1	1,045,720	46.9	1,160,104	166,639	37.4
Total net revenues	1,282,562	100.0	2,228,117	100.0	3,103,958	445,856	100.0

K-12 Tutoring Services

In 2017, 2018 and 2019, our net revenues from K-12 tutoring services were RMB884.1 million, RMB1,182.4 million and RMB1,943.9 million (US$279.2 million), representing 68.9%, 53.1% and 62.6% of our total net revenues, respectively. We typically collect tuition from students in advance for the classes that they purchase and record the tuition initially as deferred revenues. We recognize tuition as revenues proportionally as the tutoring services are delivered.

For group class courses and full-time tutoring courses, we offer tuition refunds to the students who withdraw from the course after attending the first few classes. For personalized tutoring courses, we offer refunds for undelivered classes to students who withdraw from the courses at any time. Historically, we did not experience material refunds for our K-12 tutoring services. We estimate and record refund liabilities based on the historical refund ratio on a portfolio basis using the expected value method.

Study-abroad Tutoring Services

Our study-abroad tutoring services consist of study-abroad test preparation services and study-abroad consulting services. In 2017, 2018 and 2019, our net revenues from study-abroad tutoring services were RMB398.4 million, RMB1,045.7 million and RMB1,160.1 million (US$166.6 million), representing 31.1%, 46.9% and 37.4% of our total net revenues, respectively.

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

Cost of Revenues

Our cost of revenues consists primarily of (i) teaching staff cost, primarily including salaries, bonuses, social insurance and benefits for our teaching staff, (ii) rental expenses for classroom, (iii) facility maintenance expenses for classroom, (iv) depreciation and amortization expenses associated with classroom, and (v) other expenses. Our cost of revenues accounted for 61.9%, 55.8% and 52.5%, respectively, of our net revenues in 2017, 2018 and 2019. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	1,282,562	100.0	2,228,117	100.0	3,103,958	445,856	100.0
Cost of revenues:
Teaching staff cost(1)	549,048	42.8	824,931	37.0	1,066,892	153,249	34.4
Rental expenses	159,998	12.5	247,534	11.1	287,385	41,280	9.3
Facility maintenance expenses	34,991	2.7	39,478	1.8	50,858	7,305	1.6
Depreciation and amortization expenses	9,869	0.8	38,235	1.7	55,589	7,985	1.8
Others	40,436	3.1	92,711	4.2	168,723	24,236	5.4
Total cost of revenues	794,342	61.9	1,242,889	55.8	1,629,447	234,055	52.5

(1)	Includes share-based compensation expenses of RMB1,152,000, RMB6,420,000 and RMB4,352,000 (US$625,000) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	1,282,562	100.0	2,228,117	100.0	3,103,958	445,856	100.0
Cost of revenues:
K-12 tutoring services	555,885	43.3	706,917	31.7	1,055,205	151,571	34.0
Study-abroad tutoring services(1)	238,457	18.6	535,972	24.1	574,242	82,484	18.5
Total cost of revenues	794,342	61.9	1,242,889	55.8	1,629,447	234,055	52.5

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

We anticipate that our total cost of revenues will continue to increase as we continue to acquire schools to expand our network and hire additional teachers.

Gross Profit

As a result of the foregoing, our gross profit was RMB488.2 million, RMB985.2 million and RMB1,474.5 million (US$211.8 million) and our gross margin was 38.1%, 44.2% and 47.5% in 2017, 2018 and 2019, respectively. The following table sets forth the breakdown of our gross profit by our business segments for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
K-12 tutoring services	328,263	475,480	888,649	127,647
Study-abroad tutoring services(1)	159,957	509,748	585,862	84,154
Gross profit	488,220	985,228	1,474,511	211,801

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	1,282,562	100.0	2,228,117	100.0	3,103,958	445,856	100.0
Operating expenses:
Selling expenses(1)	444,927	34.7	848,088	38.1	1,083,795	155,677	34.9
General and administrative expenses(2)	362,748	28.3	775,883	34.8	748,259	107,481	24.1
Total operating expenses	807,675	63.0	1,623,971	72.9	1,832,054	263,158	59.0

(1)	Includes share-based compensation expenses of RMB3,058,000, RMB28,848,000 and RMB21,870,000 (US$3,141,000) for the years ended December 31, 2017, 2018 and 2019, respectively.
(2)	Includes share-based compensation expenses of RMB51,625,000, RMB339,689,000 and RMB204,218,000 (US$29,335,000) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Net revenues	1,282,562	2,228,117	3,103,958	445,856
Cost of revenues(1)	794,342	1,242,889	1,629,447	234,055
Gross profit	488,220	985,228	1,474,511	211,801
Operating expenses:
Selling expenses(1)	444,927	848,088	1,083,795	155,677
General and administrative expenses(1)	362,748	775,883	748,259	107,481
Total operating expenses	807,675	1,623,971	1,832,054	263,158
Operating loss	(319,455)	(638,743)	(357,543)	(51,357)
Interest expense	5,556	51,901	71,099	10,213
Interest income	549	2,826	25,542	3,669
Foreign exchange loss (gain)	—	7,621	(243)	(35)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	70,336	131,748	104,589	15,023
Loss on extinguishment of convertible notes	—	900	—	—
Loss before income taxes	(394,798)	(828,087)	(507,446)	(72,889)
Income tax expenses	2,436	5,322	12,188	1,751
Net loss	(397,234)	(833,409)	(519,634)	(74,640)
Less: Net income (loss) income attributable to non-controlling interest	79	2	(1,101)	(158)
Net loss attributable to ordinary shareholders of Puxin Limited	(397,313)	(833,411)	(518,533)	(74,482)

(1)	Share-based compensation expenses that were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	1,152	6,420	4,352	625
Selling expenses	3,058	28,848	21,870	3,141
General and administrative expenses	51,625	339,689	204,218	29,335
Total	55,835	374,957	230,440	33,101

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues increased by 39.3% from RMB2,228.1 million in 2018 to RMB3,104.0 million (US$445.9 million) in 2019, primarily reflecting increases in student enrollments. Student enrollments increased by 55.6% from 1,846,349 in 2018 to 2,872,025 in 2019.

•

Net revenues from K-12 tutoring services increased by 64.4% from RMB1,182.4 million in 2018 to RMB1,943.9 million (US$279.2 million) in 2019. This increase was primarily due to the increase in student enrollments of our K-12 tutoring services, which was largely attributable to (i) the schools we acquired in 2019, including the schools offering full-time tutoring courses, which increased our overall student base and service capacity, and (ii) the organic growth of our existing schools attributable to improved operational efficiency. Our student enrollments of K-12 tutoring services increased by 58.6% from 1,765,684 in 2018 to 2,799,851 in 2019.

•

Net revenues from study-abroad tutoring services increased by 10.9% from RMB1,045.7 million in 2018 to RMB1,160.1 million (US$166.6 million) in 2019, primarily due to the increase in student enrollments of personalized test preparation courses which usually have higher course fees compared to group class courses. Our student enrollments of study-abroad tutoring services decreased by 10.5% from 80,665 in 2018 to 72,174 in 2019. This decrease was because, in 2019, we started to count student enrollments of online foreign teacher classes based on the learning centers which recruited the students and therefore a portion of student enrollments were classified into K-12 tutoring service.

Cost of Revenues

Our cost of revenues increased by 31.1% from RMB1,242.9 million in 2018 to RMB1,629.4 million (US$234.1 million) in 2019, primarily due to the increases in our teaching staff cost, rental expenses, depreciation and amortization expenses and facility maintenance expenses.

•

Teaching staff cost increased by 29.3% from RMB824.9 million in 2018 to RMB1,066.9 million (US$153.2 million) in 2019. This increase was primarily due to the growth of the number of our full-time teachers and consultants as we continued to attract new and retain our existing teaching staff and acquired new K-12 tutoring schools in 2019. The number of our full-time teachers and consultants increased from 4,592 as of December 31, 2018 to 5,932 as of December 31, 2019.

•

Rental expenses increased by 16.1% from RMB247.5 million in 2018 to RMB287.4 million (US$41.3 million) in 2019. Depreciation and amortization expenses increased by 45.4% from RMB38.2 million in 2018 to RMB55.6 million (US$8.0 million) in 2019. Facility maintenance expenses increased by 28.8% from RMB39.5 million in 2018 to RMB50.9 million (US$7.3 million) in 2019. These increases were primarily associated with the upgrading of our existing learning centers and new learning centers we acquired to expand our network. The number of learning centers in our network increased from 386 as of December 31, 2018 to 446 as of December 31, 2019, reflecting the combination of (i) 41 learning centers we acquired, (ii) 94 learning centers we constructed to expand the network of our existing schools, and (iii) 75 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers.

Gross Profit

Our gross profit increased by 49.7% from RMB985.2 million in 2018 to RMB1,474.5 million (US$211.8 million) in 2019.

Our gross margin increased from 44.2% in 2018 to 47.5% in 2019, reflecting an increase in the gross margin of K-12 tutoring services from 40.2% in 2018 to 45.7% in 2019 and an increase in the gross margin of study-abroad tutoring services from 48.7% in 2018 to 50.5% in 2019. These increases were primarily due to our improved operational efficiency.

Operating Expenses

Our operating expenses increased by 12.8% from RMB1,624.0 million in 2018 to RMB1,832.1 million (US$263.2 million) in 2019.

Selling Expenses

Our selling expenses increased by 27.8% from RMB848.1 million in 2018 to RMB1,083.8 million (US$155.7 million) in 2019, primarily due to (i) an increase in salaries and employee benefits for our sales and marketing personnel, attributable to increased performance-based salaries for our sales and marketing team, and (ii) an increase in advertising and promotion expenses of our schools in line with our overall business growth. As a percentage of our net revenues, selling expenses decreased from 38.1% in 2018 to 34.9% in 2019.

General and Administrative Expenses

Our general and administrative expenses decreased by 3.6% from RMB775.9 million in 2018 to RMB748.3 million (US$107.5 million) in 2019, primarily due to a decrease in share-based compensation expenses relating to the options we granted our management staff in the first quarter of 2019, which was partially offset by (i) an increase in salaries and employee benefits for administrative staff, reflecting the increased headcount as a result of the increase of our learning centers, and (ii) an increase in facilities maintenance expenses attributable to our increased learning centers. As a percentage of our net revenues, general and administrative expenses decreased from 34.8% in 2018 to 24.1% in 2019.

Operating Loss

As a result, our operating loss decreased by 44.0% from RMB638.7 million in 2018 to RMB357.5 million (US$51.4 million) in 2019. Our operating margin was (28.7)% and (11.5)% in 2018 and 2019, respectively.

Interest Expense

Interest expenses increased by 37.0% from RMB51.9 million in 2018 to RMB71.1 million(US$10.2 million) in 2019, primarily due to the increase in loans from third parties and bank borrowings.

Interest Income

Our interest income increased significantly from RMB2.8 million in 2018 to RMB25.5 million (US$3.7 million) in 2019, primarily due to (i) the interest income from our loans to American Hebrew Academy, Inc., and (ii) an increase in interest income from our short-term deposits with banks.

Foreign Exchange Loss/(Gain)

We incurred foreign exchange loss or gain caused by the changes in foreign exchange rates with respect to the proceeds we raised from our initial public offering. In 2019, we recorded a foreign exchange gain of RMB0.2 million (US$0.03 million). In 2018, we recorded a foreign exchange loss of RMB7.6 million.

Loss on Changes in Fair Value of Convertible Notes, Derivative Liabilities and Warrants

In 2019, we incurred a loss of RMB104.6 million (US$15.0 million) in 2019 due to changes in fair value of the derivative liabilities in connection with the convertible note we issued to CICC ALPHA Eagle Investment Limited, in September 2017.

In 2018, we incurred a loss of RMB131.7 million in 2018 due to changes in fair value of convertible notes, derivative liabilities and warrants in connection with (i) the convertible debt arrangement we entered into with Huazhong in June 2017, (ii) the convertible note we issued to Haitong in August 2017, and (iii) the convertible note we issued to CICC ALPHA Eagle Investment Limited, or CICC ALPHA, in September 2017, before the conversion rights under these securities were exercised or waived.

Income Tax Expense

Our income tax expense increased from RMB5.3 million in 2018 to RMB12.2 million (US$1.8 million) in 2019, primarily due to the increase in our taxable income for certain profit-making schools, which were subject to enterprise income tax in China.

Net Loss

As a result of foregoing, we had net loss of RMB833.4 million and RMB519.6 million (US$74.6 million) in 2018 and 2019, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 73.7% from RMB1,282.6 million in 2017 to RMB2,228.1 million in 2018, primarily reflecting the increases in net revenues from our K-12 tutoring services and study-abroad tutoring services.

•

Net revenues from K-12 tutoring services increased by 33.7% from RMB884.1 million in 2017 to RMB1,182.4 million in 2018. This increase was primarily due to the increase in student enrollments of our K-12 tutoring services, which was largely attributable to (i) the new learning centers we acquired and constructed, which increased our overall student base and service capacity, and (ii) our sales efforts to attract and retain students at existing schools. Our student enrollments of K-12 tutoring services increased by 42.6% from 1,238,070 in 2017 to 1,765,684 in 2018.

•

Net revenues from study-abroad tutoring services significantly increased from RMB398.4 million in 2017 to RMB1,045.7 million in 2018. This increase was primarily due to the increase in student enrollments of our study-abroad tutoring services, reflecting (i) the business growth of ZMN Education and Global Education in 2018, and (ii) our continued sales efforts to attract and retain students. Our student enrollments of study-abroad tutoring services increased significantly from 37,653 in 2017 to 80,665 in 2018. The adoption of ASC 606 in 2018 also resulted in an increase in revenue of RMB7.1 million from study-aboard tutoring services.

Cost of Revenues

Our cost of revenues increased by 56.5% from RMB794.3 million in 2017 to RMB1,242.9 million in 2018, primarily due to the increases in our teaching staff cost, rental expenses and depreciation and amortization expenses.

•

Teaching staff cost increased by 50.3% from RMB549.0 million in 2017 to RMB824.9 million in 2018. This increase was primarily due to (i) the growth of the number of our full-time teachers and consultants as we continued to attract new and retain our existing teaching staff, and (ii) our increased investment in trainings for our teachers and consultants. The number of our full-time teachers and consultants increased from 4,388 as of December 31, 2017 to 4,592 as of December 31, 2018.

•

Rental expenses increased by 54.7% from RMB160.0 million in 2017 to RMB247.5 million in 2018. Depreciation and amortization expenses increased by 285.9% from RMB9.9 million in 2017 to RMB38.2 million in 2018. These increases were primarily associated with the upgrading of our existing learning centers and new learning centers we acquired and constructed to expand our network. The number of learning centers in our network decreased from 400 as of December 31, 2017 to 386 as of December 31, 2018, reflecting the combination of (i) 14 learning centers we acquired, (ii) 45 learning centers we constructed in 2018, and (iii) 73 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers.

Gross Profit

Our gross profit increased by 101.8% from RMB488.2 million in 2017 to RMB985.2 million in 2018.

Our gross margin increased from 38.1% in 2017 to 44.2% in 2018, reflecting an increase in the gross margin of K-12 tutoring services from 37.1% in 2017 to 40.2% in 2018 and an increase in the gross margin of study-abroad tutoring services from 40.1% in 2017 to 48.7% in 2018. These increases were primarily due to our improved operational efficiency attributable to upgrading our existing learning centers, the improvement of teachers' utilization and adjustments to teachers' compensation structure.

Operating Expenses

Our operating expenses increased by 101.1% from RMB807.7 million in 2017 to RMB1,624.0 million in 2018, reflecting the increases in our selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses increased by 90.6% from RMB444.9 million in 2017 to RMB848.1 million in 2018, mainly driven by (i) an increase in salaries and employee benefits for our sales and marketing personnel, attributable to increased performance-based salaries for our sales and marketing team, (ii) an increase in advertising and promotion expenses of our schools in line with our overall business growth. As a percentage of our net revenues, selling expenses increased from 34.7% in 2017 to 38.1% in 2018.

General and Administrative Expenses

Our general and administrative expenses increased by 113.9% from RMB362.7 million in 2017 to RMB775.9 million in 2018, primarily due to (i) a significant increase in share-based compensation expenses relating to the options we granted our management staff in the first quarter of 2018 to attract and retain key employees, (ii) an increase in salaries and employee benefits for administrative staff, reflecting the increased headcount as a result of the increase of our learning centers, and (ii) an increase in office rental and facilities maintenance expenses attributable to our increased learning centers. As a percentage of our net revenues, general and administrative expenses increased from 28.3% in 2017 to 34.8% in 2018.

Operating Loss

As a result, our operating loss increased from RMB319.5 million in 2017 to RMB638.7 million in 2018. Our operating margin was (24.9)% and (28.7)% in 2017 and 2018, respectively.

Interest Expense

We incurred interest expense of RMB5.6 million in 2017 in connection with the promissory note in the principal amount of US$25 million we issued in August 2017 to Haitong International Investment Holdings Limited, or Haitong.

We incurred interest expense of RMB51.9 million in 2018, primarily due to the interest expenses in connection with (i) our promissory note in the principal amount of US$25 million to Haitong, (ii) our promissory notes in the principal amount of RMB190 million to Jiangyin Huazhong Investment Management Co., Ltd., or Huazhong, as Huazhong waived its conversion right under the convertible debt arrangement with us, and (iii) amount due to Mr. Yunlong Sha of RMB180 million which was paid by Mr. Yunlong Sha on behalf of our group to repurchase an aggregate of 5% equity interest in Puxin Education in connection with our restructuring arrangements.

Interest Income

Our interest income consists primarily of interest on our cash deposit balances with banks. Our interest income amounted to RMB0.5 million in 2017 and RMB2.8 million in 2018.

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

In 2018, we incurred a loss of RMB131.7 million in 2018 due to changes in fair value of convertible notes, derivative liabilities and warrants in connection with (i) the convertible debt arrangement we entered into with Huazhong in June 2017, (ii) the convertible note we issued to Haitong in August 2017, and (iii) the convertible note we issued to CICC ALPHA Eagle Investment Limited, or CICC ALPHA, in September 2017, before the conversion rights under these securities were exercised or waived.

Income Tax Expense

Our income tax expense increased from RMB2.4 million in 2017 to RMB5.3 million in 2018, primarily due to the increase in our taxable income for certain profit-making schools, which were subject to enterprise income tax in China.

Net Loss

As a result of foregoing, we had net loss of RMB397.2 million and RMB833.4 million in 2017 and 2018, respectively.

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

Revenue Recognition

We provide K-12 tutoring services, study-abroad test preparation services and study-abroad consulting services to students. Prior to January 1, 2018, we recognized revenues, under FASB Revenue Recognition (Topic 605), when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been performed and received by the customer, (iii) the amount of fees from the customer is fixed or determinable, and (iv) collectability is reasonably assured.

On January 1, 2018, we adopted Topic 606 applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. We recorded a net reduction to opening accumulated deficit of RMB48.3 million as of January 1, 2018 due to the cumulative impact of adopting Topic 606.

Under Topic 606, revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

Our revenues represent amounts received for services provided in the normal course of our business, net of discounts and value added tax and surcharges. The primary sources of our revenues are as follows:

K-12 Tutoring Services

We provide various types of after-school tutoring services to help students ranging from ages three to eighteen to improve their academic performance and enroll in their desired schools and universities. The after-school tutoring services primarily consist of after-school group class courses, personalized tutoring courses and full-time tutoring courses. The K-12 tutoring services are accounted for as a single performance obligation. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Such deferred revenue is recognized as revenue proportionally as the tutoring sessions are delivered. We usually provide tuition refunds to students if they decide to withdraw from the courses within a trial period. For some K-12 courses, we also offer refunds for the remaining classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered class. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

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

We performed goodwill impairment analysis as of December 31, 2019. When determining the fair value of reporting units, including K-12 tutoring services and study-abroad tutoring services, we used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value of a reporting unit include: (i) internal cash flow forecasts including expected revenue growth, operating margins and estimated capital needs, (ii) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit, and (iii) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risks associated with the reporting unit’s operations and the uncertainty inherent in the our internally developed forecasts.

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

We have determined that certain trademarks do not have determinable useful lives. Consequently, the carrying amounts of trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment loss was recorded during the years ended December 31, 2017, 2018 and 2019, respectively.

Leases

We lease properties for our offices and schools in different cities in the PRC under operating leases. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to 10 years. Though under some of our lease agreements we have options to extend the lease terms for an additional period subject to mutual negotiations and agreements with the lessors, we did not include such optional renewal periods in the lease terms as we are not reasonably certain to exercise such renewal options after considering the factors that create an economic incentive.

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

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2015, 2016, 2017, 2018 and 2019:

Grant Date	Number of Options Granted	Weighted Average Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Intrinsic Value per Option at the Grant Dates	Type of Valuation
		(RMB)	(RMB)	(RMB)
March 1, 2015	1,156,200	0.244	5.085	5.073	Retrospective
June 30, 2015	8,560,800	0.244	5.091	5.091	Retrospective
September 30, 2015	2,066,400	0.268	12.896	12.884	Retrospective
December 31, 2015	5,805,600	0.262	13.860	13.860	Retrospective
March 31, 2016	803,600	0.305	23.372	23.360	Retrospective
June 30, 2016	483,800	0.512	24.116	24.104	Retrospective
September 30, 2016	499,462	0.585	26.530	26.506	Retrospective
December 31, 2016	739,476	0.610	27.634	27.616	Retrospective
March 31, 2017	1,087,895	8.123	24.119	21.334	Retrospective
June 30, 2017	741,952	18.674	29.027	23.125	Retrospective
September 30, 2017	345,023	27.647	28.236	17.901	Retrospective
December 31, 2017	1,126,270	31.347	29.629	16.964	Retrospective
March 31, 2018	16,400,000	48.780	24.200	0.885	Retrospective
March 6, 2019	8,879,986	0.01	20.560	20.560	Retrospective

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

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2015	2016	2017	2018	2019
Risk-free rate of interest(1)	2.37%-2.68%	1.94%-2.92%	2.84%-2.97%	3.40%	2.51%
Volatility(2)	48%-53%	47%	45%-47%	46%	55%
Dividend yield(3)	—	—	—	—	—
Exercise multiples(4)	2.2-2.8	2.2-2.8	2.2-2.8	2.2-2.8	2.8
Life of options (years)(5)	7.0	7.0	7.0	7.0	7.0

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

The key assumptions used in valuation of convertible notes are summarized in the table below:

	2017	2018
Probability for conversion	80%	80%
Probability for redemption	20%	20%
Remaining life	2.5 – 4.8	2.3 – 4.3

The key assumptions used in valuation of derivative liabilities are summarized in the table below:

	2017	2018	2019
Probability for conversion	80%	100%	100%
Exit period	June 30, 2018 - June 30, 2019	June 30, 2018 - June 30, 2019	December 31, 2019 - December 31, 2020
Volatility	40%	54%	77%

The key assumptions used in valuation of warrants are summarized in the table below:

2018
Probability for conversion	—
Conversion price discount rate	90%

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

To date, our principal sources of liquidity have been cash generated from operations, loans and borrowings from third parties and banks, proceeds from the issuance of our ordinary shares in our initial public offering and the issuance of notes to certain investors.

As of December 31, 2019, we had RMB256.8 million (US$36.9 million) in cash and cash equivalents and RMB349.5 million (US$50.2 million) in the current portion of restricted cash. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year term.

As of December 31, 2019, we had bank borrowings of RMB318.6 million (US$45.8 million) and loans payable to third parties of RMB413.8 million (US$59.4 million). Among the loans payable to third parties, RMB250.9 million (US$36.0 million) was the total balance amount under the directed financing schemes that are debt instruments issued by Puxin Education and registered with competent financial asset exchanges in China. The directed financing schemes outstanding as of December 31, 2019 have an annual interest rate ranging from 7.0% to 9.5% with a term within 12 months. Mr. Yunlong Sha and Ms. Wenjing Song, who is married to Mr. Yunlong Sha, Taiyuan Puxin Culture and Arts Co., Ltd. and Shanghai Global Career Education & Technology Holdings Limited provide joint guarantees for the respective directed financing schemes and the future cash flows from tuition fees of certain schools are pledged for the repayments under these directed financing schemes. As of December 31, 2019, we had promissory notes in an aggregate principal amount of RMB174.0 million (US$25.0 million) as we and Haitong entered into an agreement to amend certain terms of the US$25 million promissory note that we originally issued in August 2017 to Haitong. Pusuant to the amended promissory note, the half of the principal amount in US$12.5 million (RMB87.0 million) will become due on August 4, 2020 and the other half of US$12.5 million will become due on August 4, 2021, bearing a simple annual interest rate of 10% for the extended period of the original promissory note.

In February and March 2020, our subsidiary, Purong (Beijing) Information Technology Co., Ltd., or Purong Beijing, and Mr. Yunlong Sha entered into a credit agreement with two third parties, respectively. Pursuant to these agreements, the two third parties agreed to provide a credit facility in an amount up to RMB350 million and RMB350 million, respectively, to Purong Beijing and Purong Beijing can draw down an amount within the facility with an advance notice. Mr. Yunlong Sha agreed to provide guarantee for all the amounts to be drawn down by Purong Beijing under these two credit agreements.

We believe that our current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	80,266	(92,905)	24,684	3,544
Net cash used in investing activities	(629,704)	(156,917)	(411,309)	(59,080)
Net cash generated from financing activities	629,386	831,506	204,246	29,339
Net increase/(decrease) in cash and cash equivalents, and restricted cash	83,644	629,815	(175,947)	(25,273)
Cash and cash equivalents, and restricted cash at beginning of the year	105,518	189,162	818,977	117,639
Cash and cash equivalents, and restricted cash at end of the year	189,162	818,977	643,030	92,366

Operating Activities

We had net cash generated from operating activities of RMB24.7 million (US$3.5 million) in 2019, primarily attributable to an increase in accrued expenses and other current liabilities of RMB138.2 million (US$19.8 million) reflecting increased salary and welfare payable. This was positively adjusted for certain non-cash expenses consisting primarily of the share-based compensation of RMB230.4 million (US$33.1 million), loss on change in fair value of convertible notes, derivatives and warrants of RMB104.6 million (US$15.0 million), and depreciation and amortization of RMB112.8 million (US$16.2 million).

We had net cash used in operating activities of RMB92.9 million in 2018, primarily attributable to (i) the net loss of RMB833.4 million, (ii) an increase in prepaid expenses and other current assets of RMB48.8 million, and (iii) a decrease in deferred revenue of RMB32.1 million primarily attributable to the prohibition on collecting prepaid tuition fees for more than three months by regulations promulgated by the PRC government. This was positively adjusted for (i) certain non-cash expenses consisting primarily of the share-based compensation of RMB375.0 million and loss on change in fair value of convertible notes, derivative liabilities and warrants of RMB131.7 million, and (ii) an increase in the amount due to related parties of RMB230.7 million.

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

Investing Activities

Net cash used in investing activities amounted to RMB411.3 million (US$59.1 million) in 2019, primarily attributable to (i) payments for the schools and businesses we acquired in the amount of RMB104.5 million (US$15.0 million), (ii) loans that we extended to American Hebrew Academy, Inc., or AHA, in an aggregate amount of RMB191.2 million (US$27.5 million), and (iii) property refurbishment and purchase of teaching equipment in the amount of RMB115.5 million (US$16.6 million) to support our business growth. Our loans to AHA bear an interest rate of 18% per annum and will become due on September 6, 2021.

Net cash used in investing activities amounted to RMB156.9 million in 2018, primarily attributable to (i) installment payments for the schools and businesses we acquired in current and prior years in the amount of RMB73.2 million, and (ii) property refurbishment and purchase of teaching equipment in the amount of RMB83.7 million to support our business growth.

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

Financing Activities

Net cash generated from financing activities amounted to RMB204.2 million (US$29.3 million) in 2019, attributable to loans from third parties and borrowings from banks, which were partially offset by repayments to third parties and repayments of bank borrowings and promissory notes.

Net cash generated from financing activities amounted to RMB831.5 million in 2018, attributable to (i) proceeds from IPO, (ii) proceeds from promissory notes we issued to Jiangyin Huazhong Investment Management Co., Ltd. which provided us with credit facilities, (iii) loans from third parties and (iv) borrowings from banks.

Net cash generated from financing activities amounted to RMB629.4 million in 2017, attributable to (i) proceeds from issuances of the convertible note to Haitong in August 2017 and the convertible note to CICC ALPHA in September 2017, and the loan drawn down from the convertible credit facility with Huazhong, and (ii) proceeds from issuance of the promissory note to Haitong in August 2017.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with renovation of facilities, purchase of educational equipment and investment in IT infrastructures. Our capital expenditures were RMB64.7 million in 2017, RMB83.7 million in 2018 and RMB115.5 million (US$16.6 million) in 2019.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval or filing requirements. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIE when needed. Notwithstanding the forgoing, our PRC subsidiaries may use its own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through entrustment loans from our PRC subsidiaries to our consolidated VIE or direct loans to the VIE’s nominee shareholders, which would be contributed to the VIE as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

C.	Research and Development

See “Item 4. Information of the Company—B. Business Overview—Course Material Development.”

D.	Trend Information

In January 2020, novel coronavirus (“ COVID-19”) has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and financial condition and operating results for 2020, including but not limited to material negative impact to our total revenues and significant downward adjustments or impairment to our long-term assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. See “Item 3. Key Information—4.D. Risk Factors— Risk Factors Related to Our Business and Industry—The recent coronavirus outbreak may adversely affect our revenues, results of operations and financial condition.”

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

We lease certain offices and schools under non-cancelable operating leases that expire at various dates. In 2018 and 2019, we incurred rental expenses for all operating leases amounted to RMB332.6 million and RMB378.7 million (US$54.4 million), respectively. The following table sets forth our future minimum payments under non-cancelable operating leases related to offices and schools as of December 31, 2019.

	Payment Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(RMB in millions)
Operating lease commitments(1)	1,196.7	347.6	478.3	211.7	159.1

(1)	Represents minimum payments under non-cancelable operating leases related to offices and schools.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of March 31, 2020.

Name	Age	Position/Title
Yunlong Sha	44	Founder, Chairman, Chief Executive Officer
Peng Wang	43	Chief Financial Officer
Ming Hu	48	Independent Director
Kehai Xie	54	Independent Director
Neng Wang	47	Independent Director

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

Ms. Ming Hu has served as our director since 2015 and served as our independent director since June 2018. Ms. Hu also has served as director of CITIC Publishing Group Corporation since September 2016. Ms. Hu previously held various managerial positions at Huayi Brothers Media Corporation from May 2005 to February 2016. Ms. Hu received her master’s degree from the University of International Business and Economics.

Mr. Kehai Xie has served as our director since 2014 and served as our independent director since June 2018. Mr. Xie has served as director, president and chief executive officer of Peking University Founder Group Co., Ltd. since 2015 and served as senior vice president of Peking University Founder Group Co., Ltd. from January 2010 to July 2015. Mr. Xie has also served as chairman of PKU Founder IT Group Co. Ltd. since November 2015 and as chairman of PKU Founder Education Investment Group Co. Ltd. from June 2016 to May 2018. Mr. Xie received his master degree in business administration and bachelor’s degree from the University of Science and Technology Beijing.

Mr. Neng Wang has served as our independent director since February 2019. Dr. Wang currently serves as Chong Khoon Lin Professor of Real Estate and Finance at Columbia Business School. Dr. Wang is also the Honorary Dean and Academic Director of the School of Finance, Shanghai University of Finance and Economics (SUFE), and a Research Associate at the National Bureau of Economic Research (NBER). Dr. Wang is a recipient of the “Thousand Talents” Program, one of the most prestigious awards granted by the Chinese government. Prior to joining Columbia University, Dr. Wang taught at the Simon School of Business, University of Rochester and was a visiting professor at Kellogg School of Management, Northwestern University. He was also a special-term professor at Cheung Kong Graduate School of Business (CKGSB), Guanghua School of Management at Peking University, Shanghai Advanced Institute of Finance (SAIF) at Shanghai Jiaotong University (SJTU), and the School of Economics, Zhejiang University. Dr. Wang received B.S. in Physical Chemistry from Nanjing University, China in 1992, M.S. in Chemistry from California Institute of Technology (Caltech) in 1995, M.A. in International Relations and Pacific Studies from University of California, San Diego (UCSD) in 1997, and Ph.D. in Finance from the Graduate School of Business at Stanford University in 2002.

B.	Compensation

In 2019, the aggregate cash compensation and benefits that we paid to our directors and executive officers was US$0.09 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Share Incentive Plans

2018 Great Talent Share Incentive Plan

In December 2014, Puxin Education adopted its 2014 Great Talent Share Incentive Plan. We refer this plan as the Original Plan. Under the Original Plan, the maximum aggregate number of shares of Puxin Education that may be issued will not exceed 158,400,000. The term of the options will not exceed seven years from the date of the grant. We granted 142,783,400 options to purchase Puxin Education’s equity interest from 2015 to 2017. In March 2018, we adopted Puxin Limited 2018 Great Talent Share Incentive Plan to replace the Original Plan. The maximum aggregate number of ordinary shares that may be issued under the 2018 Great Talent Share Incentive Plan is 6,592,538 ordinary shares of Puxin Limited. As of December 31, 2019, there were 5,929,076 options outstanding which entitle their holders to purchase 5,929,076 ordinary shares of Puxin Limited under this plan.

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

The following table summarizes, as of March 31, 2020, the options granted under our 2018 Great Talent Share Incentive Plan, 2018 Grand Talent Share Incentive Plan and 2019 Noble Talent Share Incentive Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration
Yunlong Sha	—	—	—	—
Peng Wang	*	7.78	March 31, 2018	March 31, 2025
Ming Hu	—	—	—	—
Kehai Xie	—	—	—	—
Neng Wang	—	—	—	—

*	Less than 1% of our total outstanding shares.

As of March 31, 2020, other employees as a group held outstanding options awarded to purchase 20,713,819 ordinary shares of our company, with exercise price of US$0.001 to US$7.78 per share.

Employee Share Holding Platform

In February 2018, we issued 17,103,724 ordinary shares to Long favor Limited, a company incorporated in the British Virgin Islands, to establish an employee shareholding platform to allow our employees to receive share incentives. Mr. Yun Xiao, who is a shareholder of our company, is the sole shareholder of Long favor Limited. Long favor Limited has waived its rights associated with these 17,103,724 ordinary shares including the voting right and dividend right. As such we deem these shares as issued but not outstanding ordinary shares until the waiver is released by us, which will occur when all of these ordinary shares are transferred to the eligible participants of our share incentive plans. On behalf of our company and subject to approval of our board of directors, Mr. Yun Xiao has the authority and responsibility to transfer these ordinary shares to the eligible participants of our share incentive plans when they exercise their share-based awards, including options and restricted shares, pursuant to the award agreements.

As of March 31, 2020, we did not grant any award to our directors or officers associated with the ordinary shares held by Long favor Limited. As of the same date, the number of ordinary shares subject to the waiver of shareholder rights by Long favor had been reduced to 6,426,764 as certain ordinary shares were transferred to certain employees who exercised their share-based awards.

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

Audit Committee

Our audit committee consists of Ms. Ming Hu, Mr. Kehai Xie and Dr. Neng Wang, and is chaired by Ms. Ming Hu. Our board of directors has determined that Ms. Ming Hu, Mr. Kehai Xie and Dr. Neng Wang satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. Our audit committee will consist solely of independent directors that satisfy the NYSE and SEC requirements within one year of the completion of the initial public offering. We have determined that Ms. Ming Hu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

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

We had a total of 8,882, 8,999 and 11,732 full-time employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2019:

Function	Number of Full- Time Employees
Teachers, consultants and instructors	5,932
Managerial staff	1,043
Sales and marketing	3,065
Administrative staff	940
Information technology	223
Courses research and development	529
Total	11,732

As of December 31, 2019, we had a total of 11,732 employees, representing a 30.4% increase from 8,999 as of December 31, 2018, primarily due to increases in our information technology staff, as well as managerial staff and sales and marketing.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2020, by:

•	each of our directors and executive officers;
•	all of our directors and executive officers as a group; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 174,062,932 ordinary shares issued and outstanding as of March 31, 2020.

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

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held
	Number	%(1)
Directors and Executive Officers:
Yunlong Sha(2)	78,096,522	44.9
Ming Hu	—	—
Kehai Xie	—	—
Neng Wang	—	—
Peng Wang	*	*
All directors and executive officers as a group	78,777,384	45.2
Principal Shareholders:
Long bright Limited(3)	77,584,202	44.6
Puxin Nova Limited(4)	11,625,662	6.7

*	Less than 1% of our total outstanding shares on an as-converted basis.
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

(1)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 174,062,932 ordinary shares, being the number of ordinary shares outstanding as of March 31, 2020 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2020.

(2)

Represents (i) 78,096,522 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 4,794,783 ordinary shares are mortgaged to Haitong International Investment Holdings Limited and (ii) 256,160 ADSs (representing 512,320 ordinary shares) directly held by Mr. Yunlong Sha.

(3)

Represents 77,584,202 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 4,794,783 ordinary shares are mortgaged to Haitong International Investment Holdings Limited. The registered address of Long bright Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Two, Tortola, British Virgin Islands.

(4)

Represents 11,625,662 ordinary shares held by Puxin Nova Limited, a British Virgin Islands company owned by certain employees of our company. The registered address of Puxin Nova Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2020, a total of 47,707,288 ordinary shares are held by one record holder in the United States, representing approximately 27.4% of our total outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

As of December 31, 2017, we had amounts due to Mr. Yunlong Sha of RMB3.8 million for miscellaneous operating expenses paid by Mr. Yunlong Sha on behalf of Puxin Education. All such amounts due to Mr. Yunlong Sha were paid off.

In 2018 and 2019, we had amounts due to Mr. Yunlong Sha and Ms. Wenjing Song, who is married to Mr. Yunlong Sha for miscellaneous operating expenses paid by them on behalf of Puxin Education. As of December 31, 2018, we had amounts due to Mr. Yunlong Sha of RMB44.0 million and Ms. Wenjing Song of RMB10.5 million. As of December 31, 2019, we had amounts due to Mr. Yunlong Sha of RMB1.2 million and Ms. Wenjing Song of RMB0.3 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flows or results of operations.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We do not have any plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

We are a Cayman Islands exempted company and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

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
The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law (as amended) as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

According to Clause 3 of our Second Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by any law as provided by the Companies Law (as amended) of the Cayman Islands.

Ordinary Shares

General. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our second amended and restated articles of association provide that dividends may be declared and paid out of the funds legally available. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law (as amended).

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law (as amended) and our second amended and restated articles of association permit us to purchase our own shares. In accordance with our second amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law (as amended), be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by or abrogated by, inter alia, the creation or allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least 10 calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders, provided that a general meeting of the Company shall be deemed to have been duly convened if it is so agreed:

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

Inspection of Books and Records. Holders of our ordinary shares (not being our directors) will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

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

We may by special resolution, subject to any confirmation or consent required by the Companies Law (as amended) reduce our share capital or any capital redemption reserve in any manner permitted by law.

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

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of March 31, 2020, all of which are subject to change possibly with retroactive effect. is summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

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

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, this discussion does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax or Medicare contribution tax consequences, or differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies and other financial institutions;
•	dealers or traders in securities that use a mark-to-market method of tax accounting;
•	persons holding ADSs or ordinary shares as part of a straddle, conversion transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;
•	tax-exempt entities, governmental organizations,
•	tax-qualified retirement plans;
•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;
•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

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

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2019. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

If we were a PFIC for 2019 or any other taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers as to whether we were a PFIC for 2019 and the availability of a “deemed sale” election that would allow them to eliminate the continuing PFIC status from 2019 under certain circumstances.

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

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules (including in the case that we were a PFIC for 2019).

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

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2019 was an increase of 4.5%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) under the terms of the deposit agreement:

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

The F-1 Registration Statement was declared effective by the SEC on June 14, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$15.9 million, which included US$9.9 million in underwriting discounts and commissions for the initial public offering and approximately US$6.0 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$124.9 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2019, the net proceeds received from our initial public offering were mainly used as follows:

•	approximately US$80.0 million for financing our acquisitions;
•	approximately US$20.0 million for marketing and brand promotion;
•	approximately US$18.8 million for upgrading our information technology systems and promoting online platforms; and
•	approximately US$6.1 million for learning center maintenance, teaching staff recruitment and other general corporate purpose.
ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2019, the end of the period covered by this report.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements for the year ended December 31, 2018, we identified certain control deficiencies in our internal control over financial reporting as of December 31, 2018. As of December 31, 2019, we determined that such control deficiencies had been remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services	2018	2019
	RMB	RMB
	（in thousands）
Audit fees(1)	14,787	11,676
Tax fees(2)	1,028	806

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information..

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

As a company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. The significant differences between our corporate governance practices and those followed by U.S. companies under the New York Stock Exchange corporate governance rules are summarized as follows.

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

To the extent we choose to follow home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—4.D. Risk Factors—Risks Relating to Our Ordinary Shares and ADSs—As an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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

2.4*	Description of Securities
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

8.1*	Principal Subsidiaries and Affiliated Entities of the Registrant
10.1	2019 Noble Talent Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our annual report on Form 20-F (File No. 001-38514) filed publicly with the SEC on April 25, 2019)
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

Date: April 10, 2020

PUXIN LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Puxin Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Puxin Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease on January 1, 2019 using the optional transition method through a cumulative-effect adjustment due to the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).

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

April 10, 2020

We have served as the Company’s auditor since 2017.

PUXIN LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	778,006	256,763	36,882
Restricted cash, current portion	—	349,540	50,208
Inventories	9,659	13,311	1,912
Prepaid expenses and other current assets	128,638	117,148	16,827
Loan receivable	—	191,230	27,468
Total current assets	916,303	927,992	133,297
Non-current assets
Restricted cash, non-current portion	40,971	36,727	5,276
Operating lease right-of-use assets	—	1,045,941	150,240
Property, plant and equipment, net	248,801	298,719	42,908
Intangible assets	218,978	264,540	37,999
Goodwill	1,243,817	2,055,922	295,315
Deferred tax assets	3,456	2,199	316
Rental deposit	64,693	75,015	10,775
TOTAL ASSETS	2,737,019	4,707,055	676,126
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB411,196 and RMB930,674 as of December 31, 2018 and 2019, respectively)	436,123	983,715	141,302
Income tax payable of the consolidated VIE without recourse to the Group	15,755	21,248	3,052
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB862,043 and RMB1,195,723 as of December 31, 2018 and 2019, respectively)	876,861	1,205,609	173,175
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB275,893 as of December 31, 2018 and 2019, respectively)	—	276,877	39,771
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,199 and RMB254 as of December 31, 2018 and 2019, respectively)	54,493	1,451	208
Bank borrowings of the consolidated VIE without recourse to the Group	106,600	318,600	45,764
Loans payable to third parties (including loans payable to third parties of the consolidated VIE without recourse to the Group of RMB79,500 and RMB292,952 as of December 31, 2018 and 2019, respectively)	79,500	413,838	59,444
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the group of RMB190,000 and RMB nil as of December 31, 2018 and 2019, respectively)	361,888	87,023	12,500
Total current liabilities	1,931,220	3,308,361	475,216

PUXIN LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	121,191	101,372	14,561
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,031	81,969	11,774
Franchise deposits of the consolidated VIE without recourse to the Group	1,763	2,533	364
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	—	693,505	99,616
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and 2019, respectively)	—	87,022	12,500
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and 2019, respectively)	63,942	172,235	24,740
TOTAL LIABILITIES	2,189,147	4,446,997	638,771

Commitments and Contingencies (Note 22)

SHAREHOLDERS’ EQUITY

Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,627,228 shares issued and 165,038,164 and 174,025,810 shares outstanding as of December 31, 2018 and 2019, respectively)	62	62	9
Additional paid-in capital	1,944,325	2,175,652	312,513
Statutory reserve	4,595	7,979	1,146
Accumulated other comprehensive income	68,214	68,707	9,869
Accumulated deficit	(1,469,303)	(1,991,220)	(286,021)
Total Puxin Limited shareholders’ equity	547,893	261,180	37,516
Non-controlling interest	(21)	(1,122)	(161)
TOTAL SHAREHOLDERS’ EQUITY	547,872	260,058	37,355
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	2,737,019	4,707,055	676,126

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	1,282,562	2,228,117	3,103,958	445,856
Cost of revenues (including share-based compensation expenses of RMB1,152, RMB6,420 and RMB4,352 for the years ended December 31, 2017, 2018 and 2019, respectively)	794,342	1,242,889	1,629,447	234,055
Gross profit	488,220	985,228	1,474,511	211,801
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB3,058, RMB28,848 and RMB21,870 for the years ended December 31, 2017, 2018 and 2019, respectively)	444,927	848,088	1,083,795	155,677
General and administrative expenses (including share-based compensation expenses of RMB51,625, RMB339,689 and RMB204,218 for the years ended December 31, 2017, 2018 and 2019, respectively)	362,748	775,883	748,259	107,481
Total operating expenses	807,675	1,623,971	1,832,054	263,158
Operating loss	(319,455)	(638,743)	(357,543)	(51,357)
Interest expense	5,556	51,901	71,099	10,213
Interest income	549	2,826	25,542	3,669
Foreign exchange loss (gain)	—	7,621	(243)	(35)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	70,336	131,748	104,589	15,023
Loss on extinguishment of convertible notes	—	900	—	—
Loss before income taxes	(394,798)	(828,087)	(507,446)	(72,889)
Income tax expenses	2,436	5,322	12,188	1,751
Net loss	(397,234)	(833,409)	(519,634)	(74,640)
Less: Net income (loss) attributable to non-controlling interest	79	2	(1,101)	(158)
Net loss attributable to ordinary shareholders of Puxin Limited	(397,313)	(833,411)	(518,533)	(74,482)
Net loss per share attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(3.98)	(5.78)	(3.03)	(0.44)
Weighted average shares used in calculating basic and diluted net loss per share	99,705,361	144,157,947	170,903,317	170,903,317

The accompanying notes are an integral part of the consolidated financial statements

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(397,234)	(833,409)	(519,634)	(74,640)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	15,718	52,496	493	71
Total comprehensive loss	(381,516)	(780,913)	(519,141)	(74,569)
Less: Comprehensive income (loss) attributable to non- controlling interest	79	2	(1,101)	(158)
Total comprehensive loss attributable to Puxin Limited	(381,595)	(780,915)	(518,040)	(74,411)

The accompanying notes are an integral part of the consolidated financial statements

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(In thousands of RMB and USD, except for share, per share and per ADS data)

	Attributable to shareholders of the Company
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Puxin Limited shareholders’ (deficit) equity	Non- controlling interest	Total (deficit) equity
Balance as of January 1, 2017	99,171,800	34	245,064	—	—	(282,300)	(37,202)	(102)	(37,304)
Net loss for the year	—	—	—	—	—	(397,313)	(397,313)	79	(397,234)
Share-based compensation	—	—	55,835	—	—	—	55,835	—	55,835
Contribution from shareholders	—	—	90,200	—	—	—	90,200	—	90,200
Foreign currency translation adjustments	—	—	—	—	15,718	—	15,718	—	15,718
Option exercised	828,200	—	—	—	—	—	—	—	—
Balance as of December 31, 2017 in RMB	100,000,000	34	391,099	—	15,718	(679,613)	(272,762)	(23)	(272,785)
Issuance of ordinary shares	26,827,744	16	720	—	—	—	736	—	736
Issuance of ordinary shares upon initial public offering (“IPO”) (net of issuance cost of RMB 38,711)	16,560,000	5	798,825	—	—	—	798,830	—	798,830
Net loss for the year	—	—	—	—	—	(833,411)	(833,411)	2	(833,409)
Provision of statutory reserve	—	—	—	4,595	—	(4,595)	—	—	—
Share-based compensation	—	—	345,503	—	—	—	345,503	—	345,503
Foreign currency translation adjustments	—	—	—	—	52,496	—	52,496	—	52,496
Repurchase of convertible redeemable preferred shares	—	—	(131,088)	—	—	—	(131,088)	—	(131,088)
Conversion of convertible notes	8,067,228	3	438,717	—	—	—	438,720	—	438,720
Conversion of convertible redeemable preferred shares	11,917,880	4	71,084	—	—	—	71,088	—	71,088
Cumulative effect of adopting Topic 606	—	—	—	—	—	48,316	48,316	—	48,316
Restricted shares granted	1,631,200	—	29,454	—	—	—	29,454	—	29,454
Option exercised	34,112	—	11	—	—	—	11	—	11
Balance as of December 31, 2018 in RMB	165,038,164	62	1,944,325	4,595	68,214	(1,469,303)	547,893	(21)	547,872
Net loss for the year	—	—	—	—	—	(518,533)	(518,533)	(1,101)	(519,634)
Provision of statutory reserve	—	—	—	3,384	—	(3,384)	—	—	—
Share-based compensation	—	—	230,440	—	—	—	230,440	—	230,440
Foreign currency translation adjustments	—	—	—	—	493	—	493	—	493
Option exercised	8,987,646	—	887	—	—	—	887	—	887
Balance as of December 31, 2019 in RMB	174,025,810	62	2,175,652	7,979	68,707	(1,991,220)	261,180	(1,122)	260,058
Balance as of December 31, 2019 in USD	174,025,810	9	312,513	1,146	9,869	(286,021)	37,516	(161)	37,355

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD (Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(397,234)	(833,409)	(519,634)	(74,640)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Depreciation of property, plant and equipment	20,545	57,696	77,859	11,184
Amortization of intangible assets	23,644	32,749	34,938	5,019
Foreign exchange loss (gain)	—	7,621	(243)	(35)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	70,336	131,748	104,589	15,023
Loss on extinguishment of convertible notes	—	900	—	—
Loss (gain) on disposal of property, plant and equipment	350	(266)	7,938	1,140
Share-based compensation	55,835	374,957	230,440	33,101
Deferred income taxes	(5,822)	(8,943)	(7,930)	(1,139)
Changes in operating assets and liabilities:
Inventories	(44)	723	(2,144)	(308)
Prepaid expenses and other current assets	(32,545)	(48,772)	23,884	3,431
Amounts due from related parties	(104)	113	—	—
Deferred revenue	200,647	(32,052)	(16,407)	(2,357)
Accrued expenses and other current liabilities	140,261	(10,267)	138,173	19,844
Income tax payable	7,097	5,733	5,493	789
Amount due to related parties	788	230,657	(53,042)	(7,619)
Franchise deposits	(3,488)	(2,093)	770	111
Net cash generated from (used in) operating activities	80,266	(92,905)	24,684	3,544
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(564,998)	(73,208)	(104,534)	(15,015)
Purchase of property, plant and equipment	(64,706)	(83,709)	(115,545)	(16,597)
Loans to a third party	—	—	(191,230)	(27,468)
Net cash used in investing activities	(629,704)	(156,917)	(411,309)	(59,080)
CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of businesses	—	—	(147,592)	(21,200)
Proceeds from IPO (net of IPO expenses)	—	799,208	—	—
Proceeds from convertible notes	461,206	—	—	—
Proceeds from promissory notes	168,180	50,000	—	—
Repayments of promissory notes	—	—	(190,000)	(27,292)
Repurchase of convertible redeemable preferred shares	—	(180,000)	—	—
Loans from third parties	—	139,500	547,038	78,577
Repayments to third parties loans	—	(83,802)	(212,700)	(30,552)
Borrowings from banks	—	110,873	449,600	64,581
Repayments of bank borrowings	—	(4,273)	(242,100)	(34,775)
Net cash generated from financing activities	629,386	831,506	204,246	29,339
Effect of exchange rate changes	3,696	48,131	6,432	924
Net increase (decrease) in cash and cash equivalents, and restricted cash	83,644	629,815	(175,947)	(25,273)
Cash and cash equivalents, and restricted cash at beginning of the year	105,518	189,162	818,977	117,639
Cash and cash equivalents, and restricted cash at end of the year	189,162	818,977	643,030	92,366
Supplemental schedule of cash flow information
Income taxes paid	1,161	8,532	14,625	2,101
Interest paid	2,998	55,098	60,528	8,694
Acquisition consideration payable	68,199	48,128	376,187	54,036
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	164,684	778,006	256,763	36,882
Restricted cash	24,478	40,971	386,267	55,484
Total cash, cash equivalents, and restricted cash	189,162	818,977	643,030	92,366

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

In contemplating an IPO overseas, in February 2018, the Group undertook a reorganization.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

The Group’s business has been directly operated by the VIE and its subsidiaries and schools. As of December 31, 2018 and 2019, the VIE and its subsidiaries and schools accounted for an aggregate of 59.4% and 75.8%, respectively, of the Group’s consolidated total assets, and 85.1% and 88.0% respectively of the Group’s consolidated total liabilities.

The following financial information of the VIE and VIE’s subsidiaries and schools after the elimination of inter-company transactions and balances as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 was included in the accompanying consolidated financial statements:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	232,608	238,907
Prepaid expenses and other current assets	121,145	88,571
Total current assets	363,412	340,789
Total assets	1,627,032	3,569,949
Total current liabilities	1,668,293	3,035,344
Total liabilities	1,862,278	3,914,723

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	1,282,562	2,219,638	3,094,044
Net loss	(331,621)	(254,754)	(31,712)
Net cash generated from (used in) operating activities	80,266	(81,041)	142,437
Net cash used in investing activities	(141,025)	(156,917)	(219,186)
Net cash generated from financing activities	140,000	20,505	83,361

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, other receivables, loan receivable, other payables, amounts due to related parties, bank borrowings, loans payable to third parties, convertible notes, promissory notes and derivative liabilities and warrants.

Convertible notes

Convertible notes for which the fair value option are elected are carried at fair value, with changes in fair value recognized in earnings.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in equity and cash flows from RMB into USD as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2019, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Restricted cash

Restricted cash represents cash deposits in restricted bank accounts, required by local regulations for operating schools or pledged as collateral for bank borrowings. The deposits in restricted bank accounts cannot be withdrawn until these schools are closed or bank borrowings are fully repaid. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

Inventories

Inventories, mainly consisting of textbooks, are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

Loan receivables

Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. No valuation allowance has been recorded for the years ended December 31, 2017, 2018 and 2019 based on the result of the assessment.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Goodwill and intangible assets-continued

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

Based on the result of annual goodwill impairment assessment, no impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

Acquired intangible assets other than goodwill consist of student base, definite trademark, relationship with partnership school and franchise agreements, which are carried at cost, less accumulated amortization and impairment. The amortization periods are as follows:

Category	Amortization periods
Student base	2.2 - 7 years
Trademark	5.4 years & Indefinite
Relationship with partnership school	6.4 years
Franchise agreement	3.4 years

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Goodwill and intangible assets-continued

The Group has determined that certain trademarks do not have determinable useful lives. Consequently, the carrying amount of trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amount and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment loss was recorded during the years ended December 31, 2017, 2018, and 2019.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2017, 2018 and 2019.

Revenue recognition

On January 1, 2018, the Group adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606) applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group recorded a net reduction to opening accumulated deficit of RMB48,316 as of January 1, 2018 due to the cumulative impact of adopting Topic 606.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services.

The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of discounts, value added tax and surcharges.

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Services:
K-12 tutoring services - group class	611,268	817,843	1,103,607
K-12 tutoring services - personalized	272,880	364,554	553,654
K-12 tutoring services - full-time	—	—	286,593
Study-abroad test preparation services	334,288	860,687	941,537
Study-abroad consulting services	64,126	185,033	218,567
Total net revenues	1,282,562	2,228,117	3,103,958

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Revenue recognition-continued

The following is a description of principal activities from which the Group generates revenue and related revenue recognition policies.

(i)	K-12 tutoring services

The Group offers various types of after-school tutoring services to help students improve their academic performance and qualify for their desired schools and universities. The after-school tutoring services primarily consist of after-school group class courses, personalized tutoring courses and full-time tutoring courses. The K-12 tutoring services are accounted for as a single performance obligation. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Deferred revenue is recognized proportionately as the tutoring sessions are delivered. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. For some K-12 courses, the Group also offers refunds for any remaining classes to students who withdraw from the course. The refund is equal to the amount related to the undelivered class. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

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

Remaining performance obligations represents the transaction price of contracts for which service has not been performed under study-abroad consulting services. As of December 31, 2019, the aggregate amount of the transaction price related to the remaining performance obligations was RMB175,486. The Group estimates that revenue RMB118,162 and RMB43,016 on the remaining performance obligations to be recognized over the next 12 and 24 months, respectively, with the remainder, at RMB14,308, recognized thereafter.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

Leases

The Group leases offices and schools in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to ten years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

The computation of diluted net loss per share for the years ended December 31, 2017, 2018 and 2019 does not include common share equivalents, since such inclusion would be anti-dilutive.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB279,162 and RMB281,450 as of December 31, 2018 and 2019, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and prepayment and other current assets. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be impact on its consolidated financial statements from the adoption of the new guidance.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be impact on its consolidated financial statements from the adoption of the new guidance.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Group on January 1, 2020. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be impact on its consolidated financial statements and related disclosures from the adoption of the new guidance.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Newly adopted accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 (the “optional transition method”) and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases. Upon adoption of Topic 842, the Group recognized both a right-of-use assets and corresponding lease liabilities of RMB1,045,941 and RMB970,382, respectively, on the balance sheet. The difference between the right-of-use assets and lease liabilities was due to prepaid rent. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows upon adoption as described in Note 21. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION

Acquisition of ZMN International Education Consulting (Beijing) Co., Ltd (“ZMN Education”)

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

ZMN Education operates study abroad tutoring services in the PRC. The acquisition of ZMN Education’s service centers, with its well-known brand and teaching team, would further enhance the Group’s ability to provide high quality, competitively priced and diversified services to the students.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Beijing GEDU

On August 16, 2017, the Group acquired 100% equity interest in Beijing GEDU for cash consideration of USD72,300 (equivalent to RMB483,687).

Beijing GEDU operates study abroad tutoring services in the PRC. The acquisition of Beijing GEDU’s training centers, with its well-known brand and teaching team, would further enhance the Group’s ability to provide high-quality, competitively priced and diversified services to the students.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Shandong Zengyu Trading Co., Ltd (“Shandong Zengyu”)

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Other acquisitions in 2018

In 2018, the Group acquired 100% equity interest in Jinan Lixia Wise Tutoring School Ltd and acquired tutoring business from third parties (collectively “Other 2018 Acquirees”). The total consideration for the acquisitions of Other 2018 Acquirees amounted to RMB19,986 which included RMB19,266 in cash and the rest was in the form of warrant. The warrant was issued by Long belief Limited, a shareholder of the Company, to purchase 49,348 ordinary shares of the Company. Long belief Limited is a shareholding platform for acquisitions. Refer to Note 17. The warrant was recorded at fair value and accounted for as shares consideration of the acquisition paid by the Company itself.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Beijing Xiaoze Education Technology Co., Ltd. (“Beijing Xiaoze”)

On July 1, 2019, the Group acquired 100% equity interests in Beijing Xiaoze. The total consideration for the acquisition of Beijing Xiaoze amounted to RMB170,000 in cash.

Beijing Xiaoze operates K-12 tutoring services in the PRC. The acquisition of Beijing Xiaoze’s training centers, with its well-known brand and teaching team, would further enhance the Group’s ability to provide high quality, competitively priced and diversified services to the students.

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Amortization period
	RMB
Cash and cash equivalents	20,057
Inventories	1,508
Prepaid expenses and other current assets	52,596
Property, plant and equipment, net	205	3-5 years
Operating lease right-of-use assets	63,652
Accrued expenses and other current liabilities	(1,392)
Deferred revenue	(108,406)
Operating lease liabilities	(58,621)
Intangible assets - trademark	43,700	Indefinite
Deferred tax liabilities	(10,925)
Goodwill	167,626
Total	170,000

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Xi'an Intest Management Consulting Co., Ltd. (“Xi'an Intest”)

On July 9, 2019, the Group acquired 100% equity interests in Xi'an Intest. The total consideration for the acquisition of Xi'an Intest amounted to RMB113,000 in cash.

Xi'an Intest operates K-12 tutoring services in the PRC. The acquisition of Xi'an Intest’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Amortization period
	RMB
Cash and cash equivalents	22,245
Prepaid expenses and other current assets	47
Rental deposit	464
Property, plant and equipment, net	2,074	3-5 years
Operating lease right-of-use assets	45,269
Accrued expenses and other current liabilities	(6,072)
Deferred revenue	(45,581)
Operating lease liabilities	(41,469)
Intangible assets - student base	15,700	3.5 years
Deferred tax liabilities	(3,925)
Goodwill	124,248
Total	113,000

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Acquisition of Dalian Keyuan Culture Consulting Co., Ltd. (“Dalian Keyuan”)

On November 29, 2019, the Group acquired 100% equity interests in Dalian Keyuan. The total consideration for the acquisition of Dalian Keyuan amounted to RMB171,950 in cash.

Dalian Keyuan operates K-12 tutoring services in the PRC. The acquisition of Dalian Keyuan’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Amortization period
	RMB
Cash and cash equivalents	8,223
Prepaid expenses and other current assets	64,330
Rental deposit	931
Property, plant and equipment, net	1,204	3-5 years
Operating lease right-of-use assets	37,780
Accrued expenses and other current liabilities	(6,280)
Deferred revenue	(67,415)
Bank borrowing	(4,500)
Operating lease liabilities	(32,333)
Intangible assets - student base	12,600	4.1 years
Deferred tax liabilities	(3,150)
Goodwill	160,560
Total	171,950

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Other acquisitions in 2019

In 2019, the Group acquired 100% equity interests of ten companies and schools from third parties (collectively “Other 2019 Acquirees”). The total consideration for the acquisitions of Other 2019 Acquirees amounted to RMB342,957 in cash.

These acquired entities are in the operation of K-12 tutoring services in the PRC. The acquisitions of Other 2019 Acquirees’ training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.

These transactions were considered business acquisitions and therefore were recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisitions. The purchase price for the acquisition was allocated as follows:

	Amount	Amortization period
	RMB
Cash and cash equivalents	14,329
Prepaid expenses and other current assets	105,367
Rental deposits	1,155
Restricted cash	1,951
Property, plant and equipment, net	1,990	3-5 years
Operating lease right-of-use assets	69,970
Accrued expenses and other current liabilities	(6,595)
Deferred revenue	(148,484)
Operating lease liabilities	(62,772)
Intangible assets - student base	8,500	2.6-3.6 years
Deferred tax liabilities	(2,125)
Goodwill	359,671
Total	342,957

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

The following information summarizes the results of operations attributable to the acquisitions included in the Group’s consolidated statement of operations since the acquisition date:

	For the year ended December 31, 2017
	ZMN Education	Beijing GEDU	Others
	RMB	RMB	RMB
Net revenues	39,867	197,853	114,601
Net (loss)	(59,169)	(74,370)	(13,096)

	For the year ended December 31, 2018
	Shandong Zengyu	Others
	RMB	RMB
Net revenues	8,074	4,495
Net (loss)	(1,362)	(27)

	For the year ended December 31,2019
	Beijing Xiaoze	Xi'an Intest	Dalian Keyuan	Others
	RMB	RMB	RMB	RMB
Net revenues	116,355	61,194	11,697	174,149
Net income (loss)	11,300	(1,740)	758	33,460

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION-continued

Pro forma information of acquisitions-continued

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

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2018 and 2019 assuming that the acquisition of Beijing Xiaoze, Xi'an Intest, Dalian Keyuan and Other 2019 Acquirees which were completed in 2019 occurred as of January 1, 2018. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2018	2019
	RMB	RMB
	Unaudited	Unaudited
pro forma net revenues	2,928,589	3,481,809
pro forma net (loss)	(836,874)	(516,704)

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepaid service fees	45,415	68,913
Staff advances	11,125	20,067
Interest receivable	—	17,052
Prepaid rental expenses (Note a)	63,134	—
Others	8,964	11,116
	128,638	117,148

Note a:

The Group adopted Topic 842 in the first quarter of 2019 using the modified retrospective transition approach allowed under ASU 2018-11 as described in Note 2. The prepaid rental expenses balance as of December 31, 2019 are included in the Group’s operating lease right-of-use assets on its consolidated balance sheet.

5.	LOAN RECEIVABLE

In 2019, the Group entered into loan agreements amounted to USD27,468 (equivalent to RMB191,230) with American Hebrew Academy, Inc. (“AHA”), a non-for-profit corporation. The annual interest rate was 18.0% and the term of the loan was 12 months. The loan is secured by AHA’s real estate property located in North Carolina, the United States.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Buildings	87,792	87,792
Electronic equipment	67,637	87,658
Motor vehicles	9,652	9,149
Furniture and education equipment	38,994	46,132
Leasehold improvement	163,879	239,148
Total	367,954	469,879
Less: Accumulated depreciation	(119,153)	(171,160)
	248,801	298,719

Depreciation expenses were RMB20,545, RMB57,696 and RMB77,859 for the years ended December 31, 2017, 2018 and 2019, respectively.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Student base	104,854	140,409
Trademark	172,400	216,100
Relationship with partnership school	5,300	5,300
Franchise agreement	4,400	4,400
Total	286,954	366,209
Less: Accumulated amortization	(67,976)	(101,669)
	218,978	264,540

Amortization expenses were RMB23,644, RMB32,749 and RMB34,938 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, the Group expects to record amortization expenses related to intangible assets RMB36,072, RMB23,301, RMB17,626, RMB3,786 and RMB55 for the years ended December 31, 2020, 2021, 2022, 2023, 2024, respectively, and RMB nil thereafter.

8.	GOODWILL

The Group has two reporting units that carry goodwill. The changes in carrying amount of goodwill for the years ended December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Costs:
Beginning balance	1,152,913	1,243,817
Acquisition of subsidiaries and schools	90,904	812,105
Ending balance	1,243,817	2,055,922
Goodwill impairment loss	—	—
Goodwill, net	1,243,817	2,055,922

The Company performed goodwill impairment analysis as of December 31, 2019. When determining the fair value of reporting units, including K-12 tutoring services and study abroad tutoring services, the Company used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts.

Based on the Company’s assessment as of December 31, 2019, the fair value of K-12 tutoring services and study abroad tutoring services reporting units exceeded its carrying value, respectively. The Group did not record impairment of goodwill for the years ended December 31, 2017, 2018 and 2019.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Consideration payable in connection with business acquisitions	48,128	376,187
Salary and welfare payable	216,671	335,024
Refund liabilities (Note a)	92,960	137,510
Accrued expenses	38,676	61,962
Other tax payable	23,264	25,060
Interest payable	9,771	20,342
Payables for purchase of property, plant and equipment	1,332	16,113
Others	5,321	11,517
	436,123	983,715

Note a:	Refund liabilities represented estimated amounts of service fee collected that may be subject to refund to the customers related to K-12 tutoring services and study abroad tutoring services.
10.	BANK BORROWINGS

In April 2018, Dalian Xigang Tongfang Technology Culture Training School (“Dalian Tongfang”) entered into a bank borrowing agreement amounted to RMB10,000 with Shanghai Pudong Development Bank (“SPD Bank”). The annual interest rate was 6.3% and the term of the bank borrowing was 12 months. Puxin Education, Mr. Yunlong Sha and Ms. Wenjing Song were joint guarantors under the bank borrowing agreement. The bank borrowing was fully repaid as of December 31, 2019.

In November 2018, Puxin Education entered into a bank borrowing agreement amounted to RMB96,600 with SPD Bank. The annual interest rate was 4.35% and the term of the bank borrowing was 6 months. Prepshine HK acted as the pledger under the bank borrowings agreement. The bank borrowing was fully repaid as of December 31, 2019.

In 2018, Puxin Education entered into a series of borrowing agreements amounted to RMB4,273 with Bank of Jiangsu. The annual interest rates were 6.525% and the terms of the bank borrowings were 12 months. As of December 31, 2018, all of the borrowing were fully repaid ahead of maturity date.

In April 2019, Puxin Education entered into a bank borrowing agreement amounted to RMB41,000 with Xiamen International Bank. The annual interest rate was 7.0% and the terms of the bank borrowings were 6 months. The buildings of Beijing GEDU were mortgaged as collateral for the borrowing. As of December 31, 2019, the bank borrowing was fully repaid at maturity date.

In 2019, Puxin Education entered into a series of borrowing agreements amounted to RMB408,600 with SPD Bank. The annual interest rate was 4.35% and the term of the bank borrowings were 6-12 months. Deposits amounted to USD50,000 (equivalent to RMB348,090), which were recorded in the current portion of restricted cash, were pledged as collateral for the borrowings. As of December 31, 2019, bank borrowings amounted to RMB94,500 were repaid at the maturity date.

For the years ended December 31, 2018 and 2019, the Group recognized interest expense of RMB1,148 and RMB13,269 for these bank borrowings.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

11.	LOANS PAYABLE TO THIRD PARTIES

In 2018, Puxin Education issued a debt instrument amounted to RMB29,500 under a directed financing scheme and registered with competent financial asset exchange in PRC, the annual interest rate ranged from 8% to 9% and the term of the debt instrument was 12 months, Taiyuan Puxin Culture and Arts Co., Ltd (“Taiyuan Puxin Arts”) and Mr. Yunlong Sha were joint guarantors under the agreement. Taiyuan Puxin Arts also issued a debt instrument amounted to RMB50,000 under a directed financing scheme and registered with competent financial asset exchange in PRC, the annual interest rate ranged from 8.2% to 8.8% and the term of the debt instrument was 6 months, Puxin Education and Mr. Yunlong Sha were joint guarantors under the agreement. All the debt instruments were fully repaid as of December 31, 2019.

In 2019, Puxin Education issued debt instruments amounted to RMB384,100 under the directed financing schemes and registered with competent financial asset exchanges in PRC, the annual interest rate ranged from 7.0% to 9.5% and the term of the debt instruments was 3-12 months, Taiyuan Puxin Arts, Shanghai Global Career Education & Technology Holdings Limited (“Shanghai GEDU”), Mr. Yunlong Sha and Ms. Wenjing Song were joint guarantors under the  agreements, 100% equity interests of certain subsidiary and tuition collection rights of certain schools were pledged for the debt instruments. Debt instruments amounted to RMB133,200 were repaid at maturity date as of December 31, 2019.

Puxin Education entered into four other loan agreements in a total amount of RMB60,000 with third parties in 2018. The annual interest rates ranged from nil to 5.655% and the terms of the loans ranged from 1 month to 3 months. For one of the loans amounted to RMB30,000, Mr. Yunlong Sha was guarantor under the loan agreement. The four loans are fully repaid as of December 31, 2018.

The Group entered into other three loan agreements in a total amount of RMB162,938 with a group of lenders in 2019. The annual interest rates ranged from nil to 14% and the terms of the loans ranged from 6 month to 12 months. Mr. Yunlong Sha was guarantor under the loan agreements, and tuition collection rights of certain schools were pledged for the loans.

For the years ended December 31, 2018 and 2019, the Group recognized interest expense of RMB2,433 and RMB20,451 for the loans.

12.	CONVERTIBLE NOTES

Notes issued to Huazhong

In June 2017, Puxin Education and Mr. Yunlong Sha entered into a convertible note investment agreement with Jiangyin Huazhong Investment Management Co., Ltd. (“Huazhong”). Pursuant to this agreement, Huazhong provides a credit facility in an amount up to RMB300,000 to Puxin Education and has the right to elect to convert the unpaid and outstanding amount under the credit facility into ordinary shares of Puxin Limited upon its initial public offering. The conversion price per ordinary share will be equal to 90%, 80% and 70% of the public offering price of the ordinary shares if the public offering application is submitted before or by December 31, 2018, between January 1 and December 31, 2019, or between January 1 and December 31, 2020, respectively. If IPO fails to occur before or by December 31, 2020, the note could be converted to shares. In July 2017, November 2017 and February 2018, Puxin Education had drawn down a principal amount totaled at RMB190,000 under the credit facility. The note bears a simple annual interest rate of 12% and has a maturity term of 22 months since the date the issuer received the first proceed and can be extended for another 36 months. Pursuant to the agreement, Puxin Education committed to guarantee Huazhong an Internal Rate of Return (“IRR”) of no less than 18% per annual if Huazhong chooses to withdraw earlier or by the 58th months of investment. Puxin Education is obligated to pay the compensation amount equals to the shortfall to Huazhong. However, if for 20 consecutive trading days, the weighted average trading price provides Huazhong an IRR of above 30%, Puxin Education is no longer liable for the compensation. In the event of (1) certain misconduct by the Company, (2) the Company establishes the planned VIE structure in contemplating a IPO overseas and the Huazhong decided not to convert the note into the shares of the Company, or (3) the total net profits in aggregation of the Company from 2017 to 2019 is less than RMB950,000, Huazhong has the option to demand Puxin Education to redeem the note at a price equal to the principal amount plus any accrued unpaid interest at a rate of 18% per annum. The fair value option was elected for the convertible note. As of December 31, 2017, the fair value of the convertible note was RMB150,200. Changes in fair value of RMB10,200 were recorded in the consolidated statements of operations for the year ended December 31, 2017.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

As described in Note 13, the warrants were expired in March 2019 and Puxin Education fully repaid the new note of Huazhong in May 2019.

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

Loss on changes in fair value of USD6,714 (equivalent to RMB42,792) and nil were recorded in the consolidated statements of operations for the years ended December 31, 2018 and 2019, respectively.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

The convertible note consideration received were allocated between the convertible notes and two derivatives using the residual value method. As of December 31, 2018 and 2019, the fair value of the derivative liabilities was USD9,300 (equivalent to RMB63,942) and USD24,740 (equivalent to RMB172,235), respectively. Changes in fair value of derivative liabilities were USD6,500 (equivalent to RMB44,288) and USD15,440 (equivalent to RMB104,589) recorded in the consolidated statements of operations for the years ended December 31, 2018 and 2019. Changes in fair value of the convertible note aggregated to USD8,217 (equivalent to RMB52,368) and nil were recorded in the consolidated statements of operations for the years ended December 31, 2018 and 2019.

As part of the agreements with the noteholders, the Company and Puxin Education pledged certain equity interest of themselves and its subsidiaries of the Group as described in Note 22. The convertible notes agreements also contain covenants customary for a financing of this size and nature.

13.	PROMISSORY NOTES

On August 4, 2017, the Company issued promissory note at the principle amount of USD25,000 (equivalent to RMB168,180) to Haitong. The note bears a simple annual interest rate of 8% and has a maturity term of 2 years from the date of issuance. In 2019, the Company entered into an amendment agreement with Haitong, the maturity date for half of the principal amounted to USD12,500 (equivalent to RMB87,023) shall be extended to August 4, 2020, the third anniversary of the issuance date of the original promissory note, and the maturity date for the other half of the principal amounted to USD12,500 (equivalent to RMB87,022) shall be extended to August 4, 2021, the fourth anniversary of the issuance date of the original promissory note. The note bears a simple annual interest rate of 10% for the extension period of the original promissory note.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

13.	PROMISSORY NOTES-continued

As disclosed in Note 12, the amendment of the convertible notes to Huazhong was accounted for as an extinguishment of the original convertible notes and issuance of a new note at the same principal amount . For the new note, Puxin Education will repay the principle and interest to Huazhong as stipulated in the amendment agreement. The new note bears a simple annual interest rate of 12% and has a maturity term of 22 months since the original date the issuer received the first proceed and can be extended by Puxin Education for another 36 months. If China Central International exercises the warrant, it should surrender the warrant to the Company and make payment to the Company of an amount equal to exercise price in cash, within 5 business days upon the full payment of the principal and all the interests accrued on the principal, or at the option of China Central International, within 5 business days upon the Company’s receipt of the note of exercise. The warrants were expired in March 2019 and Puxin Education fully repaid the new note of Huazhong in May 2019.

For the years ended December 31, 2018 and 2019, the Group recognized interest expense of RMB32,026 and RMB37,379 for the notes, respectively.

The carrying value of promissory notes approximate its fair value, as interest rate approximates market rate. The fair value of promissory notes was determined as present value of the notes using market interest rate. The promissory notes was categorized in Level 2 of the fair value hierarchy.

As part of the agreements with the noteholders, the Company and Puxin Education pledged certain equity interest of themselves and its subsidiaries of the Group as described in Note 22.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

14.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, restricted cash, other receivables, loan receivable, other payables, amounts due to related parties, bank borrowings, loans payable to third parties, convertible notes, promissory notes, derivative liabilities and warrants at fair value on a recurring basis as of December 31, 2018 and 2019. Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The Group determines the fair value of derivative liabilities and warrants with the assistance of an independent third-party appraiser, based on Level 3 inputs. To determine the fair value of the convertible notes, the Group used probability expected return method. To determine the fair value of derivative liabilities, the Group used binomial model. To determine the fair value of warrants, the Group used modified discount cash flow model.

The key assumptions used in valuation of convertible notes are summarized in the table below:

	For the years ended December 31,
	2017	2018
Probability for conversion	80%	80%
Probability for redemption	20%	20%
Remaining life	2.5–4.8	2.3–4.3

The key assumptions used in valuation of derivative liabilities are summarized in the table below:

	For the years ended December 31,
	2017	2018	2019
Probability for conversion	80%	100%	100%
Exit period	2018/6/30 – 2019/6/30	2018/6/30 – 2019/6/30	2019/12/31 – 2020/12/31
Volatility	40%	54%	77%

The key assumptions used in valuation of warrants are summarized in the table below:

For the year ended December 31, 2018
Probability for conversion	—
Conversion price discount rate	90%

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

14.	FAIR VALUE MEASUREMENT-continued

Measured or disclosed at fair value on a recurring basis-continued

	Fair Value Measurement as of December 31, 2019
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	256,763	—	—	256,763
Restricted cash	386,267	—	—	386,267
Promissory notes	—	174,045	—	174,045
Derivative liabilities	—	—	172,235	172,235
Total	643,030	174,045	172,235	989,310

	Fair Value Measurement as of December 31, 2018
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	778,006	—	—	778,006
Restricted cash	40,971	—	—	40,971
Promissory notes	—	361,888	—	361,888
Derivative liabilities	—	—	63,942	63,942
Total	818,977	361,888	63,942	1,244,807

The carrying amounts of other receivables, loan receivable, other payables, amounts due to related parties, bank borrowings and loans payable to third parties approximate their fair values due to their short-term maturity.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2017, 2018 and 2019:

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

14.	FAIR VALUE MEASUREMENT-continued

	Convertible notes	Derivative liabilities	Warrants
Balance as of January 1, 2018	499,192	18,218	—
Issuance of convertible notes	50,000	—	—
Extinguishment of convertible notes	(207,300)	—	—
Issuance of warrants	—	—	14,800
Conversion to ordinary shares	(438,720)	—	—
Changes in fair value	102,260	44,288	(14,800)
Exchange rate effect	(5,432)	1,436	—
Balance as of December 31, 2018	—	63,942	—
Changes in fair value	—	104,589	—
Exchange rate effect	—	3,704	—
Balance as of December 31, 2019	—	172,235	—

Measured or disclosed at fair value on a non-recurring basis

The Group measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measures long-lived assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable as a result of the impairment assessments, the Group would recognize an impairment loss based on the fair value of the assets.

15.	SHARE-BASED COMPENSATION

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

In March 2019, the Company granted 8,879,986 options under the 2019 Noble Talent Plan for an exercise price of US$0.001 (RMB0.007). The term of the option is fixed and shall not exceed 7 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period of 2 months.

The Company determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in the years ended December 31, 2017, 2018 and 2019.

	For the years ended December 31,
Grant date	2017	2018	2019
Risk-free interest rate	2.84%-2.97%	3.40%	2.51%
Volatility	45%-47%	46%	55%
Dividend yield	—	—	—
Exercise multiples	2.2-2.8	2.2-2.8	2.8
Life of options	7.0	7.0	7.0
Fair value of underlying ordinary shares	29.46-48.31	49.67	20.57
(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4)	Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(5)	Life of options

Life of options is extracted from option agreements.

(6)	Fair value of underlying ordinary shares

Prior to the completion of initial public offering, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser. The fair value of the underlying ordinary shares is determined based on the closing market price of the share after the completion of initial public offering in June 2018.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

15.	SHARE-BASED COMPENSATION-continued

The activity in stock options as of December 31, 2019, and changes during the year then ended is presented below:

	Outstanding options
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2019	22,467,373	37.77
Granted	8,879,986	0.01
Exercised	8,987,646	0.10
Forfeited	713,481	38.52
Options outstanding at December 31, 2019	21,646,232	37.78	4.77	123,239
Options vested and expected to vest as of December 31, 2019	21,646,232	37.78	4.77	123,239
Option exercisable as of December 31, 2019	15,841,720	38.13	4.77	91,607

The weighted average grant date fair value for the years ended December 31, 2017, 2018 and 2019 were RMB27.53, RMB24.20 and RMB20.56. Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 were RMB39,716, RMB681 and RMB255,728, respectively. The total fair value of options vested during the years ended December 31, 2017, 2018 and 2019 was RMB29,645, RMB302,331 and RMB220,040, respectively.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses of RMB55,835, RMB345,503 and RMB230,440 for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, there was RMB62,498 of share-based compensation related to stock options that is expected to be recognized over a weighted average period of 2.53 years.

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

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

16.	INCOME TAXES

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. The Company’s subsidiary Prepshine HK is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before or by March 2018, and an income tax rate of 8.25% for the first HK$2,000 of assessable profit while the standard income tax rate of 16.5% remains for profit exceeding HK$2,000 from April 2018 onwards.

The Company’s other subsidiaries, the VIE and the VIE’s subsidiaries and schools, which were entities incorporated in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (“EIT”), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% except for a high and new technology enterprise (“HNTE”, which is subject to a tax rate of 15%) and some small low-profit enterprises (whose income will be counted in the taxable income at the half-reduced or quarter-reduced rate, and the enterprise income tax is calculated and paid at the 20% tax rate). In accordance with GuoKeFaHuo [2016] No.32, HNTE can enjoy a reduced income tax rate of 15%. Beijing Meikaida Education Technology Co., Ltd. began to qualify as HNTE since 2016 and enjoy the tax rate of 15% in 2016, 2017 and 2018. In accordance with Cai Shui [2019] No.13, during the period from January 1, 2019 to December 31, 2021, for small low-profit enterprises, the portion of less than RMB1,000 and the portion of more than RMB1,000 but less than RMB3,000 of the annual taxable income, will be included in the actual taxable income at 25% and 50% respectively, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20%.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

16.	INCOME TAXES-continued

The current and deferred components of the income tax expenses appearing in the consolidated statement of operations were as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	8,258	14,265	20,118
Deferred tax expenses	(5,822)	(8,943)	(7,930)
	2,436	5,322	12,188

The principle components of deferred taxes were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Accrued expenses	32,290	42,443
Net operating loss carrying forwards	149,628	222,722
Total deferred tax assets	181,918	265,165
Less: Valuation allowance	(178,462)	(262,966)
Deferred tax assets, net	3,456	2,199

As of December 31, 2019, the Group had net operating loss carried forward of RMB890,888 from the Company’s PRC entities, which will expire on various dates from December 31, 2020 to December 31, 2024.

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	71,031	81,969
Total deferred tax liabilities	71,031	81,969

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Loss before income taxes	(394,798)	(828,087)	(507,446)
Income tax benefit computed at an applicable tax rate of 25%	(98,699)	(207,022)	(126,862)
Permanent differences	13,279	106,509	51,216
Effect of income tax rate differences in jurisdictions other than PRC	—	38,490	30,189
Effect of preferential tax rate	(26)	(554)	(12,211)
Change in valuation allowance	87,882	67,899	69,856
	2,436	5,322	12,188

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

16.	INCOME TAXES-continued

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2019. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2019.

17.	ORDINARY SHARES

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

The ordinary shares of the Company issued to Long favor Limited and Long belief Limited were to establish a reserve pool for future issuance of equity share incentive to the Group’s employees or for future acquisition payments. All shareholder rights of these 25,303,724 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share are transferred to the employees or the shareholders of future acquiree. While the ordinary shares were issued to Long favor Limited and Long belief Limited, they do not have any of the rights associated with the ordinary shares, and as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when the ordinary shares are awarded to the employees or the shareholders of future acquiree. 15,438,412 and 8,150,652, 6,450,766 and 8,150,652 ordinary shares of Long favor Limited and Long belief Limited are issued but not outstanding as of December 31, 2018 and December 31, 2019, respectively.

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

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

18.	NET LOSS PER SHARE

For the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the reorganization occurred at the beginning of the first period presented.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator used in basic and diluted net loss per share:
Net loss attributable to ordinary shareholders of Puxin Limited	(397,313)	(833,411)	(518,533)
Shares (denominator):
Weighted average common shares outstanding used in computing basic and diluted net loss per share (Note 1)	99,705,361	144,157,947	170,903,317
Net loss per share basic and diluted	(3.98)	(5.78)	(3.03)

For the years ended December 31, 2017, 2018 and 2019, an incremental weighted average number of 4,938,438, 18,420,993 and 21,646,232 ordinary shares from the assumed exercise of share options were not considered in the computation of diluted net loss per share because they would be anti-dilutive given the Company’s loss making position.

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB104,635, RMB184,525 and RMB210,236 for the years ended December 31, 2017, 2018 and 2019, respectively.

20.	RELATED PARTY TRANSACTION
(1)	Related parties

Name of related parties	Relationship with the Group
Mr. Yunlong Sha	The CEO and the Chairman of the Board of Directors of the Company
Ms. Wenjing Song	Spouse of Mr. Yunlong Sha

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

20.	RELATED PARTY TRANSACTION-continued
(2)	The significant balances between the Group and its related parties were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due to:
Mr. Yunlong Sha	43,993	1,197
Ms. Wenjing Song	10,500	254
	54,493	1,451

In connection with Purong Information’s repurchase of 5% equity interest with preferential feature which was held by Shanghai Trustbridge, in January 2018, Mr. Yunlong Sha advanced to Purong Information at the amount of RMB180,000. As of December 31, 2018, such balance and the accrued interest, at 9%, were paid back by the Group.

The balances with related parties were interest-free, unsecured and repayable on demand.

21.	LEASES

Operating leases

The Group’s leases consist of operating leases for offices and schools in different cities in the PRC. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2019, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2019 was RMB378,691, and was recorded in cost of revenues, selling expenses and general and administrative expense on the consolidated statements of operations.

For the year ended
December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	373,230
Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	643,722
Weighted average remaining lease term
Operating leases	4.59 years
Weighted average discount rate
Operating leases	7.46%

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

21.	LEASES-continued

Operating leases-continued

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Years ending December 31,
2020	347,647
2021	283,836
2022	194,472
2023	137,684
2024	73,986
Thereafter	159,095
Less imputed interest	226,338
Total	970,382

Future minimum payments under non-cancelable operating leases related to offices and schools consisted of the following at December 31, 2018:

Years ending December 31,
2019	303,126
2020	217,290
2021	148,625
2022	90,340
2023	20,052
Thereafter	74,954
854,387

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2017 and 2018, total rental expense for all operating leases amounted to RMB215,432 and RMB332,574, respectively.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

22.	COMMITMENTS AND CONTINGENCIES

Equity pledge commitment

On August 4, 2017, Puxin Limited issued a convertible note and a promissory note at the principle amount of USD25,000 and USD25,000, respectively, to Haitong. In conjunction with the note purchase agreement, an offshore share mortgage agreement was entered into amongst Haitong, Puxin Limited and Long bright Limited (a shareholder of Puxin Limited solely owned by Mr. Yunlong Sha). Pursuant to the offshore share mortgage agreement, Long bright Limited mortgaged its 18% equity interests of Puxin Limited in favor of Haitong. Meanwhile, a domestic equity pledge agreement was entered into amongst a related party of Haitong, Puxin Education, Dalian Pude Education Consulting Co., Ltd. (“Dalian Pude”) and Guizhou Puxintian Education Technology Co., Ltd. (“Guizhou Puxintian”). Puxin Education pledged its 100% equity interests of Dalian Pude and Guizhou Puxintian in favor of a related party of Haitong. Mr. Yunlong Sha, Ms. Wenjing Song and Long bright Limited are joint guarantors under the offshore share mortgage agreement and domestic equity pledge agreement.

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

The equity interests pledged under the domestic equity pledge agreements with Haitong and CICC ALPHA were released in February 2018 in connection with the reorganization. As of December 31, 2019, all the mortgaged shares of Puxin Limited were released except for 9,589,566 shares which were still mortgaged to Haitong.

In 2019, Puxin Education entered into a series of borrowing agreements amounted to RMB408,600 with SPD Bank. Deposits amounted to USD50,000 (equivalent to RMB348,090), which were recorded in the current portion of restricted cash, were pledged as collateral for the borrowings.

In 2019, Puxin Education issued debt instruments amounted to RMB384,100 under the directed financing schemes and registered with competent financial asset exchanges in PRC. Taiyuan Puxin Arts, Shanghai GEDU, Mr. Yunlong Sha and Ms. Wenjing Song were joint guarantors under the agreements, 100% equity interests of certain subsidiary and tuition collection rights of certain schools were pledged for the debt instruments.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

22.	COMMITMENTS AND CONTINGENCIES-continued

Equity pledge commitment-continued

The Group entered into four other loan agreements in a total amount of RMB162,938 with a group of lenders in 2019. Mr. Yunlong Sha was guarantor under the loan agreements, and tuition collection rights of certain schools were pledged for the loans.

Contingencies

The Group is in the process of applying for permits and preparing filings for certain training institutions and tutoring branches. The contingent liability incurred by failing to meet the permit or filing requirements cannot be reasonably estimated, pending on authoritative interpretation and implementation guidance, the Group did not record any liabilities pertaining to this.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC (the “Amended Private Education Law”), which became effective on September 1, 2017 and was further amended on December 29, 2018. On August 10, 2018, the Ministry of Justice of the PRC issued the Amended Draft of Implementation Rules for the Law on the Promotion Private Education of the PRC for Approval (the “Implementation Rules for Approval”) to invite public comment. Due to the lack of authoritative interpretation and implementation guidance, the potential impact related to the Group not fully complying with the Amended Private Education Law or any relevant regulations cannot be reasonably estimated at the issuance of this report. As a result, the Group did not account for any liabilities pertaining to this.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

23.	SEGMENT INFORMATION

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

The Group primary operates in the PRC and all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on the operating segment’s revenue and gross profit. The revenue and gross profit by segments were as follows:

	For the year ended December 31, 2017
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	884,148	398,414	1,282,562
Cost of revenues	555,885	238,457	794,342
Gross profit	328,263	159,957	488,220

	For the year ended December 31, 2018
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	1,182,397	1,045,720	2,228,117
Cost of revenues	706,917	535,972	1,242,889
Gross profit	475,480	509,748	985,228

	For the year ended December 31, 2019
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	1,943,854	1,160,104	3,103,958
Cost of revenues	1,055,205	574,242	1,629,447
Gross profit	888,649	585,862	1,474,511

The total assets for the two reportable segments were shared and indistinguishable for reporting purposes.

24.	RESTRICTED NET ASSETS

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

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries contributed RMB nil, RMB1,443 and RMB510 to the general reserve during the years ended December 31, 2017, 2018 and 2019.

PUXIN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In thousands of RMB and USD, except for share, per share and per ADS data)

24.	RESTRICTED NET ASSETS-continued

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s private schools, amount contributed to the reserve of RMB260, RMB3,152 and RMB2,874 for the years ended December 31, 2017, 2018 and 2019.

The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, was RMB464,399 as of December 31, 2019.

25.	SUBSEQUENT EVENTS

In January 2020, novel coronavirus (“ COVID-19”) has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect the Group’s business operations and its financial condition and operating results for 2020, including but not limited to material negative impact to the Group’s total revenues and significant downward adjustments or impairment to the Group’s long-term assets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

In February 2020, Puxin Limited entered into an amendment agreement with AHA. Pursuant to the agreement, the maturity date of the loans to AHA shall be extended to September 6, 2021.

In February and March 2020, Purong Information and Mr. Yunlong Sha jointly entered into credit agreements with two different third parties. Each agreement will provide credit facility at RMB350,000 to Purong Information. Purong Information, with an advance notice, can draw down amounts within the credit facility and Purong Information's obligations under these credit agreements are guaranteed by Mr. Yunlong Sha.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

(In thousands of RMB and USD, except for share, and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	437,613	3,103	446
Amounts due from subsidiaries and VIEs	867,467	1,099,759	157,970
Prepaid expenses and other current assets	—	11,448	1,644
Loan receivable	—	191,230	27,468
Total current assets	1,305,080	1,305,540	187,528
TOTAL ASSETS	1,305,080	1,305,540	187,528
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	5,767	7,258	1,042
Promissory notes, current portion	171,888	87,023	12,500
Total current liabilities	177,655	94,281	13,542
Non-current liabilities
Promissory note, non-current portion	—	87,022	12,500
Derivative liabilities	63,942	172,235	24,740
Investments deficit in subsidiaries and VIEs	515,590	690,822	99,230
TOTAL LIABILITIES	757,187	1,044,360	150,012
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,627,228 shares issued and 165,038,164 and 174,025,810 shares outstanding as of December 31, 2018 and 2019, respectively)	62	62	9
Additional paid-in capital	1,944,325	2,175,652	312,513
Statutory reserve	4,595	7,979	1,146
Accumulated other comprehensive income	68,214	68,707	9,869
Accumulated deficit	(1,469,303)	(1,991,220)	(286,021)
TOTAL SHAREHOLDERS’ EQUITY	547,893	261,180	37,516
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	1,305,080	1,305,540	187,528

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In thousands of RMB and USD, except for share, and per share data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 3)
General and administrative expenses	—	8,728	12,102	1,738
Total operating expenses	—	8,728	12,102	1,738
Interest expense	5,556	13,218	15,250	2,191
Interest income	—	2,104	10,985	1,578
Foreign exchange loss	—	10,358	3,753	539
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	60,136	124,648	104,589	15,023
Equity in loss of subsidiaries and VIEs	331,621	678,563	393,824	56,569
Loss before income taxes	(397,313)	(833,411)	(518,533)	(74,482)
Income tax expenses	—	—	—	—
Net loss	(397,313)	(833,411)	(518,533)	(74,482)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of RMB and USD, except for share, and per share data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(397,313)	(833,411)	(518,533)	(74,482)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustments	15,718	52,496	493	71
Total comprehensive loss	(381,595)	(780,915)	(518,040)	(74,411)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In thousands of RMB and USD)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(397,313)	(833,411)	(518,533)	(74,482)
Adjustments to reconcile net loss to net cash generated from operating activities:
Equity in loss of subsidiaries and VIEs	331,621	678,563	393,824	56,569
Foreign exchange loss	—	10,358	3,753	539
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	60,136	124,648	104,589	15,023
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	—	(10,449)	(1,501)
Accrued expenses and other current liabilities	5,556	(5,230)	1,409	202
Net cash used in operating activities	—	(25,072)	(25,407)	(3,650)
CASH FLOWS FROM INVESTING ACTIVITIES
Loans to subsidiaries and VIEs	(488,676)	(396,495)	(221,418)	(31,805)
Loans to a third party	—	—	(191,230)	(27,468)
Net cash used in investing activities	(488,676)	(396,495)	(412,648)	(59,273)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from IPO (net of IPO expenses)	—	811,001	—	—
Proceeds from convertible notes	321,206	—	—	—
Proceeds from promissory note	168,180	—	—	—
Net cash generated from financing activities	489,386	811,001	—	—
Effect of exchange rate changes	3,696	43,773	3,545	510
Net increase in cash and cash equivalents, and restricted cash	4,406	433,207	(434,510)	(62,413)
Cash and cash equivalents, and restricted cash at beginning of the year	—	4,406	437,613	62,859
Cash and cash equivalents, and restricted cash at end of the year	4,406	437,613	3,103	446

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB and USD, except for share, and per share data)

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

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from RMB into USD as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2019, or at any other rate.