Form 20-F
period 2020-12-31
Puxin Ltd
filed 2021-04-30
CIK 1726189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
5/F, Building 4, Dingjun Building
75 Suzhou Street, Haidian District
Beijing, 100080
People’s Republic of China
(Address of principal executive offices)

Mr. Yunlong Sha, Chief Executive Officer
5/F, Building 4, Dingjun Building
75 Suzhou Street, Haidian District
Beijing, 100080
People’s Republic of China
Tel: +86 10 8260 5578
E-mail:
shayunlong@pxjy.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS representing two ordinary shares, par value US$0.00005 per share)	NEW	New York Stock Exchange
Ordinary shares, par value US$0.00005 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 174,453,992 ordinary shares, par value US$0.00005 per share, were outstanding as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒
Yes
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17  ☐    Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
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

•	“ADSs” refers to our American depositary shares, each representing two of our ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“K-12” refers to the three years before the first grade through the last year of high school;

•	“K-12 group class utilization rate” refers to the number of students enrolled in a K-12 tutoring group class course as a percentage of the maximum number of students for that course;

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

We present our financial results in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020.

FORWARD-LOOKING STATEMENTS
This annual report on Form
20-F
contains forward-looking statements that are based on our management’s current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “is/are likely to,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our ability to retain and increase our student enrollments;

•	our ability to offer new courses and services;

•	our ability to engage, train and retain new teachers and consultants;

•	expected demand for, and market acceptance of, our services and our brand;

•	our ability to maintain and improve technology infrastructure necessary to operate our online platform;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	growth of and competition trends in our industry;

•	the expected increase in expenditures on education in China; and

•	PRC laws, regulations and policies relating to private education and providers of private educational services.
You should read thoroughly this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those disclosed in “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
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
The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements that are not included herein and were prepared in accordance with U.S. GAAP.
The selected financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Selected Consolidated Statements of Operations Data:
Net revenues	439,181	1,282,562	2,228,117	3,103,958	2,903,915	445,044
Cost of revenues (1)	257,995	(794,342)	(1,242,889)	(1,629,447)	(1,558,596)	(238,865)

Gross profit	181,186	488,220	985,228	1,474,511	1,345,319	206,179

Operating expenses:
Selling expenses (1)	(123,370)	(444,927)	(848,088)	(1,083,795)	(1,048,521)	(160,693)
General and administrative expenses (1)	(185,496)	(362,748)	(775,883)	(748,259)	(469,163)	(71,902)
Impairment loss on intangible assets	—	—	—	—	(4,100)	(628)

Total operating expenses	(308,866)	(807,675)	(1,623,971)	(1,832,054)	(1,521,784)	(233,223)

Operating loss	(127,680)	(319,455)	(638,743)	(357,543)	(176,465)	(27,044)

Interest expense	—	(5,556)	(51,901)	(71,099)	(80,319)	(12,309)
Interest income	464	549	2,826	25,542	46,150	7,073
Foreign exchange (loss) gain	—	—	(7,621)	243	(1,322)	(203)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	—	(70,336)	(131,748)	(104,589)	(20,917)	(3,206)
Loss on extinguishment of convertible notes	—	—	(900)	—	—	—
Other income, net	—	—	—	—	78,440	12,021
Gain on disposal of subsidiaries	—	—	—	—	126,968	19,459

Loss before income taxes	(127,216)	(394,798)	(828,087)	(507,446)	(27,465)	(4,209)

Income tax expenses	(388)	(2,436)	(5,322)	(12,188)	(9,195)	(1,409)

Net loss	(127,604)	(397,234)	(833,409)	(519,634)	(36,660)	(5,618)

Less: Net income (loss) attributable to non-controlling interest	(48)	79	2	(1,101)	(4,454)	(683)

Net loss attributable to ordinary shareholders of Puxin Limited	(127,556)	(397,313)	(833,411)	(518,533)	(32,206)	(4,935)

Net loss per share attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(1.29)	(3.98)	(5.78)	(3.03)	(0.18)	(0.03)

Net loss per ADS attributable to ordinary shareholders of Puxin Limited

Basic and diluted	(2.58)	(7.96)	(11.56)	(6.06)	(0.36)	(0.06)

Weighted average shares used in calculating basic and diluted net loss per share	98,670,361	99,705,361	144,157,947	170,903,317	174,156,247	174,156,247

Weighted average ADS used in calculating basic and diluted net loss per share	49,335,181	49,852,680	72,078,973	85,451,659	87,078,124	87,078,124

(1)	Share-based compensation expenses that were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	1,152	6,420	4,352	2,294	352
Selling expenses	991	3,058	28,848	21,870	13,290	2,037
General and administrative expenses	50,272	51,625	339,689	204,218	12,439	1,906

Consolidated Balance Sheets Data

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, expect for share data)
Selected Consolidated Balance Sheet Data:
Total current assets	136,380	307,678	916,303	927,992	942,992	144,519
Total assets	594,117	2,008,393	2,737,019	4,707,055	4,617,594	707,676
Total current liabilities	478,385	1,270,784	1,931,220	3,308,361	3,144,353	481,893
Total liabilities	511,421	2,161,178	2,189,147	4,446,997	4,198,471	643,444
Convertible redeemable preferred shares	120,000	120,000	—	—	—	—
Ordinary shares (par value of US$0.00005 per share; 100,000,000, 100,000,000, 1,000,000,000, 1,000,000,000 and 1,000,000,000 shares authorized, 100,000,000, 100,000,000, 188,627,228, 188,627,228 and 188,653,468 shares issued and 100,000,000, 100,000,000, 165,038,164, 174,025,810 and 174,453,992 shares outstanding as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively)	34	34	62	62	62	9
Total shareholders’ (deficit) equity	(37,304)	(272,785)	547,872	260,058	419,123	64,232
Non-GAAP
Financial Measures
To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net (loss) income as additional non-GAAP
financial measures. We present these
non-GAAP
financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP
financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.
Adjusted EBITDA and adjusted net (loss) income should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP
financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss) income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Adjusted EBITDA represents net loss, which excludes depreciation, amortization, interest expense, interest income and income tax expenses, share-based compensation expenses and loss on changes in fair value of derivative liabilities. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Net loss	(519,634)	(36,660)	(5,618)

Add:
Income tax expenses	12,188	9,195	1,409
Depreciation of property, plant and equipment	77,859	80,290	12,305
Amortization of intangible assets	34,938	34,266	5,251
Interest expense	71,099	80,319	12,309
Less: Interest income	25,542	46,150	7,073

EBITDA	(349,092)	121,260	18,583
Add:
Share-based compensation expenses	230,440	28,023	4,295
Loss on changes in fair value of derivative liabilities	104,589	20,917	3,206

Adjusted EBITDA	(14,063)	170,200	26,084

Adjusted net (loss) income represents net loss before share-based compensation expenses and loss on changes in fair value of derivative liabilities. The table below sets forth a reconciliation of our net loss to adjusted net (loss) income for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Net loss	(519,634)	(36,660)	(5,618)

Add:
Share-based compensation expenses	230,440	28,023	4,295
Loss on changes in fair value of derivative liabilities	104,589	20,917	3,206

Adjusted net (loss) income	(184,605)	12,280	1,883

B.	Capitalization and Indebtedness
Not applicable.

C.	Reason for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
A description of factors that could materially affect our business, financial condition or operating results is provided below.
Summary of Risk Factors
An investment in our ADSs is subject to a number of risks, including risks related to our business and corporate structure, risks related to doing business in China and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

•	We have a history of net loss and negative cash flows from our operating activities, which may continue or occur again in the future.

•	We may not be able to effectively manage our business expansion and increasingly complicated operations and successfully integrate businesses we acquire, which could harm our business.

•	Failure to attract and retain students to enroll in our courses and study-abroad consulting programs may have a material adverse impact on our business and prospects.

•
We may not be able to effectively identify or pursue targets for acquisitions as we did in the past several years, and even if we are able to identify suitable targets, we may not be able to complete such transactions in a cost-effective manner, which may cause us to lose anticipated benefits from such acquisitions.

•	New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

•
We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business operations.

•	We face intense competition in our industry, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

•	We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants.
Risks Related to Our Corporate Structure

•	If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

•
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

•	We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

•	Our VIE or its shareholders may fail to perform their obligations under the contractual arrangements.

•	The shareholders of our VIE may have actual or potential conflicts of interest with us and not act in the best interests of our company.
Risks Related to Doing Business in the PRC

•
PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

•	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

•
Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.

•
PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

•
Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

•	We could be delisted if we are unable to meet the PCAOB inspection requirements in time.
Risks Related to Our Ordinary Shares and ADSs

•	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

•	The market prices for the ADSs have fluctuated and may be volatile.

•	Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could cause the price of the ADSs to decline significantly.

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

•	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

•
There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2020 or that we will not be a PFIC for 2021 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

Risks Related to Our Business and Industry
Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of
COVID-19.
Since the beginning of 2020, there has been an outbreak of
COVID-19
in China and other countries. As of the date of this annual report,
COVID-19
is still spreading in communities in some parts of the world. The severity of the outbreak has resulted in the temporary closure of schools, learning centers, and many corporate offices across China. In such unusual circumstances, our business has been significantly affected due to the temporary closure of our learning centers as mandatorily required by the PRC government.
From late January to May 2020, we closed all of our learning centers in China in response to the measures taken by the PRC government and moved our offline classes to online small group live broadcasting classes, which enabled us to reduce the impact of the
COVID-19
outbreak on our operations. We gradually resumed our offline operations since May 2020 when our learning centers were permitted to open according to local governments’ policies. However, we still experienced higher-than-normal refund rates from cancellation and deferments of our courses and challenges in acquiring new students since the second quarter of 2020 till the end of 2020. Our total student enrollments in the second and third quarters of 2020 experienced a lower growth rate of 18.1% and 28.7% compared to 39.5% and 60.2% in the same periods of 2019, respectively. Our total student enrollments in the fourth quarter of 2020 experienced a decrease of 12.5% compare to that in the same period in 2019. The pandemic caused delays in national exams and enrollments for our summer and autumn classes and the resurgence of the pandemic in certain cities, such as Beijing, Dalian and Xi’an, further delayed the resumption of schools or resulted in local governments’ policies to close offline classes of after-school tutoring learning centers again. For example, our learning centers were required to be closed in Beijing from mid-January
to April 2021, which adversely affected the student enrollments for our courses during the winter break of 2021. Despite the impact by the outbreak of
COVID-19,
our strong execution enabled us to achieve a growth in
K-12
tutoring business (without taking Puxin Online School into consideration) for the full year of 2020 with an 8.9% increase in net revenues to RMB2,099.0 million (US$321.7 million) in 2020 compared to RMB1,927.4 million in 2019.

In addition, the
COVID-19
pandemic has had a material and adverse impact, both economically and socially, in other countries, including the United States, the United Kingdom, Canada and other study-abroad destinations popular among Chinese students. The duration and intensity of disruptions resulting from the
COVID-19
outbreak in these countries remain uncertain. Furthermore, the pandemic caused delays and cancellations of the onsite exams of most overseas standardized tests in China due to the restrictions on social gathering implemented by the government. As a result, we have experienced a significant decrease in student enrollments of our study-abroad tutoring services to 41,378 in 2020 compared to 72,174 in 2019, which in turn resulted in a 39.9% decrease in our net revenues of study-abroad tutoring services to RMB697.6 million (US$106.9 million) in 2020 compared to RMB1,160.1 million in 2019. Chinese students may be discouraged from pursuing study-abroad in the year of 2021, if not longer, which in turn may negatively affect the demand for our study-abroad test preparation courses and study-abroad consulting services.
Our ability to expand our network of learning centers was also impacted by the
COVID-19
pandemic in 2020. We had 29 newly constructed learning centers in 2020 as compared to 94 in 2019. We also closed certain learning centers which were significantly affected by the
COVID-19
and had poor operating performance in 2020. In addition, affected by the travel restrictions and social distancing requirements, our acquisition team could not travel to meet with potential acquisition targets, conduct due diligence on the acquisition targets or negotiate with owners of the potential targets, which caused a decrease in the number of newly acquired learning centers in 2020 as compared to that of 2019. All of these had negatively affected our results of operations in 2020.
Although China has controlled the pandemic, we currently are unable to predict the impact of
COVID-19
on our business and operations, our results of operations, financial condition, cash flows and liquidity in the future, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented. The
COVID-19
pandemic has impacted our results of operations and financial condition and will likely have a continued adverse impact on our results of operations.
We have a history of net losses and negative cash flows from operating activities, which may continue or occur again in the future.
We had a net loss of RMB833.4 million, RMB519.6 million and RMB36.7 million (US$5.6 million) in 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, we had an accumulated deficit of RMB1,469.3 million, RMB1,991.2 million and RMB2,026.9 million (US$310.6 million), respectively. In addition, we do not have a stable history of positive cash flows from operating activities. Our net cash used in operating activities was RMB92.9 million in 2018. Although we generated net cash from operating activities in the amount of RMB24.7 million in 2019, we had net cash used in operating activities in the amount of RMB203.3 million (US$31.2 million) in 2020 primarily due to a decrease of RMB183.4 million in deferred revenue. The significant pressure on our operating cash flows in 2020 was primarily due to the shutdown of schools and delayed resumption of schools in China, as well as decreased demand for study-abroad tutoring services during 2020 as a result of the negative impact of
COVID-19.
We cannot assure you that we will be able to generate net profits or sufficient cash flows from our operating activities in the future. Our net loss has resulted primarily from our cost of revenues and sales and marketing expenses to develop our business. We expect that both our cost and our operating expenses to further increase as we continue our business expansions and that we may face difficulties in achieving or maintaining profitability. In 2020, the
COVID-19
pandemic also had negative impact on our revenues from our principal businesses. As we plan to continue to expand our business, we may need to devote substantial resources to planning for acquisitions of new schools or entities, integrating newly acquired schools, upgrading our services and programs, taking measures to comply with the PRC government’s policies and regulations, marketing our brands and recruiting qualified teachers. Any failure to realize anticipated revenue growth could result in further operating losses. Thus, we cannot assure you that we will achieve or maintain profitability or that we will not incur losses in the future.

We may not be able to effectively manage our business expansion and increasingly complicated operations and successfully integrate businesses we acquire, which could harm our business.
We have implemented a growth strategy through both acquisitions and internal growth, and we plan to continue to expand our operations in certain geographic areas as we address growth in our customer base and market opportunities. We rapidly expanded our network of directly operated learning centers from 99 as of December 31, 2015 to 446 as of December 2019 primarily through acquisitions. Although the number of our directly operated learning centers decreased to 407 as of December 31, 2020 primarily due to the adverse impact of the
COVID-19
pandemic on our ability to expand our network, we intend to continue to seek suitable acquisition targets to expand our network. Our expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. The sustainable post-acquisition organic growth is largely dependent on our ability to integrate operations, system infrastructure and management philosophies of acquired schools. The integration of acquired schools is extremely complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. The main challenges involved in integrating acquired schools include the following:

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
The success of our business depends heavily on the number of student enrollments in our courses and study-abroad consulting programs. Our ability to continue to attract students to enroll in our courses and consulting programs is critical to the continued success and growth of our business. This ability is dependent on a variety of factors, including our ability to acquire schools that create synergies and complement our businesses, develop new programs and improve our existing programs to respond to changes in market trends and student demand, continually develop high-quality educational content and consultation services, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, as well as respond effectively to competitive pressures. We use a variety of marketing and recruiting methods to attract students and increase student enrollments, such as word-of-mouth
referrals and promotion efforts on new media. A failure by us to implement sales and marketing strategies in a cost-effective manner could have a material adverse impact on our business, financial condition and results of operations.
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
Historically, we have significantly expanded our network through selected acquisitions of new schools and businesses. We expect to continue to selectively acquire or invest in new schools or businesses that complement our existing operations. We may not, however, be able to identify suitable targets for acquisitions or investments in the future due to a decrease in the amount of small and medium-sized
targets or an increase in the number of acquirers. In addition, changes in laws and regulations on private schools and training institutions might affect the number of suitable acquisition targets as the target’s compliance with such laws and regulations is one of the key factors for our acquisitions. Even if we are able to identify suitable targets, we may be unable to complete a transaction on terms commercially acceptable to us or finance the transaction. If we fail to identify appropriate candidates or complete the desired transactions, our growth and expansion may be impeded.
New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.
The private education is a highly regulated industry in the PRC. Relevant laws and regulations are relatively new and evolving, and the interpretation and enforcement of such laws and regulations involve significant uncertainties. As a result, under certain circumstances it may be difficult to determine what actions or omission may be deemed to be violations of or noncompliance with applicable laws and regulations.
Pursuant to the Decision on Amending the Law on the Promotion of Private Education of the PRC, or the Amended Private Education Law, and the Implementation Regulations for Classification Registration of Private Schools, or the Classification Registration Regulations, the existing private schools are required to choose to register as non-profit
or
for-profit
private schools with competent government authorities. If a private school elects to register as for-profit
school, it is required to (i) undertake financial liquidation, (ii) clarify the ownership of land, school premises and properties, (iii) pay relevant taxes and duties, and
(iv) re-apply
for a new private school operation permit and
re-register
with relevant authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Implementation Regulations for Classification Registration of Private Schools.”
In August 2018, the Ministry of Justice of the PRC issued the Amended Draft (for Approval) of Implementation Rules for the Law on the Promotion of Private Education of the PRC, or the Draft Implementation Rules, to invite public comments. If the Draft Implementation Rules are signed into law, they would have several impacts on our business. For example:

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

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Amended Draft of the Implementation Rules for the Law on the Promotion of Private Education of the PRC” for a summary of the Draft Implementation Rules. As of the date of this annual report, the Draft Implementation Rules had not come into effect pending for the final approval, and may be subject to further revisions. We expect that the Amended Private Education Law, accompanied with its relevant implementation rules and regulations, will bring significant changes to the compliance regime. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all.
Under the regime of the Amended Private Education Law, the PRC government authorities promulgated a number of regulations and rules governing the education industry and the after-school tutoring service market since 2018, including but not limited to (i) the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, (ii) the Opinion on Supervising After-school Tutoring Institutions, (iii) the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, (iv) the Implementation Opinions on Regulating Online After-School Training, and (v) the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps. For details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Opinions on Regulating Development of After-school Education Institutions.” We have been making effort to ensure compliance with these regulations and rules but there is no assurance that our effort will result in full compliance in timely manner given that certain regulations and rules impose new requirements and that PRC government authorities have discretion in interpreting, implementing and enforcing such regulations and rules. If we fail to comply with these regulations and rules in a timely manner, the relevant learning centers may be subject to the order of rectification, fines, confiscation of the gains derived from our noncompliant operations, suspension of our noncompliant operations, or other regulatory measures, which may materially and adversely affect our business and results of operations. In addition, uncertainties still exist as the regulatory authorities may impose further stringent requirements on the operations of after-school tutoring institutions in certain aspects, such as teacher qualification licenses, means and timing of tuition fee collection, mandatory deposit of prepaid tuition fees into escrow accounts under supervision, pricing of courses, refunds to students, course content and homework, teaching approaches, acquisition of student enrollments, or advertisement placement. We may incur additional costs for compliance with such requirements, which may adversely affect our business, financial condition and results of operations. Our failure to comply with these future requirements may subject us to required rectifications, fines, penalties or other regulatory measures, and in the worst case scenario, we may be forced to cease operations or could be unable to maintain or renew our private school operation permits.
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
As of December 31, 2020, we had 397 learning centers which are required to obtain private school operation permits or are required to complete filings for registration with the local education authorities, among which 180 learning centers have not obtained the private school permit or completed the required filings.

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
PRC laws and regulations require that the teachers teaching academic subjects in the compulsory education stage and the subjects related to the admission to higher schools must have the relevant teaching qualifications. As of the date of this annual report, certain of our teachers for the above-mentioned subjects have not obtained the relevant teaching qualifications and some of them are in the process of obtaining such qualifications. We have formally notified these teachers of the requirement to obtain the relevant teaching qualifications. Nevertheless, we cannot assure you that our teachers can all apply for and obtain the teaching qualifications in a timely manner, or at all. If our teachers are not able to apply for and obtain the required teaching qualifications on a timely basis, or at all, these teachers could be unable to continue to teach the subjects of the compulsory education curricula and the subjects of the admission exams to higher schools. In addition, we may need to rectify such noncompliance, or be subject to penalties or the potential risk that we may not maintain our private school operation permits. All of these may have a material adverse on our business, financial condition and results of operations. We also hire foreign teachers and we need to apply for work and residence permits for them in China. If we cannot obtain such permits for our foreign teachers, we may have to terminate our employment relationship with them.
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
The private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer, including in online and offline forms, and in each geographic market in which we operate. For example, we face competition from companies that focus on providing
K-12
after-school tutoring services and study-abroad test preparation services in China.
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

The increasing use of the Internet and advancement in technologies are eliminating geographic and physical facility-related entry barriers to providing private education services. We also face competition from online educational service providers that offer online after-school tutoring services. These online education service providers use advanced technologies such as online live broadcasting technologies, to offer their programs, services and products quickly and cost-effectively to a large number of students. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease of our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.
Our business and financial performance may suffer if we fail to successfully develop and launch new education services or effectively implement our business initiatives.
The future success of our business depends partly on our ability to develop new education services and carry out business development initiatives. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframe. For example, we have implemented an online-merge-offline strategy under which we enhance our online services to complement our classroom-based
K-12
tutoring services, and offer online tutoring classes on weekdays and weekends to students of our group class and personalized tutoring courses since January 2019. While we have not experienced material technological difficulties in these newly launched services, we cannot assure you there will not be system outages or errors for these new online services in the future. In addition, we started to offer full-time tutoring to high school students who are preparing for university entrance exams and art college admission exams in China in April 2019. Unexpected operational, technical or other issues could delay or prevent the launch and operations of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.
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

The likelihood of any above-mentioned circumstances increases as we expand our network of learning centers. These events could influence the perception of our learning centers not only by our students and their parents, but also by other constituencies in the education sector and the general public. In addition to traditional media, there has been an increasing use of social media platforms in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. Information concerning our company, shareholders, affiliates, directors, officers, teaching staff and other employees, may be posted on such platforms at any time. Any negative review, comment or allegation about our company, our learning centers or services, regardless of merits, once disseminated through social media platforms may harm our brands, public image and reputation, which in turn may result in a loss of students and have a material adverse effect on our business, financial condition, results of operations and prospects.
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

As of December 31, 2020, among our 739 lease contracts, we had not been able to receive copies of the valid title certificates or proof of authorization to lease properties to us from the lessors for 131 leased properties. Our use of some of leased properties does not comply with the approved use stipulated in the title certificates of such properties or the lease agreements. As of December 31, 2020, we were not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning center and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms commercially acceptable to us, our business and results of operations could be materially and adversely affected.
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
According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings. As of December 31, 2020, we had leased 542 business premises for our training institutions and their tutoring branches, and we have complied with the foregoing fire safety permit and filing requirements for 306 of these premises. We have arranged inspections for 55 premises by local fire control authorities and obtained written records of passing the fire safety inspections. Besides, the construction units have obtained the fire safety permits in connection with the construction of the buildings where another 96 premises are located, and we are in the process of completing further fire safety filings with respect to the interior decoration of such premises. However, as of December 31, 2020, we had neither obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings for the remaining 73 leased business premises. We cannot assure you that we may be able to obtain the fire safety permits, rectify our non-compliance
or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all, and we may be subject to fines and orders to rectify within a specified period of time or to suspend operations for our non-compliance.
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
In addition, according to PRC fire safety laws and regulations, venues for children’s activities generally may not be located above the third floor of a building, depending on its fireproof conditions. As of December 31, 2020, 88 of our business premises for children’s activities, including certain sections of our
K-12
and study-abroad programs that target children were located above the third floor of a building. Nevertheless, we have either complied with the fire safety filing requirement or arranged fire safety inspections by the local fire control authorities and obtained written records of passing the fire safety inspections for 44 business premises. We may be subject to fines and orders to suspend operations if the remaining 44 business premises are inspected and found to be in violation of the fire safety regulations, which could materially and adversely affect our business, results of operations and financial condition.
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
The internet industry and education industry in China are highly regulated by the PRC government. As we provide online education services and products, we are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our education services in China. We have obtained Internet Content Provider Licenses, or ICP Licenses, for some of our online platforms, and intend to register the remaining online platforms on our current ICP Licenses or apply for new ICP Licenses for these platforms. We may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.
For example, we offer certain audio-visual content on our websites as supplementary course materials. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-visual program service” under the Administrative Measures Regarding Internet Audio-Visual Program Services, our VIE and its subsidiaries may be required to obtain a license for disseminating audio-visual programs through Internet. We may also be required to obtain the Permit for Production and Operation of Radio and TV Programs if the governmental authorities determine that the online courses we offer fall within the definition of “radio and television program” under relevant rules. Moreover, we may be required to obtain the online publishing services permit for our online educational products, such as Puxin Dual-Teacher Classrooms, Puxin Superior Classes, foreign teacher classes and GEDU Online. If we are not able to obtain such licenses, we may further be subject to fines, legal sanctions or an order to suspend our on-line
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
In 2018 and 2019, we did not recognize any impairment loss in relation to goodwill or intangible assets arising from our acquisitions. In 2020, we recognized impairment loss of RMB4.1 million (US$0.6 million) in relation to certain trademarks in connection with our acquisitions. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which could have a material adverse effect on our results of operations.
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
We cannot assure you that our trademarks, logos, trade names, technologies, products, courseware, course materials or any intellectual property developed or used by us do not or will not infringe the intellectual property rights held by third parties. We and our schools have been involved in disputes with third parties claiming infringement of intellectual property rights by us, and we may continue to be subject to such disputes in the future. If any of third parties initiate litigation against us alleging infringement upon their intellectual property rights, defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or subject us to injunctions prohibiting the distribution and marketing of the relevant brand or services. To the extent that licenses are not available to us on commercially reasonable terms or at all, we may be required to spend considerable time and resources sourcing alternative technologies or copyrights or designing alternative trademarks or brands, if any, or we may be forced to delay or suspend the sale of the relevant services or the promotion of the relevant brand. We may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit. Protracted litigation could also result in our customers or potential customers deferring, reducing or canceling their use of our services. In addition, we could face disruptions to our business operations as well as damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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
We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our learning centers, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business-related insurance products. We do not have any business interruption insurance or key-man
life insurance. The coverage of our liability insurance may not be adequate to fully protect us from all kinds of claims, and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.
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

We may need additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution, and financing may not be available on terms acceptable to us, or at all.
We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new investments and/or acquisitions, as well as the amount of cash flow from our operations. If our existing cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.
In February and March 2021, we entered into convertible note purchase agreements with a group of investors for a total of US$89 million in convertible notes. The convertible notes will mature in five years, bearing interest at the rate of 3% per annum from the respective issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into our ordinary shares at the holder’s option. Unless previously redeemed or converted, we shall redeem the notes on the maturity date at 100% of the then outstanding principal amount plus all accrued but unpaid interest. In addition, if any portion of the outstanding principal amount of the notes has not been converted into our ordinary shares by the third anniversary of the note issuance date, the holder have the right to require us to redeem, in whole or in part, the outstanding principal amount of the note at 100% of the principal amount plus all accrued but unpaid interest. If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs or and ordinary shares.
In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of educational service providers;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of the private education, in particular, the K-12 after-school tutoring services;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.
We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged economic recession globally or in the jurisdictions where we operate. If we fail to raise additional funds, we may need to reduce our growth to a level that can be supported by our cash flows. Without additional capital, we may not be able to open or acquire additional schools and learning centers, acquire necessary technologies, products or businesses, hire, train and retain teachers and other employees, market our services and products, or respond to competitive pressures or unanticipated capital requirements.
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
We operate most of our
K-12
tutoring schools and a small portion our study-abroad tutoring schools under the co-brand
names, such as “Puxin-Shengjia” and “Puxin-Fubusi.” We operate the majority of our study-abroad tutoring schools under multiple different brands, such as ZMN Education, Global Education and Puxin-YESSAT. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. In the long term, we intend to promote a unified brand “Puxin” to foster our corporate image, which represents the entire spectrum of education services we offer. We may seek to transition our co-brand
names and different brands to “Puxin” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
The education industry is vulnerable to health epidemics such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS,
COVID-19,
Ebola or other epidemics. Additionally, our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snow, storm or hurricane, and natural disasters, such as earthquakes. These occurrences could cause cancellations of student enrollment and require the temporary or long-term closure of our learning centers while we may still remain obligated to pay rent and other expenses for these facilities. We may also face litigation and have to incur extra expenses if we are found negligent in the prevention and control of health epidemics in our facilities. Any outbreak of health epidemics and any occurrence of natural disasters in China therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2020, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have granted and will continue to grant share options and other equity incentives in the future, which may result in increased share-based compensation expenses.
Puxin Education adopted its 2014 Great Talent Share Incentive Plan in December 2014, and granted an aggregate of 142,783,400 options to purchase Puxin Education’s equity interest from 2015 to 2017 under this plan. We refer to this plan as the Original Plan. In March 2018, we adopted Puxin Limited 2018 Great Talent Share Incentive Plan to replace the Original Plan and granted options to purchase 6,592,538 ordinary shares of Puxin Limited under this plan to replace the granted and outstanding options under the Original Plan. We adopted Puxin Limited 2018 Grand Talent Share Incentive Plan in March 2018, which permits granting of share options to purchase up to 16,400,000 ordinary shares pursuant to all awards under this plan. In March 2019, we adopted Puxin Limited 2019 Noble Talent Share Incentive Plan which permits granting of share options to purchase up to 8,879,986 ordinary shares under this plan. As of December 31, 2020, there were an aggregate of 19,900,589 options outstanding which entitle their holders to purchase 19,900,589 ordinary shares under our share incentive plans.
We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. In 2018, 2019 and 2020, we incurred share-based compensation expense of RMB375.0 million, RMB230.4 million and RMB28.0 million (US$4.3 million). Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.
Failure to comply with governmental regulation and other legal obligations concerning personal information may adversely affect our business, as we routinely collect, store and use personal information during our business.
We routinely collect, store and use personal information during our business. We are subject to the PRC laws and regulations governing the receiving, storing, sharing, using, processing, disclosure and protection of personal information on the Internet and mobile platforms. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Protection of Personal Information of Citizens.” The scope of these laws and regulations may change depending on varied interpretations. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 to carry out regulatory inspections on mobile Internet applications which collect and use personal information in violation of laws and regulations. This announcement prohibits business operators from collecting personal information that is irrelevant to their services or forcing users to grant their authorizations by making the user’s authorization as a default setting, bundling a plugin authorization or suspending installation in the event of failure to obtain the user’s authorization. On November 28, 2019, the National Internet Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation further jointly issued a notice to classify and identify illegal collection and use of personal information. As the above-mentioned announcement and notice are relatively new, we cannot assure you that we can adapt our operations to the new requirements promptly. In addition, the PRC regulatory authorities have recently taken measures to strengthen data protection and have also conducted several inspections in relation to data protection. We cannot assure you that we can adapt our operations to the requirements promptly. Any failure, or perceived failure, by us, or by our third-party providers, to maintain the security of our user data or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in (i) civil or regulatory liabilities, (ii) governmental enforcement actions and investigations, (iii) fines, penalties, enforcement orders requiring us to cease our operations, or (iv) adverse publicity. We may also need to expend significant resources in responding to and defending such allegations and claims. Moreover, such allegations or claims may cause damage to our reputation and loss of confidence in us by students and parents, which could have a material adverse effect on our business, financial condition and results of operations.
Our reputation, results of operations, financial condition and the trading price of our ADSs may be negatively affected by adverse publicity or other detrimental conduct against us.
Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation, result in our incurrence of substantial costs, distract our management’s attention and cause the trading price of our ADSs to decline and fluctuate significantly. The negative publicity and the resulting decline of the trading price of our ADSs could lead to the filing of shareholder class action lawsuits against us and some of our senior executive officers. We may continue to be the target of adverse publicity against us. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect our business, results of operations and financial condition and the trading price of our ADSs.

We face risks and uncertainties in printing and providing teaching handouts and other materials to our students.
Certain subsidiaries of our VIE engage in printing and distributing teaching handouts and other materials to our students. According to the Administrative Regulations on Publication, any entity engaging in publishing, printing, copying, importing or distributing of publications is required to obtain relevant permits. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Publication Distribution.”
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
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.
PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. Our Cayman Islands incorporated holding company is not an educational institution and does not provide education services. Due to these restrictions, we operate our
K-12
tutoring business and study-abroad tutoring business in China primarily through Puxin Education Technology Group Co., Ltd, or Puxin Education or VIE, and its subsidiaries. We entered into a series of contractual arrangements with Puxin Education and its shareholders. Our VIE and its subsidiaries are the entities that hold certain licenses and permits relating to the
K-12
tutoring business and study-abroad tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries to operate our business. See “Item 4. Information on the Company—C. Organizational Structure” for more information.
If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain any of the required licenses and permits, the relevant PRC regulatory authorities including the MOE, which regulates the education industry in the PRC, the Ministry of Commerce, or the MOFCOM, which regulate the foreign investments in China, the Ministry of Civil Affairs, which regulates the registration of non-profit
private schools in the PRC after the Amended Private Education Law became effective, and the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, which regulates the registration and operation of for-profit
private schools in the PRC after the Amended Private Education Law became effective, would have broad discretion in dealing with such violations, including:

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

•	restricting or prohibiting our use of the proceeds of our offshore financing activities to finance our business and operations in China; or

•	restricting the use of financing sources by us or our VIE and its subsidiaries, or otherwise restricting our or their ability to conduct business.
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore financing activities to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiary are subject to the filing of the investment information with the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory limit. Any medium- or long-term loan to be provided by us to our VIE must be approved by the National Development and Reform Commission, or the NDRC, and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
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
As we may use the proceeds of our offshore financing activities in the form of RMB in China, our PRC subsidiaries, our VIE and our VIE’s subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, Circular 19, Circular 16 and relevant foreign exchange rules may significantly limit our ability to convert the proceeds from our offshore financing activities in US dollar to RMB and transfer such proceeds to our VIE and its subsidiaries through our PRC subsidiaries, which may adversely affect our ability to expand our business. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, not in violation of applicable laws, and in compliance with the negative list on foreign investments. On December 31, 2020, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it remains unclear how SAFE and other government authorities, as well as competent banks, will implement these regulations in practice.
Risks Related to Doing Business in the PRC
PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market.
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
The Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are still subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.
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
Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.
Our independent registered public accounting firm that issued the audit report included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Because our auditor is located in, and organized under the laws of, the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlighted the PCAOB’s inability to inspect audit documentation and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. These statements reflect a heightened interest in this issue that U.S. regulators have focused on in recent years. However, it remains unclear what the SEC and PCAOB will take any further actions to address this issue.
Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.
On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to further protect investors in Chinese companies listed in the United States in response to the PCAOB’s lack of access to the work of such companies’ auditors. In August 2020, the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies, which outlined the PWG’s five recommendations to the SEC. In particular, the PWG recommends that the SEC work to enhance U.S. exchanges’ listing standards to address the concern over the PCAOB’s lack of access to audit work papers. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The PWG proposed a concept under which companies that are unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions,
or NCJs, may satisfy this standard by providing
a co-audit from
an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm.
However, there is currently no legal framework where such a
co-audit
could be conducted in China. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The report also recommends to require enhanced and prominent issuer disclosures of the risks of investing in NCJs such as China. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if
not cured. The measures in the PWG report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that then-SEC
Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG report, and that the SEC was soliciting public comments and information with respect to these proposals.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, former U.S. President Donald J. Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act, or the HFCA Act, which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. See “—We could be delisted if we are unable to meet the PCAOB inspection requirements in time.”
We could be delisted if we are unable to meet the PCAOB inspection requirements in time.
On December 18, 2020, the HFCA Act was enacted. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. We are not required to comply with the SEC’s interim final amendments to implement the HFCA Act until the SEC has identified us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.
There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. The PWG Report issued in August 2020 contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.
Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted and our ADSs will not be permitted for trading
“over-the-counter”
either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our Ordinary Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
Higher labor costs in the PRC may adversely affect our business, financial condition and results of operations.
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
Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our offshore financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.
Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.
The PRC Enterprise Income Tax Law and its implementing rules provide that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation, or SAT, issued Circular 82, as amended, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within the PRC if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. The SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not offshore enterprises controlled by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the SAT on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.
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
non-PRC
resident enterprise income tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructurings, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfers of shares in our company by investors who are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filings under Bulletin 7 and Bulletin 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
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
Risks Related to Our Ordinary Shares and ADSs
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
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
The trading price of our ADSs had ranged from US$3.68 to US$11.47 per ADS in 2020. The last reported trading price on April 28, 2021 was US$4.05 per ADS. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The trading performances of these Chinese companies’ securities after their securities offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our education services;

•	actual or anticipated fluctuations in our quarterly or annual results of operations, cash flows and changes or revisions of our expected results;

•	changes in the market condition, market potential and competition in education services;

•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity, studies or reports about us;

•	additions or departures of our key personnel and senior management;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.
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
Sales of substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options or convertible notes, in the public market, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional shares. Such sales may also make it more difficult for us to sell equity or equity-linked securities in the future at a time and price that we deem appropriate. All our ordinary shares represented by ADSs were freely transferable by persons other than our directors, executive officers and other affiliates (as that term is defined in the Securities Act) without restriction or additional registration under the Securities Act. The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.
In the future, we may also issue securities in connection with investments or acquisitions. The amount of our ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
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
There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2020 or that we will not be a PFIC for 2021 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.
In general, a
non-U.S.
corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for purposes of the PFIC rules. Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2020. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.
If we were a PFIC for 2020 or any other taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

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
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our large shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of certain significant differences between the provisions of the Companies Act (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.
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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days.

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
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by applicable law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.
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
We have incurred and will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
As a public company, we have incurred and will continue to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for the year ended December 31, 2020, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
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
Subsequent to the establishment of Puxin Education, we acquired and established a number of entities to grow our business. As of December 31, 2020, we had 407 learning centers in 32 cities in China, consisting of 328
K-12
learning centers and 79 study-abroad learning centers. In December, 2020, we entered into an agreement with Beijing Gaotu Yunji Education Technology Co., Ltd., or Gaotu Yunji, to transfer the 100% equity interest in Tianjin Puxin Online School Education Technology Co., Ltd., a subsidiary of Puxin Education engaging in online tutoring services, to Gaotu Yunji with a total cash consideration of RMB37.4 million.
Our principal executive offices are located at Floor 5, Building 4, Dingjun Building, 75 Suzhou Street, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 8260 5578. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9008,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 E 42nd Street, 18th Floor, New York, New York 10168.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at
www.sec.gov
. You can also find information on our website at http://ir.pxjy.com. The information contained on our website is not a part of this annual report.

B.	Business Overview
We are a successful consolidator in the after-school education industry in China. We have strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. As December 31, 2020, we had a nationwide network of 407 learning centers across 32 cities in China with 61 schools that we acquired and integrated since our inception. Our total student enrollments increased from 1,846,349 in 2018 to 2,872,025 in 2019 and further increased to 3,680,742 in 2020.
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
Since 2019, we have implemented an online-merge-offline strategy, or OMO strategy, through which we leverage our nationwide network of learning centers to improve students’ learning experience and enhance monetization through online platforms to complement the classroom-based
K-12
tutoring services. To complement our classroom-based tutoring courses, we have started to offer online tutoring classes on weekdays and weekends to students of
K-12
group class and personalized tutoring courses since January 2019, which have increased the time that our students spent with us and thus enhance their stickiness. We offer Puxin Dual-Teacher Classrooms which are live streaming classes where a teacher from one of our learning center partners with another teacher located in other learning centers to jointly conduct online lectures to students.
K-12
Tutoring Services
Our
K-12
tutoring services provide result-oriented educational services in various forms, such as classroom-based after-school tutoring, as well as full-time tutoring for preparation of university entrance exams and art college admission exams, to help students enhance their academic results. We provide a study plan tailored to fit a student’s aptitude, grade level, past academic performance, future academic goals, and other pertinent factors. Our curricula cover all
K-12
academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, politics science, geography and history, as well as specialized artistic skill trainings for art college admission exams in China. As of December 31, 2020, we had 328
K-12
learning centers, including 312 learning centers for after-school tutoring and 16 learning centers for full-time tutoring.
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
As of December 31, 2020, we offered group classes at 255 out of our 328
K-12
learning centers. We had 2,520,744 student enrollments in our
K-12
group class courses in 2020. For schools operating under our management for over 12 months, the retention rate of our
K-12
group class courses reached 72.7% and the
K-12
group class utilization rate reached 68.7% in 2020.
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
In January 2019, we started to offer online tutoring classes on weekdays and weekends to students as an addition to their regular classes in classroom. Our weekday online classes focus on after-class practices, Q&As and error corrections to help students digest and master the course contents which can enhance their learning experience with us. We usually add one online sessions per week for students at grades three to nine. Our online classes have increased the time that our students spent with us and thus enhance students’ stickiness.
Personalized Tutoring Courses
In addition to group classes, we also offer personalized
K-12
tutoring courses to adapt to each student’s learning pace, pattern and approach. Our personalized tutoring courses typically consist of no more than six students per session to ensure each student can improve their academic performance by, among other things, addressing weaknesses in particular subjects or topics, strengthening test-taking skills and fostering studying habits and incentives. Our students enroll in a personalized tutoring course two to three times per week during each spring and fall school semester and four to five times per week during each winter and summer break, with each class lasting for approximately two hours. Course fees for our regular personalized tutoring courses typically range from RMB160 to RMB600 per course hour, depending on the level of sophistication of the course and geographical region. We generally allow students to withdraw from courses at any time and refund tuition for undelivered classes.
As of December 31, 2020, we offered personalized tutoring services at 199 out of 328
K-12
learning centers, mainly in
tier-1
and
tier-2
cities in China. In 2020, we had 49,617 student enrollments in our
K-12
personalized tutoring classes.
Our personalized tutoring services generally comprise of three main components: (i) assessment and study plan formation, (ii) personalized tutoring and (iii) monitoring and tracking of an individual student’s progress. For each new student, we commence with a consultation followed by a comprehensive assessment designed to evaluate the student’s existing academic knowledge, test-taking skills and learning patterns. Our professional consultants and teachers use the results of the assessment to analyze each student’s academic strengths and weaknesses, and craft customized study plan based on each student’s aptitude and learning needs. Based on the customized study plans, our teachers will provide individualized sessions to the students to enhance their understanding of the subjects and practice test-taking skills. We have a designated team which continuously monitors and tracks an individual student’s progress to ensure personalized tutoring courses are tailored to the pace and learning pattern of each student. We also offer online tutoring classes to students of personalized tutoring courses to further help them review the learning contents and improve the learning results which we believe can enhance students’ stickiness.

Full-time Tutoring Services
To further expand the breadth of our service offerings, in April 2019, we started to offer full-time tutoring to high school students who are preparing for university entrance exams and art college admission exams in China. We provide boarding services and create a closed-door environment for students. Our full-time tutoring programs usually last for six to nine months and we charge students tuition and boarding fees which typically range from RMB45,000 to RMB65,000 per student. As of December 31, 2020, we offered full-time tutoring services at 16 learning centers in Beijing, Xi’an, Jinan, Guangzhou and Zhengzhou. In 2020, we had 36,755 student enrollments in our
K-12
full-time tutoring courses.
Other Services
We also offer certain extracurricular courses to students, such as painting, calligraphy and science. Our courses are designed to inspire students’ creativity, enhancing their critical thinking and problem-solving abilities and enriching their life experience.
Study-abroad Tutoring Services
Our study-abroad tutoring services are designed to help students prepare for admission tests and applications for high schools, universities and graduate programs primarily in English-speaking countries. We offer study-abroad test preparation courses and study-abroad consulting services through our learning centers located in 24 cities. In addition to our directly operated learning centers, we also have franchised schools operated under the brand of Global Education.
Study-abroad Test Preparation Courses
We offer study-abroad test preparation courses to students taking language and entrance exams used by educational institutions in the United States and Commonwealth countries, such as the United Kingdom, Australia and New Zealand. We offer test preparation courses for major overseas exams, including IELTS, SSAT, SAT, TOEFL, AP, ACT,
A-level,
GRE and GMAT.
Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our experienced teachers generally teach in small and medium-sized
classes ranging from three to ten students. Course fees for our test preparation courses typically range from RMB100 to RMB1,500 per course hour, depending on the size of class, level of sophistication of the course and geographical region. In 2020, we had 37,904 student enrollments in our study-abroad test preparation courses.
IELTS preparation courses
. Our IELTS preparation courses target students who choose to pursue undergraduate and graduate degrees in countries that predominately refer to IELTS scores for school and university admissions, such as the United Kingdom, Australia and New Zealand. We provide IELTS courses in various forms, such as large classroom lectures, small seminar, one-on-one
tutoring, and online tutoring. Our IELTS courses generally range from 50 to 300 course hours. Course fees for our regular IELTS preparation courses typically range from RMB100 to RMB900 per course hour.
TOEFL / SAT / SSAT preparation courses
. Our TOEFL, SAT and SSAT preparation courses are targeting middle school, high school and college students who desire to pursue education in the United States or Canada. We offer a range of basic and advanced TOEFL courses, and courses for the SAT and SSAT subject tests. Our TOEFL, SAT and SSAT preparation courses generally range from 50 to 300 course hours. Course fees for our regular TOEFL, SAT and SSAT preparation courses typically range from RMB150 to RMB1,500 per course hour.
Other test preparation courses
. We offer test preparation courses for students who take subject-based AP and
A-Level
exams to supplement their application for universities in the United States and United Kingdom. We also offer preparation courses for GRE and GMAT for students who wish to continue graduate studies in the United States or Canada.
Study-abroad Consulting Services
We provide quality guidance primarily for students and working adults who intend to study in United States or Commonwealth countries. In 2020, we had 3,474 student enrollments in our study-abroad consulting services.
We provide
one-on-one
customized comprehensive
one-stop
plan for each student, including:

•
Assessment and Positioning
: To ensure that we accurately advise on the best country, university and major, we first conduct a comprehensive assessment of each student. We assign to each student a professional admission consultant who has in-depth
knowledge and experience in admission application for overseas schools and universities. Based on students’ academic qualifications, career goals, financial status and work experience, our consultants will help them choose the optimal target schools that address their aspirations and goals.

•
Application Guidance
: We offer comprehensive guidance for our students throughout the application process. Leveraging their own overseas studying experience and comprehensive expertise of the application requirements and procedures, our consultants provide guidance tailored for each student on their application packages. To help students prepare for the school interviews, we also offer a number of interview preparation sessions. The interview preparation sessions are conducted by professionals who have extensive experience in interview techniques and are well versed with the nature and scope of interview questions that universities usually ask candidates.

•	Visa Assistance : We assist students in preparing for visa applications and interviews.
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

•
Puxin Dual-Teacher Classrooms. We offer live streaming classes where a teacher from one of our learning center partners with another teacher located in other learning centers to jointly conduct online lectures to students. Our Puxin Dual-Teacher Classrooms currently focus on classes among learning centers in same cities. In order to leverage our localized course contents and teaching staff, we plan to build learning centers in suburban areas or satellite cities within a reasonable proximity to the cities where we have already operated learning centers and offer Puxin Dual-Teacher Classrooms at these locations. We believe this initiative will enable us to further expand our coverage and penetration in local markets.

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

Our Puxin Teacher & Student App is a
one-stop
mobile platform among students, teachers and parents. Students can view lecture videos online anytime or download for offline viewing based on their own schedules or studying paces. Students can view assignments online, raise questions or obtain teachers’ review on their coursework. For teachers, our Puxin Teacher & Student App allows them to bring the classroom onto iOS and Android devices. Teachers can use our mobile application to upload their lecture videos and course materials, allocate and collect assignments from students, provide feedback and track students’ progress. In addition, our students’ parents can enroll in new courses, track students’ study progress and make payments through Puxin Teacher & Student App, which allows us to allocate our teaching resources in advance according to the data collected online. We update and diversify the functions of our Puxin Teacher & Student App to support our services to students and their parents.
We launched Puxin Online School in November 2018 to offer online courses in a large-class setting. In 2020, Puxin Online School had a total student enrollments of 1,032,248. In December 2020, we entered into an agreement with Beijing Gaotu Yunji Education Technology Co., Ltd., or Gaotu Yunji, to transfer the 100% equity interest in Tianjin Puxin Online School Education Technology Co., Ltd., the entity operating Puxin Online School, to Gaotu Yunji with a total cash consideration of RMB37.4 million.

Our Network
We deliver our educational services to students through an extensive network of directly operated learning centers. Our physical network of learning centers comprises
K-12
learning centers, study-abroad test preparation learning centers and study-abroad learning centers. As of December 31, 2020, we had 407 learning centers in 32 cities in China, consisting of 328
K-12
learning centers and 79 study-abroad learning centers.
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
For our study-abroad tutoring services, in addition to our directly operated learning centers, we have franchised schools which are franchisees of Global Education. As of December 31, 2020, we had 132 franchised learning centers operated by the franchisees of Global Education. We charge franchise fees every year ranging from RMB120,000 to RMB350,000 as consideration for the right we granted to the franchisees and do not share any revenue that franchised schools generate.
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
Our Acquisitions
We have grown our business through strategic acquisitions of businesses. As December 31, 2020, we had a nationwide network across 32 cities in China with 61 schools that we acquired and integrated since our inception. We have strong capabilities of and rich experiences in successful acquisitions and integration of schools. Through our acquisitions, we have realized significant economies of scale by increasing student enrollments, enlarging our team of teachers and consultants and expanding our geographic reach. Leveraging our comprehensive product and service offerings, we are able to achieve synergies by cross-selling across business lines, sharing facilities and resources and streamlining management and administrative functions.
In December 2020, we acquired a 100% equity interest in Zhengzhou Youshili Education Consulting Co., Ltd. which provides
K-12
tutoring services with headquarters office in Zhengzhou.

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

•
In stage three, when we identify target schools, we conduct thorough and rigorous due diligence on these schools covering business operations, financial management, compliance, human resources and marketing of the target schools. During such due diligence process, we identify both the strengths and weakness of the target schools and therefore determine whether to acquire the target schools and the estimated valuation and develop appropriate post-acquisition plans for such schools.

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
Student recruitment and marketing
: Based on our thorough
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

•
Curriculum and service offering
: Each acquired school will adopt our unified curricula and course materials to provide courses with consistent quality. We formulate full-year syllabi based on the schedules of admission tests of elementary schools, middle schools, Zhongkao and Gaokao to ensure well-organized teaching activities at each acquired school. We also require the acquired schools to implement our standardized student service protocol to offer better services to students and their parents.

•
Teachers
: We provide comprehensive training for the existing teachers of the acquired schools so that they can adopt and apply our teaching methodologies in their teaching activities. Based on the need of each school, we recruit new teachers and provide them with training on teaching skills and techniques. We conduct systematic performance reviews for existing teachers and provide them with better incentive and career development prospects to ensure the stability of the outstanding teaching staff of the acquired schools.

•
IT systems
: We usually integrate the key aspects of an acquired school into our IT systems within three months. Each acquired school is required to apply our unified ERP system, CRM system, financial management system and human resources system.

•
Financial management
: Our headquarters perform centralized financial management over acquired schools. We set forth budget plans for each school in relation to the number of classes and student enrollments, as well as performance targets.

During the entire integration process, our dedicated acquisition team at the headquarters oversees the executions at the acquired schools and provides guidance to the principal. The principal is required to submit daily, weekly and monthly reports about the day-to-day
operations of the acquired school to our headquarters for at least three months.
Our systematic integration approach underpins our robust growth achieved by strategic acquisitions and organic growth. Excluding net revenues generated by Puxin Online School, out of our total net revenues of RMB2,099.0 million from
K-12
tutoring services in 2020, RMB5.8 million were contributed by the schools acquired in 2020 and RMB2,093.2 million were contributed by the existing schools under our operation prior to January 1, 2020.
Course Material Development
We emphasize the quality of our course materials which is crucial to effectiveness of our teaching methodologies. Most of our
K-12
tutoring curricula and course materials are developed and updated at the course research and development center in Beijing with a focus on the universal academic and examination requirements in the PRC education system. Our schools can adopt these curricula and course materials with modifications to satisfy local requirements and demands. We encourage all teachers and consultants to actively participate in our course materials development activities and contribute their talents and experiences. In addition, as of December 31, 2020, we had a dedicated team of 495 professional staff responsible for developing, updating and improving our curricula and course materials. All the team members have solid education background, extensive teaching experience and research achievements in the field of a certain subject.
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
We update our
K-12
tutoring and study-abroad tutoring course materials periodically to keep up with the ongoing changes in the standard
K-12
curriculum and admission tests for overseas countries. We also look into each year’s examination papers of high school entrance exams and university entrance exams to update our practice question database and course materials. Our updated course materials are reviewed by an expert group consisting of teachers of public schools, teaching researchers and our own teachers who have significant teaching experience in the subject. At the end of each course’s term, we evaluate, update, and improve course materials based upon feedback from teachers, students and parents as well as student performance in their examinations.
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
We recruit
K-12
teachers based on their teaching experience, learning ability and commitment to working with us in the long term. We hire teachers for the group classes and the personalized services separately. We routinely recruit teachers graduated from universities in China and experienced teachers with a solid track record and strong reputation from local public schools. We look for candidates who have a strong sense of purpose and possess certain level of sales skills. We had 3,154, 3,934 and 3,933 full-time
K-12
teachers as of December 31, 2018, 2019 and 2020, respectively.
We hire highly qualified teachers with strong English and teaching skills for our study-abroad test preparation courses. Our study-abroad test preparation teachers are generally specialized in teaching particular courses, such as reading, writing, speaking or listening for IELTS or TOEFL. We had 1,224, 1,085 and 688 full-time study-abroad test preparation teachers as of December 31, 2018, 2019 and 2020, respectively. We hire consultants who are familiar with comprehensive study-abroad application procedures for our study-abroad consulting services. We had 214, 173 and 124 full-time consultants as of December 31, 2018, 2019 and 2020, respectively. The decreases in full-time study-abroad test preparation teachers and consultants in 2020 was primarily reflecting the significantly decreased demand for study-abroad tutoring services due to the global
COVID-19
pandemic.

The quality of our educational services is critical to our business and our brand and is key to our continued growth and success. We have developed our “Nine Steps” methodology, which standardizes our teachers’ teaching activities to implement the best practices across our learning centers to ensure consistent teaching quality. We require our teachers to carry out nine steps in their teaching activities, including (i) class preparation, (ii) before-class assessment,
(iii) in-class
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
We offer our teachers and consultants competitive and performance-based compensation packages and provide them with prospective career development within the company. We have established a remuneration system with clear and detailed performance indicators to evaluate the performance of our teachers, consultants and other staff, which can motivate our employees in a scientific, reasonable and effective manner. We have launched systematic career advancement programs, including “Bronze Talent Development Plan” for regional management personnel, “Silver Talent Development Plan” for mid-level
management, and “Platinum Talent Development Plan” for senior management to build up a talents reserve for our long-term growth. We provide the participants in these programs with career advice, advanced training and team building activities with a purpose to broadening their access to growth and development opportunities.
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
We focus on retaining existing students who have enrolled in our courses, as well as attracting new students. We recruit new students through both online and offline channels, such as distributing leaflets, organizing seminars and advertising online. We believe that the greatest contributor to our success in student recruitment has been word-of-mouth
referrals by our students and their parents who share their learning experiences at our learning centers with others. Students in our learning centers have significantly improved their results on practice tests for high school entrance exams or university entrance exams, which we believe has enhanced our reputation and increased our word-of-mouth
referrals in the markets that we participate in.
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
For our acquired
K-12
tutoring schools, we generally continue to use their original brand names to assure stable operations of these schools in the local markets. Once these acquired schools are fully integrated into our group, we operate them under a co-brand
with our own “Puxin” brand, such as “Puxin-Lingxian.” For our study-abroad tutoring services, we operate under two major brands, namely Global Education and ZMN Education.

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
Some of our current or future competitors may have longer operating histories, better brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition in our industry, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”
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
As of December 31, 2020, we had an information technology team of 126 engineers with experience and expertise in the fields of computer sciences and software development. We may further expand this team to meet the requirements of our future research and development.
Intellectual Property
As of December 31, 2020, we had registered 340 trademarks which bolster our strong brand recognition in the PRC, among which, 187 trademarks held by Global Education, 138 trademarks held by Puxin and 15 trademarks held by ZMN Education. As of December 31, 2020, we also held 184 domain names relating to our business, including our www.pxjy.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center, and 95 registered software copyrights in the PRC. We own copyrights to the course contents we developed in-house.
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
Insurance
Global Education maintains group personal accident insurance and supplemental group personal accident insurance for students attending boarding schools, and ZMN Education maintains personal accident insurance for students. In addition, the learning centers of full-time tutoring services currently maintain group personal accident insurance and accident medical insurance for their students. We do not maintain any other liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man
life insurance. We maintain medical insurance for our management in China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited liability insurance coverage and do not carry business disruption insurance.”
Seasonality
We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. In general, our
K-12
after-school tutoring services tend to generate higher revenues during summer breaks as more students are enrolled in our courses, and experience lower revenues in the first quarter as we deliver fewer classes during the winter breaks due to the Chinese New Year holiday and the relatively short length of winter breaks. We expect quarterly fluctuations in our revenues and results of operations to continue.
Regulations
We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, the Ministry of Civil Affairs, or the MCA, and their respective local offices. This section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment Restrictions
Special Administrative Measures (Negative List)
On June 23, 2020, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2020 Negative List, which became effective on July 23, 2020. On December 27, 2020, the NDRC and the MOFCOM jointly issued the Encouraged Foreign Investment Industry Catalog (2020), or the 2020 Encouraged Catalog, which became effective on January 27, 2021. Under the 2020 Encouraged Catalog and the 2020 Negative List,
non-academic
vocational skill training education and
non-academic
language training education (excluding
pre-school,
elementary school and middle school education) are categorized as encouraged industries for foreign investors;
pre-school
education, high school education and higher education are restricted industries for foreign investors, and foreign investors are only allowed to invest in these areas in cooperation with a domestic party which plays a dominant role in such cooperation; compulsory education, namely elementary school and middle school education, is a prohibited industry for foreign investors. As for other education-related businesses that are not encouraged, restricted or prohibited, they will fall into the category of allowed industry for foreign investors.
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
According to the 2020 Negative List, foreign investments in an entity engaging in value-added telecommunications services may not exceed 50% of the total equity interest of such entity, except for entities engaged in
e-commerce,
domestic multi-party communications, storage-forwarding and call centers businesses.
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
As of December 31, 2020, our offline tutoring business falls into the category of allowed industry for foreign investment, while our online tutoring business falls into the category of restricted industry for foreign investment.

Regulations on Private Education in the PRC
Education Law of the PRC
On March 18, 1995, the NPC enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising preschool education, elementary education, middle education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other training institutions. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of training institutions in accordance with PRC laws and regulations. It also provides that no organization or individual is allowed to establish or operate a school or any other education institution for profit-making purposes. Under the amendment enacted on December 27, 2015 and becoming effective on June 1, 2016, the amended Education Law allows organizations and individuals to establish and operate schools or other training institutions for profit-making purposes. Nevertheless, schools and other training institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit
organizations. The Education Law was further amended on April 29, 2021, which retains the above-mentioned principles set out in the amendment effective from July 1, 2016.
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
For a detailed discussion on how the Draft Implementation Rules will affect our training institutions, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.”
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
Implementation Regulations for Classification Registration of Private Schools
On December 30, 2016, the MOE, the MCA, the SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Regulations for Classification Registration of Private Schools, or the Classification Registration Regulations, to reflect the new classification system for private schools as set out in the Amended Private Education Law. Under the Classification Registration Regulations, if a private school established before the promulgation of the Amended Private Education Law chooses to register as a non-profit
school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit
school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, reapply for a new private school operation permit, reregister as a for-profit
school and continue its operation. The governments at the provincial level have the authority to promulgate specific provisions regarding the above-mentioned registration requirements applicable within their respective regions. As of March 31, 2021, the majority of provinces, autonomous regions or municipalities directly under the central government where we operate learning centers already promulgated their respective regulations on the classification registration of private schools, which generally reiterate the requirements under the Classification Registration Regulations.
Implementing Rules on the Supervision and Administration of
For-Profit
Private Schools
On December 30, 2016, the MOE, the SAMR and the Ministry of Human Resources and Social Welfare jointly issued the Implementing Rules on the Supervision and Administration of
For-Profit
Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit
private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of the SAMR.
For a detailed discussion on how the Amended Private Education Law and the above rules will affect our training institutions, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business operations.”

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
non-profit
private schools’ fees.

Opinions on Regulating Development of After-school Education Institutions
On February 13, 2018, the MOE, the MCA, the Ministry of Human Resources and Social Security and SAMR (known as the State Administration for Industry and Commerce prior to April 2018) jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, which came into effect on the same date. These government authorities conducted a series of inspections on after-school training institutions in 2018. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools. In addition, elementary or middle schools may not reference a student’s performance in the after-school training institutions as one of admission criteria.
On August 26, 2018, the State Council issued the Opinions on Supervising After-School Tutoring Institutions, or State Council Circular 80, which provide various guidance on regulating after-school tutoring institutions for primary and secondary school students. State Council Circular 80 reiterates prior guidance that after-school tutoring institutions must obtain a private school operation permit, and further requires such institutions to meet certain minimum requirements. For example, after-school training institutions are required to (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for class participants; and (iv) not hire any teachers who are working concurrently in primary or secondary schools, and teachers for tutoring in academic subjects such as Chinese, mathematics, English, physics, chemistry and biology are required to have the corresponding teaching qualifications. After-school tutoring institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school tutoring institutions may not exceed the corresponding national curricula standards and training progress may not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school tutoring institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 20:30 each day. Course fees can only be collected for courses in three months or shorter installments. Local authorities are required to formulate local standards for after-school tutoring institutions within their administrative area. If an overseas listed after-school tutoring institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operations, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). In relation to online education service providers, State Council Circular 80 generally provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry.
In order to implement the prohibition against after-school tutoring beyond the state standard curricula or ahead of the school teaching schedule as regulated by State Council Circular 80, on May 6, 2020, the general office of the MOE issued the Negative List of Tutoring beyond State Standard Curricula or ahead of School Teaching Schedule for Six Subjects at Compulsory Education Stage (Trial), or the Tutoring Negative List. The Tutoring Negative List identifies typical course contents that could be deemed as beyond state standard curricula or ahead of school teaching schedule. The Tutoring Negative List aims to facilitate the implementation of the State Council Circular 80 and does not change the regulatory requirements set out therein.

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
On June 10, 2020, the General Office of the MOE and the General Office of the SAMR promulgated the Notice on Issuing the Form Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to promote the use of the form service contract for after-school training services provided to primary and secondary school students. The form service contract covers the obligations and rights of parties involved in the after-school training, and includes detailed provisions on training fees, refund arrangement and default liabilities.
On October 16, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on Rectification of After-school Tutoring Institutions’ Infringement of Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities should increase the investigation on after-school tutoring institutions’ illegal acts which infringe consumers’ rights by using unfair standard terms to exempt them from their own responsibility, increase consumers’ liability and restrict consumers’ legal rights.
The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.
With respect to the filing requirements, the Online After-School Training Opinions provides, among others: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, shall file if it has already conducted online after-school training; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.
The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 60 days; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in grade 1 and grade 2. The online after-school training platforms shall have eye protection and parental supervision functions; (iii) the online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after review by the competent provincial education regulatory authorities shall complete the rectification, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which require, among others, for mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The MOE expects to further promulgate implementation rules with respect to such filing requirements. The Opinions on Educational Apps also require, among others, that: (i) before such filing, the Educational App’s provider shall have obtained ICP License or completed ICP License filing and obtained the certificate and grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps with main users under the age of 18 shall limit the users’ usage time, specify the range of suitable ages, and strictly monitor contents; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App shall be approved by the applicable school through collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools shall not charge the students or parents any fees, and shall not offer any commercial advertisements or games.
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
On April 8, 2021, the general office of the MOE issued the Circular on Strengthening the Operation Management of Compulsory Education Schools, which prohibits after-school training institutions from requiring primary and secondary school students to do any homework for after-school training courses.
Disciplinary Measures for Violation of Professional Ethics of Elementary and Secondary School Teachers
The MOE promulgated the Disciplinary Measures for Violation of Professional Ethics of Elementary and Secondary School Teachers on January 11, 2014, and amended on November 8, 2018, which prohibits teachers of elementary and secondary schools from providing paid tutoring activities or introducing students and providing relevant information to after-school training institutions or any third party. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants.”
Regulations Relating to Private Education Fees
On August 17, 2020, MOE and other four government agencies jointly promulgated the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Education Fees Opinions. The Education Fees Opinions provide that the level of fees charged by for-profit
private schools is open to market adjustment and can be determined by for-profit
private schools in their own discretion, while the regulatory policies for fees charged by non-profit
private schools shall be formulated by provincial governments. The Education Fees Opinions further clarify that private schools established prior to November 7, 2016 shall be regulated in the same way as non-profit
private schools in respect of
fee-collecting
policies before they complete the classification registration procedures. Besides the fee-collecting
policies, the Education Fees Opinions also contain provisions regarding the management and use of education fees. The Education Fees Opinions also require that all education fee revenue of a private school shall be deposited into a bank account filed with education authorities and shall be used mainly for the purposes of education activities, improvement of school conditions, faculty and staff’s compensation and appropriation of development fund. The Education Fees Opinions propose to explore a special audit system for school education fees, in particular for non-profit
private schools. The Education Fees Opinions emphasize that the sponsors of non-profit
private schools may not obtain proceeds from the schools’ operating profits, distribute the operating surplus or remaining assets, or transfer operating profits through related-party transactions or related parties.
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
Regulation Related to Production and Distribution of Radio and Television Programs
On July 19, 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, which became effective on August 20, 2004 and were last amended on October 29, 2020. The Radio and TV Programs Measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.
Internet Cultural Activities
On May 10, 2003, the MOFCOM promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on July 1, 2003 and was last amended on December 15, 2017. The Internet Culture Provisions require ICP service providers engaging in commercial Internet cultural activities to obtain a permit from the appropriate culture authority. Internet cultural activities include (i) the production, duplication, importation, and broadcasting of Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of Internet cultural products. “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include Internet cultural products produced specifically for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art and cartoons and duplicated for dissemination on the Internet.
On May 14, 2019, the General Office of the MOFCOM promulgated the Notice on Adjusting the Scope of Internet Culture Permit and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of Internet Culture Permit, and further clarifies that educational live streaming activities are not online performances.
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
Provisions on Intermediary Service for Self-Funded Overseas Studies
On June 17, 1999, the MOE, the Ministry of Public Security and the SAMR jointly promulgated the Provisions on Intermediary Service for Self-Funded Overseas Studies, which became effective on the same date. Pursuant to the regulations, the institutions which intend to carry out intermediary service business shall apply for the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies with the provincial education authorities. On January 12, 2017, the State Council promulgated the Decision of the State Council on the Third Installment of the Cancellation of the Administrative Licensing Matters Delegated to Local Governments, which, among other things, canceled the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies, which means that the requirement for intermediate service organizations to obtain Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies from the provincial government for their engaging in intermediate and consulting business activities relating to self-funded overseas studies is canceled. This decision provides that after the cancellation of such requirements, the MOE and the SAMR shall study and develop a contract template for reference, and strengthen their guidance for, regulation on and service to intermediate service organizations and that the relevant industrial association shall take on a self-disciplinary role.
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
Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A significant portion of our training institutions are not in compliance with fire safety regulations.”
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

Copyright and Software Registration
The Standing Committee of the NPC adopted the Copyright Law in 1990 and amended it in 2001, 2010 and was last amended in 2020 and will come into effect on June 1, 2021. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.
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
On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Nonresident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, for a
non-resident
enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purpose to avoid paying enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and the factors set forth in SAT Bulletin 7 must be analyzed comprehensively in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through public securities markets.
On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure for the withholding of nonresident enterprise income tax. Among other things, the SAT Bulletin 37 provides that:

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
On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 31, 2021, the People’s Bank of China, SAFE and other government authorities jointly issued the Circular on Further Optimizing Cross-border Renminbi Policies to Support the Stabilization of Foreign Trade and Foreign Investment, or the Circular 330, which, among other things, reiterates the above provisions in SAFE Circular 28. However, since the SAFE Circular 28 and Circular 330 are relatively new, it is unclear how it will be interpreted and implemented by SAFE and other government authorities as well as competent banks.

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
For a detailed description of the risks associated with the M&A Rules, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.”
Regulation Related to Anti
Long-Arm
Jurisdiction
The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working office shall, based on the investigation results and by taking the following factors into consideration, decide whether to determine any foreign entities to be unreliable entities. When making such determinations, factors to be considered include: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) other factors to be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working office may decide to take one or more of following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (vi) other necessary measures.
On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Laws and Measures of Foreign Countries, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a Chinese citizen, legal person or other organization is prohibited or restricted by any laws and measures of a foreign country from engaging in normal economic, trade and related activities with a third Country (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working office shall take following factors into consideration when assessing whether there exists unjustified extra-territorial application of foreign laws and measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the Chinese citizens, legal persons or other organizations; (iv) other factors to be taken into account. If the working office determines that there exists unjustified extra-territorial application of foreign laws and measures, the MOFCOM may issue an injunction that the relevant foreign laws or measures shall not be accepted, executed, or observed. A Chinese citizen, legal person or other organization may apply for exemption from compliance with an injunction.

C.	Organizational Structure
The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2020.

(1)
Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Tianjin Puxian Education and Technology Limited Partnership, Shanghai Trustbridge Investment Management Co., Ltd. and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership hold a 5.698%, 3.419%, 1.140%, 18.233%, 3.6335% and 3.6335% equity interest in Puxin Education, respectively.

The following table sets forth summary information for our subsidiaries as of December 31, 2020.

Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership Interest
Prepshine Holdings Co., Limited	Hong Kong	100%
Beijing Global Education & Technology Co., Ltd.	PRC	100%
Purong (Beijing) Information Technology Co., Ltd.	PRC	100%
We operate our businesses in the PRC through Puxin Education, our VIE, and its subsidiaries. The following table sets forth summary information for Puxin Education’s directly-owned subsidiaries as of December 31, 2020.

Subsidiary of Puxin Education	Jurisdiction of Incorporation	Percentage of Ownership Interest
Beijing Meitong Education Consulting Co., Ltd. (1)	PRC	100%
Beijing Shangxin Education Technology Co., Ltd.	PRC	100%
Taiyuan Puxin Culture and Arts Co., Ltd.	PRC	100%
Taiyuan Puxin Culture Communication Co., Ltd.	PRC	100%
Beijing Meikaida Education Technology Co., Ltd.	PRC	100%
Tianjin Xinsiyuan Culture Communication Co., Ltd.	PRC	100%
Beijing Puda Education Technology Co., Ltd.	PRC	100%
Shenyang Huanggu Oriental Magic Arts Training School	PRC	100%
Beijing Pule Education Technology Co., Ltd.	PRC	100%
Beijing Pule Travel Co., Ltd.	PRC	100%
Jinan Puxin Education Technology Co., Ltd.	PRC	100%
Guizhou Puxintian Education Technology Co., Ltd.	PRC	100%
Beijing Jiameixin Education Consulting Co., Ltd.	PRC	100%
Jinan Pude Education Technology Co., Ltd.	PRC	100%
Jinan Qifa Education Consulting Co., Ltd.	PRC	100%
Nanjing Diyu Investment Management Co., Ltd.	PRC	100%
Shaoxing Puxin Education Information Consulting Co., Ltd.	PRC	100%
Yunnan Pude Education Information Consulting Co., Ltd.	PRC	100%
Ningbo Puxin Education Technology Development Co., Ltd.	PRC	100%
Chengdu Puxin Shenglong Education Technology Co., Ltd.	PRC	100%
Nanjing Dreams & Stars Information Consulting Co., Ltd.	PRC	100%
Shenzhen Davis Information Consulting Co., Ltd.	PRC	100%
Shanghai Pukuan Education Technology Co., Ltd.	PRC	100%
Luoyang Pucai Education Technology Co., Ltd.	PRC	100%
Dalian Pude Education Consulting Co., Ltd.	PRC	100%
Xi’an Puxin Shanghe Culture Development Co., Ltd.	PRC	100%
Luzhou Puxin Culture Communication Co., Ltd.	PRC	100%
Beijing Xuezong Tianxia Education Technology Co., Ltd.	PRC	100%
Chongqing Puxin Technology Co., Ltd. (2)	PRC	100%
Jilin Puxin Education Technology Co., Ltd.	PRC	100%
Yancheng Tiantian Xiangshang Puxin Education Technology Co., Ltd.	PRC	100%
Fuzhou Pude Education Technology Co., Ltd.	PRC	100%
Hangzhou Puxin Technology Co., Ltd.	PRC	100%
Shandong Zengyu Trading Co., Ltd.	PRC	100%
Foshan Mingshi Education Technology Co., Ltd.	PRC	100%
Nanjing Huoyanyan Culture Development Co., Ltd.	PRC	100%
Dalian Keyuan Culture Consulting Co., Ltd.	PRC	100%
Changchun Chaoyang Puxin Training School Co., Ltd.	PRC	100%
Pude Education Technology Co., Ltd.	PRC	100%
Shanghai Puyou Information Technology Co., Ltd. (3)	PRC	100%
Tianjin Puxing Education Technology Co., Ltd.	PRC	100%
Zhengzhou Youshili Education Training School Co., Ltd. (4)	PRC	100%
Puhe Education Technology Co., Ltd.	PRC	80%

(1)
Beijing Meitong Education Consulting Co., Ltd. holds the 100% equity interest in Shanghai Global Career Education & Technology Holdings Limited and ZMN International Education Consulting (Beijing) Co., Ltd., respectively.

(2)	Puxin Education is in the process of being registered with local government authorities as shareholder of Chongqing Puxin Technology Co., Ltd.
(3)	Puxin Education holds a 67% equity interest and Purong Beijing holds a 33% equity interest in Shanghai Puyou Information Technology Co., Ltd., respectively.
(4)	Puxin Education is in the process of being registered with local government authorities as shareholder of Zhengzhou Youshili Education Training School Co., Ltd.

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
In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among Purong Beijing, Puxin Education and its shareholders are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment
We currently lease substantially all of the properties we use to operate our business. We are headquartered in Beijing, and the business premises of our schools and learning centers are located in 32 cities in China. Our leases have terms of one to 12 years.

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
Impact of
COVID-19
The outbreak of the
COVID-19
pandemic around the globe has had and is expected to continue to have an impact on our operations and financial performance. During the peak and resurgence of the pandemic, we had to close our learning centers in China, our student acquisition efforts were affected, and the enrollment for summer courses were delayed. We experienced higher-than-normal refund rates from cancellation and deferments of our courses and challenges in acquiring new students since the second quarter of 2020 till the end of 2020. Our total student enrollments in the second and third quarters of 2020 experienced a lower growth rate of 18.1% and 28.7% compared to 39.5% and 60.2% in the same period of 2019, respectively. Our total student enrollments in the fourth quarter of 2020 experience a decrease of 12.5% compare to that in the same period in 2019.
While our
K-12
tutoring business (without taking Puxin Online School into consideration) achieved a growth for the full year of 2020 with an 8.9% increase in net revenues to RMB2,099.0 million (US$321.7 million) in 2020 compared to RMB1,927.4 million in 2019, our study-abroad related businesses, including test preparation and consulting services, have been significantly affected, and are expected to continue to be affected, by the
COVID-19
pandemic due to cancellation of overseas exams, suspension of overseas schools, restrictions on travels, as well as students’ and parents’ concerns for health and safety. Our net revenues from study-abroad tutoring services decreased by 39.9% from RMB1,160.1 million in 2019 to RMB697.6 million (US$106.9 million) in 2020.
The
COVID-19
outbreak may continue affect our business operations and its financial condition and operating results for the fiscal year 2021, including but not limited to negative impact to our net revenues or impairment on our intangible assets.
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
Number of Student Enrollments
Our revenues primarily consist of tuition from students enrolled in our courses and consulting programs, which is directly driven by the increase in student enrollments. In 2018, 2019 and 2020, our total student enrollments were 1,846,349, 2,872,025 and 3,680,742 respectively. Our growth in student enrollments is directly affected by our ability to recruit new students and retain our current students.
Our ability to attract new students is largely dependent on our reputation and brand recognition and the varieties of our courses and service offerings. Our reputation and brand recognition were primarily driven by the proven academic performance of our students and the high-quality of our teaching faculty. We have expanded our service offerings to a full spectrum of after-school education services to students of all age groups in various class formats since establishment. Our course and service offerings cover all core subjects in China’s school curricula at each grade level of the
K-12
system, as well as certain extracurricular courses, such as painting and calligraphy. We started study-abroad test preparation courses and study-abroad consulting services in July 2015 and September 2015, respectively. In April 2019, we started to offer full-time tutoring to high school students who are preparing for university entrance exams and art college admission exams in China.

In addition, a high
K-12
group class student retention rate has also contributed to our total student enrollment growth. In 2018, 2019 and 2020, the
K-12
group class student retention rate of our schools operating under our management for over 12 months reached 71.5%, 72.1% and 72.7%, respectively, as a result of our high-quality services and the high satisfaction rate of our current students and their parents. Besides, our expansion of courses and service offerings also allows us to conduct cross-selling, improve student stickiness to realize synergies across business lines and maximize student lifetime value for our long-term growth.
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
Our learning centers decreased from 446 as of December 31, 2019 to 407 as of December 31, 2020, reflecting the combination of (i) 25 learning centers we acquired in 2020, (ii) 29 learning centers we constructed in 2020, and (iii) 93 learning centers which were closed or combined with other learning centers. The table below sets forth the number of our learning centers in operation throughout the period indicated and the number of our newly acquired and constructed centers during each period:

	For the Year Ended December 31,
	2018	2019	2020
Learning centers at the beginning of the period	400	386	446
Newly acquired learning centers during the period	14	41	25
Newly constructed learning centers during the period	45	94	29
Closed learning centers during the period	(73)	(75)	(93)

Learning centers at the end of the period	386	446	407

Our ability to expand our network of learning centers was impacted by the
COVID-19
pandemic in 2020. We had 29 newly constructed learning centers in 2020 as compared to 94 in 2019. We also closed certain learning centers which were significantly affected by the
COVID-19
and had poor operating performance in 2020. In addition, affected by the travel restrictions and social distancing requirements, our acquisition team could not travel to meet with potential acquisition targets, conduct due diligence on the acquisition targets or negotiate with owners of the potential targets, which caused a decrease in the number of newly acquired learning centers in 2020 as compared to that of 2019. All of these had negatively affected our results of operations in 2020.
We plan to continue to grow our network of learning centers through acquisitions, which will enable us to enlarge our nationwide coverage, penetrate target markets where we do not have presence currently and enhance our market position where we already operate in.
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
For each acquired school, we usually continue to follow its tuition fee standards prior to our acquisition to maintain the stable student retention and operations of the school. We may adjust the tuition fees for new contracts when the acquired school’s product and service quality has been improved. The tuition fee levels of our schools remained relatively stable in 2018, 2019 and 2020. In the long run, we seek to gradually increase our tuition fee level without compromising our student enrollments.

Our Ability to Control Costs and Improve Our Operating Efficiency
Our profitability depends significantly on our ability to control our costs and improve our operating efficiency.
Our cost of revenues consists primarily of teaching staff costs, rental and facility maintenance expenses for our learning centers. Teaching staff costs depend on the number of our teaching staff and their level of compensation. We offer attractive compensation to our teachers to attract and retain the best teaching talent. The number of our full-time teachers and consultants increased from 4,592 as of December 31, 2018 to 5,932 as of December 31, 2019 in line with our efforts to enhance our teaching quality, the growth of student enrollments and the expansion of our network and course offerings. The number of our full-time teachers and consultants decreased by 16.8% from 5,932 as of December 31, 2019 to 4,936 as of December 31, 2020, primarily due to decreases in the number of full-time study-abroad teachers and consultants as a result of the adverse impact of the
COVID-19
pandemic. We intend to further improve our operating efficiency and operating leverage through increased classroom utilization and increased number of courses that each teacher instructs.
Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Historically, we incurred relatively low sales and marketing expenses primarily because we expanded student base through acquisitions of schools and relied on word-of-mouth
referrals to recruit new students.
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
tutoring services, consisting of group class courses, personalized tutoring courses and full-time tutoring courses, and (ii) study-abroad tutoring services, consisting of study-abroad test preparation services and study-abroad consulting services. In 2018, 2019 and 2020, we derived substantially all of our net revenues from tuition that we charge our students for these services. In addition to classroom-based educational services and products, we also provide online learning platforms to accommodate our students’ individual learning habits and objectives since 2018 to complement our offline services. The net revenues generated from our various online platforms are included in the net revenues from
K-12
group class courses, personalized tutoring courses and study-abroad test preparation, respectively.
In 2018, 2019 and 2020, we generated net revenues of RMB2,228.1 million, RMB3,104.0 million and RMB2,903.9 million (US$445.0 million), respectively. The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
K-12 tutoring services:
Group class courses	817,843	36.7	1,103,607	35.6	1,153,658	176,806	39.7
Personalized tutoring courses	364,554	16.4	553,654	17.8	580,533	88,970	20.0
Full-time tutoring courses	—	—	286,593	9.2	472,082	72,350	16.3

Subtotal	1,182,397	53.1	1,943,854	62.6	2,206,273	338,126	76.0

Study-abroad tutoring services:
Study-abroad test preparation	860,687	38.6	941,537	30.4	553,647	84,850	19.1
Study-abroad consulting	185,033	8.3	218,567	7.0	143,995	22,068	4.9

Subtotal	1,045,720	46.9	1,160,104	37.4	697,642	106,918	24.0

Total net revenues	2,228,117	100.0	3,103,958	100.0	2,903,915	445,044	100.0

K-12
Tutoring Services
In 2018, 2019 and 2020, our net revenues from
K-12
tutoring services were RMB1,182.4 million, RMB1,943.9 million and RMB2,206.3 million (US$338.1 million), representing 53.1%, 62.6% and 76.0% of our total net revenues, respectively. We typically collect tuition from students in advance for the classes that they purchase and record the tuition initially as deferred revenues. We recognize tuition as revenues proportionally as the tutoring services are delivered.

For group classes, we usually offer refunds for remaining classes to students who decide to withdraw from a course. For personalized tutoring courses and full-time tutoring courses, we allow refunds for undelivered classes to students who withdraw from the courses at any time. Historically, we did not experience material refunds for our
K-12
tutoring services. We estimate and record refund liabilities based on the historical refund ratio on a portfolio basis using the expected value method.
Study-abroad Tutoring Services
Our study-abroad tutoring services consist of study-abroad test preparation services and study-abroad consulting services. In 2018, 2019 and 2020, our net revenues from study-abroad tutoring services were RMB1,045.7 million, RMB1,160.1 million and RMB697.6 million (US$106.9 million), representing 46.9%, 37.4% and 24.0% of our total net revenues, respectively.
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
Cost of Revenues
Our cost of revenues consists primarily of (i) teaching staff cost, primarily including salaries, bonuses, social insurance and benefits for our teaching staff, (ii) rental expenses for classroom, (iii) facility maintenance expenses for classroom, (iv) depreciation and amortization expenses associated with classroom, and (v) other expenses. Our cost of revenues accounted for 55.8%, 52.5% and 53.7%, respectively, of our net revenues in 2018, 2019 and 2020. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	2,228,117	100.0	3,103,958	100.0	2,903,915	445,044	100.0

Cost of revenues:
Teaching staff cost (1)	824,931	37.0	1,066,892	34.4	981,245	150,382	33.8
Rental expenses	247,534	11.1	287,385	9.3	298,212	45,703	10.3
Facility maintenance expenses	39,478	1.8	50,858	1.6	59,346	9,095	2.0
Depreciation and amortization expenses	38,235	1.7	55,589	1.8	55,607	8,522	1.9
Others	92,711	4.2	168,723	5.4	164,186	25,163	5.7

Total cost of revenues	1,242,889	55.8	1,629,447	52.5	1,558,596	238,865	53.7

(1)	Includes share-based compensation expenses of RMB6.4 million, RMB4.4 million and RMB2.3 million (US$0.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively.
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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	2,228,117	100.0	3,103,958	100.0	2,903,915	445,044	100.0

Cost of revenues:
K-12 tutoring services (1)	706,917	31.7	1,055,205	34.0	1,205,656	184,775	41.5
Study-abroad tutoring services (2)	535,972	24.1	574,242	18.5	352,940	54,090	12.2

Total cost of revenues	1,242,889	55.8	1,629,447	52.5	1,558,596	238,865	53.7

(1)	Consists of group class courses, personalized tutoring courses and full-time tutoring courses.
(2)	Consists of study-abroad test preparation services and study-abroad consulting services.
We anticipate that our total cost of revenues will continue to increase as we continue to acquire schools to expand our network and hire additional teachers.
Gross Profit
As a result of the foregoing, our gross profit was RMB985.2 million, RMB1,474.5 million and RMB1,345.3 million (US$206.2 million) and our gross margin was 44.2%, 47.5% and 46.3% in 2018, 2019 and 2020, respectively. The following table sets forth the breakdown of our gross profit by our business segments for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
K-12 tutoring services (1)	475,480	888,649	1,000,617	153,351
Study-abroad tutoring services (1)	509,748	585,862	344,702	52,828

Gross profit	985,228	1,474,511	1,345,319	206,179

(1)	Consists of group class courses, personalized tutoring courses and full-time tutoring courses.
(2)	Consists of study-abroad test preparation services and study-abroad consulting services.
Operating Expenses
Our operating expenses consist of selling expenses, general and administrative expenses and impairment loss on intangible assets. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	2,228,117	100.0	3,103,958	100.0	2,903,915	445,044	100.0

Operating expenses:
Selling expenses (1)	848,088	38.1	1,083,795	34.9	1,048,521	160,693	36.1
General and administrative expenses (2)	775,883	34.8	748,259	24.1	469,163	71,902	16.2

Impairment loss on intangible assets	—	—	—	—	4,100	628	0.1

Total operating expenses	1,623,971	72.9	1,832,054	59.0	1,521,784	233,223	52.4

(1)	Includes share-based compensation expenses of RMB28.8 million, RMB21.9 million and RMB13.3 million (US$2.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively.
(2)	Includes share-based compensation expenses of RMB339.7 million, RMB204.2 million and RMB12.4 million (US$1.9 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Net revenues	2,228,117	3,103,958	2,903,915	445,044
Cost of revenues (1)	(1,242,889)	(1,629,447)	(1,558,596)	(238,865)

Gross profit	985,228	1,474,511	1,345,319	206,179

Operating expenses:
Selling expenses (1)	(848,088)	(1,083,795)	(1,048,521)	(160,693)
General and administrative expenses (1)	(775,883)	(748,259)	(469,163)	(71,902)
Impairment loss on intangible assets	—	—	(4,100)	(628)

Total operating expenses	(1,623,971)	(1,832,054)	(1,521,784)	(233,223)

Operating loss	(638,743)	(357,543)	(176,465)	(27,044)

Interest expense	(51,901)	(71,099)	(80,319)	(12,309)
Interest income	2,826	25,542	46,150	7,073
Foreign exchange (loss) gain	(7,621)	243	(1,322)	(203)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	(131,748)	(104,589)	(20,917)	(3,206)
Loss on extinguishment of convertible notes	(900)	—	—	—
Other income, net	—	—	78,440	12,021
Gain on disposal of subsidiaries	—	—	126,968	19,459

Loss before income taxes	(828,087)	(507,446)	(27,465)	(4,209)

Income tax expenses	(5,322)	(12,188)	(9,195)	(1,409)

Net loss	(833,409)	(519,634)	(36,660)	(5,618)

Less: Net income (loss) attributable to non-controlling interest	2	(1,101)	(4,454)	(683)

Net loss attributable to ordinary shareholders of Puxin Limited	(833,411)	(518,533)	(32,206)	(4,935)

(1)	Share-based compensation expenses that were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	6,420	4,352	2,294	352
Selling expenses	28,848	21,870	13,290	2,037
General and administrative expenses	339,689	204,218	12,439	1,906

Total	374,957	230,440	28,023	4,295

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Net Revenues
Our net revenues decreased by 6.4% from RMB3,104.0 million in 2019 to RMB2,903.9 million (US$445.0 million) in 2020, primarily reflecting the decrease in net revenues from study-abroad tutoring services attributable to the adverse impact of
COVID-19
pandemic.

•
Net revenues from
K-12
tutoring services increased by 13.5% from RMB1,943.9 million in 2019 to RMB2,206.3 million (US$338.1 million) in 2020 despite the significant impact of the
COVID-19
pandemic. This increase was primarily due to the increase in student enrollments of our
K-12
tutoring services, which was largely attributable to the organic growth of our existing schools attributable to our increased sales efforts. Our student enrollments of
K-12
tutoring services increased by 30.0% from 2,799,851 in 2019 to 3,639,364 in 2020.

•
Net revenues from study-abroad tutoring services decreased by 39.9% from RMB1,160.1 million in 2019 to RMB697.6 million (US$106.9 million) in 2020, primarily due to the decrease in student enrollments as a result of the adverse impact of
COVID-19.
Our student enrollments of study-abroad tutoring services decreased by 42.7% from 72,174 in 2019 to 41,378 in 2020.

Cost of Revenues
Our cost of revenues decreased by 4.3% from RMB1,629.4 million in 2019 to RMB1,558.6 million (US$238.9 million) in 2020 in line with the decrease in our net revenues.

•
Teaching staff cost decreased by 8.0% from RMB1,066.9 million in 2019 to RMB981.2 million (US$150.4 million) in 2020, primarily due to the decrease in the number of our full-time study-abroad teachers and consultants. The number of our full-time teachers and consultants decreased from 5,932 as of December 31, 2019 to 4,936 as of December 31, 2020 as a result of the adverse impact of the
COVID-19
pandemic.

•
Rental expenses increased by 3.8% from RMB287.4 million in 2019 to RMB298.2 million (US$45.7 million) in 2020. Facility maintenance expenses increased by 16.7% from RMB50.9 million in 2019 to RMB59.3 million (US$9.1 million) in 2020. Depreciation and amortization expenses remained unchanged from RMB55.6 million in 2019 to RMB55.6 million (US$8.5 million) in 2020. These increases were primarily associated with the upgrading of our existing
K-12
learning centers. The number of learning centers in our network decreased from 446 as of December 31, 2019 to 407 as of December 31, 2020, reflecting the combination of (i) 25 learning centers we acquired, (ii) 29 learning centers we constructed to expand the network of our existing schools, and (iii) 93 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers.

Gross Profit
As a result of the foregoing, our gross profit decreased by 8.8% from RMB1,474.5 million in 2019 to RMB1,345.3 million (US$206.2 million) in 2020. Our gross margin slightly decreased from 47.5% in 2019 to 46.3% in 2020.
Operating Expenses
Our operating expenses decreased by 16.9% from RMB1,832.1 million in 2019 to RMB1,521.8 million (US$233.2 million) in 2020, reflecting decreases in selling expenses and general and administrative expenses.

Selling Expenses
Our selling expenses decreased by 3.3% from RMB1,083.8 million in 2019 to RMB1,048.5 million (US$160.7 million) in 2020, primarily due to decreases in salaries and employee benefits for our sales and marketing personnel, operating and rental expenses due to our cost control measures adopted to mitigate the adverse impact of the
COVID-19
pandemic. These decreases were partially offset by an increase in marketing and promotion cost due to our increased investments in advertisement and promotion activities to acquire more students. As a percentage of our net revenues, selling expenses increased from 34.9% in 2019 to 36.1% in 2020.
General and Administrative Expenses
Our general and administrative expenses decreased by 37.3% from RMB748.3 million in 2019 to RMB469.2 million (US$71.9 million) in 2020, primarily due to (i) a decrease in share-based compensation expenses in connection with the options we granted our management staff, and (ii) decreases in salaries and employee benefits for our management and administration personnel and operating expenses due to our cost control measures adopted to mitigate the adverse impact of the
COVID-19
pandemic. As a percentage of our net revenues, general and administrative expenses decreased from 24.1% in 2019 to 16.2% in 2020.
Operating Loss
As a result, our operating loss decreased by 50.6% from RMB357.5 million in 2019 to RMB176.5 million (US$27.0 million) in 2020. Our operating margin was (11.5)% and (6.1)% in 2019 and 2020, respectively.
Interest Expense
Interest expenses increased by 13.0% from RMB71.1 million in 2019 to RMB80.3 million (US$12.3 million) in 2020, primarily due to increases in bank borrowings and loans payable to third parties.
Interest Income
Our interest income increased by 80.7% from RMB25.5 million in 2019 to RMB46.2 million (US$7.1 million) in 2020, primarily due to an increase in interest income from our loans to American Hebrew Academy, Inc.
Foreign Exchange (Loss)/Gain
In 2020, we recorded a foreign exchange loss of RMB1.3 million (US$0.2 million) compared to a foreign exchange gain of RMB0.2 million recorded in 2019. The foreign exchange loss was primarily due to the depreciation of the U.S. dollar to Renminbi.
Loss on Changes in Fair Value of Convertible Notes, Derivative Liabilities and Warrants
Loss on changes in fair value of convertible notes, derivative liabilities and warrants decreased to RMB20.9 million (US$3.2 million) in 2020 from RMB104.6 million in 2019.
Income Tax Expense
Our income tax expense decreased from RMB12.2 million in 2019 to RMB9.2 million (US$1.4 million) in 2020.
Net Loss
As a result of foregoing, we had net loss of RMB519.6 million and RMB36.7 million (US$5.6 million) in 2019 and 2020, respectively.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net Revenues
Our net revenues increased by 39.3% from RMB2,228.1 million in 2018 to RMB3,104.0 million in 2019, primarily reflecting increases in student enrollments. Student enrollments increased by 55.6% from 1,846,349 in 2018 to 2,872,025 in 2019.

•
Net revenues from
K-12
tutoring services increased by 64.4% from RMB1,182.4 million in 2018 to RMB1,943.9 million in 2019. This increase was primarily due to the increase in student enrollments of our
K-12
tutoring services, which was largely attributable to (i) the schools we acquired in 2019, including the schools offering full-time tutoring courses, which increased our overall student base and service capacity, and (ii) the organic growth of our existing schools attributable to improved operational efficiency. Our student enrollments of
K-12
tutoring services increased by 58.6% from 1,765,684 in 2018 to 2,799,851 in 2019.

•
Net revenues from study-abroad tutoring services increased by 10.9% from RMB1,045.7 million in 2018 to RMB1,160.1 million in 2019, primarily due to the increase in student enrollments of personalized test preparation courses which usually have higher course fees compared to group class courses. Our student enrollments of study-abroad tutoring services decreased by 10.5% from 80,665 in 2018 to 72,174 in 2019. This decrease was because, in 2019, we started to count student enrollments of online foreign teacher classes based on the learning centers which recruited the students and therefore a portion of student enrollments were classified into
K-12
tutoring service.

Cost of Revenues
Our cost of revenues increased by 31.1% from RMB1,242.9 million in 2018 to RMB1,629.4 million in 2019, primarily due to the increases in our teaching staff cost, rental expenses, depreciation and amortization expenses and facility maintenance expenses.

•
Teaching staff cost increased by 29.3% from RMB824.9 million in 2018 to RMB1,066.9 million in 2019. This increase was primarily due to the growth of the number of our full-time teachers and consultants as we continued to attract new and retain our existing teaching staff and acquired new
K-12
tutoring schools in 2019. The number of our full-time teachers and consultants increased from 4,592 as of December 31, 2018 to 5,932 as of December 31, 2019.

•
Rental expenses increased by 16.1% from RMB247.5 million in 2018 to RMB287.4 million in 2019. Depreciation and amortization expenses increased by 45.4% from RMB38.2 million in 2018 to RMB55.6 million in 2019. Facility maintenance expenses increased by 28.8% from RMB39.5 million in 2018 to RMB50.9 million in 2019. These increases were primarily associated with the upgrading of our existing learning centers and new learning centers we acquired to expand our network. The number of learning centers in our network increased from 386 as of December 31, 2018 to 446 as of December 31, 2019, reflecting the combination of (i) 41 learning centers we acquired, (ii) 94 learning centers we constructed to expand the network of our existing schools, and (iii) 75 learning centers we closed during our integration process of acquired schools, some of which were combined with other learning centers to improve operational efficiency of our learning centers.

Gross Profit
Our gross profit increased by 49.7% from RMB985.2 million in 2018 to RMB1,474.5 million in 2019.
Our gross margin increased from 44.2% in 2018 to 47.5% in 2019, reflecting an increase in the gross margin of
K-12
tutoring services from 40.2% in 2018 to 45.7% in 2019 and an increase in the gross margin of study-abroad tutoring services from 48.7% in 2018 to 50.5% in 2019. These increases were primarily due to our improved operational efficiency.
Operating Expenses
Our operating expenses increased by 12.8% from RMB1,624.0 million in 2018 to RMB1,832.1 million in 2019.
Selling Expenses
Our selling expenses increased by 27.8% from RMB848.1 million in 2018 to RMB1,083.8 million in 2019, primarily due to (i) an increase in salaries and employee benefits for our sales and marketing personnel, attributable to increased performance-based salaries for our sales and marketing team, and (ii) an increase in advertising and promotion expenses of our schools in line with our overall business growth. As a percentage of our net revenues, selling expenses decreased from 38.1% in 2018 to 34.9% in 2019.
General and Administrative Expenses
Our general and administrative expenses decreased by 3.6% from RMB775.9 million in 2018 to RMB748.3 million in 2019, primarily due to a decrease in share-based compensation expenses relating to the options we granted our management staff in the first quarter of 2019, which was partially offset by (i) an increase in salaries and employee benefits for administrative staff, reflecting the increased headcount as a result of the increase of our learning centers, and (ii) an increase in facilities maintenance expenses attributable to our increased learning centers. As a percentage of our net revenues, general and administrative expenses decreased from 34.8% in 2018 to 24.1% in 2019.

Operating Loss
As a result, our operating loss decreased by 44.0% from RMB638.7 million in 2018 to RMB357.5 million in 2019. Our operating margin was (28.7)% and (11.5)% in 2018 and 2019, respectively.
Interest Expense
Interest expenses increased by 37.0% from RMB51.9 million in 2018 to RMB71.1 million in 2019, primarily due to the increase in loans from third parties and bank borrowings.
Interest Income
Our interest income increased significantly from RMB2.8 million in 2018 to RMB25.5 million in 2019, primarily due to (i) the interest income from our loans to American Hebrew Academy, Inc., and (ii) an increase in interest income from our short-term deposits with banks.
Foreign Exchange Loss/(Gain)
We incurred foreign exchange loss or gain caused by the changes in foreign exchange rates. In 2019, we recorded a foreign exchange gain of RMB0.2 million. In 2018, we recorded a foreign exchange loss of RMB7.6 million.
Loss on Changes in Fair Value of Convertible Notes, Derivative Liabilities and Warrants
In 2019, we incurred a loss of RMB104.6 million in 2019 due to changes in fair value of the derivative liabilities in connection with the convertible note we issued to CICC ALPHA Eagle Investment Limited, in September 2017.
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
Income Tax Expense
Our income tax expense increased from RMB5.3 million in 2018 to RMB12.2 million in 2019, primarily due to the increase in our taxable income for certain profit-making schools, which were subject to enterprise income tax in China.
Net Loss
As a result of foregoing, we had net loss of RMB833.4 million and RMB519.6 million in 2018 and 2019, respectively.
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
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report.

Revenue Recognition
We provide
K-12
tutoring services, study-abroad test preparation services and study-abroad consulting services to students.
On January 1, 2018, we adopted ASU
No. 2014-09,
Revenue from Contracts with Customers (Topic 606) applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Under Topic 606, revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.
Our revenues represent amounts received for services provided in the normal course of our business, net of discounts and value added tax and surcharges. The primary sources of our revenues are as follows:
K-12
Tutoring Services
We provide various types of after-school tutoring services to help students ranging from ages three to eighteen to improve their academic performance and enroll in their desired schools and universities. Our after-school tutoring services primarily consist of after-school group class courses, personalized tutoring courses and full-time tutoring courses. The
K-12
tutoring services are accounted for as a single performance obligation. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Such deferred revenue is recognized as revenue proportionally as the tutoring sessions are delivered. We usually provide tuition refunds to students if they decide to withdraw from the courses within a trial period. For some
K-12
courses, we also offer refunds for the remaining classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.
Study-abroad Test Preparation Services
We provide study-abroad test preparation services to help students prepare for admission tests for high schools, universities and graduate programs primarily in English-speaking countries. Tutoring fees are collected in advance and are initially recorded as deferred revenue which is recognized proportionately as the tutoring sessions are delivered. We provide students with trial classes for the courses that they subscribe and tuition fees are refundable in the full amount if a student decides to withdraw from the course within the trial classes. For some study-abroad test preparation courses, we offer refunds for any remaining classes to students who withdraw from the courses. The study-abroad test preparation services are accounted for as a single performance obligation.
Study-abroad Consulting Services
We provide study-abroad consulting services to offer quality advisory guidance for students who intend to study abroad. We charge each student upfront prepaid consulting service fees based on the scope of consulting services requested by the student and recognize revenue as the services are delivered. A portion of the prepaid services fees are refundable if a student does not successfully gain any admission, which are accounted for as variable consideration under Topic 606. The study-abroad consulting services are accounted for as a single performance obligation. We estimate the variable consideration to be earned and recognize revenues over the service period.
Remaining performance obligation represents the transaction price under the contracts of study-abroad consulting services for which services have not been fully performed. As of December 31, 2020, the aggregate amount of the transaction price allocated for the remaining performance obligations was RMB125.6 million. We expect to recognize revenues of RMB100.5 million and RMB19.7 million on the remaining performance obligations over the period in the next 12 and 24 months, respectively, with the remainder of RMB5.4 million to be recognized thereafter.
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

Goodwill is not subject to amortization, but is tested for impairment on an annual basis at the end of the fourth quarter or whenever events or changes in circumstances indicate the carrying value of the reporting unit may be in excess of its fair value. As part of the annual goodwill impairment test, we first perform a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative assessment above indicates that it is more likely than not that the fair value of our reporting unit is less than its carrying value, a quantitative impairment test shall be used to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value.
We performed goodwill impairment analysis as of December 31, 2020. When determining the fair value of reporting units, including
K-12
tutoring services and study-abroad tutoring services, we used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value of a reporting unit include: (i) internal cash flow forecasts including expected revenue growth, operating margins and estimated capital needs, (ii) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit, and (iii) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risks associated with the reporting unit’s operations and the uncertainty inherent in the our internally developed forecasts.
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
We have determined that certain trademarks do not have determinable useful lives. Consequently, the carrying amounts of trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. The impairment loss on acquired intangible assets was nil, nil and RMB4.1 million (US$0.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively.
Leases
We lease properties for our offices and schools in different cities in the PRC under operating leases. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use
assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. We measure right-of-use
assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to ten years. After considering the factors that create an economic incentive, we did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.
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

Share-based Compensation
We measure the cost of employee share options based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. We elect to recognize forfeitures when they occur.
The following table sets forth certain information regarding the share options granted to our employees at different dates in 2018, 2019 and 2020:

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
The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2018	2019
Risk-free rate of interest (1)	3.40%	2.51%
Volatility (2)	46%	55%
Dividend yield (3)	—	—
Exercise multiples (4)	2.2-2.8	2.8
Life of options (years) (5)	7.0	7.0
Fair value of underlying ordinary shares	49.67	20.57

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
Fair Value of Derivative Liabilities
We measured our financial assets and liabilities, including cash and cash equivalents, restricted cash, other receivables, loan receivables, other payables, amounts due to related parties, bank borrowings, loans payable to third parties, promissory notes and derivative liabilities at fair value on a recurring basis as of December 31, 2019 and 2020. Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. We determine the fair value of derivative liabilities with the assistance of an independent third-party appraiser, based on Level 3 inputs. To determine the fair value of derivative liabilities, we used binomial model. The key assumptions used in valuation of derivative liabilities are summarized in the table below:

	2019	2020
Exit period	December 31, 2019 – December 31, 2020	December 31, 2019 – June 30, 2020
Volatility	77%	92%

Recent	Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources
To date, our principal sources of liquidity have been cash generated from operations, loans and borrowings from third parties and banks, proceeds from the issuance of our equity and equity-lined securities and the issuance of notes to certain investors.
As of December 31, 2020, we had RMB48.5 million (US$7.4 million) in cash and cash equivalents and RMB514.5 million (US$78.9 million) in the current portion of restricted cash. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year
term.
As of December 31, 2020, we had bank borrowings of RMB585.0 million (US$89.7 million) and loans payable to third parties of RMB423.7 million (US$64.9 million). Among the loans payable to third parties, RMB86.6 million (US$13.3 million) was the total balance amount under the directed financing schemes that are secured debt issued by Puxin Education and registered with competent financial asset exchanges in China. In 2020, Puxin Education issued such secured debt under the directed financing schemes in an aggregate amount RMB106.1 million (US$16.3 million). The directed financing schemes issued 2020 had an annual interest rate ranging from 7.0% to 9.2% with a term within 12 months. Mr. Yunlong Sha and his spouse, Ms. Wenjing Song and Shanghai Global Career Education & Technology Holdings Limited provide joint guarantees for the respective directed financing schemes and the future cash flows from tuition fees of certain schools are pledged for the repayments under these directed financing schemes. As of December 31, 2020, we had a promissory note in a principal amount of RMB163.1 million (US$25 million) as we and Haitong entered into an agreement to amend certain terms of the US$25 million promissory note that we originally issued in August 2017 to Haitong. Pursuant to the amended promissory note, the outstanding principal amount will become due on August 4, 2021, bearing a simple annual interest rate of 10% for the extended period of the original promissory note.
In February and March 2021, we entered into convertible note purchase agreements with a group of investors for a total of US$89 million in convertible notes. The convertible notes will mature in five years, bearing interest at the rate of 3% per annum from the respective issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into our ordinary shares at the holder’s option at a conversion price of US$8.0 per ADS, or US$4.0 per ordinary share, subject to customary anti-dilution adjustments. Unless previously redeemed or converted, we shall redeem the notes on the maturity date at 100% of the then outstanding principal amount plus all accrued but unpaid interest. In addition, if any portion of the outstanding principal amount of the notes has not been converted into our ordinary shares by the third anniversary of the note issuance date, the holder have the right to require us to redeem, in whole or in part, the outstanding principal amount of the note at 100% of the principal amount plus all accrued but unpaid interest.
In April 2021, Purong Beijing and Mr. Yunlong Sha entered into a credit agreement with a third party, which provides a credit facility of RMB200 million to Purong Beijing. Purong Beijing, with an advance notice, can draw down amounts within the credit facility. Purong Beijing’s repayment obligations under the credit agreement are guaranteed by Mr. Yunlong Sha.
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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(92,905)	24,684	(203,330)	(31,161)
Net cash used in investing activities	(156,917)	(411,309)	(84,316)	(12,922)
Net cash generated from financing activities	831,506	204,246	256,246	39,270

Net increase/(decrease) in cash and cash equivalents, and restricted cash	629,815	(175,947)	(54,223)	(8,311)

Cash and cash equivalents, and restricted cash at beginning of the year	189,162	818,977	643,030	98,549

Cash and cash equivalents, and restricted cash at end of the year	818,977	643,030	588,807	90,238

Operating Activities
We had net cash used in operating activities of RMB203.3 million (US$31.2 million) in 2020, primarily due to (i) a net loss of RMB36.7 million (US$5.6 million), (ii) a decrease in deferred revenue of RMB183.4 million (US$28.1 million) primarily due to a decrease in tuition fees we received attributable to the adverse impact of the
COVID-19
pandemic, and (iii) a decrease in accrued expenses and other current liability of RMB39.9 million (US$6.1 million) primarily due to a decrease in salaries payable to employees. This was positively adjusted for certain non-cash
expenses consisting primarily of (i) depreciation of property, plant and equipment of RMB80.3 million (US$12.3 million), (ii) amortization of intangible assets of RMB34.3 million (US$5.3 million), and (iii) share-based compensation of RMB28.0 million (US$4.3 million) and was negatively adjusted for gain on disposal of subsidiaries of RMB127.0 million (US$19.5 million).
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
Investing Activities
Net cash used in investing activities amounted to RMB84.3 million (US$12.9 million) in 2020, primarily attributable to (i) property refurbishment and purchase of teaching equipment in the amount of RMB71.0 million (US$10.9 million) to support our business growth, and (ii) an additional principal amount of the loans of US$4.3 million that we extended to American Hebrew Academy, Inc., or AHA. Our loans to AHA bear an interest rate of 18% per annum and will become due on September 6, 2021.
Net cash used in investing activities amounted to RMB411.3 million (US$59.1 million) in 2019, primarily attributable to (i) payments for the schools and businesses we acquired in the amount of RMB104.5 million (US$15.0 million), (ii) loans that we extended to AHA, in an aggregate amount of RMB191.2 million (US$27.5 million), and (iii) property refurbishment and purchase of teaching equipment in the amount of RMB115.5 million (US$16.6 million) to support our business growth.
Net cash used in investing activities amounted to RMB156.9 million in 2018, primarily attributable to (i) installment payments for the schools and businesses we acquired in current and prior years in the amount of RMB73.2 million, and (ii) property refurbishment and purchase of teaching equipment in the amount of RMB83.7 million to support our business growth.

Financing Activities
Net cash generated from financing activities amounted to RMB256.2 million (US$39.3 million) in 2020, attributable to loans from third parties and related parties and borrowings from banks, which were partially offset by repayments to third parties and related parties and repayments of bank borrowings.
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
Capital Expenditures
Our capital expenditures are incurred primarily in connection with renovation of facilities, purchase of educational equipment and investment in IT infrastructures. Our capital expenditures were RMB83.7 million in 2018, RMB115.5 million in 2019 and RMB71.0 million (US$10.9 million) in 2020.
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
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval or filing requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore financing activities to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIE when needed. Notwithstanding the forgoing, our PRC subsidiaries may use its own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through entrustment loans from our PRC subsidiaries to our consolidated VIE or direct loans to the VIE’s nominee shareholders, which would be contributed to the VIE as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

C.	Research and Development
See “Item 4. Information of the Company—B. Business Overview—Course Material Development.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 for the fiscal year of 2021 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations
We lease certain offices and schools under
non-cancelable
operating leases that expire at various dates. In 2019 and 2020, we incurred rental expenses for all operating leases amounted to RMB378.7 million and RMB389.2 million (US$59.6 million), respectively. The following table sets forth our future minimum payments under non-cancelable
operating leases related to offices and schools as of December 31, 2020.

	Payment Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(RMB in millions)
Operating lease commitments (1)	1,091.5	329.7	424.9	204.8	132.1

G.	Safe Harbor
See “Forward-Looking Statements.”

(1)	Represents minimum payments under non-cancelable operating leases related to offices and schools.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth the name, age and position of each of our directors and executive officers as of March 31, 2021.

Name	Age	Position/Title
Yunlong Sha	45	Founder, Chairman, Chief Executive Officer
Peng Wang	44	Chief Financial Officer
Ming Hu	49	Independent Director
Neng Wang	48	Independent Director
Yonghong Fan	53	Independent Director
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
Mr.
 Neng Wang
has served as our independent director since February 2019. Dr. Wang currently serves as Chong Khoon Lin Professor of Real Estate and Finance at Columbia Business School. Dr. Wang is also the Honorary Dean and Academic Director of the School of Finance, Shanghai University of Finance and Economics (SUFE), and a Research Associate at the National Bureau of Economic Research (NBER). Prior to joining Columbia University, Dr. Wang taught at the Simon School of Business, University of Rochester and was a visiting professor at Kellogg School of Management, Northwestern University. He was also a special-term professor at Cheung Kong Graduate School of Business (CKGSB), Guanghua School of Management at Peking University, Shanghai Advanced Institute of Finance (SAIF) at Shanghai Jiaotong University (SJTU), and the School of Economics, Zhejiang University. Dr. Wang is also serving as an independent director of LexinFintech Holdings Ltd. (NASDAQ:LX), a leading online consumer finance platform in China. Dr. Wang received B.S. in Physical Chemistry from Nanjing University, China in 1992, M.S. in Chemistry from California Institute of Technology (Caltech) in 1995, M.A. in International Relations and Pacific Studies from University of California, San Diego (UCSD) in 1997, and Ph.D. in Finance from the Graduate School of Business at Stanford University in 2002.
Mr.
 Yonghong Fan
has served as our independent director since June 2020. Mr. Fan currently serves as general manager at Hongshi Capital Management Co., Ltd. He previously held various management positions at China Construction Bank Corporation and Huaxia Securities Co., Ltd. from 1988 to 1998. Mr. Fan served as general manager of China Asset Management Co., Ltd. and then chairman of the board of China Asset (Hong Kong) Co., Ltd. from 1998 to 2013. Mr. Fan served as chief investment officer of China Life Asset Management Company Limited from December 2013 to April 2015. Mr. Fan also serves as an independent director of China Feihe Limited, listed on the Hong Kong Stock Exchange (HKEX:6186). In July 1998, Mr. Fan obtained a doctor’s degree in Economics from the Postgraduate Department of Institute of Fiscal Finance under the Ministry of Finance, renamed as the Chinese Academy of Fiscal Sciences in 2016.

B.	Compensation
In 2020, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately US$92,800. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.
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
Share Incentive Plans
2018 Great Talent Share Incentive Plan
In December 2014, Puxin Education adopted its 2014 Great Talent Share Incentive Plan. We refer this plan as the Original Plan. Under the Original Plan, the maximum aggregate number of shares of Puxin Education that may be issued will not exceed 158,400,000. The term of the options will not exceed seven years from the date of the grant. We granted 142,783,400 options to purchase Puxin Education’s equity interest from 2015 to 2017. In March 2018, we adopted Puxin Limited 2018 Great Talent Share Incentive Plan to replace the Original Plan. The maximum aggregate number of ordinary shares that may be issued under the 2018 Great Talent Share Incentive Plan is 6,592,538 ordinary shares of Puxin Limited. As of December 31, 2020, there were 5,542,366 options outstanding which entitle their holders to purchase 5,542,366 ordinary shares of Puxin Limited under this plan.

The following paragraphs summarize the terms of the 2018 Great Talent Share Incentive Plan.
Types of Awards
. The 2018 Great Talent Share Incentive Plan permits the awards of options, restricted shares, restricted share units, share appreciation rights, rights to dividends, dividend equivalent right and other rights or benefits under the 2018 Great Talent Share Incentive Plan.
Plan Administration
. Before the initial public offering, the 2018 Great Talent Share Incentive Plan was administered by the board of directors. After the initial public offering, a committee formed in accordance with applicable stock exchange rules shall administer the 2018 Great Talent Share Incentive Plan, unless otherwise determined by the board of directors.
Conditions of Award
. The board of directors or the committee designated by the board of directors to administer the 2018 Great Talent Share Incentive Plan, as the administrator, shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancellation, forfeiture or suspension of awards.
Term of Award
. The term of each award shall be fixed by the committee and is stated in the award agreement between recipient of an award and us. No award shall be granted under this 2018 Great Talent Plan after the seventh anniversary of the effective date of the Original Plan.
Transfer Restrictions
. Unless otherwise determined by the administrator of the 2018 Great Talent Share Incentive Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2018 Great Talent Share Incentive Plan, the recipient of an award may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise his or her rights, and to receive any property distributable, with respect to any award upon the death of the recipient.
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
The maximum aggregate number of ordinary shares that may be issued under the 2018 Grand Talent Share Incentive Plan is 16,400,000. On March 31, 2018, we granted options to purchase a total of 16,400,000 ordinary shares to our employees. The maximum aggregate number of ordinary shares that may be issued under the 2019 Noble Talent Share Incentive Plan is 8,879,986. On March 6, 2019, we granted options to purchase a total of 8,879,986 ordinary shares to our employees.
The following paragraphs summarize the terms of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan.
Eligibility
. Our employees and consultants are eligible to participate in the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan.
Types of Awards
. The 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan permit the awards of options, restricted shares, restricted share units, share appreciation rights, rights to dividends, dividend equivalent right and other rights or benefits.
Plan Administration
. Before the initial public offering, the 2018 Grand Talent Share Incentive Plan was administered by the board of directors. After the initial public offering, a committee formed in accordance with applicable stock exchange rules shall administer the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, unless otherwise determined by the board of directors.

Conditions of Award
. The board of directors or the committee designated by the board of directors to administer the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, as the administrator, shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancellation, forfeiture or suspension of awards.
Term of Award
. The term of each award shall be fixed by the committee and is stated in the award agreement between recipient of an award and us, provided that the term shall be no more than ten years from the date of grant thereof.
Transfer Restrictions
. Unless otherwise determined by the administrator of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, the recipient of an award may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise his or her rights, and to receive any property distributable, with respect to any award upon the death of the recipient.
Exercise of Award
. Any award granted under the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of these two plans and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to us in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.
Amendment, Suspension or Termination
. The administrator of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan may amend, alter, suspend, discontinue or terminate these two plans, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator deems it necessary or desirable to qualify or comply, (ii) shareholder approval for any amendment to these two plans that increases the total number of shares reserved for the purposes of the 2018 Grand Talent Share Incentive Plan and the 2019 Noble Talent Share Incentive Plan, and (iii) with respect to any award agreement, the consent of the affected recipient of an award, if such action would materially and adversely affect the rights of such recipient under any outstanding award.
The following table summarizes, as of March 31, 2021, the options granted under our 2018 Great Talent Share Incentive Plan, 2018 Grand Talent Share Incentive Plan and 2019 Noble Talent Share Incentive Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price per Ordinary Share (in US$)	Date of Grant	Date of Expiration
Yunlong Sha	—	—	—	—
Peng Wang	*	7.78	March 31, 2018	March 31, 2025
Ming Hu	—	—	—	—
Neng Wang	—	—	—	—
Yonghong Fan	—	—	—	—

*	Less than 1% of our total outstanding shares.
As of March 31, 2021, other employees as a group held outstanding options awarded to purchase 18,958,213 ordinary shares of our company, with exercise price of US$0.001 to US$7.78 per share.
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

As of March 31, 2021, we did not grant any award to our directors or officers associated with the ordinary shares held by Long favor Limited. As of the same date, the number of ordinary shares subject to the waiver of shareholder rights by Long favor had been reduced to 5,542,366 as certain ordinary shares were transferred to certain employees who exercised their share-based awards.

C.	Board Practices
Board of Directors
Our board of directors consists of four directors, including three independent directors, namely Ms. Ming Hu, Mr. Neng Wang and Mr. Yonghong Fan. Under our second amended and restated memorandum and articles of association, our board of directors consists of at least three directors. Our directors shall be elected by a resolution of the holders of our ordinary shares, or by a resolution of our directors. There is no shareholding requirement for qualification to serve as a member of our board of directors.
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
Board Committees
We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We adopted a charter for each of the committees. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Ms. Ming Hu, Dr. Neng Wang and Mr. Yonghong Fan, and is chaired by Ms. Ming Hu. Our board of directors has determined that Ms. Ming Hu, Dr. Neng Wang and Mr. Yonghong Fan satisfy the “independence” requirements of Rule
10A-3
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
Compensation Committee
Our compensation committee consists of Ms. Ming Hu, Mr. Yunlong Sha and Mr. Yonghong Fan, and is chaired by Mr. Yonghong Fan. Our board of directors has determined that Ms. Ming Hu and Mr. Yonghong Fan satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Mr. Yunlong Sha, Mr. Neng Wang and Mr. Yonghong Fan, and is chaired by Mr. Yunlong Sha. Our board of directors has determined that Mr. Neng Wang and Mr. Yonghong Fan satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of shareholders.

D.	Employees
We had a total of 8,999, 11,732 and 9,650
full-time employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2020:

Function	Number of Full-Time Employees
Teachers, consultants and instructors	4,936
Managerial staff	828
Sales and marketing	2,644
Administrative staff	621
Information technology	126
Courses research and development	495

Total	9,650

As of December 31, 2020, we had a total of 9,650 employees, representing a 17.7% decrease from 11,732 as of December 31, 2019, primarily due to our cost control measures to optimize our staff structure and improve operation efficiency.

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
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2021, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the table below are based on 174,926,784 ordinary shares issued and outstanding as of March 31, 2021.
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

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held
	Number	% (1)
Directors and Executive Officers:
Yunlong Sha (2)	81,070,862	46.3
Ming Hu	—	—
Neng Wang	—	—
Yonghong Fan	—	—
Peng Wang	*	*
All directors and executive officers as a group	81,971,260	46.8
Principal Shareholders:
Long bright Limited (3)	80,558,542	46.1
Serenity Investment Master Fund Limited (4)	13,860,000	7.4

*	Less than 1% of our total outstanding shares on an as-converted basis.
†
The business address of Mr. Yunlong Sha and Mr. Peng Wang is Floor 5, Building 4, Dingjun Building, 75 Suzhou Street, Haidian District, Beijing, People’s Republic of China. The business address of Ms. Ming Hu is Room 1208, Tower 2, China Central Place, Jianguo Road, Chaoyang District, Beijing, China. The business address of Mr. Neng Wang is 3022 Broadway Uris Hall 812, New York, NY, the United States. The business address of Mr. Yonghong Fan is Haixia International Mansion, Floor 17, Building 1, 30 Sanlihe East Road, Xicheng District, Beijing, People’s Republic of China.

(1)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 174,926,784 ordinary shares, being the number of ordinary shares issued and outstanding as of March 31, 2021 and (ii) the number of ordinary shares underlying options held by such person or group that are exercisable within 60 days after March 31, 2021.

(2)
Represents (i) 80,558,542 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 9,589,566 ordinary shares are mortgaged to Haitong International Investment Holdings Limited and (ii) 256,160 ADSs (representing 512,320 ordinary shares) directly held by Mr. Yunlong Sha.

(3)
Represents 80,558,542 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 9,589,566 ordinary shares are mortgaged to Haitong International Investment Holdings Limited. The registered address of Long bright Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Two, Tortola, British Virgin Islands.

(4)
Represents 13,860,000 ordinary shares held by Serenity Investment Master Fund Limited, a corporation incorporated in the Cayman Islands, the number of which includes a convertible note convertible into 12,500,000 ordinary shares. Information regarding the beneficial ownership is reported as of April 19, 2021, based on the information contained in the Schedule 13G jointly filed by Serenity Investment Master Fund Limited and Serenity Capital LLC with the SEC on April 19, 2021. The address of Serenity Investment Master Fund Limited is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Serenity Investment Master Fund Limited is managed by Serenity Capital LLC, a registered investment adviser and the manager of Serenity Investment Master Fund Limited.

To our knowledge, as of March 31, 2021, 63,891,580 of our ordinary shares, representing approximately 36.5% of our total outstanding shares, were held by one record holder in the United States, which is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements
See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with Puxin Education” for a description of the contractual arrangements between our PRC subsidiaries, our VIE, the shareholders of our VIE and certain subsidiaries of our VIE.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements” for a description of the employment agreements we have entered into with our senior executive officers.
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
In 2018, 2019 and 2020, we had amounts due to Mr. Yunlong Sha and his spouse, Ms. Wenjing Song, for miscellaneous operating expenses paid by them on behalf of Puxin Education. As of December 31, 2018, we had an aggregate amount due to Mr. Yunlong Sha and Ms. Wenjing Song of RMB54.5 million. As of December 31, 2019, we had an aggregate amount due to Mr. Yunlong Sha and Ms. Wenjing Song of RMB1.5 million. As of December 31, 2020, we had amounts due to Ms. Wenjing Song of RMB0.2 million.

In 2020, Mr. Yunlong Sha provided us certain interest free loans. As of December 31, 2020, the outstanding amount of this loan was RMB170.2 million.

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
We are a Cayman Islands exempted company and our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Act (as amended) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.
The following are summaries of material provisions of our second amended and restated memorandum and articles of association that became effective immediately prior to completion of our initial public offering in June 2018 and the Companies Act (as amended) as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9008,
Cayman Islands or at such other location as the Directors may from time to time determine.
According to Clause 3 of our second amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act (as amended) of the Cayman Islands.
Board of Directors
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”
Ordinary Shares
General
. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable.
Our shareholders who are
non-residents
of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our second amended and restated articles of association provide that dividends may be declared and paid out of the funds legally available. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act (as amended).
Voting Rights
. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes cast attaching to the outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to our second amended and restated memorandum and articles of association.

Transfer of Ordinary Shares
. Subject to the restrictions contained in our second amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On a return of capital on
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
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Ordinary Shares
. The Companies Act (as amended) and our second amended and restated articles of association permit us to purchase our own shares. In accordance with our second amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.
Variations of Rights of Shares
. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act (as amended), be varied with the consent in writing of the holders of not less than two-thirds
of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds
majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by or abrogated by, inter alia, the creation or allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.
General Meetings of Shareholders
. Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least 10 calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders, provided that a general meeting of the Company shall be deemed to have been duly convened if it is so agreed:
(i) in the case of an annual general meeting by all the shareholders (or their proxies) entitled to attend and vote thereat; and

(ii) in the case of an extraordinary general meeting by a majority in number of the shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the shares giving that right.
Voting Rights Attaching to the Shares
. Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a shareholders’ meeting, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Share of which he or the person represented by proxy is the holder.
Inspection of Books and Records
. Holders of our ordinary shares (not being our directors) will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.
Changes in Capital
. We may from time to time by ordinary resolution:

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
We may by special resolution, subject to any confirmation or consent required by the Companies Act (as amended) reduce our share capital or any capital redemption reserve in any manner permitted by law.

C.	Material Contracts
We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls
The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Laws and Regulations Relating to Foreign Exchange.”

E.	Taxation
The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of March 31, 2021, all of which are subject to change possibly with retroactive effect. is summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.
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
U.S. Federal Income Tax Considerations
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
Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we believe we were not a PFIC for 2020. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year, and our U.S. counsel expresses no opinion as to our PFIC status for 2020 or any other taxable year.
If we were a PFIC for 2020 or any other taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers as to whether we were a PFIC for 2020 and the availability of a “deemed sale” election that would allow them to eliminate the continuing PFIC status from 2020 under certain circumstances.
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
U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules (including in the case that we were a PFIC for 2020).
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
We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form
20-F
within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at
1-800-SEC-0330.
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
In accordance with NYSE Rule 203.01, we will post this annual report on our website
http://ir.pxjy.com/
. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

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
Inflation Risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2020 was an increase of 0.2%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
Fees and Other Payments Made by the Depositary to Us
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we received approximately US$127,597 after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.
Use of Proceeds
As of December 31, 2020, we had used up the net proceeds of approximately US$124.9 million from our initial public offering which was closed in June 2018.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule
13a-15(b)
under the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules
13a-15(e)
under the Exchange Act) as of December 31, 2020.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15(f)
and 15d-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
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
Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Ms. Ming Hu, an independent director and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Ms. Ming Hu satisfy the “independence” requirements of Rule
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
F-1
(file
No. 333-225047)
filed with the SEC on May 18, 2018 and posted a copy of our code of business conduct and ethics on our website at http://ir.pxjy.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditor Fees
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
Services	2019	2020
	RMB	RMB
	(in thousands)
Audit fees (1)	11,676	9,469
Tax fees (2)	806	206
All other fees (3)	—	1,000

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(3)	“All other fees” represents other fees billed by our independent registered public accounting firm other than services reported under audit fees and tax fees.
The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we nor any “affiliated purchaser,” as defined in Rule
10b-18(a)(3)
of the Exchange Act, purchased any of our equity securities in the fiscal year ended December 31, 2020.
On March 31, 2021, our board of directors approved a share repurchase program to repurchase up to US$20 million worth of our ADSs during a
12-month
period ending on March 31, 2022. The share repurchase program permitted us to purchase its ADSs through various means, including open market transactions, privately negotiated transactions, any combination thereof or other legally permissible means in accordance with applicable rules and regulations. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions. As of the date of this annual report on Form
20-F,
neither we nor any “affiliated purchaser,” as defined in Rule
10b-18(a)(3)
of the Exchange Act, purchased any of our equity securities pursuant to this publicly announced repurchase plan.

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

•
We follow home country practice that permits our board of directors not to have a compensation committee composed solely of independent directors in lieu of complying with Section 303A.05 the New York Stock Exchange Listed Company Manual. Our compensation committee is currently composed of three members, two of whom are independent directors.

•
We follow home country practice that permits our board of directors not to have a nomination committee composed solely of independent directors in lieu of complying with Section 303A.04 of the New York Stock Exchange Listed Company Manual. Our nominating and corporate governance committee is currently composed of three members, two of whom are independent directors.

•
We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Section 303A.03 of the New York Stock Exchange Listed Company Manual.

•
We follow home country practice that permits us not to obtain shareholder approval for adoption of new equity-compensation plans or amendments to our existing equity incentive plan in lieu of complying with Section 303A.08 of the New York Stock Exchange Listed Company Manual. Our board adopted our 2019 Noble Talent Share Incentive Plan in March 2019. We have followed the home country practice and obtained the board approval but not shareholder approval for adopting the 2019 share incentive plan as described above.

•
We follow home country practice that permits us not to obtain shareholder approval for issuance of common stock, or of securities convertible into or exercisable for common stock in certain transaction or series of related transactions in lieu of complying with Section 312.03 of the New York Stock Exchange Listed Company Manual.

To the extent we choose to follow home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—As an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Puxin Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on June 1, 2018)

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-225047) filed publicly with the SEC on June 1, 2018)

2.3	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-225047) filed publicly with the SEC on June 1, 2018)

2.4*	Description of Securities

4.1	Puxin Limited 2018 Grand Talent Share Incentive Plan (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.2	Puxin Limited 2018 Great Talent Share Incentive Plan (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.5	English translation of Exclusive Management Services and Business Cooperation Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018 (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.6	English translation of Exclusive Call Option Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.7	English translation of Equity Pledge Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.8	English translation of Loan Agreement between Ningbo Zhimei and Purong Beijing dated February 5, 2018 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.9	English translation of Loan Agreement between Yunlong Sha and Purong Beijing dated February 5, 2018 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.10	English translations of Powers of Attorney granted by Puxin Education and its shareholders dated February 5, 2018 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.11	English translations of Letters of Consent granted by the spouse of each of Yunlong Sha, Liang Gao, Gang Li and Yun Xiao dated February 5, 2018 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

Exhibit Number	Description of Document

4.12	English translations of Letters of Commitment granted by the partners of Ningbo Zhimei and Tianjin Puxian dated February 5, 2018 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.13	English translation of Amended Exclusive Management Services and Business Cooperation Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 25, 2018 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.14	English translation of Amended Exclusive Call Option Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 25, 2018 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.15	English translation of Amended Equity Pledge Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 25, 2018 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.16	English translations of Powers of Attorney granted by Puxin Education and its shareholders dated February 25, 2018 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.17	English translations of Letters of Consent granted by the spouse of each of Yunlong Sha, Liang Gao, Gang Li and Yun Xiao dated February 25, 2018 (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.18	English translations of Letters of Commitment granted by the shareholders of Shanghai Trustbridge and partners of Ningbo Zhimei and Tianjin Puxian dated February 25, 2018 (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

4.19*	Convertible Note Purchase Agreement between the Registrant and Serenity Investment Master Fund Limited dated February 25, 2021

4.20*	Convertible Note Purchase Agreement between the Registrant and Shine Honour Opportunity VI Limited dated March 18, 2021

8.1*	Principal Subsidiaries and Affiliated Entities of the Registrant

10.1	2019 Noble Talent Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our annual report on Form 20-F (File No. 001-38514) filed publicly with the SEC on April 25, 2019)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-225047) filed publicly with the SEC on May 18, 2018)

12.1*	Certification by the Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Walkers (Hong Kong)

15.3*	Consent of Tian Yuan Law Firm regarding certain PRC law matters

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
***
As permitted by Item 601(b)(4)(iii)(A) of Regulation
S-K
and Item 2(b)(i) of the Instructions as to Exhibits in Form
20-F,
our company has not filed with this annual report certain instruments defining the rights of holders of long-term debt of our company and its subsidiaries because the total amount of securities authorized under any such instruments does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreement to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PUXIN LIMITED
By:	/s/Yunlong Sha
Name:	Yunlong Sha
Title:	Chairman and Chief Executive Officer
Date: April 30, 2021

PUXIN LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Puxin Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Puxin Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease on January 1, 2019 using the optional transition method through a cumulative-effect adjustment due to the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United State dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.
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
Beijing, the People’s Republic of China
April 30, 2021
We have served as the Company’s auditor since 2017.

PUXIN LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	256,763	48,497	7,432
Restricted cash, current portion	349,540	514,496	78,850
Inventories	13,311	15,210	2,331
Prepaid expenses and other current assets	117,148	141,894	21,746
Loan receivable s	191,230	222,895	34,160

Total current assets	927,992	942,992	144,519

Non-current assets
Restricted cash, non-current portion	36,727	25,814	3,956
Operating lease right-of-use assets	1,045,941	940,568	144,148
Property, plant and equipment, net	298,719	265,029	40,617
Intangible assets	264,540	225,170	34,509
Goodwill	2,055,922	2,083,151	319,257
Deferred tax assets	2,199	3,522	540
Rental deposits	75,015	71,948	11,027
Other non-current assets	—	59,400	9,103

TOTAL ASSETS	4,707,055	4,617,594	707,676

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB930,674 and RMB743,499 as of December 31, 2019 and 2020, respectively)	983,715	784,894	120,290
Income tax payable of the consolidated VIE without recourse to the Group	21,248	32,445	4,972
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB1,195,723 and RMB1,013,606 as of December 31, 2019 and 2020, respectively)	1,205,609	1,023,037	156,787
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB275,893 and RMB251,572 as of December 31, 2019 and 2020, respectively)	276,877	254,002	38,928
Amounts due to related parties , current portion (including amounts due to related parties, current portion of the consolidated VIE without recourse to the Group of RMB254 and RMB nil as of December 31, 2019 and 2020, respectively)	1,451	—	—
Bank borrowings of the consolidated VIE without recourse to the Group	318,600	585,000	89,655
Loans payable to third parties , current portion (including loans payable to third parties, current portion of the consolidated VIE without recourse to the Group of RMB292,952 and RMB136,600 as of December 31, 2019 and 2020, respectively)	413,838	301,850	46,261
Promissory note, current portion	87,023	163,125	25,000

Total current liabilities	3,308,361	3,144,353	481,893

PUXIN LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	101,372	81,805	12,537
Deferred tax liabilities of the consolidated VIE without recourse to the Group	81,969	71,674	10,985
Franchise deposits of the consolidated VIE without recourse to the Group	2,533	2,549	391
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group of RMB693,505 and RMB594,624 as of December 31, 2019 and 2020, respectively)	693,505	605,827	92,847
Promissory note, non-current portion	87,022	—	—
Derivative liabilities	172,235	—	—
Loans payable to third parties, non-current portion	—	121,870	18,677
Amounts due to related parties, non-current portion	—	170,393	26,114
TOTAL LIABILITIES	4,446,997	4,198,471	643,444

Commitments and Contingencies (Note 2 3 )
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,653,468 shares issued and 174,025,810 and 174,453,992 shares outstanding as of December 31, 2019 and 2020, respectively)	62	62	9
Additional paid-in capital	2,175,652	2,396,406	367,265
Statutory reserve	7,979	11,444	1,754
Accumulated other comprehensive income	68,707	43,711	6,699
Accumulated deficit	(1,991,220)	(2,026,891)	(310,635)

Total Puxin Limited shareholders’ equity	261,180	424,732	65,092

Non-controlling interest	(1,122)	(5,609)	(860)

TOTAL SHAREHOLDERS’ EQUITY	260,058	419,123	64,232

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,707,055	4,617,594	707,676

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net revenues	2,228,117	3,103,958	2,903,915	445,044
Cost of revenues (including share-based compensation expenses of RMB6,420, RMB4,352 and RMB2,294 for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,242,889)	(1,629,447)	(1,558,596)	(238,865)

Gross profit	985,228	1,474,511	1,345,319	206,179

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB28,848, RMB21,870 and RMB13,290 for the years ended December 31, 2018, 2019 and 2020, respectively)	(848,088)	(1,083,795)	(1,048,521)	(160,693)
General and administrative expenses (including share-based compensation expenses of RMB339,689, RMB204,218 and RMB12,439 for the years ended December 31, 2018, 2019 and 2020, respectively)	(775,883)	(748,259)	(469,163)	(71,902)
Impairment loss on intangible assets	—	—	(4,100)	(628)
Total operating expenses	(1,623,971)	(1,832,054)	(1,521,784)	(233,223)

Operating loss	(638,743)	(357,543)	(176,465)	(27,044)

Interest expense	(51,901)	(71,099)	(80,319)	(12,309)
Interest income	2,826	25,542	46,150	7,073
Foreign exchange ( loss ) gain	(7,621)	243	(1,322)	(203)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	(131,748)	(104,589)	(20,917)	(3,206)
Loss on extinguishment of convertible notes	(900)	—	—	—
Other income, net	—	—	78,440	12,021
Gain on disposal of subsidiaries	—	—	126,968	19,459

Loss before income taxes	(828,087)	(507,446)	(27,465)	(4,209)

Income tax expenses	(5,322)	(12,188)	(9,195)	(1,409)

Net loss	(833,409)	(519,634)	(36,660)	(5,618)

Less: Net income (loss) attributable to non- controlling interest	2	(1,101)	(4,454)	(683)

Net loss attributable to ordinary shareholders of Puxin Limited	(833,411)	(518,533)	(32,206)	(4,935)

Net loss per share attributable to ordinary shareholders of Puxin Limited
Basic and diluted	(5.78)	(3.03)	(0.18)	(0.03)

Weighted average shares used in calculating basic and diluted net loss per share	144,157,947	170,903,317	174,156,247	174,156,247

The accompanying notes are an integral part of the consolidated financial statements

PUXIN LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 2)
Net loss	(833,409)	(519,634)	(36,660)	(5,618)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	52,496	493	(24,996)	(3,831)

Total comprehensive loss	(780,913)	(519,141)	(61,656)	(9,449)

Less: Comprehensive income (loss) attributable to non-controlling interest	2	(1,101)	(4,454)	(683)

Total comprehensive loss attributable to Puxin Limited	(780,915)	(518,040)	(57,202)	(8,766)

The accompanying notes are an integral part of the consolidated financial statements

PUXIN LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(In thousands of RMB and USD, except for share, per share and per ADS data)

	Attributable to shareholders of the Company
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Puxin Limited shareholders’ (deficit) equity	Non- controlling interest	Total (deficit) equity
Balance as of January 1, 2018 in RMB	100,000,000	34	391,099	—	15,718	(679,613)	(272,762)	(23)	(272,785)
Issuance of ordinary shares	26,827,744	16	720	—	—	—	736	—	736
Issuance of ordinary shares upon initial public offering (“IPO”) (net of issuance cost of RMB38,711)	16,560,000	5	798,825	—	—	—	798,830	—	798,830
Net loss for the year	—	—	—	—	—	(833,411)	(833,411)	2	(833,409)
Provision of statutory reserve	—	—	—	4,595	—	(4,595)	—	—	—
Share-based compensation	—	—	345,503	—	—	—	345,503	—	345,503
Foreign currency translation adjustments	—	—	—	—	52,496	—	52,496	—	52,496
Repurchase of convertible redeemable preferred shares	—	—	(131,088)	—	—	—	(131,088)	—	(131,088)
Conversion of convertible notes	8,067,228	3	438,717	—	—	—	438,720	—	438,720
Conversion of convertible redeemable preferred shares	11,917,880	4	71,084	—	—	—	71,088	—	71,088
Cumulative effect of adopting Topic 606	—	—	—	—	—	48,316	48,316	—	48,316
Restricted shares granted	1,631,200	—	29,454	—	—	—	29,454	—	29,454
Option exercised	34,112	—	11	—	—	—	11	—	11

Balance as of December 31, 2018 in RMB	165,038,164	62	1,944,325	4,595	68,214	(1,469,303)	547,893	(21)	547,872

Net loss for the year	—	—	—	—	—	(518,533)	(518,533)	(1,101)	(519,634)
Provision of statutory reserve	—	—	—	3,384	—	(3,384)	—	—	—
Share-based compensation	—	—	230,440	—	—	—	230,440	—	230,440
Foreign currency translation adjustments	—	—	—	—	493	—	493	—	493
Option exercised	8,987,646	—	887	—	—	—	887	—	887

Balance as of December 31, 2019 in RMB	174,025,810	62	2,175,652	7,979	68,707	(1,991,220)	261,180	(1,122)	260,058

Net loss for the year	—	—	—	—	—	(32,206)	(32,206)	(4,454)	(36,660)
Provision of statutory reserve	—	—	—	3,465	—	(3,465)	—	—	—
Share-based compensation	—	—	28,023	—	—	—	28,023	—	28,023
Foreign currency translation adjustments	—	—	—	—	(24,996)	—	(24,996)	—	(24,996)
Option exercised	428,182	—	1,466	—	—	—	1,466	—	1,466
Purchase of non-controlling interest	—	—	(3,000)	—	—	—	(3,000)	—	(3,000)
Disposal of non-controlling interest (Note 4)	—	—	—	—	—	—	—	(33)	(33)
Extinguishment of derivative liabilities (Note 13)	—	—	194,265	—	—	—	194,265	—	194,265

Balance as of December 31, 2020 in RMB	174,453,992	62	2,396,406	11,444	43,711	(2,026,891)	424,732	(5,609)	419,123

Balance as of December 31, 2020 in USD	174,453,992	9	367,265	1,754	6,699	(310,635)	65,092	(860)	64,232

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of RMB and USD)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD (Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(833,409)	(519,634)	(36,660)	(5,618)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities:
Depreciation of property, plant and equipment	57,696	77,859	80,290	12,305
Amortization of intangible assets	32,749	34,938	34,266	5,251
Foreign exchange loss (gain)	7,621	(243)	1,322	203
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	131,748	104,589	20,917	3,206
Loss on extinguishment of convertible notes	900	—	—	—
(Gain) loss on disposal of property, plant and equipment	(266)	7,938	8,197	1,256
Share-based compensation	374,957	230,440	28,023	4,295
Deferred income taxes	(8,943)	(7,930)	(11,366)	(1,742)
Gain on disposal of subsidiaries	—	—	(126,968)	(19,459)
Impairment loss on intangible assets	—	—	4,100	628
Changes in operating assets and liabilities:
Inventories	723	(2,144)	(1,893)	(290)
Prepaid expenses and other current assets	(48,772)	23,884	10,641	1,631
Amounts due from related parties	113	—	—	—
Deferred revenue	(32,052)	(16,407)	(183,405)	(28,108)
Accrued expenses and other current liabilities	(10,267)	138,173	(39,947)	(6,121)
Income tax payable	5,733	5,493	11,197	1,716
Amounts due to related parties	230,657	(53,042)	(2,060)	(316)
Franchise deposits	(2,093)	770	16	2

Net cash (used in) generated from operating activities	(92,905)	24,684	(203,330)	(31,161)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(73,208)	(104,534)	(1,095)	(168)
Purchase of property, plant and equipment	(83,709)	(115,545)	(70,968)	(10,876)
Loans to third parties	—	(191,230)	(43,663)	(6,692)
Proceeds from disposal of subsidiaries, net of cash disposed	—	—	34,410	5,274
Purchase of non-control l ing interest	—	—	(3,000)	(460)

Net cash used in investing activities	(156,917)	(411,309)	(84,316)	(12,922)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of businesses	—	(147,592)	(192,349)	(29,479)
Proceeds from IPO (net of IPO expenses)	799,208	—	—	—
Proceeds from promissory notes	50,000	—	—	—
Repayments of promissory notes	—	(190,000)	—	—
Repurchase of convertible redeemable preferred shares	(180,000)	—	—	—
Loans from third parties	139,500	547,038	326,146	49,984
Repayments to third parties	(83,802)	(212,700)	(314,953)	(48,269)
Borrowings from banks	110,873	449,600	675,000	103,448
Repayments of bank borrowings	(4,273)	(242,100)	(408,600)	(62,621)
Loans from related parties	—	—	265,138	40,634
Repayments to related parties	—	—	(94,136)	(14,427)

Net cash generated from financing activities	831,506	204,246	256,246	39,270

Effect of exchange rate changes	48,131	6,432	(22,823)	(3,498)

Net increase (decrease) in cash and cash equivalents, and restricted cash	629,815	(175,947)	(54,223)	(8,311)

Cash and cash equivalents, and restricted cash at beginning of the year	189,162	818,977	643,030	98,549

Cash and cash equivalents, and restricted cash at end of the year	818,977	643,030	588,807	90,238

Supplemental schedule of cash flow information
Income taxes paid	8,532	14,625	9,364	1,435
Interest paid	55,098	60,528	77,131	11,821
Acquisition consideration payable	48,128	376,187	191,431	29,338

Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	778,006	256,763	48,497	7,432
Restricted cash	40,971	386,267	540,310	82,806

Total cash, cash equivalents, and restricted cash	818,977	643,030	588,807	90,238

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES -continued

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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES -continued

The VIE arrangements
-continued

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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES -continued

The VIE arrangements
-continued
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
The Group’s business has been directly operated by the VIE and its subsidiaries and schools. As of December 31, 2019 and 2020, the VIE and its subsidiaries and schools accounted for an aggregate of 75.8% and 70.7%, respectively, of the Group’s consolidated total assets, and 88.0% and 83.7% respectively of the Group’s consolidated total liabilities.
The following financial information of the VIE and VIE’s subsidiaries and schools after the elimination of inter-company transactions and balances as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 was included in the accompanying consolidated financial statements:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	238,907	37,843
Prepaid expenses and other current assets	88,571	78,425
Total current assets	340,789	147,148
Total assets	3,569,949	3,264,946
Total current liabilities	3,035,344	2,762,722
Total liabilities	3,914,723	3,513,374

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	2,219,638	3,094,044	2,897,010
Net ( loss ) income	(254,754)	(31,712)	149,378
Net cash (used in) generated from operating activities	(81,041)	142,437	(49,168)
Net cash used in investing activities	(156,917)	(219,186)	(54,383)
Net cash generated from (used in) financing activities	20,505	83,361	(82,301)
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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
The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group’s ability to generate sufficient cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.
The Group had recurring losses in the past three years and had working capital deficit as of December 31, 2020. Prior to the consideration of the management’s plans articulated below, these factors may raise substantial doubt about the Group’s ability to continue as a going concern for the foreseeable future.
The Group obtained proceeds from financing activities in an aggregate amount of
US
D
89,000
from the issuance of convertible notes in February and March 2021 (Note 26) and, is n
e
gotia
t
ing for additional funds from further financing sources. In addition, the Group also secured credit facility in an amount of

RMB
200,000
from a third party in April 2021 (Note 26) which can be drawn down when necessary. Therefore, as of the date issuance of these financial statements, management is of the opinion that the Group will be able to satisfy its liabilities as they become due in the next twelve months, and accordingly, these consolidated financial statements are prepared on a going concern basis.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

Financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, other receivables, loan receivables, other payables, amounts due to related parties, bank borrowings, loans payable to third parties, promissory notes and derivative liabilities.
The carrying amounts of cash and cash equivalents, restricted cash, other receivables, loan receivables, other payables, amounts due to related parties and bank borrowings approximate their fair values due to short-term maturities. The carrying amount of loans payable to third parties approximates fair value as its interest rates are at the same level of current market yield for comparable debts.
Convenience translation
The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in equity and cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.
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
Loan receivables
Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. No valuation allowance has been recorded for the years ended December 31, 2018, 2019 and 2020 based on the result of the assessment.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

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
Goodwill is not subject to amortization, but is tested for impairment on an annual basis at the end of the fourth quarter or whenever events or changes in circumstances indicate the carrying value of the reporting unit may be in excess of its fair value. As part of the annual goodwill impairment test, the Group first performs a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative assessment above indicates that it is more likely than not that the fair value of the Group’s reporting unit is less than its carrying value, a quantitative impairment test shall be used to compare the fair value to the carrying value. An impairment charge is recorded if the carrying value exceeds the fair value. There was no impairment of goodwill recorded for the years ended December 31, 2018, 2019 and 2020, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

Goodwill and intangible assets
-continued

The Group has determined that certain trademarks do not have determinable useful lives. Consequently, the carrying amounts of the trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair values of the trademarks with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.
Impairment of long-lived assets
The Group’s long-lived assets consist primarily of intangible assets with definite lives, property, plant and equipment and operating lease right-of-use assets. The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2018, 2019 and 2020.
Revenue recognition
On January 1, 2018, the Group adopted ASU
No. 2014-09,
Revenue from Contracts with Customers (Topic 606) applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group recorded a net reduction to opening accumulated deficit of RMB48,316 as of January 1, 2018 due to the cumulative impact of adopting Topic 606.
Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services.
The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of discounts, value added tax and surcharges.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Services:
K-12 tutoring services - group class	817,843	1,103,607	1,153,658
K-12 tutoring services - personalized	364,554	553,654	580,533
K-12 tutoring services - full-time	—	286,593	472,082
Study-abroad test preparation services	860,687	941,537	553,647
Study-abroad consulting services	185,033	218,567	143,995

Total net revenues	2,228,117	3,103,958	2,903,915

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

Revenue recognition
-continued

The following is a description of principal activities from which the Group generates revenue and related revenue recognition policies.

(i)	K-12 tutoring services
The Group offers various types of after-school tutoring services to help students improve their academic performance and qualify for their desired schools and universities. The after-school tutoring services primarily consist of group class courses, personalized tutoring courses and full-time tutoring courses. The
K-12
tutoring services are accounted for as a single performance obligation. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Deferred revenue is recognized proportionately as the tutoring sessions are delivered. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. For some
K-12
courses, the Group also offers refunds for any remaining classes to students who withdraw from the course. The refund is equal to the amount related to the undelivered classes. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

(ii)	Study abroad tutoring services

•	Study-abroad test preparation services
The Group offers study abroad test preparation services to help students prepare for admission tests for high schools, universities and graduate programs in other countries. Tutoring fees are collected in advance and are initially recorded as deferred revenue which is recognized proportionately as the tutoring sessions are delivered. Students are entitled to certain trial class of the purchased course and course fee is fully refundable if a student decides within the trial period not to take the remaining course. For some study-abroad test preparation courses, the Group also offers refunds for any remaining classes to students who withdraw from the course. The study-abroad test preparation services are accounted for as a single performance obligation.

•	Study-abroad consulting services
The Group offers study abroad consulting services to provide quality advisory guidance for students who intend to study abroad. The Group charges each student an up-front
prepaid fee based on the scope of consulting services requested by the student. Portion of the prepaid service fees are refundable if the student does not successfully gain admission, which are accounted for as variable consideration under Topic 606. The study-abroad consulting services are accounted for as a single performance obligation. The Group estimates the variable consideration to be earned and recognizes revenue over the service period.
Remaining performance obligation represents the transaction price under the contracts of study-abroad consulting services for which services have not been fully performed. As of December 31, 2020, the aggregate amount of the transaction price allocated for the remaining performance obligations was

RMB
125,605
. The Group expects to recognize revenue RMB
100,500
and RMB
19,677
on the remaining performance obligations over the next
12
and
24
months, respectively, with the remainder of RMB5,428 to be recognized thereafter.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

Revenue recognition
-continued

Practical expedients and exemptions
The Group incurs sales commissions primarily for
K-12
tutoring services and study-abroad test preparation services which are expensed when incurred because the amortization period would have been one year or less.
These costs are recorded within selling expenses.
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
Value added taxes
The
 Group’s certain subsidiaries and schools are subject to VAT at the rate of 3%, as small scale VAT payer, and the remaining subsidiaries and schools are subject to VAT at the rate of 6%, as general VAT payer. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other current liabilities in the Group’s consolidated financial statements.
Since May 2016, in accordance with Cai Shui [2016] No. 68, the nonacademic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Therefore, the Group’s nonacademic educational programs and services in short-term training schools which were previously subject to business tax are now subject to VAT.
Since January 2020, in accordance with Cai Shui [2020] No.8, due to the COVID-19 pandemic, the VAT on certain services was temporarily exempted for the calendar year 2020. For the year ended December 31, 2020, VAT exemption of RMB86,212 was recognized as other income in the Group’s consolidated statements of operations.
Leases
The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU
2018-11,
without adjusting the comparative periods presented. The Gr
o
up leases offices and schools in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets
on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets
based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to ten years. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

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
The computation of diluted net loss per share for the years ended December 31, 2018, 2019 and 2020 does not include common share equivalents, since such inclusion would be anti-dilutive.
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
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

Significant risks and uncertainties
Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB281,450 and RMB73,805 as of December 31, 2019 and 2020, respectively.
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and prepayment and other current assets. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC.
Recent accounting pronouncements not yet adopted
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing the following exceptions:1) exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items; 2) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; 3) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and 4) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The amendments also simplify the accounting for income taxes by doing: 1) requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; 2) requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction; 3) specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority; 4) requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date; and 5) making minor codification improvements for income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is currently assessing the impact of adopting this ASU, but based on a preliminary assessment, does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group's fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

Newly adopted accounting pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group adopted Topic 326 on January 1, 2020 using the modified retrospective approach and the adoption did not have a material impact on the Group’s consolidated financial statements.
In January 2017, FASB issued ASU 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group adopted this ASU on January 1, 2020 and the adoption had no impact on the Group’s consolidated financial statements.
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Group adopted Topic 810 on January 1, 2020 the adoption had no impact on the Group’s consolidated financial statements.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
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

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

Other acquisitions in 2018
In 2018, the Group acquired 100% equity interest in Jinan Lixia Wise Tutoring School Ltd and acquired tutoring business from third parties (collectively “Other 2018 Acquirees”). The total consideration for the acquisitions of Other 2018 Acquirees amounted to RMB19,986 which included RMB19,266 in cash and the rest was in the form of warrant. The warrant was issued by Long belief Limited, a shareholder of the Company, to purchase 49,348 ordinary shares of the Company. Long belief Limited is a shareholding platform for acquisitions. Refer to Note
18
. The warrant was recorded at fair value and accounted for as shares consideration of the acquisition paid by the Company itself.
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

The tangible and intangible assets valuation for the acquisitions disclosed above was based on valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.
The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

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

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

Acquisition of Xi’an Intest Management Consulting Co., Ltd. (“Xi’an Intest”)
On July 9, 2019, the Group acquired 100% equity interests in Xi’an Intest. The total consideration for the acquisition of Xi’an Intest amounted to RMB113,000 in cash.
Xi’an Intest operates
K-12
tutoring services in the PRC. The acquisition of Xi’an Intest’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.
This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	22,245
Prepaid expenses and other current assets	47
Rental deposits	464
Property, plant and equipment, net	2,074	3-5 years
Operating lease right-of-use assets	45,269
Accrued expenses and other current liabilities	(6,072)
Deferred revenue	(45,581)
Operating lease liabilities	(41,469)
Intangible assets - student base	15,700	3.5 years
Deferred tax liabilities	(3,925)
Goodwill	124,248

Total	113,000

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

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

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
This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	8,223
Prepaid expenses and other current assets	64,330
Rental deposits	931
Property, plant and equipment, net	1,204	3-5 years
Operating lease right-of-use assets	37,780
Accrued expenses and other current liabilities	(6,280)
Deferred revenue	(67,415)
Bank borrowing	(4,500)
Operating lease liabilities	(32,333)
Intangible assets - student base	12,600	4.1 years
Deferred tax liabilities	(3,150)
Goodwill	160,560

Total	171,950

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

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

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

The tangible and intangible assets valuation for the acquisitions disclosed above was based on valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.
The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

Acquisition of Zhengzhou Youshili Education Consulting Co., Ltd (“Zhengzhou Youshili”)
On December 1, 2020, the Group acquired
100%
equity interests in Zhengzhou Youshili at consideration in cash amounted to

RMB
50,306
.
Zhengzhou Youshili operates K-12 tutoring services in the PRC. The acquisition of Zhengzhou Youshili’s training centers, with its teaching team and student base, allows the Group to provide high-quality, competitively priced and diversified services to the students.
This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

	Amount	Depreciation or amortization period
	RMB
Cash and cash equivalents	1,420
Inventories	168
Prepaid expenses and other current assets	33,683
Rental deposits	558
Property, plant and equipment, net	52	3-5 years
Operating lease right-of-use assets	23,413
Accrued expenses and other current liabilities	(655)
Deferred revenue	(36,682)
Operating lease liabilities	(21,925)
Intangible assets - student base	3,600	4.1 years
Deferred tax liabilities	(900)
Goodwill	47,574

Total	50,306

The tangible and intangible assets valuation for the acquisition disclosed above was based on valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.
The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

The following information summarizes the results of operations attributable to the acquisitions included in the Group’s consolidated statement of operations since the acquisition date:

	For the year ended December 31, 2018
	Shandong Zengyu	Others
	RMB	RMB
Net revenues	8,074	4,495
Net (loss)	(1,362)	(27)

	For the year ended December 31, 2019
	Beijing Xiaoze	Xi’an Intest	Dalian Keyuan	Others
	RMB	RMB	RMB	RMB
Net revenues	116,355	61,194	11,697	174,149
Net income (loss)	11,300	(1,740)	758	33,460

For the year ended December 31, 2020
Zhengzhou Youshili
RMB
Net revenues	5,800
Net income	249
Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2017 and 2018 assuming that the acquisitions of Shandong Zengyu and Other 2018 Acquirees which were completed in 2018 occurred as of January 1, 2017. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2017	2018
	RMB	RMB
	Unaudited	Unaudited
pro forma net revenues	1,392,146	2,317,937
pro forma net (loss)	(389,366)	(824,909)

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

3.	BUSINESS ACQUISITION -continued

Pro forma information of acquisitions
-continued

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2018 and 2019 assuming that the acquisitions of Beijing Xiaoze, Xi’an Intest, Dalian Keyuan and Other 2019 Acquirees which were completed in 2019 occurred as of January 1, 2018. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2018	2019
	RMB	RMB
	Unaudited	Unaudited
pro forma net revenues	2,928,589	3,481,809
pro forma net (loss)	(836,874)	(516,704)
The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2019 and 2020 assuming that the acquisition of Zhengzhou Youshili which was
completed in 2020 occurred as of January 1, 2019. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2019	2020
	RMB	RMB
	Unaudited	Unaudited
pro forma net revenues	3,185,922	2,970,758
pro forma net (loss)	(520,417)	(37,745)

4.	DISPOSAL OF SUBSIDIARIES
In December 2020, the Group sold
100%
equity interest in Tianjin Puxin Online School Education Technology Co., Ltd. (“Puxin Online School”) to a third party for cash consideration of
RMB37,399, of which RMB35,529
had been received in December 2020. As of the disposal date, Puxin Online School had accumulated deficit resulting in the Group deriving a gain from the deconsolidation. The Group recognized disposal gain of
 RMB66,000
in the consolidated statements of operations for the year ended December 31, 2020. The disposal of Puxin Online School did not represent a strategic shift and did not have a major effect on the Group’s operation.
In April 2020, the Group disposed certain other insignificant subsidiaries and schools in Guangzhou, Shenyang and Hangzhou. The total cash consideration for the disposal of these subsidiaries and schools was
RMB8,000.
As of the disposal date, these subsidiaries and schools had accumulated deficit resulting in the Group deriving a gain from the deconsolidation, which totalled
RMB60,968
and was recorded in the consolidated statements of operations for the year ended December 31, 2020. According to the disposal agreements, for the consideration of RMB8,000 together with the amounts due from the disposed subsidiaries and schools amounting to
RMB58,000
(collectively the “Settlement Amount”),
10%
shall be paid in 2021,
60%
within 24 months, and 30% within
 30
months. Therefore,
10%
of the Settlement Amount was recorded in prepaid expenses and other current assets, and
90%
of the Settlement Amount was recorded in other non-current assets of the consolidated balance sheets as of December 31, 2020.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepaid service fees	68,913	55,683
Staff advances	20,067	17,430
Interest receivable	17,052	48,513
Receivable from disposal of subsidiaries	—	8,470
Others	11,116	11,798

	117,148	141,894

6.	LOAN RECEIVABLE S
In September
2019, the Group entered into loan agreements amounted to USD27,468 (equivalent to RMB191,230) with American Hebrew Academy, Inc. (“AHA”), a non-for-profit
corporation. The annual interest rate was 18.0% and the term of the loan was 12 months.
In
February
2020,
the Group and AHA amended the agreement where the maturity date of the loans to AHA was extended to
September 6, 2021
. During the year ended December 31, 2020, the Group loaned an additional
USD4,290 (equivalent to RMB27,993)

to AHA with the same interest rate and maturity date. The loans are secured by AHA’s real estate property located in North Carolina, the United States
.
In April 2020, the Group also entered into a loan agreement amounted to RMB15,670 with a third party. The annual interest rate was 4.75% and the term of the loan was 12 months.

7.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Buildings	87,792	87,792
Electronic equipment	87,658	91,524
Motor vehicles	9,149	8,111
Furniture and education equipment	46,132	48,173
Leasehold improvement	239,148	248,724

Total	469,879	484,324

Less: Accumulated depreciation	(171,160)	(219,295)

	298,719	265,029

Depreciation expenses were RMB57,696, RMB77,859 and RMB80,290 for the years ended December 31, 2018, 2019 and 2020, respectively.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

8.	INTANGIBLE ASSETS
Intangible assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Student base	140,409	127,155
Trademark	216,100	216,100
Relationship with partnership school	5,300	5,300
Franchise agreement	4,400	4,400

Total	366,209	352,955

Less: Accumulated amortization	(101,669)	(123,685)
Accumulated impairment loss	—	(4,100)
	264,540	225,170

Amortization expenses were RMB32,749, RMB34,938 and RMB34,266 for the years ended December 31, 2018, 2019 and 2020, respectively.
As of December 31, 2020, the Group expects to record amortization expenses related to intangible assets RMB21,359, RMB18,160, RMB4,804, RMB1,074 and RMB138 for the years ended December 31, 2021, 2022, 2023, 2024, 2025, respectively, and RMB 35 thereafter.
During the year ended December 31, 2020, the Group recognized an impairment loss of
RMB4,100
on acquired intangible assets - trademark. The impairment was driven mainly by changes in forecast projections including a lower growth rate in revenues due to the COVID-19 outbreak.

9.	GOODWILL
The Group has two reporting units that carry goodwill. The changes in carrying amount of goodwill for the years ended December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Costs:
Beginning balance	1,243,817	2,055,922
Acquisition of subsidiaries and schools	812,105	47,574
Disposal of subsidiaries and schools	—	(20,345)
Ending balance	2,055,922	2,083,151

Goodwill impairment loss	—	—

Goodwill, net	2,055,922	2,083,151

The Company performed goodwill impairment analysis as of December 31, 2020. When determining the fair value of reporting units, including
K-12
tutoring services and study abroad tutoring services, the Company used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts.
Based on the Company’s assessment as of December 31, 2020, the fair value of
K-12
tutoring services and study abroad tutoring services reporting units exceeded its carrying value, respectively. The Group did not record impairment of goodwill for the years ended December 31,
2018, 2019 and 2020.
As disclosed in Note 4, the Group disposed certain insignificant subsidiaries and schools, a portion of goodwill associated with the disposed subsidiaries and schools was included in the carrying amount of the disposed subsidiaries and schools in determining the gain on disposal. The amount of goodwill included in that carrying amount was based on the relative fair values of the business that was disposed of and the portion of the reporting unit that was retained.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
The components of accrued expenses and other current liabilities were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Consideration payable in connection with business acquisitions	376,187	191,431
Salary and welfare payable	335,024	258,635
Refund liabilities (Note a)	137,510	147,093
Accrued expenses	61,962	129,900
Other tax payable	25,060	12,531
Interest payable	20,342	23,530
Payables for purchase of property, plant and equipment	16,113	8,759
Others	11,517	13,015

	983,715	784,894

Note a:	Refund liabilities represented estimated amounts of service fee collected that may be subject to refund to the customers related to K-12 tutoring services and study abroad tutoring services.

11.	BANK BORROWINGS
In
 April 2019
, Puxin Education entered into a bank borrowing agreement amounted to RMB41,000 with Xiamen International Bank. The annual interest rate was 7.0% and the term of the bank borrowing was
 6 months. The buildings of Beijing GEDU were mortgaged as collateral for the borrowing. As of December 31, 2019, the bank borrowing was fully repaid at maturity date.

In 2019, Puxin Education entered into a series of borrowing agreements amounted to RMB408,600 with Shanghai Pudong Development Bank (“SPD Bank”). The
annual interest rate was 4.35%
and the terms of the bank borrowings were

6-12
months. Deposits amounted to USD50,000 (equivalent to RMB348,090), which were recorded in the current portion of restricted cash, were pledged as collateral for the borrowings. As of December 31, 2019, bank borrowings amounted to RMB94,500 were repaid at the maturity date. As of December 31, 2020, the remaining amount, at
 RMB314,100
,

was fully repaid at the maturity date.
In 2020, Puxin Education entered into a series of borrowing agreements amounted to RMB660,000 with SPD Bank. The annual interest rate ranged from 4.27% to 5.22% and the terms of the bank borrowings were 12 months. Deposits amounted to USD78,850 (equivalent to RMB514,496), which were recorded in the current portion of restricted cash, were pledged as collateral for the borrowings amounted to RMB500,000. The buildings of Beijing GEDU were mortgaged as collateral for the borrowings amounted to RMB
160,000
.
As of December 31, 2020,
 RMB
80,000
of the bank borrowings was repaid at the maturity date.
In March 2020, Beijing Haidian Puxin Training School entered into a bank borrowing agreement amounted to RMB
5,000
with China Everbright Bank. The annual interest rate was
4.05
% and the term of the bank borrowing was
12
months. Puxin Education
is the
guarantor under the bank borrowing agreement.
In June 2020, Nanjing Innovation School entered into a bank borrowing agreement amounted to RMB
10,000
with Industrial and Commercial Bank of China. The annual interest rate was
4.35
% and the term of the bank borrowing was

6
months. Puxin Education
is the
guarantor under the bank borrowing agreement. As of December 31, 2020, the bank borrowing was fully repaid at maturity date.
For the years ended December 31,
 2018,
2019 and 2020, the Group recognized interest expense of
 RMB1,148,
RMB13,269 and RMB22,049 for these bank borrowings
, respectively.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)
12.	LOANS PAYABLE TO THIRD PARTIES
In 2019, Puxin Education issued secured
de
b
ts
amounted to
 RMB384,100 under the directed financing schemes and registered with competent financial asset exchanges in PRC
.
The
annual interest rate ranged from 7.0% to 9.5%
and the term
s
of the secured
debts w
ere
3-12 months
.

Taiyuan
Puxin Culture and Arts Co., Ltd (“Taiyuan Puxin Arts”), Shanghai
Global Career Education & Technology Holdings Limited (“Shanghai GEDU”), Mr. Yunlong Sha and Ms. Wenjing Song were joint guarantors under the agreements, 100%
equity interests of a certain subsidiary and tuition collection rights of certain schools were pledged for the secured debts
. Secured
debts

amounted to
 RMB133,200

were repaid at maturity date as of December 31, 2019 and the remaining amount, at
 RMB250,900
, was fully repaid as of December 31, 2020.
The Group

entered into other three loan agreements in a total amount of RMB162,938 with a group of lenders in 2019. The annual interest rate ranged from nil to 14% and the terms of the loans ranged from 6 month
s
to 12 months. Mr. Yunlong Sha was guarantor under the loan agreements, and tuition collection rights of certain schools were pledged for the loans.

Loans amounted to RMB42,052
were repaid at maturity date as of December 31, 2020. The maturity date of loans amounted to
 RMB100,000
and
RMB20,886
were extended to May 2021 and June 2022, according to each of respective amendment agreements.
In 2020, Puxin Education issued secured
debts
amounted to
RMB106,100
under the directed financing schemes and registered with competent financial asset exchanges in PRC. The annual interest rate ranged from
7.0% to 9.2%
and the term
s
of the secured
debts were
3-12
months. Shanghai GEDU, Mr. Yunlong Sha and Ms. Wenjing Song are joint guarantors under the agreements, and tuition collection rights of certain schools were pledged for the secured debts
. Secured
debts
amounted to
 RMB19,500
were repaid at maturity date as of December 31, 2020.
The Group entered into other six loan agreements in a total amount of RMB220,046 with a group of lenders in 2020. The annual interest rate ranged from nil to 15% and the terms of the loans ranged from

12 months
 to 36
months. Mr. Yunlong Sha is guarantor under the loan agreements, and
70%
equity interests of a subsidiary was pledged for one of the loans.
One loan agreement defines events of default including, but not limited to, the entry of one or more judgments against Prepshine HK or Mr. Yunlong Sha (the “Borrowers”) by any court, tribunal, arbitration, or any other legal proceeding calling for the payment by any Borrower of more than USD10,000 in the aggregate.

Loans amounted to
RMB
2,501
were repaid at maturity date as of December 31, 2020.
For the years ended December 31,
 2018,
2019 and 2020, the Group recognized interest expense of

RMB2,433
,
 RMB20,451 and RMB39,336 for the loans
, respectively.

F-3
4

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

13.	CONVERTIBLE NOTES
Notes issued to Huazhong
In June 2017, Puxin Education and Mr. Yunlong Sha entered into a convertible note investment agreement with Jiangyin Huazhong Investment Management Co., Ltd. (“Huazhong”). Pursuant to this agreement, Huazhong provides a credit facility in an amount up to RMB
300,000
to Puxin Education and has the right to elect to convert the unpaid and outstanding amount under the credit facility into ordinary shares of Puxin Limited upon its initial public offering. The conversion price per ordinary share will be equal to
90
%,
80
% and
70
% of the public offering price of the ordinary shares if the public offering application is submitted before or by December 31, 2018, between January 1 and December 31, 2019, or between January 1 and December 31, 2020, respectively. If IPO fails to occur before or by December 31, 2020, the note could be converted to shares. In July 2017, November 2017 and February 2018, Puxin Education had drawn down a principal amount totaled at RMB
190,000
under the credit facility. The note bears a simple annual interest rate of
12
% and has a maturity term of
22
months since the date the issuer received the first proceed and can be extended for another
36
months. Pursuant to the agreement, Puxin Education committed to guarantee Huazhong an Internal Rate of Return (“IRR”) of no less than
18
% per annual if Huazhong chooses to withdraw earlier or by the
58th month
of investment. Puxin Education is obligated to pay the compensation amount equals to the shortfall to Huazhong. However, if for 20 consecutive trading days, the weighted average trading price provides Huazhong an IRR of above
30
%, Puxin Education is no longer liable for the compensation. In the event of (1) certain misconduct by the Company, (2) the Company establishes the planned VIE structure in contemplating a IPO overseas and the Huazhong decided not to convert the note into the shares of the Company, or (3) the total net profits in aggregation of the Company from 2017 to 2019 is less than RMB
950,000
, Huazhong has the option to demand Puxin Education to redeem the note at a price equal to the principal amount plus any accrued unpaid interest at a rate of
18
% per annum. The fair value option was elected for the convertible note
.

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
Loss on changes in the convertible note’s fair value of RMB7,100 from January 1, 2018 to the amendment date were recorded in the consolidated statements of operations for the year ended December 31, 2018. Pursuant to the warrants agreement, up until the
58
th
month from the original date of drawdown, if the aggregate profit received by the warrants holder in selling the warrants shares (the “Actual Return”) is less than a minimum return calculated based on certain formula (the “Minimum Return”), the Company shall cause Mr. Yunlong Sha and/or Puxin Education to compensate the warrants holder in cash for the difference between the Actual Return and the Minimum Return.
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
As described in Note
14
, the warrants expired in March 2019 and Puxin Education fully repaid the new note of Huazhong in May 2019.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

13.	CONVERTIBLE NOTES -continued

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
Upon the completion of the Company’s IPO, the convertible notes issued to Haitong automatically converted into 4,201,681 ordinary shares at the conversion price of USD5.95, which equal to 70% of the IPO price of the ordinary shares.
Loss on
changes in fair value of USD6,714 (equivalent to RMB42,792),
USD nil and
 USD
nil were recorded in the consolidated statements of operations for the years ended December 31,
 20
1
8,
2019 and 2020, respectively.
Notes issued to CICC
On September 29, 2017, Puxin Limited issued convertible note at the principle amount of USD23,000 (equivalent to RMB153,026) to CICC ALPHA Eagle Investment Limited (“CICC ALPHA”). The note bears a simple annual interest rate of 15% and has a maturity term of 4 years since the date of the note. If the Company’s IPO occurs before or by June 30, 2020, CICC ALPHA has the right to convert all or any part of the outstanding principal amount into ordinary shares upon completion of the IPO. The conversion price per ordinary share will be equal to 70% or 55% of the public offering price of the ordinary shares if the Company’s IPO is completed before or by June 30, 2019 or between July 1, 2019 and June 30, 2020, respectively. The portion of the outstanding principal amount that CICC ALPHA elects not to be converted into the Company’s ordinary share will be redeemed and repurchased by the Company on the completion of the IPO at a redemption price calculated based on a compound interest rate of 15% per annum. If IPO fails to occur before or by June 30, 2020, CICC ALPHA has the right to convert all or any part of the outstanding amount into preferred shares. In the event of default, CICC ALPHA may request the Company to immediately redeem the convertible note. Pursuant to the agreement, if after IPO, the IRR of the notes holder upon exit is below 25%, the founder Mr. Yunlong Sha
 should compensate CICC ALPHA for the shortfall (“Floor Return”). If the IRR of CICC ALPHA exceeds 30%, CICC ALPHA shall pay Mr. Yunlong Sha certain awards (“Founder Awards”). The features of Founder Awards and Floor Return are freestanding derivatives that are required to be separately accounted for as derivative liabilities under ASC 815. The Company elected the fair value option for the convertible note.
Upon the completion of the Company’s IPO, CICC ALPHA exercised its conversion right. The convertible notes issued to CICC ALPHA has been converted into 3,865,547 ordinary shares at the conversion price of USD5.95 which equal to 70% of the IPO price of the ordinary shares.
The convertible note consideration received were allocated between the convertible notes and two derivatives using the residual value method.
In 2020, CICC ALPHA and Mr. Yunlong Sha, the founder, settled the shortfall under the Floor Return obligation where the founder paid
 USD41,945 (equivalent to RMB293,861) to CICC ALPHA to purchase 3,865,547 ordinary shares of the Company and relieved the Company’s derivative liabilities. The Company recorded the extinguishment of the derivative liabilities as capital contribution from the founder.
As of December 31, 2018
,
 2019
 and 2020,
 the fair value of the derivative liabilities was USD9,300 (equivalent to RMB63,942
),
 USD24,740 (equivalent to RMB172,235)
 and USD nil,
 respectively.
Loss on

c
hanges in fair value of derivative liabilities were USD6,500 (equivalent to RMB44,288)
,
 USD15,440 (equivalent to RMB104,589)
and USD2,939 (equi
valent to RMB20,91
7
)
recorded in the consolidated statements of operations for the years ended December 31, 2018
,
 2019
 and 202
0. Loss on

 changes
in fair value of the convertible note aggregated to USD8,217 (equivalent to RMB52,368)
,
USD
nil
 and US
D
 nil were recorded in the consolidated statements of operations for the years ended December 31, 2018
,
 2019
 and 2020, respectively.
As part of the agreements with the noteholders, the Company and Puxin Education pledged certain equity interest of themselves and its subsidiaries of the Group as described in Note 2
3
. The convertible notes agreements also contain covenants customary for a financing of this size and nature.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

14.	PROMISSORY NOTES
On August 4, 2017, the Company issued promissory note at the principle amount of USD25,000 (equivalent to RMB168,180) to Haitong. The note bears a simple annual interest rate of 8% and has a maturity term of 2 years from the date of issuance. In 2019, the Company entered into an amendment agreement with Haitong, the maturity date for half of the principal amounted to USD12,500 (equivalent to RMB87,023) shall be extended to August 4, 2020, the third anniversary of the issuance date of the original promissory note, and the maturity date for the other half of the principal amounted to USD12,500 (equivalent to RMB87,022) shall be extended to August 4, 2021, the fourth anniversary of the issuance date of the original promissory note. In 2020, the Company amended the agreement with Haitong, under which the maturity date for first half of the principal amounted to
USD12,500 (equivalent to RMB
87,023
) shall be extended from August 4, 2020 to August 4, 2021.
The note bears a simple annual interest rate of 10% for the extension period of the original promissory note.

As disclosed in Note 1
3
, the amendment of the convertible notes to Huazhong was accounted for as an extinguishment of the original convertible notes and issuance of a new note at the same principal amount. For the new note, Puxin Education will repay the principle and interest to Huazhong as stipulated in the amendment agreement. The new note bears a simple annual interest rate of 12% and has a maturity term of 22 months since the original date the issuer received the first proceed and can be extended by Puxin Education for another 36 months. If China Central International exercises the warrant, it should surrender the warrant to the Company and make payment to the Company of an amount equal to exercise price in cash, within 5 business days upon the full payment of the principal and all the interests accrued on the principal, or at the option of China Central International, within 5 business days upon the Company’s receipt of the note of exercise. The warrants were expired in March 2019 and Puxin Education fully repaid the new note of Huazhong in May 2019.
For the years ended December 31, 2018
, 2019
and 20
20
, the Group recognized interest expense of RMB32,026
,
 RMB37,379
and RMB17,308 for the notes, respectively.
The carrying value of promissory notes approximate its fair value, as interest rate approximates market rate. The fair value of promissory notes was determined as present value of the notes using market interest rate. The promissory notes was categorized in Level 2 of the fair value hierarchy.
As part of the agreements with the noteholders, the Company and Puxin Education pledged certain equity interest of themselves and its subsidiaries of the Group as described in Note 2
3
.

1 5 .	FAIR VALUE MEASUREMENT
Measured or disclosed at fair value on a recurring basis
The Group measured its financial assets and liabilities, including cash and cash equivalents, restricted cash, other receivables, loan receivable
s
, other payables, amounts due to related parties, bank borrowings, loans payable to third parties, promissory notes and derivative liabilities at fair value on a recurring basis as of December 31, 2019 and 2020. Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The Group determines the fair value of derivative liabilities with the assistance of an independent third-party appraiser, based on Level 3 inputs. To determine the fair value of derivative liabilities, the Group used binomial model.
The key assumptions used in valuation of derivative liabilities are summarized in the table below:

	For the years ended December 31,
	2019	2020
Exit period	2019/12/31	2019/12/31
	–2020/12/31	–2020/6/30
Volatility	77%	92%

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

1 5 .	FAIR VALUE MEASUREMENT -continued

Measured or disclosed at fair value on a recurring basis
-continued

	Fair Value Measurement as of December 31, 2019
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Cash and cash equivalents	256,763	—	—	256,763
Restricted cash	386,267	—	—	386,267
Promissory notes	—	174,045	—	174,045
Derivative liabilities	—	—	172,235	172,235

Total	643,030	174,045	172,235	989,310

	Fair Value Measurement as of December 31, 2020
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
	RMB	RMB	RMB
Cash and cash equivalents	48,497	—	48,497
Restricted cash	540,310	—	540,310
Promissory notes	—	163,125	163,125

Total	588,807	163,125	751,932

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2018, 2019 and 2020:

Derivative liabilities
RMB
Balance as of January 1, 2019	63,942
Changes in fair value	104,589
Exchange rate effect	3,704

Balance as of December 31, 2019	172,235

Changes in fair value	20,917
Extinguishment of derivative liabilities	(194,265)
Exchange rate effect	1,113

Balance as of December 31, 2020	—

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

15.	FAIR VALUE MEASUREMENT -continued

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

1 6 .	SHARE-BASED COMPENSATION
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

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

1 6 .	SHARE-BASED COMPENSATION -continued

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
In March 2019, the Company granted 8,879,986 options under the 2019 Noble Talent Plan for an exercise price of US
D
0.001 (RMB0.007). The term of the option is fixed and shall not exceed 7 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period of 2 months.
The Company determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in the years ended December 31, 2018 and 2019. The Company did not grant options in the year ended December 31, 2020
.

	For the years ended December 31,
Grant date	2018	2019

Risk-free interest rate	3.40%	2.51%
Volatility	46%	55%
Dividend yield	—	—
Exercise multiples	2.2-2.8	2.8
Life of options	7.0	7.0
Fair value of underlying ordinary shares	49.67	20.57

(1)	Risk-free interest rate
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

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

1 6 .	SHARE-BASED COMPENSATION -continued

The activity in stock options as of December 31, 2020 and changes during the year then ended is presented below:

	Outstanding options
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2020	21,646,232	37.78	4.77	123,239
Granted	—	—
Exercised	428,182	3.42
Forfeited	1,317,461	40.53

Options outstanding at December 31, 2020	19,900,589	38.22	3.79	67,901

Options vested and expected to vest as of December 31, 2020	19,900,589	38.22	3.79	67,901

Option exercisable as of December 31, 2020	15,948,198	36.97	3.71	64,135

The weighted average grant date fair value for the years ended December 31, 2018
 and
2019

were RMB24.20

and RMB20.56. Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 were RMB681, RMB255,728 and RMB7,298, respectively. The total fair value of options vested during the years ended December 31, 2018, 2019 and 2020 was RMB302,331, RMB220,040 and RMB25,911, respectively.
For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses of RMB345,503, RMB230,440 and RMB28,023 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, there was RMB30,874 of share-based compensation related to stock options that is expected to be recognized over a weighted average period of 2.48 years.
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

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

1 7 .	INCOME TAXES
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
The Company’s other subsidiaries, the VIE and the VIE’s subsidiaries and schools, which were entities incorporated in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (“EIT”), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of
 25%
except for a high and new technology enterprise (“HNTE”, which is subject to a tax rate of 15%) and some small low-profit enterprises (whose income will be counted in the taxable income at the half-reduced or quarter-reduced rate, and the enterprise income tax is calculated and paid at the 20% tax rate). In accordance with GuoKeFaHuo [2016] No.32, HNTE can enjoy a reduced income tax rate of 15%. Beijing Meikaida Education Technology Co., Ltd. (“Beijing Meikaida”) began to qualify as HNTE since 2016, renewed the qualification in 2020 and enjoy the tax rate of 15% in 2016, 2017, 2018 and 2020. Beijing GEDU began to qualify as HNTE since 2018 and enjoy the tax rate of 15% in 2018, 2019 and 2020. In accordance with Cai Shui [2019] No.13, during the period from January 1, 2019 to December 31, 2021, for small low-profit enterprises, the portion of less than
RMB1,000 and the portion of more than RMB1,000 but less than RMB3,000 of the annual taxable income, will be included in the actual taxable income at 25% and 50% respectively, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20%.
The current and deferred components of the income tax expenses appearing in the consolidated statement of operations were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expenses	14,265	20,118	20,561
Deferred tax expenses	(8,943)	(7,930)	(11,366)

	5,322	12,188	9,195

The principle components of deferred taxes were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Accrued expenses	42,443	33,946
Net operating loss carrying forwards	222,722	229,332

Total deferred tax assets	265,165	263,278

Less: Valuation allowance	(262,966)	(259,756)

Deferred tax assets, net	2,199	3,522

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

17.	INCOME TAXES -continued
As of December 31, 20
20
, the Group had net operating loss carried forward of RMB949,175 from the Company’s PRC entities, which will expire on various dates from December 31, 202
1
 to December 31, 20
30
.

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	81,969	71,674

Total deferred tax liabilities	81,969	71,674

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss before income taxes	(828,087)	(507,446)	(27,465)
Income tax benefit computed at an applicable tax rate of 25%	(207,022)	(126,862)	(6,866)
Effect of non-deductible expenses	108,479	57,888	33,462
Effect of research and development super-deduction	(1,970)	(6,672)	(9,473)
Effect of income tax rate differences in jurisdictions other than PRC	38,490	30,189	(3,075)
Effect of preferential tax rate	(554)	(12,211)	(14,228)
Change in valuation allowance	67,899	69,856	9,375

	5,322	12,188	9,195

If Beijing Meikaida and Beijing GEDU did not enjoy income tax preferential tax rates, the increase in the Group’s income tax expenses would have been RMB nil, with no impact on the basic and diluted net loss per share attributable to ordinary shareholders of the Company, for the three years ended December 31, 2020.
The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2020. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2020
.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

18 .	ORDINARY SHARES
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
The ordinary shares of the Company issued to Long favor Limited and Long belief Limited were to establish a reserve pool for future issuance of equity share incentive to the Group’s employees or for future acquisition payments. All shareholder rights of these 25,303,724 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share are transferred to the employees or the shareholders of future acquiree. While the ordinary shares were issued to Long favor Limited and Long belief Limited, they do not have any of the rights associated with the ordinary shares, and as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when the ordinary shares are awarded to the employees or the shareholders of future acquiree. 6,450,766 and 8,150,652, 5,849,104 and 8,150,652 ordinary shares of Long favor Limited and Long belief Limited were
issued but not outstanding as of December 31, 2019 and December 31, 2020, respectively.
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
Immediately upon the completion of the IPO, all of the Company’s convertible redeemable preferred shares automatically converted into an equal number of 11,917,880 ordinary shares; the convertible notes issued to Haitong automatically converted into 4,201,681 ordinary shares at the conversion price of USD5.95, which equal to 70% of the IPO price of the ordinary shares; CICC ALPHA exercised its conversion right and the convertible notes were converted into 3,865,547 ordinary shares at the conversion price of USD5.95 which equal to 70% of the IPO price of the ordinary shares.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

19 .	NET LOSS PER SHARE
For the purpose of calculating net loss per share as a result of the reorganization as described in Note 1, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the reorganization occurred at the beginning of the first period presented.
The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator used in basic and diluted net loss per share:
Net loss attributable to ordinary shareholders of Puxin Limited	(833,411)	(518,533)	(32,206)

Shares (denominator):
Weighted average common shares outstanding used in computing basic and diluted net loss per share (Note 1)	144,157,947	170,903,317	174,156,247

Net loss per share basic and diluted	(5.78)	(3.03)	(0.18)

For the years ended December 31, 2018, 2019 and 2020, an incremental weighted average number of 18,420,993, 21,646,232 and 19,900,589 ordinary shares from the assumed exercise of share options were not considered in the computation of diluted net loss per share because they would be anti-dilutive given the Company’s loss making position.

2 0 .	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB184,525, RMB210,236 and RMB118,523 for the years ended December 31, 2018, 2019 and 2020, respectively.

2 1 .	RELATED PARTY TRANSACTION

(1)	Related parties

Name of related parties	Relationship with the Group
Mr. Yunlong Sha	The CEO and the Chairman of the Board of Directors of the Company
Ms. Wenjing Song	Spouse of Mr. Yunlong Sha

(2)	The significant balances between the Group and its related parties were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due to:
Mr. Yunlong Sha	1,197	170,229
Ms. Wenjing Song	254	164

	1,451	170,393

The balances outstanding with related parties were interest-free, unsecured and repayable in 2-3 years.
For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest expense of RMB
16,294
, RMB
nil
and RMB
1,626
, respectively.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2 2 .	LEASES
Operating lease
s
The Group’s leases consist of operating leases for offices and schools in different cities in the PRC. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components,
which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components
is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2020, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2020, the Group did not have additional operating leases that have not yet commenced.
Total operating lease expenses for the year
s
ended December 31,
 2019
 and
2020

were
RMB378,691 and
RMB389,197, and
were
recorded in cost of revenues, selling expenses and general and administrative expense on the consolidated statements of operations.

	For the year s ended December 31,

	2019	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	373,230	361,432
Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	643,722	315,751
Weighted average remaining lease term
Operating leases	4.59 years	4.63 years
Weighted average discount rate
Operating lease s	7.46%	7.53%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods as of December 31, 2020:

Years ending December 31,
2021	329,673
2022	243,799
2023	181,106
2024	120,543
2025	84,251
T hereafter	132,094

Less imputed interest	150,898

Total	940,568

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the year
s
ended December 31, 2018, 2019 and 2020, total rental expense for all operating leases amounted to RMB332,574, RMB378,691 and RMB389,197, respectively.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2 3 .	COMMITMENTS AND CONTINGENCIES
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
On September 29, 2017, Puxin Limited issued convertible note at the principle amount of USD23,000 to CICC ALPHA. In conjunction with the note purchase agreement, an offshore share mortgage agreement was entered into amongst CICC ALPHA, Puxin Limited and Long bright Limited. Pursuant to the offshore share mortgage agreement, Long bright Limited mortgaged its 8.3% equity interests of Puxin Limited in favor of CICC ALPHA. Meanwhile, a domestic equity pledge agreement was entered into amongst a related party of CICC ALPHA, Mr. Yunlong Sha and Puxin Education, Mr. Yunlong Sha pledged his
4.15% equity interests of Puxin Education in favor of a related party of CICC ALPHA. Mr. Yunlong Sha and Long bright Limited are joint guarantors under the offshore share mortgage agreement and domestic equity pledge agreement.
The equity interests pledged under the domestic equity pledge agreements with Haitong and CICC ALPHA were released in February 2018 in connection with the reorganization. As of December 31, 20
20
, all the mortgaged shares of Puxin Limited were released except for 9,589,566 shares which were still mortgaged to Haitong.
As disclosed in Note 11, in 2019 Puxin Education entered into a series of borrowing agreements amounted to
RMB408,600 with SPD Bank. Deposits amounted to USD50,000 (equivalent to RMB348,090), which were recorded in the current portion of restricted cash, were pledged as collateral for the borrowings.
As disclosed in Note 12, in 2019 Puxin Education issued secured debts
amounted to
RMB384,100 under the directed financing schemes and registered with competent financial asset exchanges in PRC. Taiyuan Puxin Arts, Shanghai GEDU, Mr. Yunlong Sha and Ms. Wenjing Song were joint guarantors under the agreements, 100%
equity interests of a certain subsidiary and tuition collection rights of certain schools were pledged for the secured debts
. The Group entered into other three loan agreements in a total amount of RMB162,938 with a group of lenders in 2019. Mr. Yunlong Sha was guarantor under the loan agreements, and tuition collection rights of certain schools were pledged for the loans.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2 3 .	COMMITMENTS AND CONTINGENCIES -continued

Equity pledge commitment
-continued
As of December 31, 2020, all the pledged deposits and tuition collection rights under the respective bank borrowing and loan agreements entered in 2019 were released upon the repayment of borrowings and loans.
As disclosed in Note 11, in 2020 Puxin Education entered into a series of borrowing agreements amounted to
RMB660,000 with SPD Bank. Deposits amounted to USD78,850 (equivalent to RMB514,496), which were recorded in the current portion of restricted cash, were pledged as collateral for the borrowings amounted to RMB500,000. The buildings of Beijing GEDU were mortgaged as collateral for the borrowings amounted to RMB160,000.
As disclosed in Note 12, in 2020 Puxin Education issued secured debts

amounted to
RMB106,100
under the directed financing schemes and registered with competent financial asset exchanges in PRC. Shanghai GEDU, Mr. Yunlong Sha and Ms. Wenjing Song are joint guarantors under the agreements, and tuition collection rights of certain schools were pledged for the secured debts
.

The Group entered into other six loan agreements in a total amount of RMB220,046 with a group of lenders in 2020. Mr. Yunlong Sha is
guarantor under the loan agreements, and 70% equity interests of a certain subsidiary was pledged for one of the loans.
Contingencies
The Group is in the process of applying for permits and preparing filings for certain training institutions and tutoring branches. The contingent liability incurred by failing to meet the permit or filing requirements cannot be reasonably estimated, pending on authoritative interpretation and implementation guidance, the Group did not record any liabilities pertaining to this.
On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC (the “Amended Private Education Law”), which became effective on September 1, 2017 and was further amended on December 29, 2018. On August 10, 2018, the Ministry of Justice of the PRC issued the Amended Draft of Implementation Rules for the Law on the Promotion Private Education of the PRC for Approval (the “Implementation Rules for Approval”). Due to the lack of authoritative interpretation and implementation guidance, the potential impact related to the Group not fully complying with the Amended Private Education Law or any relevant regulations cannot be reasonably estimated at the issuance of this report. As a result, the Group did not account for any liabilities pertaining to this.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2 4 .	SEGMENT INFORMATION
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
The Group primary operates in the PRC and all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on the operating segment’s revenue and gross profit. The revenue and gross profit by segments were as follows:

	For the year ended December 31, 2018
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	1,182,397	1,045,720	2,228,117
Cost of revenues	706,917	535,972	1,242,889

Gross profit	475,480	509,748	985,228

	For the year ended December 31, 2019
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	1,943,854	1,160,104	3,103,958
Cost of revenues	1,055,205	574,242	1,629,447

Gross profit	888,649	585,862	1,474,511

	For the year ended December 31, 2020
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	2,206,273	697,642	2,903,915
Cost of revenues	1,205,656	352,940	1,558,596

Gross profit	1,000,617	344,702	1,345,319

The total assets for the two reportable segments were shared and indistinguishable for reporting purposes.

2 5 .	RESTRICTED NET ASSETS
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
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax
profits as determined under PRC laws and regulations at each year-end
until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries contributed RMB1,443, RMB510 and RMB906 to the general reserve during the years ended December 31, 2018, 2019 and 2020.

PUXIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(In thousands of RMB and USD, except for share, per share and per ADS data)

2 5 .	RESTRICTED NET ASSETS -continued

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax
income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s private schools, amount contributed to the reserve of RMB3,152, RMB2,874 and RMB2,559 for the years ended December 31, 2018, 2019 and 2020.
The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.
Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in
capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in
capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, was RMB472,750 as of December 31, 2020.

26.	SUBSEQUENT EVENTS
In February and March 2021, Puxin Limited entered into convertible note purchase agreements with a group of institutional investors (the “Purchasers”), pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US
D
89,000 (equivalent to RMB580,725) through private placements to the Purchasers.
The convertible notes will mature in five years, bearing interest at the rate of 3%

per annum from the issuance date which shall be payable semiannually in cash. Each of the Purchasers has the right to convert all or any portion of the convertible notes at its option at any time into ordinary shares of the Company at a conversion price of US
D
8 per ADS. Unless previously redeemed or converted, the Company shall repay the notes on the maturity date at 100%
of the then outstanding principal amount plus all accrued but unpaid interest.
In March 2021, the board of directors of Puxin Limited authorized a share repurchase program to repurchase through one or more transactions up to US
D
20,000 worth of its ADSs, representing its ordinary shares, during a 12-month period ending on March 31, 2022 (the “Share Repurchase Program”). Under the Share Repurchase Program, Puxin may purchase its ADSs through various means, including open market transactions, privately negotiated transactions, any combination thereof or other legally permissible means. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.
In April 2021, Purong Information and Mr. Yunlong Sha jointly entered into a credit agreement with a third party. The credit agreement will provide credit facility at RMB200,000 to Purong Information. Purong Information, with an advance notice, can draw down amounts within the credit facility and Purong Information’s obligations under the credit agreement are guaranteed by Mr. Yunlong Sha.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEET
S
(In thousands of RMB and USD, except for share, and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	3,103	—	—
Amounts due from subsidiaries and VIEs	1,099,759	1,061,832	162,733
Prepaid expenses and other current assets	11,448	47,200	7,234
Loan receivable s	191,230	207,225	31,759

Total current assets	1,305,540	1,316,257	201,726

TOTAL ASSETS	1,305,540	1,316,257	201,726

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	7,258	6,804	1,044
Promissory note, current portion	87,023	163,125	25,000
Loan payable to a third party	—	65,250	10,000

Total current liabilities	94,281	235,179	36,044
Non-current liabilities
Promissory note, non-current portion	87,022	—	—
Derivative liabilities	172,235	—	—
Investments deficit in subsidiaries and VIEs	690,822	656,346	100,590

TOTAL LIABILITIES	1,044,360	891,525	136,634

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,653,468 shares issued and 174,025,810 and 174,453,992 shares outstanding as of December 31, 2019 and 2020, respectively)	62	62	9
Additional paid-in capital	2,175,652	2,396,406	367,265
Statutory reserve	7,979	11,444	1,754
Accumulated other comprehensive income	68,707	43,711	6,699
Accumulated deficit	(1,991,220)	(2,026,891)	(310,635)

TOTAL SHAREHOLDERS’ EQUITY	261,180	424,732	65,092

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	1,305,540	1,316,257	201,726

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share, and per share data)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 3)
General and administrative expenses	(8,728)	(12,102)	(191)	(28)

Total operating expenses	(8,728)	(12,102)	(191)	(28)

Interest expense	(13,218)	(15,250)	(17,244)	(2,643)
Interest income	2,104	10,985	37,092	5,685
Foreign exchange ( loss ) gai n	(10,358)	(3,753)	18,885	2,894
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	(124,648)	(104,589)	(20,917)	(3,206)
Equity in loss of subsidiaries and VIEs	(678,563)	(393,824)	(49,831)	(7,637)

Loss before income taxes	(833,411)	(518,533)	(32,206)	(4,935)

Income tax expenses	—	—	—	—

Net loss	(833,411)	(518,533)	(32,206)	(4,935)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of RMB and USD, except for share, and per share data)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 3)
Net loss	(833,411)	(518,533)	(32,206)	(4,935)
Other comprehensive loss, net of tax of nil :
Change in cumulative foreign currency translation adjustments	52,496	493	(24,996)	(3,831)

Total comprehensive loss	(780,915)	(518,040)	(57,202)	(8,766)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands of RMB and USD)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(833,411)	(518,533)	(32,206)	(4,935)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiaries and VIEs	678,563	393,824	49,831	7,637
Foreign exchange loss (gain )	10,358	3,753	(18,885)	(2,894)
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	124,648	104,589	20,917	3,206
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	(10,449)	(37,145)	(5,693)
Accrued expenses and other current liabilities	(5,230)	1,409	—	—

Net cash used in operating activities	(25,072)	(25,407)	(17,488)	(2,679)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to subsidiaries and VIEs	(396,495)	(221,418)	(23,775)	(3,644)
Loan to a third party	—	(191,230)	(27,993)	(4,290)

Net cash used in investing activities	(396,495)	(412,648)	(51,768)	(7,934)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from IPO (net of IPO expenses)	811,001	—	—	—
Loan from a third party	—	—	65,250	10,000

Net cash generated from financing activities	811,001	—	65,250	10,000

Effect of exchange rate changes	43,773	3,545	903	137

Net increase (decrease) in cash and cash equivalents, and restricted cash	433,207	(434,510)	(3,103)	(476)

Cash and cash equivalents, and restricted cash at beginning of the year	4,406	437,613	3,103	476

Cash and cash equivalents, and restricted cash at end of the year	437,613	3,103	—	—

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
The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from RMB into USD as of and for the year ended December 31,
2020
are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31,
2020
. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31,
2020
, or at any other rate.

F-5
5